Filed pursuant to Rule 424(b)(4)
Registration No. 333-129570

5,000,000 Shares

Common Stock

Price $14.00 per share

We are offering 5,000,000 shares of our common stock. This is our initial public offering and no public market existed for our common stock prior to this offering.

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “MIPI.”

This investment involves risk.  See “Risk Factors” beginning on page 8.

	Per Share	Total
Initial public offering price	$14.00	$70,000,000
Underwriting discounts and commissions	$0.98	$4,900,000
Proceeds, before expenses, to Molecular Insight Pharmaceuticals, Inc.	$13.02	$65,100,000

The underwriters have a 30-day option to purchase up to 750,000 additional shares of common stock from us to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about February 7, 2007.

RBC Capital Markets	Jefferies & Company

A.G. Edwards	Oppenheimer & Co.
The date of this prospectus is February 1, 2007.

You should rely only on the information contained in the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or solicitation is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

We currently use Molecular Insighttm and the Molecular Insight logo as trademarks in the United States and other countries. We have sought trademark registration for the Molecular Insight Pharmaceuticals logo, Azedratm, Ultratracetm, Nanotracetm, Zemivatm, SAACtm, and SAACQtm in the United States and in countries outside the United States. We have sought trademark registration for Molecular Insighttm, Onaltatm, Solazedtm, Rintaratm, Unectratm and Velepintm in the United States . All other trademarks, trade names or services marks appearing in this prospectus belong to their respective holders.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and the financial statements and related notes included in this prospectus.

Overview

We are a biopharmaceutical company specializing in the emerging field of molecular medicine, applying innovations in the identification and targeting of disease at the molecular level to improve patient healthcare by addressing significant unmet medical needs. We are focused on discovering, developing and commercializing innovative and targeted radiotherapeutics and molecular imaging pharmaceuticals with initial applications in the areas of oncology and cardiology. Radiotherapeutics are radioactive drugs, or radiopharmaceuticals, that are systemically administered and selectively target cancer cells to deliver radiation for therapeutic benefit. This ability to selectively target cancer cells allows therapeutic radiation to be delivered to tumors while minimizing radiation exposure to normal tissues. Molecular imaging pharmaceuticals are radiopharmaceuticals that enable early detection of disease through the visualization of subtle changes in biochemical and biological processes. Our key scientists and scientific advisory board members are thought leaders in radiochemistry and together have created technological solutions to facilitate the rapid discovery and commercialization of innovative and enhanced molecular radiopharmaceuticals.

We currently have two clinical-stage radiotherapeutic product candidates, Azedra, which has Orphan Drug status and a Fast Track designation by the U.S. Food and Drug Administration, or FDA, and Onalta, which has Orphan Drug status. We have one clinical-stage molecular imaging pharmaceutical product candidate, Zemiva. We are also developing additional product candidates by leveraging our expertise in radiochemistry and radiolabeling founded on our core proprietary technologies, including our Ultratrace technology and Single Amino Acid Chelate, or SAAC, technology. Using our proprietary technologies, we have identified potential candidates that may be useful in the detection or treatment of prostate cancer, heart failure and neurodegenerative disease, which is a disease characterized by the gradual and progressive loss of nerve cells. Additionally, several other indications relating to the future development for Zemiva have been identified, such as diabetes, chronic kidney disease and heart failure.

Our Product Candidates

*	Known molecule commercialized outside the United States
**	Orphan Drug status
***	Fast Track designation

Azedra

Azedra is one of our two lead radiotherapeutic product candidates under development for the treatment of cancer. Formerly known as Ultratrace MIBG, or I-131-metaiodobenzylguanidine, Azedra consists of an MIBG molecule radiolabeled by chemically binding to a radioactive iodine isotope through our proprietary Ultratrace technology. The iodine isotope, depending on the particular isotope selected, acts either diagnostically for imaging disease or therapeutically to deliver targeted radiation to the tumor site. Azedra incorporates an iodine isotope, targets specific tumor cells and does not contain unwanted carrier molecules, or cold contaminants. Cold contaminants are avoided using our proprietary Ultratrace technology. We believe cold contaminants provide no therapeutic benefits, may provide unwanted side effects and compete with therapeutic MIBG for binding on target receptor sites, potentially affecting efficacy. I-123 MIBG containing cold contaminants is marketed in Europe and Japan for diagnostic imaging, but is not an FDA-approved product in the United States. I-131 MIBG containing cold contaminants is commercially available for therapeutic use in Europe but is not approved in the United States. We believe that our Ultratrace technology provides Azedra with potential significant advantages over currently marketed I-131 MIBG containing cold contaminants. Our Ultratrace technology enables Azedra to be an ultrapure compound, or a compound that is devoid of unnecessary cold contaminants.

Azedra has received Orphan Drug status and a Fast Track designation by the FDA. We are currently conducting a Phase 1 clinical trial with Azedra in adults at Duke University, with data from nine of an anticipated twelve patients received. A Phase 1 clinical trial is a stage of drug development when a product candidate is first researched in humans. This Phase 1 dosimetry trial is designed to evaluate the safety, tolerability and distribution of Azedra in adult patients with one of two forms of neuroendocrine cancer — either carcinoid or pheochromocytoma. Neuroendocrine cancer is a tumor of the neuroendocrine system, a diffuse system involving the nervous system and the endocrine glands. Upon input from the FDA, we expect to begin a Phase 1/2 safety, dose ranging and efficacy clinical trial with Azedra in adults in the first half of 2007, with an estimated 12 patients at four to six U.S. centers. A Phase 1/2 safety, dose ranging and efficacy clinical trial is a stage of drug development which incorporates under a single protocol both a traditional Phase 1 dose escalation study with safety and anti-tumor efficacy assessments at a range of doses, and a Phase 2 efficacy study in a larger study population, using the maximum tolerated dose determined in the Phase 1 trial. If results of these ongoing and anticipated trials are positive, we believe that the resulting data together with data from our previous clinical trials will provide a basis for us to file for regulatory approval in the United States. The initial target market for Azedra is the treatment of metastatic neuroendocrine tumors such as pheochromocytoma, carcinoid and neuroblastoma that are not amenable to treatment with surgery or conventional chemotherapy. Metastatic tumors are tumors that spread to other organs or parts of the body. There are currently no approved treatments in the United States for metastatic neuroendocrine tumors.

Onalta

Onalta is our other lead radiotherapeutic product candidate under development for the treatment of cancer. Formerly known as OctreoTher, Onalta is our brand name for edotreotide, an yttrium-90 radiolabeled somatostatin peptide analog that we recently in-licensed from Novartis Pharma AG, or Novartis. Somatostatin is a hormone distributed throughout the body that acts as a regulator of endocrine and nervous system function by inhibiting the secretion of several other hormones such as growth hormones, insulin and gastrin. We are developing Onalta for the radiotherapeutic treatment of metastatic carcinoid and pancreatic neuroendocrine cancer in patients whose symptoms are not controlled by conventional somatostatin analog therapy. Somatostatin analog therapy (or octreotide or sandostatin) is used to alleviate the symptoms associated with carcinoid syndrome.

Onalta has been granted Orphan Drug status by the FDA. Novartis conducted three Phase 1 and three Phase 2 clinical trials involving more than 300 patients. A Phase 2 clinical trial is a stage of drug development for an experimental drug designed to assess short-term safety and efficacy. Published data from a Phase 1 clinical study suggest that OctreoTher demonstrated longer overall survival as compared with historic controls. We are currently in discussions with the FDA on the clinical investigation plan and path to approval for Onalta with the goal of marketing the first therapy approved for reducing tumors, alleviating symptoms and improving quality of life for patients with metastatic carcinoid and pancreatic neuroendocrine cancer whose symptoms are not controlled by conventional somatostatin analog therapy.

Zemiva

Zemiva is our lead molecular imaging pharmaceutical product candidate under development for the diagnosis of cardiac ischemia, or insufficient blood flow to the heart. Zemiva is based on I-123-BMIPP, a known chemical compound which has been commercially available in Japan under the name Cardiodine and used in the non-acute setting for over 10 years. Zemiva is a radiolabeled fatty acid analog, which is a fat-like molecule that allows doctors to visualize the heart’s use of fats as an energy source. Visualizing the changes in the use of fats by the heart can provide doctors with important information about the state of health of heart tissue, including the diagnosis of cardiac ischemia.

We have completed two multi-center Phase 2 clinical trials for Zemiva, which were designed to assess safety and efficacy. We currently have a Phase 2 clinical trial underway to develop a database of normal Zemiva images of the heart using SPECT camera imaging. This Normals trial is designed to include approximately 120 patients. We intend to commence a pivotal Phase 2 clinical trial for Zemiva in the first half of 2007, comprised of approximately 600 to 700 patients. The pivotal Phase 2 trial, if successful, will be followed by a similar sized confirmatory Phase 3 registration trial. A Phase 3 clinical trial is a stage of drug development for an experimental drug in which the safety and efficacy is ascertained in a larger number of patients than the Phase 2 clinical trials. We believe that these two trials will form the basis for our submission of a new drug application, or NDA.

If approved for marketing by the FDA, we believe that Zemiva has the potential to enable improved diagnosis and management of heart disease in a more timely and cost-effective manner to provide significant advantages over the current standard of care in both the emergency department and non-acute settings. The current standard of care to detect acute coronary syndrome, or ACS, an umbrella term that refers to both cardiac ischemia and myocardial infarction (heart attack), results in an estimated $6 billion per year in inpatient expenses that we believe could be avoided with improved disease detection. In 2002, over nine million nuclear stress tests were performed in the United States to evaluate cardiac ischemia. We believe there is a substantial unmet need for an improved imaging pharmaceutical that will shorten the time required to perform stress tests, which typically amounts to three to four hours and up to 24 hours in certain cases. By reducing this period, we believe that patient convenience and throughput will be increased and overall costs will be reduced.

Other Pipeline Product Candidates

In addition to Azedra, Onalta and Zemiva, we are developing a portfolio of product candidates for oncological molecular imaging and targeted radiotherapy as well as cardiovascular molecular imaging using our proprietary technologies. Applied independently and in combination, these technologies enable the development of innovative and targeted radiotherapeutics and molecular imaging pharmaceuticals that use both small molecules and peptides.

Our Business Strategy

We intend to lead in the discovery, development and commercialization of innovative and targeted radiotherapeutics and molecular imaging pharmaceuticals that improve disease detection, management and overall patient care. We plan to take the following steps to implement our strategy:

•	Seek regulatory approval for Azedra, Onalta and Zemiva in the United States, and selectively in other countries;

•	Develop our own specialty sales and marketing teams to market Azedra, Onalta and Zemiva in the United States;

•	Expand the indications for which Azedra and Onalta may be used, beginning with indications earlier in the treatment regimen and in additional neuroendocrine indications;

•	Expand the indications for which Zemiva may be used, beginning with indications in the non-acute settings;

•	Advance the development of our preclinical product candidates; and

•	Expand our product pipeline through our proprietary platform technologies, acquisitions and strategic licensing arrangements.

Risks Associated with Our Business

We have not received regulatory approval for, or received commercial revenues from, any of our product candidates and may never obtain approval to commercialize our product candidates. If we do not commercialize any of our product candidates, we will be unable to achieve our business objectives. We have incurred net losses every year since our inception in 1997 and have generated no revenue from product sales or licenses to date. As of September 30, 2006, we had an accumulated deficit of approximately $77 million. We expect to incur additional losses for at least the next several years and cannot be certain that we will ever achieve profitability. In addition, we are subject to a number of risks, as discussed more fully in the section entitled “Risk Factors,” which may affect our ability to achieve our business objectives.

Corporate Information

We were incorporated in the Commonwealth of Massachusetts in 1997 under the name Imaging Biopharmaceuticals, Inc. and subsequently changed our name to Biostream, Inc. in 1998, and subsequently changed our name again to Molecular Insight Pharmaceuticals, Inc. in 2003. Our principal executive offices are located at 160 Second Street, Cambridge, Massachusetts, 02142, and our telephone number is (617) 492-5554. Our Internet site address is www.molecularinsight.com. Any information that is included on or linked to our Internet site is not a part of this prospectus. In this prospectus, unless otherwise stated or the context otherwise requires, references to “Molecular Insight,” “MIP,” “we,” “us,” “our,” “the Company” and similar references refer to Molecular Insight Pharmaceuticals, Inc. and its subsidiaries.

The Offering

Common stock offered by us	5,000,000 shares

Common stock to be outstanding after the offering	24,639,622 shares

Use of proceeds	We intend to use the net proceeds of this offering to further develop and expand the clinical development of Azedra and Onalta, our lead targeted radiotherapeutic product candidates for cancer; to continue the development and preparation for the commercialization of our lead molecular imaging pharmaceutical product candidate, Zemiva; and for other working capital and general corporate activities. We may use a portion of the net proceeds to pay off outstanding debts. See “Use of Proceeds.”

Cash dividend to be paid in connection with the offering	Contingent upon the closing of this offering, we intend to pay to certain existing preferred stockholders a cash dividend in an aggregate amount of $17,744. Purchasers of our common stock in this offering will not be entitled to receive any portion of this dividend.

Nasdaq Global Market symbol	MIPI

The number of shares of common stock that will be outstanding immediately after this offering is based on 4,597,257 shares of common stock outstanding as of September 30, 2006. The number of shares of common stock to be outstanding after this offering assumes, on a pro forma basis as of the completion of this offering, the automatic conversion of all shares of our preferred stock outstanding into an aggregate of 10,518,975 shares of our common stock, the election of certain preferred stockholders to receive in the aggregate 2,047,661 shares of common stock in lieu of a cash payment for accrued dividends, 406,334 shares of common stock issuable upon the exercise of common stock warrants outstanding as of the date of this prospectus that will expire on or prior to the completion of this offering, 2,029,159 shares of common stock issuable upon the conversion of outstanding notes and interest and an aggregate of 40,236 shares of common stock issued upon the exercise of stock options after September 30, 2006.

The number of shares of common stock to be outstanding after this offering excludes the following shares:

•	1,928,142 shares of common stock issuable upon the exercise of stock options granted under our 1997 Stock Option Plan and outstanding as of September 30, 2006 with a weighted-average exercise price of $2.40 per share;

•	203,000 shares of common stock issuable upon the exercise of stock options under our 1997 Stock Option Plan that were issued on January 3, 2007 with a weighted-average exercise price equal to $14.00 per share;

•	2,300,000 shares of common stock available for future grants under our Amended and Restated 2006 Equity Incentive Plan;

•	394,877 shares of common stock issuable upon the exercise of common stock warrants outstanding as of September 30, 2006 with an exercise price of $7.80 per share;

•	61,538 shares of common stock issuable upon the exercise of common stock warrants that were issued on November 6, 2006 with an exercise price of $7.80 per share; and

•	750,000 shares of our common stock that may be purchased by the underwriters pursuant to the underwriters’ over-allotment option.

In addition, unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Data

The summary consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the nine months ended September 30, 2006 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the nine months ended September 30, 2005, is derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected pro forma consolidated balance sheet data as of September 30, 2006 is derived from unaudited pro forma consolidated financial statements not included in this prospectus. The historical results are not necessarily indicative of results to be expected in future periods.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(Unaudited)
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue — Research and development grants	$723	$569	$1,232	$681	$206
Operating expenses:
Research and development	2,775	5,381	8,855	6,318	11,696
General and administrative	1,266	3,520	11,025	6,041	7,402

Total operating expenses	4,041	8,901	19,880	12,359	19,098

Loss from operations	(3,317)	(8,332)	(18,648)	(11,678)	(18,892)

Other (expense) income
Interest income	1	20	488	300	301
Interest expense	(3)	(3)	(141)	(15)	(394)
Interest expense — related parties	(29)	—	—	—	—

Total other (expense) income, net	(30)	17	347	285	(93)

Net loss	(3,348)	(8,315)	(18,301)	(11,393)	(18,985)
Redeemable convertible preferred stock dividends and accretion of issuance costs	(613)	(1,312)	(4,046)	(2,772)	(2,886)

Net loss attributable to common stockholders	$(3,961)	$(9,628)	$(22,347)	$(14,165)	$(21,871)

Basic and diluted net loss per share attributable to common stockholders	$(1.13)	$(2.55)	$(5.30)	$(3.38)	$(4.90)

Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	3,515	3,773	4,213	4,193	4,461

Basic and diluted pro forma net loss per share attributable to common stockholders			$(0.95)		$(0.98)

Weighted average shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders			19,216		19,463

	As of September 30, 2006
			Pro Forma
	Actual	Pro Forma(1)	As Adjusted(2)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$16,315	$16,334	$78,260
Working capital	8,591	8,610	70,526
Total assets	18,395	18,414	80,330
Long-term obligations, net of current portion	16,206	2,159	2,159
Redeemable convertible preferred stock	47,372	—	—
Total stockholders’ (deficit) equity	(53,831)	7,625	69,541

(1)	On a pro forma basis to give effect to (i) the conversion of all of our shares of preferred stock outstanding as of September 30, 2006 into 10,518,975 shares of common stock upon the completion of this offering, (ii) the payment to certain preferred stockholders of a cash dividend in an aggregate amount of $17,744, (iii) the election of certain preferred stockholders to receive in the aggregate 2,047,661 shares of common stock in lieu of a cash payment for accrued dividends and (iv) the exercise of warrants outstanding as of September 30, 2006 that will expire on or prior to the completion of this offering for 406,334 shares of common stock, (v) the election of the convertible note holders to convert their outstanding notes into 2,029,159 shares of common stock and (vi) an aggregate of 40,236 shares of common stock issued upon the exercise of stock options after September 30, 2006.

(2)	On a pro forma as adjusted basis to give effect to the sale of all of the shares of common stock in this offering at an initial public offering price of $14.00 per share, after deducting underwriting discounts and commissions and our estimated offering expenses.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business.

Risks Related to Our Product Candidates and Operations

We are largely dependent on the success of our lead product candidates, Azedra, Onalta and Zemiva, and we may not be able to successfully commercialize these potential products.

We have incurred and will continue to incur significant costs relating to the development and marketing of our lead product candidates, Azedra, Onalta and Zemiva. We have not obtained approval to market these potential products in any jurisdiction and we may never be able to obtain approval or, if approvals are obtained, to commercialize these products successfully. If we fail to successfully commercialize these products, we may be unable to generate sufficient revenue to sustain and grow our business, and our business, financial condition and results of operations will be adversely affected.

We have recently begun to direct significant efforts toward the expansion of our scientific staff and research capabilities to identify and develop product candidates in addition to Azedra, Onalta and Zemiva. We do not know whether our planned preclinical development or clinical trials for these other product candidates will begin on time or be completed on schedule, if at all. In addition, we do not know whether any of our clinical trials will result in marketable products. We do not anticipate that any additional product candidates will reach the market for at least several years, if at all.

If we fail to obtain U.S. regulatory approval of Azedra, Onalta or Zemiva, or any of our other current or future product candidates, we will be unable to commercialize these potential products in the United States.

The development, testing, manufacturing and marketing of our product candidates are subject to extensive regulation by governmental authorities in the United States. In particular, the process of obtaining FDA approval is costly and time consuming, and the time required for such approval is uncertain. Our product candidates must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process mandated by the FDA. Such regulatory review includes the determination of manufacturing capability and product performance. Generally, only a small percentage of pharmaceutical products are ultimately approved for commercial sale.

We can give no assurance that our current or future product candidates will be approved by the FDA or any other governmental body. In addition, there can be no assurance that all necessary approvals will be granted for future product candidates or that FDA review or actions will not involve delays caused by requests for additional information or testing that could adversely affect the time to market for and sale of our product candidates. Further failure to comply with applicable regulatory requirements can, among other things, result in the suspension of regulatory approval as well as possible civil and criminal sanctions.

Failure to enroll patients in our clinical trials may cause delays in developing Azedra, Onalta or Zemiva or any of our other current or future product candidates.

We may encounter delays in the development and commercialization, or fail to obtain marketing approval, of Azedra, Onalta or Zemiva or any other future product candidate if we are unable to enroll enough patients to complete clinical trials. Our ability to enroll sufficient numbers of patients in our clinical trials depends on many factors, including the severity of illness of the population, the size of the patient population, the nature of the clinical protocol, the proximity of patients to clinical sites, the eligibility criteria for the trial and competing clinical trials. Delays in planned patient enrollment may result in increased costs and harm our ability to complete our clinical trials and obtain regulatory approval.

Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.

Significant delays in clinical testing could materially impact our product development costs. We currently expect that, following this offering and based on our current expected clinical protocols, we will expend at least $35 million of the net proceeds raised in this offering in connection with additional clinical trials for Azedra, Onalta and Zemiva. We do not know whether planned clinical trials will begin on time, will need to be restructured or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence and continue a study, delays in reaching agreement on acceptable clinical study terms with prospective sites, delays in obtaining institutional review board approval to conduct a study at a prospective site and delays in recruiting patients to participate in a study.

In addition, we typically rely on third-party clinical investigators to conduct our clinical trials and other third-party organizations to oversee the operations of these clinical trials and to perform data collection and analysis. As a result, we may face additional delays outside of our control if these parties do not perform their obligations in a timely fashion. Significant delays in testing or regulatory approvals for any of our current or future product candidates, including Azedra, Onalta and Zemiva, could prevent or cause delays in the commercialization of such product candidates, reduce potential revenues from the sale of such product candidates and cause our costs to increase.

Our clinical trials for any of our current or future product candidates may produce negative or inconclusive results and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing for these product candidates or cease our trials.

We will only receive regulatory approval to commercialize a product candidate if we can demonstrate to the satisfaction of the FDA, or the applicable foreign regulatory agency, that the product candidate is safe and effective. In April 2005, we completed a Phase 2b clinical trial for Zemiva and are currently planning a pivotal Phase 2 clinical trial for Zemiva. A Phase 2b clinical trial is a stage of drug development for an experimental drug designed to assess short-term safety and efficacy as well as therapeutic value. In addition, we commenced a Phase 1 clinical trial for Azedra in 2006, which is ongoing. Although Novartis has conducted clinical trials for Onalta, we have not. We intend to start discussions with the FDA regarding the clinical investigation plan, which may include a radiation dosimetry component in addition to safety and efficacy studies. We do not know whether our existing or future clinical trials will demonstrate safety and efficacy sufficiently to result in marketable products. Because our clinical trials for Azedra, Onalta and Zemiva and our other product candidates may produce negative or inconclusive results, we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing for these product candidates or cease our clinical trials. If this occurs, we may not be able to obtain approval for these product candidates or our anticipated time to market for these product candidates may be substantially delayed and we may also experience significant additional development costs. We may also be required to undertake additional clinical testing if we change or expand the indications for our product candidates.

If approved, the commercialization of our product candidates, including Azedra, Onalta and Zemiva, may not be profitable due to the need to develop sales, marketing and distribution capabilities, or make arrangements with a third party to perform these functions.

In order for the commercialization of our potential products to be profitable, our products must be cost-effective and economical to manufacture on a commercial scale. Subject to regulatory approval, we expect to incur significant sales, marketing, distribution and, to the extent we do not outsource manufacturing, manufacturing expenses in connection with the commercialization of Azedra, Onalta and Zemiva and our other potential products as we do not currently have a dedicated sales force, we do not have manufacturing capability, and we have no experience in the sales, marketing and distribution of pharmaceutical products. In order to commercialize Azedra, Onalta and Zemiva or any of our other potential products that we develop, we must develop sales, marketing and distribution capabilities or make arrangements with a third party to perform these functions. Developing a sales force is expensive and time-consuming, and we may not be able to develop this capacity. If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate significant revenue and may not become profitable. Our future profitability will depend on many factors, including, but not limited to:

•	the costs and timing of developing a commercial scale manufacturing facility or the costs of outsourcing the manufacturing of Azedra, Onalta and Zemiva;

•	receipt of FDA approval of Azedra, Onalta, Zemiva and our other product candidates, as applicable;

•	the terms of any marketing restrictions or post-marketing commitments imposed as a condition of approval by the FDA or foreign regulatory authorities;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	costs of establishing sales, marketing and distribution capabilities;

•	the effect of competing technological and market developments; and

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish.

Even if we receive regulatory approval for Azedra, Onalta, Zemiva or any of our other product candidates, we may never receive significant revenues from any of them. To the extent that we are not successful in commercializing our potential products, we will incur significant additional losses and the price of our common stock will be negatively affected.

We do not have patent rights to the composition of Zemiva, and if we cannot gain and exploit a period of marketing exclusivity under the Food, Drug & Cosmetic Act, as amended, we may not be able to successfully commercialize Zemiva or our other product candidates.

We do not have patent rights to the composition of Zemiva. The original patent protecting BMIPP, the underlying active molecule in Zemiva, expired in 2003. We believe that Zemiva is a new chemical entity in the United States and should be eligible for market exclusivity under the Food, Drug & Cosmetic Act, or FDCA, as amended by the Hatch-Waxman Act of 1984. A drug can be classified as a new chemical entity if the FDA has not previously approved any other new drug containing the same active agent. Under sections 505(c)(3)(D)(ii) and 505(j)(5)(D)(ii) of the FDCA, as amended by the Hatch-Waxman Act of 1984, a new chemical entity that is granted regulatory approvals may, in the absence of patent protections, be eligible for five years of marketing exclusivity in the United States following regulatory approval. This marketing exclusivity will protect us from any other applicant utilizing the materials in support of our new drug application, or NDA, during the exclusivity period. However, there is no assurance that Zemiva will be considered a new chemical entity for these purposes or be entitled to the period of marketing exclusivity. If we are not able to gain or exploit the period of marketing exclusivity, we may not be able to successfully commercialize Zemiva or may face significant competitive threats to such commercialization from other manufacturers, including the manufacturers of generic alternatives. Further, even if Zemiva is considered a new chemical entity and we are able to gain five years of marketing exclusivity, another company could also gain such marketing exclusivity under the provisions of the FDCA, as amended by the Hatch-Waxman Act if such company can complete a full NDA with a complete human clinical trial process and obtain regulatory approval of its product.

Our proprietary rights may not adequately protect our intellectual property and product candidates and if we cannot obtain adequate protection of our intellectual property and product candidates, we may not be able to successfully market our product candidates.

Our commercial success will depend in part on obtaining and maintaining intellectual property protection for our technologies and product candidates. We will only be able to protect our technologies and product candidates from unauthorized use by third parties to the extent that valid and enforceable patents cover them, or that other market exclusionary rights apply. Our lead cardiovascular molecular imaging candidate, Zemiva, is not covered by patent rights. We hold the patent rights to our second generation cardiac candidate, a derivative of Zemiva. Because Zemiva itself is not patented, we depend on obtaining the five year period of marketing exclusivity under the FDCA for Zemiva as a new chemical entity. Failure to obtain this marketing exclusivity right would permit competitors to gain access to the market for Zemiva.

While we have issued enforceable patents covering our oncology product candidate MIP-220, our neurology product candidate MIP-170 and our Ultratrace radiolabeling technology platform, some of our patent rights for these compounds and technologies are still pending patent applications. We cannot guarantee these patent applications will issue as patents. The patent positions of life sciences companies, like ours, can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States. The general patent environment outside the United States also involves significant uncertainty. Accordingly, we cannot predict the breadth of claims that may be allowed or that the scope of these patent rights would provide a sufficient degree of future protection that would permit us to gain or keep our competitive advantage with respect to these products and technology. Additionally, life science companies like ours are dependent on creating a pipeline of products. We may not be able to develop additional proprietary technologies or product candidates that produce commercially viable products, or that are themselves patentable.

Our issued patents may be subject to challenge and possibly invalidated by third parties. Changes in either the patent laws or in the interpretations of patent laws in the United States or other countries may diminish the market exclusionary ability of our intellectual property.

In addition, others may independently develop similar or alternative compounds and technologies that may be outside the scope of our intellectual property. Should third parties obtain patent rights to similar compounds or radiolabeling technology, this may have an adverse effect on our business.

We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. In particular, we rely on trade secrets to protect certain manufacturing aspects of our compound Zemiva. Trade secrets, however, are difficult to protect. While we believe that we use reasonable efforts to protect our trade secrets, our own or our strategic partners’ employees, consultants, contractors or advisors may unintentionally or willfully disclose our information to competitors. We seek to protect this information, in part, through the use of non-disclosure and confidentiality agreements with employees, consultants, advisors and others. These agreements may be breached, and we may not have adequate remedies for a breach. In addition, we cannot ensure that those agreements will provide adequate protection for our trade secrets, know-how or other proprietary information and prevent their unauthorized use or disclosure.

To the extent that consultants or key employees apply technological information independently developed by them or by others to our product candidates, disputes may arise as to the proprietary rights of the information, which may not be resolved in our favor. Consultants and key employees that work with our confidential and proprietary technologies are required to assign all intellectual property rights in their discoveries to us. However, these consultants or key employees may terminate their relationship with us, and we cannot preclude them indefinitely from dealing with our competitors. If our trade secrets become known to competitors with greater experience and financial resources, the competitors may copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies. If we were to prosecute a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time consuming and the outcome would be unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets than courts in the United States. Moreover, if our competitors independently develop equivalent knowledge, we would lack any contractual claim to this information, and our business could be harmed.

There are a number of factors that raise substantial doubt about our ability to continue as a going concern.

Our consolidated financial statements as of and for the nine months ended September 30, 2006 have been prepared under the assumption that we will continue as a going concern. Our independent registered public accounting firm has issued its report dated December 8, 2006 in connection with the audit of our consolidated financial statements as of and for the nine months ended September 30, 2006, that included an explanatory paragraph relating to our ability to continue as a going concern due to our history of net losses and negative operating cash flows since inception. If we are unable to successfully complete this offering, we will need to obtain additional financing. If we are not able to continue as a going concern, it is likely our holders of capital stock will lose all of their investment. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Our ability to commercialize our product candidates will depend on our ability to sell such products without infringing the patent or proprietary rights of third parties. If we are sued for infringing intellectual property rights of third parties, such litigation will be costly and time consuming and an unfavorable outcome would have a significant adverse effect on our business.

Our ability to commercialize our product candidates will depend on our ability to sell such products without infringing the patents or other proprietary rights of third parties. Third-party intellectual property in the fields of cardiology, oncology, neurology, and radiopharmaceutical technologies are complicated, and third-party intellectual property rights in these fields are continuously evolving. We have not performed searches for third-party intellectual property rights that may raise freedom-to-operate issues, and we have not obtained legal opinions regarding commercialization of our product candidates. As such, there may be existing patents that may affect our ability to commercialize our product candidates.

In addition, because patent applications are published 18 months after their filing, and because applications can take several years to issue, there may be currently pending third-party patent applications that are unknown to us, which may later result in issued patents. If a third-party claims that we infringe on its patents or other proprietary rights, we could face a number of issues that could seriously harm our competitive position, including:

•	infringement claims that, with or without merit, can be costly and time consuming to litigate, can delay the regulatory approval process and can divert management’s attention from our core business strategy;

•	substantial damages for past infringement which we may have to pay if a court determines that our products or technologies infringe upon a competitor’s patent or other proprietary rights;

•	a court order prohibiting us from commercializing our products or technologies unless the holder licenses the patent or other proprietary rights to us, which such holder is not required to do;

•	if a license is available from a holder, we may have to pay substantial royalties or grant cross licenses to our patents or other proprietary rights; and

•	redesigning our process so that it does not infringe the third-party intellectual property, which may not be possible, or which may require substantial time and expense including delays in bringing our own products to market.

Such actions could harm our competitive position and our ability to generate revenue and could result in increased costs.

We may be unable to obtain Orphan Drug marketing exclusivity for certain of our product candidates and if another party obtains Orphan Drug exclusivity instead, approval of our product for the same indication could be prevented for seven years.

Under the Orphan Drug Act, the FDA may grant Orphan Drug designation to drugs intended to treat a rare disease or condition, which is defined by the FDA as a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan Drug designation does not shorten the development or regulatory review time of a drug, but does provide limited advantages in the regulatory review and approval process. The company that obtains the first FDA approval for a designated Orphan Drug indication receives marketing exclusivity for use of that drug for that indication for a period of seven years. Moreover, even if we obtain Orphan Drug exclusivity for one or more indications, our exclusivity may be lost if the FDA later determines that the request for designation was materially defective, or if we are unable to assure sufficient quantity of the drug. Orphan Drug exclusivity for Azedra and Onalta also would not prevent a competitor from obtaining approval of a different drug to treat the same Orphan Drug indications.

If our product candidates, including Azedra, Onalta and Zemiva, do not gain market acceptance among physicians, patients and the medical community, we will be unable to generate significant revenue, if any.

The products that we develop may not achieve market acceptance among physicians, patients, third-party payers and others in the medical community. If we receive the regulatory approvals necessary for commercialization, the degree of market acceptance will depend upon a number of factors, including:

•	limited indications of regulatory approvals;

•	the establishment and demonstration in the medical community of the clinical efficacy and safety of our product candidates and their potential advantages over existing diagnostic compounds;

•	the prevalence and severity of any side effects;

•	our ability to offer our product candidates at an acceptable price;

•	the relative convenience and ease of administration of our products;

•	the strength of marketing and distribution support; and

•	sufficient third-party coverage or reimbursement.

The market may not accept Azedra, Onalta or Zemiva based on any number of the above factors. If Zemiva is approved, its primary competition in the emergency department setting will be the then current standard of care, which involves several diagnostic products, and its primary competition in the non-acute setting will be existing perfusion agents such as Cardiolite and Myoview. As of the time that Azedra and Onalta are approved, there may be other therapies available which directly compete for the same indications. The market may choose to continue utilizing the existing products for any number of reasons, including familiarity with or pricing of these existing products. The failure of any of our product candidates to gain market acceptance could impair our ability to generate revenue, which could have a material adverse effect on our future business, financial condition and results of operations.

We have no commercial manufacturing facility for Azedra, Onalta, Zemiva or any of our other product candidates and no experience in manufacturing products for commercial purposes and the failure to find manufacturing partners or create a manufacturing facility ourselves could have an adverse impact on our ability to grow our business.

We have no commercial manufacturing facility for Azedra, Onalta, Zemiva or our other product candidates and no experience in manufacturing commercial quantities of our product candidates. As such, we are dependent on third parties to supply our product candidates according to our specifications, in sufficient quantities, on time, in compliance with appropriate regulatory standards and at competitive prices. We cannot be sure that we will be able to obtain an adequate supply of our product candidates on acceptable terms, or at all.

Zemiva is BMIPP that has been radiolabeled with I-123. We are currently aware of only one commercial provider of BMIPP, MDS Nordion, in the United States. There is no assurance that we will be able to obtain sufficient amounts of BMIPP from this provider to produce adequate quantities of Zemiva. If this provider is unable to meet our demand, we would be required to find alternative sources of BMIPP, including producing BMIPP ourselves or contracting with third parties to produce BMIPP. We are not aware of any proprietary or technical reasons prohibiting the manufacture of BMIPP by us or a third party. However finding an alternative source for Zemiva would likely result in unforeseen costs and delays to the commercialization of Zemiva.

We have contracted with a Canadian company, MDS Nordion, to construct a manufacturing facility to radiolabel BMIPP and supply Zemiva. There can be no assurance that there will not be delays in the construction or completion of this facility. Such delays may adversely affect our ability to meet demand for Zemiva. In addition, we may be required to use a portion of the proceeds from this offering to assist in the funding of the manufacture of Azedra, Onalta and Zemiva and our other product candidates.

Manufacturers supplying biopharmaceutical products must comply with FDA regulations which require, among other things, compliance with the FDA’s evolving regulations on cGMPs, which are enforced by the FDA through its facilities inspection program. The manufacture of products at any facility will be subject to strict quality control, testing and record keeping requirements, and continuing obligations regarding the submission of safety reports and other post-market information. Since the commercial manufacturing facility for Zemiva has not been constructed, the FDA has not certified the cGMP compliant manufacture of Zemiva. We cannot guarantee that the resultant facility will pass FDA inspection, or that future changes to cGMP manufacturing standards will not also affect the cGMP compliant manufacture of Zemiva.

Azedra is in a Phase 1 clinical trial and MIP-220, MIP-190 and MIP-170 are in preclinical or discovery stages. We have no commercial cGMP manufacturing capability for these candidates, and currently no third-party manufacturer for them. As such, we may not be able to obtain sufficient quantities of these product candidates as we develop our pre-clinical or clinical programs for these compounds. We will need to enter into additional manufacturing arrangements for the manufacturing needs for all other product candidates. We have not yet determined if we will construct our own manufacturing facility for these product candidates, or if MDS Nordion will be contracted to fulfill this role, or if another manufacturer will be sought. We cannot guarantee that a suitable manufacturer for these product candidates will be found, or that we will be able to secure manufacturing agreements on acceptable terms with any of these manufacturers. We also cannot guarantee that such manufacturer will be able to supply sufficient quantities of our product candidates, or that they will meet the requirements for clinical testing and cGMP manufacturing.

If we fail to attract and retain senior management, consultants, advisors and scientific and technical personnel, our product development and commercialization efforts could be impaired.

Our performance is substantially dependent on the performance of our senior management and key scientific and technical personnel, particularly David Barlow, our Chairman and Chief Executive Officer,

and John Babich, our President and Chief Scientific Officer. Although we have entered into employment agreements with five members of our senior management, David Barlow, John Babich, John McCray, Nicholas Borys and Bob Gallahue, there is no assurance that they will remain in our employ for the entire term of such employment agreements. The loss of the services of any member of our senior management or our scientific or technical staff may significantly delay or prevent the development of our product candidates and other business objectives by diverting management’s attention to transition matters and identification of suitable replacements, if any, and could have a material adverse effect on our business, operating results and financial condition. We maintain key man life insurance on David Barlow and John Babich.

We also rely on consultants and advisors to assist us in formulating our research and development strategy. All of our consultants and advisors are either self-employed or employed by other organizations, and they may have conflicts of interest or other commitments, such as consulting or advisory contracts with other organizations, that may affect their ability to contribute to us.

In addition, we believe that we will need to recruit additional executive management and scientific and technical personnel. There is currently intense competition for skilled executives and employees with relevant scientific and technical expertise, and this competition is likely to continue. The inability to attract and retain sufficient scientific, technical and managerial personnel could limit or delay our product development efforts, which would adversely affect the development of our product candidates and commercialization of our potential products and growth of our business.

We expect to expand our research, development, clinical research and marketing capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to have significant growth in expenditures, the number of our employees and the scope of our operations, in particular with respect to those potential products that we elect to commercialize independently or together with others. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to train qualified personnel. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plan or disrupt our operations.

We will need to raise additional funds in order to finance the anticipated commercialization of our product candidates by incurring indebtedness, through collaboration and licensing arrangements, or by issuing securities which may cause dilution to existing stockholders or require us to relinquish rights to our technologies and our product candidates.

Developing our product candidates, conducting clinical trials, establishing manufacturing facilities and developing marketing and distribution capabilities is expensive. We will need to finance future cash needs through additional public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional dilution. Debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that are not favorable to us.

We have a history of losses and expect to continue to incur losses and may not achieve or maintain profitability.

We have incurred net losses every year since our inception in 1997 and have generated no revenue during the development stage from product sales or licenses to date. As of September 30, 2006, we had a deficit accumulated during the development stage of approximately $77 million. We expect to incur additional losses for at least the next several years and cannot be certain that we will ever achieve profitability. As a result, our business is subject to all of the risks inherent in the development of a new business enterprise, such as the risk that we may not obtain substantial additional capital needed to support the expenses of developing our technology and commercializing our potential products; develop a market for our potential products; successfully transition from a company with a research focus to a company capable of either manufacturing and selling potential products or profitably licensing our potential products to others; and/or attract and retain qualified management, technical and scientific staff.

We currently have no significant source of revenue and may never become profitable.

To date, we have not generated any revenue for product sales and we do not know when or if any of our product candidates will generate revenue. Our ability to generate revenue depends on a number of factors, including our ability to successfully complete clinical trials for Azedra, Onalta and Zemiva and obtain regulatory approval to commercialize these potential products. Even then, we will need to establish and maintain sales, marketing, distribution and to the extent we do not outsource manufacturing, manufacturing capabilities. We plan to rely on one or more strategic collaborators to help generate revenues in markets outside of the United States, and we cannot be sure that our collaborators, if any, will be successful. Our ability to generate revenue will also be impacted by certain challenges, risks and uncertainties frequently encountered in the establishment of new technologies and products in emerging markets and evolving industries. These challenges include our ability to:

•	execute our business model;

•	create brand recognition;

•	manage growth in our operations;

•	create a customer base cost-effectively;

•	retain customers;

•	access additional capital when required; and

•	attract and retain key personnel.

We cannot be certain that our business model will be successful or that it will successfully address these and other challenges, risks and uncertainties. If we are unable to generate significant revenue, we may not become profitable, and we may be unable to continue our operations. Even if we are able to commercialize Azedra, Onalta and Zemiva, we may not achieve profitability for at least several years, if at all, after generating material revenue.

We license patent rights from third-party owners. If such owners do not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects will be harmed.

We are party to a number of licenses that give us rights to third-party intellectual property that is necessary or useful for our business. In particular, we have obtained the nonexclusive rights from Novartis Pharma AG, or Novartis, for certain radiolabeled somatostatin analogs and the exclusive rights to the particular somatostatin analog compound edotreotide, along with know how related to the manufacture and use of this compound. We may enter into additional licenses to third-party intellectual property in the future. Our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for their intellectual property, in particular, those patents to which we have secured exclusive rights. Our licensors may not successfully prosecute the patent applications to which we are licensed. Even if patents issue with respect to these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. In addition, our licensors may terminate their agreements with us in the event we breach the applicable license agreement and fail to cure the breach within a specified period of time. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

Under the license agreement with Novartis Pharma AG, Novartis has retained an option to reacquire rights in the compound if annual sales exceed a certain threshold level. If Novartis does exercise this call back option, we will be required to sell to Novartis the rights in the compound which may have a negative affect on our operating results.

We currently have an existing material weakness in our internal control over financial reporting. If we are unable to improve and maintain the quality of our system of internal control over financial reporting, any deficiencies could materially and adversely affect our ability to report timely and accurate financial information about us.

In connection with the audits of our consolidated financial statements, as of and for the year ended December 31, 2005 and as of and for the nine months ended September 30, 2006, management identified a material weakness in our internal control over financial reporting. This was a matter that, in our judgment could adversely affect our ability to record, process, summarize and report financial information consistent with the assertions of management in our financial statements. A material weakness is defined as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. Specifically, our controls over the application of generally accepted accounting principles were ineffective as a result of insufficient resources and training in the accounting and finance function. This resulted in a number of post-close adjustments and corrections. We cannot be certain that the measures we have taken or plan to take will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Any failure to maintain adequate controls or to adequately implement required new or improved controls could harm our operating results or cause us to fail to meet our reporting obligations. Inadequate internal control could also cause investors to lose confidence in our reported financial information.

Beginning no later than with our Annual Report on Form 10-K for the fiscal year ending December 31, 2007, we will be required to furnish a report by our management on the effectiveness of our internal control over financial reporting. This report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. This report must also contain a statement that our independent registered public accounting firm has issued an attestation report on management’s assessment of such internal control. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2007 (or if our independent registered public accountants are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal control), we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

Because we have operated as a private company, we have limited experience in complying with public company reporting obligations, including Section 404 of the Sarbanes-Oxley Act of 2002.

We are a small company with limited resources. We have operated as a private company not subject to many of the requirements applicable to public companies including Section 404 of the Sarbanes-Oxley Act of 2002. The number and qualifications of our finance and accounting staff are consistent with those of a private company. We may encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced financial professionals. Furthermore, we have only recently begun a formal process to evaluate our internal control over financial reporting. Given the status of our efforts, coupled with the fact that guidance from regulatory authorities in the area of internal control over financial reporting continues to evolve, substantial uncertainty exists regarding our ability to comply by applicable deadlines.

We have relied on government funding, which could require us to take action with respect to our technology or patents that may not be in our best interest and which, if lost or reduced, could have an adverse effect on our research and development.

We have relied on government research grants for a portion of our funding, including grants awarded by the National Institutes of Health under the Small Business Innovation Research program and the Small Business Technology Transfer program. As of September 30, 2006, we had been awarded a total of approximately $797,000 in grants pursuant to these programs and have recognized approximately $206,000 of such awards as revenue, representing approximately 1.8% of our total research and development expenses through September 30, 2006. Most of our government grants have been awarded as Phase 1 grants and we expect to file Phase 2 grant applications where appropriate, but we cannot be assured that these grants or any new Phase 1 grant applications will be awarded to us, nor can we be sure that we will continue to be eligible to receive such grants once this offering is completed.

Under the terms of our government grants, we have all right, title and interest in our patents, copyrights and data pertaining to our product development, subject to certain rights of the government. Under existing regulations, the government receives a royalty-free license for federal government use for all patents developed under a government grant. In addition, under certain circumstances the government may require us to license technology resulting from the government funded projects to third parties and may require that we manufacture our product in the United States, even if we determine that such actions are not in our best interest.

Funding of government grants is subject to government appropriation and all of our government contracts contain provisions which make them terminable at the convenience of the government. The government could terminate, reduce or delay the funding under any of our grants at any time. Accordingly, there is no assurance that we will receive funding of any grants that we may be awarded, including the approximately $13,000 remaining portion of grants that we had been awarded as of September 30, 2006. In the event we are not successful in obtaining any new government grants or extensions to existing grants, our research and development efforts could be adversely affected.

Risks Related to Our Industry

Our competitors may develop products that are less expensive, safer or more effective, which may diminish or eliminate the commercial success of any potential products that we may commercialize.

If our competitors market products that are less expensive, safer or more effective than our future products developed from our product candidates, or that reach the market before our product candidates, we may not achieve commercial success. For example, if approved, Zemiva will compete in the emergency department setting with the current standard of care in the assessment of chest pain patients who present to emergency departments. This standard involves several diagnostic products and procedures, in some cases involving the use of perfusion imaging agents, which in the aggregate may require several hours or days of hospitalization to reach an ultimate diagnosis. If approved, Zemiva’s primary competition in the non-acute setting will be perfusion imaging agents such as Cardiolite produced by Bristol-Myers Squibb Medical Imaging, Myoview produced by GE Healthcare, and generic thallium, the primary U.S. supplier being Tyco Healthcare/Mallinckrodt. The market may choose to continue utilizing the existing products for any number of reasons, including familiarity with or pricing of these existing products. The failure of Zemiva or any of our product candidates to compete with products marketed by our competitors would impair our ability to generate revenue, which would have a material adverse effect on our future business, financial condition and results of operations.

We expect to compete with several pharmaceutical companies including Bristol-Myers Squibb Medical Imaging, GE Healthcare and Tyco Healthcare/Mallinckrodt, and our competitors may:

•	develop and market products that are less expensive or more effective than our future products;

•	commercialize competing products before we or our partners can launch any products developed from our product candidates;

•	operate larger research and development programs or have substantially greater financial resources than we do;

•	initiate or withstand substantial price competition more successfully than we can;

•	have greater success in recruiting skilled technical and scientific workers from the limited pool of available talent;

•	more effectively negotiate third-party licenses and strategic relationships; and

•	take advantage of acquisition or other opportunities more readily than we can.

We expect to compete for market share against large pharmaceutical and biotechnology companies, smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies and other public and private research organizations.

In addition, the life sciences industry is characterized by rapid technological change. Because our research approach integrates many technologies, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Our competitors may render our technologies obsolete by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our product discovery process that we believe we derive from our research approach and proprietary technologies.

The use of hazardous materials in our operations may subject us to environmental claims or liabilities.

Our research and development activities involve the use of hazardous materials, including chemicals and biological and radioactive materials. Injury or contamination from these materials may occur and we could be held liable for any damages, which could exceed our available financial resources. This liability could materially adversely affect our business, financial condition and results of operations.

We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. We may be required to incur significant costs to comply with environmental laws and regulations in the future that could materially adversely affect our business, financial condition and results of operations.

If we fail to comply with extensive regulations enforced by the FDA and other agencies with respect to pharmaceutical products, the commercialization of our product candidates could be prevented, delayed or halted.

Research, preclinical development, clinical trials, manufacturing and marketing of our product candidates are subject to extensive regulation by various government authorities. We have not received marketing approval for Azedra, Onalta, Zemiva or our other product candidates. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive, and the time required for such approvals is uncertain. The approval process is affected by such factors as:

•	the severity of the disease;

•	the quality of submission relating to the product candidate;

•	the product candidate’s clinical efficacy and safety;

•	the strength of the chemistry and manufacturing control of the process;

•	the manufacturing facility compliance;

•	the availability of alternative treatments;

•	the risks and benefits demonstrated in clinical trials; and

•	the patent status and marketing exclusivity rights of certain innovative products.

Any regulatory approvals that we or our partners receive for our product candidates may also be subject to limitations on the indicated uses for which the product candidate may be marketed or contain requirements for potentially costly post-marketing follow-up studies. The subsequent discovery of previously unknown problems with the product candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product candidate and withdrawal of the product candidate from the market.

U.S. manufacturing, labeling, storage and distribution activities also are subject to strict regulating and licensing by the FDA. The manufacturing facilities for our biopharmaceutical products are subject to periodic inspection by the FDA and other regulatory authorities and from time to time, these agencies may send notice of deficiencies as a result of such inspections. Our failure, or the failure of our biopharmaceutical manufacturing facilities, to continue to meet regulatory standards or to remedy any deficiencies could result in corrective action by the FDA or these other authorities, including the interruption or prevention of marketing, closure of our biopharmaceutical manufacturing facilities, and fines or penalties.

Regulatory authorities also will require post-marketing surveillance to monitor and report to the FDA potential adverse effects of our product candidates. Congress or the FDA in specific situations can modify the regulatory process. If approved, any of our product candidates’ subsequent failure to comply with applicable regulatory requirements could, among other things, result in warning letters, fines, suspension or revocation of regulatory approvals, product recalls or seizures, operating restrictions, injunctions and criminal prosecutions.

The FDA’s policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action. If we are not able to maintain regulatory compliance, we might not be permitted to market our product candidates and our business could suffer.

In the future, we intend to distribute and sell our potential products outside of the United States, which will subject us to further regulatory risk.

In addition to seeking approval from the FDA for Azedra, Onalta and Zemiva in the United States, we intend to seek the governmental approval required to market Azedra, Onalta and Zemiva and our other potential products in European Union countries such as the United Kingdom, France, Germany, Belgium, Holland and Italy through third-parties. We may in the future also seek approvals for additional countries. The regulatory review process varies from country to country, and approval by foreign government authorities is unpredictable, uncertain and generally expensive. Our ability to market our potential products could be substantially limited due to delays in receipt of, or failure to receive, the necessary approvals or clearances. We anticipate commencing the applications required in some or all of these countries following approval by the FDA; however, we may decide to file applications in advance of the FDA approval if we determine such filings to be both time and cost effective. If we export any of our potential products that have not yet been cleared for domestic commercial distribution, such products may be subject to FDA export restrictions. Marketing of our potential products in these countries, and in most other countries, is not permitted until we have obtained required approvals or exemptions in each individual country. Failure to obtain necessary regulatory approvals could impair our ability to generate revenue from international sources.

Market acceptance of our potential products will be limited if users are unable to obtain adequate reimbursement from third-party payers.

Government health administration authorities, private health insurers and other organizations generally provide reimbursement for products like our product candidates, and our commercial success will depend in part on these third-party payers agreeing to reimburse patients for the costs of our potential products. Even if we succeed in bringing any of our product candidates to market, we cannot assure you that third-party payers will consider our potential products cost effective or provide reimbursement in whole or in part for their use.

Significant uncertainty exists as to the reimbursement status of newly approved health care products. Each of our product candidates is intended to replace or alter existing therapies or procedures. These third-party payers may conclude that our product candidates are less safe, effective or cost-effective than these existing therapies or procedures. Therefore, third-party payers may not approve our products candidates for reimbursement.

If third-party payers do not approve our product candidates for reimbursement or fail to reimburse for them adequately, sales will suffer as some physicians or their patients will opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payers make reimbursement available, these payers’ reimbursement policies may adversely affect our ability and the ability of our potential collaborators to sell our potential products on a profitable basis.

The trend toward managed healthcare in the United States, the growth of organizations such as health maintenance organizations and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reduced demand for our products which could adversely affect our business, financial condition and results of operations.

In addition, legislation and regulations affecting the pricing of our product candidates may change in ways adverse to us before or after the FDA or other regulatory agencies approve any of our product candidates for marketing. While we cannot predict the likelihood of any of these legislative or regulatory proposals, if any government or regulatory agencies adopt these proposals, they could materially adversely affect our business, financial condition and results of operations.

Product liability claims may damage our reputation and, if insurance proves inadequate, the product liability claims may harm our business.

We may be exposed to the risk of product liability claims that is inherent in the biopharmaceutical industry. A product liability claim may damage our reputation by raising questions about our product’s safety and efficacy and could limit our ability to sell one or more products by preventing or interfering with commercialization of our potential products.

In addition, product liability insurance for the biopharmaceutical industry is generally expensive to the extent it is available at all. There can be no assurance that we will be able to obtain and maintain such insurance on acceptable terms or that we will be able to secure increased coverage if the commercialization of our potential products progresses, or that future claims against us will be covered by our product liability insurance. Moreover, there can be no assurance that the existing coverage of our insurance policy and/or any rights of indemnification and contribution that we may have will offset any future claims. We currently maintain product liability insurance of $10 million per occurrence and in the aggregate for clinical trial related occurrences only. We believe that this coverage is currently adequate based on current and projected business activities and the associated risk exposure, although we expect to increase this coverage as our business activities and associated risks grow. A successful claim against us with respect to uninsured liabilities or in excess of insurance coverage and not subject to any indemnification or contribution could have a material adverse effect on our business, financial condition and results of operations.

We could be negatively impacted by the application or enforcement of federal and state fraud and abuse laws, including anti-kickback laws and other federal and state anti-referral laws.

We are not aware of any current business practice which is in violation of any federal or state fraud and abuse law. However, continued vigilance to assure compliance with all potentially applicable laws will be a necessary expense associated with product development. For example, all product marketing efforts must be strictly scrutinized to assure that they are not associated with improper remunerations to referral sources in violation of the federal Anti-Kickback Statute and similar state statutes. Remunerations may include potential future activities for our product candidates, including discounts, rebates and bundled sales, which must be appropriately structured to take advantage of statutory and regulatory “safe harbors.” From time to time we engage physicians in consulting activities. In addition, we may decide to sponsor continuing medical education activities for physicians or other medical personnel. We also may award or sponsor study grants to physicians from time to time. All relationships with physicians, including consulting arrangements, continuing medical education and study grants, must be similarly reviewed for compliance with the Anti-Kickback Statute to assure that remuneration is not provided in return for referrals. Patient inducements may also be unlawful. Inaccurate reports of product pricing, or a failure to provide product at an appropriate price to various governmental entities, could also serve as a basis for an enforcement action under various theories.

Claims which are “tainted” by virtue of kickbacks or a violation of self-referral rules may be alleged as false claims if other elements of a violation are established. The federal False Claims Act, which includes a provision allowing whistleblowers to bring actions on behalf of the federal government and receive a portion of the recovery, applies to those who submit a false claim and those who cause a false claim to be submitted. Because our potential customers may seek payments from the federal healthcare programs for our product candidates, even during the clinical trial stages, we must assure that we take no actions which could result in the submission of false claims. For example, free product samples which are knowingly or with reckless disregard billed to the federal healthcare programs could constitute false claims. If the practice was facilitated or fostered by us, we could be liable. Moreover, inadequate accounting for or a misuse of federal grant funds used for product research and development could be alleged as a violation of the False Claims Act or other relevant statutes.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations, and additional legal or regulatory change.

Risks Related to Our Common Stock and This Offering

As a result of prior sales of our equity securities at prices lower than the price in this offering, you will incur immediate and substantial dilution of your investment.

Purchasers of our common stock in this offering will pay a price per share that substantially exceeds the per share value of our tangible assets after subtracting our liabilities and the per share price paid by our existing stockholders and by persons who exercise currently outstanding options to acquire our common stock. Accordingly, with the initial public offering price of $14.00 per share, you will experience immediate and substantial dilution of approximately $11.18 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of our common stock in this offering will have contributed approximately 50.2% of the aggregate price paid by all purchasers of our common stock but will own only approximately 20.3% of our common stock outstanding after this offering. See the section captioned “Dilution.”

Our stock price may fluctuate significantly and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering. We will negotiate and determine the initial public offering price with the representatives of the underwriters based on several factors. This price may vary from the market price of our common stock after this offering. You may be unable to sell your shares of common stock at or above the initial offering price due to fluctuation in the market price of the common stock arising from changes in our operating performance or prospects. In addition, the stock market, particularly in recent years, has experienced significant volatility particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Factors that could cause this volatility in the market price of our common stock include:

•	results from and any delays in our clinical trials;

•	failure or delays in entering additional product candidates into clinical trials;

•	failure or discontinuation of any of our research programs;

•	delays in establishing new strategic relationships;

•	delays in the development or commercialization of our potential products;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts’ reports or recommendations;

•	actual and anticipated fluctuations in our financial and operating results;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	introduction of technological innovations or new commercial products by us or our competitors;

•	issues in manufacturing our potential products;

•	market acceptance of our potential products;

•	third-party healthcare reimbursement policies;

•	FDA or other domestic or foreign regulatory actions affecting us or our industry;

•	litigation or public concern about the safety of our product candidates; and

•	additions or departures of key personnel.

These and other external factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in entrenchment of management or conflicts of interest that could cause our stock price to decline.

Our executive officers, directors, and their affiliates will beneficially own or control approximately 18.06% of the outstanding shares of our common stock (after giving effect to the conversion of all outstanding convertible preferred stock following the completion of this offering). Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that entrenchment of management or conflicts of interest may exist or arise.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding 24,639,622 shares of common stock based on the number of shares outstanding as of September 30, 2006. This includes the shares that we are selling in this offering, which may be resold in the public market immediately. The remaining 19,639,622 shares, or 79.71% of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements, but will be able to be sold in the near future as set forth below.

Number of	Date Available
Shares and	for Sale
% of	Into Public
Total Outstanding	Market

18,328,119 shares, or 74.38%	180 days, subject to extension in certain cases, after the date of this prospectus due to the lock-up agreements between the holders of these shares and the underwriters or the Company, respectively. However, the underwriters or the Company, as applicable, can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time. Sales of these shares by “affiliates” and sales of these shares by non-“affiliates” who have held such shares for less than two years are subject to the volume limitations, manner of sale provisions, and public information requirements of Rule 144.

We intend to register the shares of common stock issuable or reserved for issuance under our equity plans within 180 days after the date of this prospectus. In addition to the foregoing, there were options to purchase 883,174 shares of common stock and warrants to purchase 801,211 shares of common stock outstanding and exercisable as of September 30, 2006.

We have never paid dividends on our common stock, and except for payment of accrued dividends to certain preferred holders, we do not anticipate paying any cash dividends in the foreseeable future.

We have not paid cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. Contingent upon the closing of this offering, we intend to pay to certain existing preferred stockholders a one-time cash dividend in an aggregate amount of $17,744. Following the completion of this offering and except for the one-time dividend payment to certain preferred holders, we do not anticipate paying any cash dividends on our capital stock for the foreseeable future. In addition, the terms of existing or any future debt facilities may preclude us from paying dividends on our stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We will have broad discretion in how we use the proceeds of this offering and we may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline, or we may use the proceeds in ways with which you disagree.

We will have considerable discretion in the application of the net proceeds of this offering. We expect to use the majority of the net proceeds of this offering to continue the development and prepare for the commercialization of our lead molecular imaging pharmaceutical candidate, Zemiva, and to expand the clinical development of Azedra, our lead targeted radiotherapeutic candidate for cancer. We may also use a portion of the net proceeds to fund partnerships with third parties for the commercial manufacturing and production of Zemiva. Because of the number and variability of factors that determine our use of the proceeds from this offering, our intended uses for the proceeds of this offering may vary substantially from our currently planned uses. Stockholders may not deem such uses desirable, and our use of the proceeds may not yield a significant return or any return at all for our stockholders.

Some provisions of our Restated Articles of Organization and Amended and Restated Bylaws may inhibit potential acquisition bids that you may consider favorable.

Our Restated Articles of Organization and Amended and Restated Bylaws contain provisions that may enable our Board of Directors to resist a change in control of our company even if a change in control were to be considered favorable by stockholders. These provisions include:

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

•	limitations on persons authorized to call a meeting of stockholders;

•	a staggered Board of Directors; and

•	supermajority voting requirements to remove directors from office.

These and other provisions contained in our charter and bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions which our stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that our stockholders may deem to be in their best interest and, therefore, could adversely affect the price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Generally, you can identify these statements because they include words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. These statements are only predictions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons including, among others, the risks we face that are described in the section entitled “Risk Factors” and elsewhere in this prospectus.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed on the previous pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and stock price.

Forward-looking statements include, but are not limited to, statements about:

•	the progress and timing of our development programs, clinical trials and pursuit of regulatory approvals for product candidates in our development pipeline;

•	our expectations and capabilities relating to the commercialization of our potential products and our product candidates in development;

•	our ability to protect our intellectual property and operate our business without infringing on the intellectual property of others;

•	our ability to compete with other companies that are developing or selling products that are competitive with our potential products;

•	our estimates regarding future operating performance and capital requirements; and

•	the impact of the Sarbanes-Oxley Act of 2002 and any future changes in accounting regulations or practices in general with respect to public companies.

Forward-looking statements speak only as of the date on which they are made and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We will have approximately $61.9 million in net proceeds from the sale of our common stock in this offering at an initial public offering price of $14.00 per share, after deducting underwriting discounts and commissions and our estimated expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $71.7 million.

The principal purposes of this offering are to obtain additional working capital, establish a public market for our common stock and facilitate our future access to public markets. We anticipate using the net proceeds of this offering to:

•	expand the clinical development of our lead targeted radiotherapeutic candidates for cancer (approximately $20.0 million);

•	continue the development and prepare for the commercialization of Zemiva, our lead molecular imaging pharmaceutical candidate (approximately $22.0 million);

•	fund investment in manufacturing capacity for Zemiva and Azedra in collaboration with our anticipated commercial manufacturing partner(s) (approximately $4.0 million);

•	in-license technology or invest in businesses, products or technologies that are complementary to our own (approximately $5.0 million);

•	advance our pre-clinical development of new product candidates (approximately $5.0 million);

•	expand our research and development programs (approximately $5.0 million); and

•	fund other working capital and general corporate activities (approximately $0.9 million).

We may use a portion of the net proceeds for the repayment of the remaining portion of a $5 million loan and related interest under the terms of a Loan and Security Agreement with BlueCrest Venture Finance Master Fund Limited, assignee of Ritchie Multi-Strategy Global, L.L.C., dated as of September 30, 2005. The proceeds of this borrowing have been used for working capital and general corporate activities. The obligations are secured by a first priority security interest in our assets excluding intellectual property. We are required to pay interest only during the first three months of the term of this loan, and thereafter the entire loan will amortize over 35 months with equal monthly principal and interest payments. The interest rate of the debt is 7.93%. In connection with this financing arrangement, we are obligated to pay a fee to BlueCrest in the amount of $300,000 should a liquidation event, such as an initial public offering, occur. A liquidation event is defined in the agreement as including, among other things, a change in control, a sale of all or substantially all of our assets or an initial public offering of our common stock.

We expect to use approximately $17,744 of the net proceeds to pay to certain existing preferred stockholders a one-time cash dividend; all other preferred stockholders chose to convert their accrued dividends into our common stock.

The amounts and timing of our use of proceeds will vary depending on a number of factors, including the amount of cash generated or used by our operations, the success of our product development efforts, competitive and technological developments, and the rate of growth, if any, of our business. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds of this offering in cash, cash-equivalents, money market funds or short-term interest-bearing, investment-grade securities to the extent consistent with applicable regulations. We cannot predict whether the proceeds will be invested to yield a favorable return.

Based on our operating plans, we believe that the proceeds from this offering, together with our existing cash resources and government grant funding will be sufficient to finance our planned operations, including increases in spending for our Azedra, Onalta and Zemiva clinical programs and for our preclinical product candidates into the second half of 2008. During the second half of 2008, we will need to raise substantial additional capital to fund our operations and to complete clinical development of our product candidates. At that time, and based on current projections which are subject to change, we expect that our current product candidates will not yet be approved by the FDA, and that Azedra will have completed a Phase 2 registrational clinical trial, Onalta will be in a Phase 2 clinical trial, and Zemiva will have completed a pivotal Phase 2 clinical trial to support registration. We project that we will require between $70 million to $100 million in additional capital to fund our operations through the commercialization of our first product candidate. We may obtain this funding by a variety of means in the future, including through debt and equity financings and strategic partnering arrangements and collaborations.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. Upon effectiveness of this offering, all issued and outstanding shares of our preferred stock will automatically convert into shares of common stock. Pursuant to the terms of our preferred stock each holder has the right to receive payment of all accrued but unpaid dividends in the form of common stock or cash. All but two holders of our preferred stock have elected to receive their dividend in the form of common stock. We expect to pay a cash dividend in an aggregate of $17,744 to the holders that have elected to receive their dividends in the form of cash. Following the completion of this offering and except for the one-time dividend payment to certain preferred holders, we anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future on our common stock. Our Board of Directors has sole discretion to pay cash dividends based on our financial condition, results of operation, capital requirements, contractual obligations and other relevant factors. In the future, we may also obtain loans or other credit facilities that may restrict our ability to declare or pay dividends.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006:

•	on an actual basis;

•	on a pro forma basis as of the completion of this offering to reflect the conversion of all outstanding shares of preferred stock into 10,518,975 shares of common stock, the election of certain preferred stockholders to receive in the aggregate 2,047,661 shares of common stock in lieu of a cash payment for accrued dividends, 406,334 shares of common stock issuable upon the exercise of common stock warrants outstanding as of as the date of this prospectus that will expire on or prior to the completion of this offering, 2,029,159 shares of common stock issuable upon the conversion of outstanding notes and an aggregate of 40,236 shares of common stock issued upon the exercise of stock options after September 30, 2006; and

•	on a pro forma as adjusted basis to give effect to the sale of all of the shares of common stock in this offering at an initial public offering price of $14.00 per share, after deducting underwriting discounts and commissions and our estimated offering expenses.

You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and with the sections of this prospectus entitled “Use of Proceeds,” “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2006
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands)

Redeemable convertible preferred stock, $0.01 par value; authorized actual 359,515 shares; 315,570 shares actual issued and outstanding; 0 shares pro forma and pro forma as adjusted	$47,372	$—	$—
Stockholders’ (deficit) equity:
Common stock, $0.01 par value; authorized actual and pro forma, 100,000,000 shares; issued and outstanding actual, 4,597,257 shares; 19,639,622 shares issued and outstanding pro forma and 24,639,622 shares issued and outstanding pro forma as adjusted, respectively	46	197	247
Additional paid-in capital	23,565	84,870	146,736
Deferred stock-based compensation	(395)	(395)	(395)
Accumulated other comprehensive loss	—	—	—
Deficit accumulated during the development stage	(77,047)	(77,047)	(77,047)

Total stockholders’ (deficit) equity	$(53,831)	$7,625	$69,541

Total capitalization	$(6,459)	$7,625	$69,541

The above table does not include:

•	1,928,142 shares of common stock issuable upon the exercise of stock options granted under our 1997 Stock Option Plan and outstanding as of September 30, 2006 with a weighted-average exercise price of $2.40 per share;

•	203,000 shares of common stock issuable upon the exercise of stock options under our 1997 Stock Option Plan that were issued on January 3, 2007 with a weighted-average exercise price equal to $14.00 per share;

•	2,300,000 shares of common stock available for future grants under our Amended and Restated 2006 Equity Incentive Plan;

•	394,877 shares of common stock issuable upon the exercise of common stock warrants outstanding as of September 30, 2006 with an exercise price of $7.80 per share;

•	61,538 shares of common stock issuable upon the exercise of common stock warrants that were issued on November 6, 2006 with an exercise price of $7.80 per share; and

•	750,000 shares of our common stock that may be purchased by the underwriters pursuant to the underwriters’ over-allotment option.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

After giving effect to the sale of shares of common stock at an initial public offering price of $14.00 per share (less underwriting discounts and commissions and estimated expenses), our pro forma net tangible book value as of September 30, 2006 would have been $7,625,000, or $0.39 per share. This represents an immediate increase in the pro forma as adjusted net tangible book value of $2.43 per share to existing stockholders and an immediate dilution of $11.18 per share to you, as illustrated in the following table:

Initial public offering price per share		$14.00
Pro forma net tangible book value per share at September 30, 2006	$0.39
Increase per share attributable to new investors	$2.43

Pro forma net tangible book value per share after this offering		$2.82

Dilution per share to new investors		$11.18

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma net tangible book value per share after the offering would be $3.12 per share, the increase per share to existing stockholders would be $2.73 per share and the dilution to new investors would be $10.88 per share.

The following table shows on a pro forma basis at September 30, 2006, the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

					Average
					Price
	Shares Purchased		Total Consideration		Per
	Number	Percent	Amount	Percent	Share

Existing stockholders(1)	19,639,622	79.7%	$69,552,797	49.8%	$3.54
New investors	5,000,000	20.3%	70,000,000	50.2%	14.00

Totals	24,639,622	100.0%	$139,552,797	100.0%

(1)	Includes the conversion of all of our outstanding shares of preferred stock into 10,518,975 shares of common stock upon the completion of this offering and the election of certain preferred stockholders to receive in the aggregate 2,047,661 shares of common stock in lieu of a cash payment for accrued dividends. Also includes the exercise of outstanding warrants that will expire on or prior to the completion of this offering for 406,334 shares of common stock, 2,029,159 shares of common stock issuable upon the conversion of outstanding notes and an aggregate of 40,236 shares of common stock issued upon the exercise of stock options after September 30, 2006. Excludes exercise of any outstanding options.

You will experience additional dilution upon exercise of outstanding options. See “Management — 1997 Stock Option Plan” and “Management — 2006 Equity Incentive Plan.”

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the selected consolidated balance sheets data as of December 31, 2004 and 2005 and September 30, 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the nine months ended September 30, 2006 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2001 and 2002 and the selected consolidated balance sheets data as of December 31, 2001, 2002 and 2003 are derived from audited consolidated financial statements not included in this prospectus. The selected consolidated statements of operations data for the nine months ended September 30, 2005 is derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

								Period
								From
								January
								10,
								1997
								(Date
								of
								Inception)
								Through
						Nine Months Ended		September
	Year Ended December 31,					September 30,		30,
	2001	2002	2003	2004	2005	2005	2006	2006
						(Unaudited)
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue-research and development grants	$214	$624	$723	$569	$1,232	$681	$206	$4,297
Operating expenses:
Research and development	3,081	2,317	2,775	5,381	8,855	6,318	11,696	40,345
General and administrative	1,404	1,562	1,266	3,520	11,025	6,041	7,402	31,809
Amortization of licensed patent rights(2)	3,256	3,798	—	—	—	—	—	9,767

Total operating expenses	7,741	7,677	4,041	8,901	19,880	12,359	19,098	81,921

Loss from operations	(7,527)	(7,053)	(3,317)	(8,332)	(18,648)	(11,678)	(18,892)	(77,624)

Other (expense) income:
Interest income	32	3	1	20	488	300	301	957
Interest expense	(10)	(6)	(3)	(3)	(141)	(15)	(394)	(556)
Interest expense — related parties	—	(28)	(29)	—	—	—	—	(57)
Management fee income — related party	—	—	—	—	—	—	—	233

Total other (expense) income, net	22	(30)	(30)	17	347	285	(93)	577

Net loss	(7,505)	(7,084)	(3,348)	(8,315)	(18,301)	(11,393)	(18,985)	(77,047)
Redeemable convertible preferred stock dividends and accretion of issuance costs	—	—	(613)	(1,312)	(4,046)	(2,772)	(2,886)	(8,857)

Net loss attributable to common stockholders	$(7,505)	$(7,084)	$(3,961)	$(9,628)	$(22,347)	$(14,165)	$(21,871)	$(85,904)

Basic and diluted net loss per share attributable to common stockholders	$(4.31)	$(3.77)	$(1.13)	$(2.55)	$(5.30)	$(3.38)	$(4.90)

Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	1,739	1,879	3,515	3,773	4,213	4,193	4,461

footnotes on following page

						As
						of
						September
	As of December 31,					30,
	2001	2002	2003	2004	2005	2006
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents(1)	$1,217	$13	$1,711	$846	$5,811	$16,315
Working capital (deficit)(1)	(2,172)	(2,128)	(1,709)	(2,566)	12,977	8,591
Total assets(2)	5,331	212	2,232	1,573	19,654	18,395
Long term obligations, net of current portion	24	5	158	113	3,429	16,206
Redeemable convertible preferred stock(1)	—	—	7,552	15,538	45,236	47,372
Total stockholders’ (deficit) equity	1,846	(5,238)	(9,023)	(17,831)	(35,135)	(53,831)

(1)	The significant changes in cash and cash equivalents, working capital (deficit) and redeemable convertible preferred stock as of December 31, 2003, 2004, 2005 and September 30, 2006 from the previous periods presented result from cash received from the issuance of redeemable convertible preferred stock (prior to accrual of dividends) and a convertible note payable during the periods then ended.

(2)	The significant reduction in total assets in 2002 and in the decrease in amortization expense related to licensed patent rights in periods subsequent to 2002 results from the amortization of licensed patent rights, which was fully amortized through December 31, 2002. The significant increase in total assets from December 31, 2004 to December 31, 2005 is a result of cash received for the issuance of Series C redeemable convertible preferred stock in March and April of 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When you read this section of this prospectus, it is important that you also read the financial statements and related notes included elsewhere in this prospectus. This section of this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the factors described below and in the “Risk Factors” section of this prospectus.

Overview

We are a development stage biopharmaceutical company that commenced operations in 1997. We specialize in the emerging field of molecular medicine, applying advancements in the identification and targeting of disease at the molecular level to advance patient healthcare by addressing significant unmet needs. We focus on discovering, developing and commercializing innovative and targeted radiotherapeutics and molecular imaging pharmaceuticals with initial applications in the areas of oncology and cardiology. We have devoted substantially all of our efforts towards the research and development of our product candidates. We have had no revenue from product sales and have funded our operations through the private placement of equity securities, debt financings and government grant funding. We have never been profitable and have incurred an accumulated deficit during the development stage of $77 million from inception through September 30, 2006.

We expect to incur significant operating losses for the next several years. Research and development expenses relating to our clinical and pre-clinical product candidates will continue to increase. In particular, we expect to incur increased development costs in connection with our ongoing and expected clinical trials for Azedra, Onalta and Zemiva. We expect general and administrative expense to increase as we prepare for the commercialization of our product candidates and as we begin to operate as a public company.

Financial Operations Overview

Revenue—Research and Development Grants.  Our revenue to date has been derived from National Institutes of Health, or NIH, grants. We have not had any product sales and do not expect product sales in the near future. In the future, we expect our revenue to consist of product sales and payments from collaborative or strategic relationships, as well as from additional grants.

Research and Development Expense.  Research and development expense consists of expenses incurred in developing and testing product candidates. These expenses consist primarily of salaries and related expenses for employees, as well as fees for consultants engaged in research and development activities, fees paid to professional service providers for monitoring our clinical trials and for acquiring and evaluating clinical trial data, costs of contract manufacturing services and materials used in clinical trials, depreciation of capital resources used to develop our product candidates and facilities costs. We expense research and development costs as incurred. Certain research and development activities are partially funded by NIH grants described above. All costs related to such grants are included in research and development costs. We believe that significant investment in product development is necessary and plan to continue these investments as we seek to develop our product candidates and proprietary technologies.

For the periods indicated, research and development expenses for our programs in the development of Azedra, Zemiva and our other platform and general R&D programs were as follows (in thousands):

				Nine months ending
	Years ending December 31,			September 30,
Program	2003	2004	2005	2005	2006

Azedra and Ultratrace platform	$539	$170	$485	$286	$3,025
Zemiva	916	3,352	5,309	3,537	5,251
Other Platform and general R&D	1,320	1,859	3,061	2,495	3,420

Total	$2,775	$5,381	$8,855	$6,318	$11,696

We in-licensed Onalta and Solazed in November 2006 and January 2007, respectively. Therefore, for the periods indicated above, we had no research and development expenses for the development of Onalta and Solazed.

We do not know if we will be successful in developing our drug candidates. While we expect that expenses associated with the completion of our current clinical programs would be substantial, we believe that such expenses are not reasonably certain. The timing and amount of these expenses will depend upon the costs associated with potential future clinical trials of our drug candidates, and the related expansion of our research and development organization, regulatory requirements, advancement of our preclinical programs and product manufacturing costs, many of which cannot be determined with accuracy at this time based on our stage of development. This is due to the numerous risks and uncertainties associated with the duration and cost of clinical trials, which vary significantly over the life of a project as a result of unanticipated events arising during clinical development, including with respect to:

•	the number of clinical sites included in the trial;

•	the length of time required to enroll suitable subjects;

•	the number of subjects that ultimately participate in the trials; and

•	the efficacy and safety results of our clinical trials and the number of additional required clinical trials.

Our expenditures are subject to additional uncertainties, including the terms and timing of regulatory approvals and the expense of filing, prosecuting, defending or enforcing any patent claims or other intellectual property rights. In addition, we may obtain unexpected or unfavorable results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some drug candidates or focus on others. A change in the outcome of any of the foregoing variables in the development of a drug candidate could mean a significant change in the costs and timing associated with the development of that drug candidate. For example, if the FDA or other regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate, or if we experience significant delays in any of our clinical trials, we would be required to expend significant additional financial resources and time on the completion of clinical development. Additionally, future commercial and regulatory factors beyond our control will evolve and therefore impact our clinical development programs and plans over time.

Despite this uncertainty, however, our development strategy for our lead clinical-stage drug candidates, Azedra, Onalta and Zemiva is currently based on a number of assumptions that allow us to make broad estimates of certain clinical trial expenses. For Azedra, one of our lead radiotherapeutic product candidates under development for the treatment for cancer, we expect to initiate a Phase 1/2 safety, dose ranging and efficacy clinical trial in adults in the first half of 2007 and if results are positive, we believe that the resulting data together with data from our previous clinical trials will provide a basis for us to file for regulatory approval in the United States. For Onalta, our other lead radiotherapeutic product candidate under development for the treatment of cancer, we are currently in discussions with the FDA regarding further clinical studies. For Zemiva, our lead molecular imaging pharmaceutical product candidate under development for the diagnosis of cardiac ischemia, or insufficient blood flow to the heart, we expect to finish our Zemiva Phase 2 Normals study and begin a pivotal Phase 2 study in the first half of 2007. If successful we will begin a similar size confirmatory Phase 3 registration trial. We expect the cost to complete clinical trials and their related costs necessary for FDA approval of our drug candidates, to be in the range of $100 to $160 million (exclusive of our overall costs of operations and without giving effect to the proceeds raised in this offering or potential revenues generated from commercialization of our first product candidate). To date, we have not entered into any collaboration with a strategic corporate partner for the development of any of our drug candidates, and unless we do so in the future, we expect to internally finance all clinical development of these candidates. We do not expect to receive regulatory approval of any of our drug candidates until 2009 or 2010 at the earliest, if at all.

Beyond our three lead drug candidates, we anticipate that we will select drug candidates and research projects for further development on an ongoing basis in response to the preclinical and clinical success, as well as the commercial potential of such drug candidates.

General and Administrative Expense.  General and administrative expense consists primarily of salaries and other related costs for personnel in executive, finance, accounting, information technology and human resource functions. Other costs include facility costs not otherwise included in research and development expense, legal fees relating to patent and corporate matters and fees for accounting services.

Costs Related to Delays in Initial Public Offering.  We expensed the costs associated with the initial filing of our registration statement on Form S-1. Our initial public offering was delayed for a period in excess of 90 days, and as a result it was deemed an aborted offering in accordance with Staff Accounting Bulletin Topic 5A. These costs which total $2.2 million and $720,000 are included in general and administrative expenses in the Statements of Operations for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. We have capitalized costs associated with our subsequent offering process as of September 30, 2006.

Stock-Based Compensation Expense.  Operating expenses include stock-based compensation expense. Stock-based compensation expense results from the issuance of stock-based awards, such as options and restricted stock to employees, members of our Board of Directors and consultants in lieu of cash consideration for services received. Prior to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123(R) Share-Based Payment, we used the intrinsic value method of accounting for awards to employees and members of our Board of Directors and the fair value method for nonemployees in accordance with SFAS No. 123 Accounting for Stock-Based Compensation and Emerging Issues Task Force “EITF” Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. On January 1, 2006 we adopted SFAS No. 123(R) to account for stock-based awards. We use the fair value method of accounting for all other awards. Compensation expense for options and restricted stock granted to employees and nonemployees is classified either as research and development expense or general and administrative expense based on the job function of the individual receiving the grant. See discussion under “Critical Accounting Policies and Estimates — Stock-Based Compensation.”

Other (Expense) Income, Net.  Other (expense) income, net includes interest income and interest expense. Interest income consists of interest earned on our cash, cash equivalents and short-term investments. Interest expense consists of interest incurred on equipment leases and on debt instruments.

Redeemable Convertible Preferred Stock Dividends and Accretion of Issuance Costs.  Redeemable convertible preferred stock dividends and accretion of issuance costs consists of cumulative, undeclared dividends payable on the securities and accretion of the issuance costs and costs allocated to issued warrants to purchase common stock. The issuance costs on these shares and warrants were recorded as a reduction to the carrying value of the redeemable convertible preferred stock when issued, and are accreted to redeemable convertible preferred stock using the interest method through the earliest redemption dates of each series of redeemable convertible preferred stock (A, B and C) by a charge to additional paid-in capital and net loss attributable to common stockholders. Upon the completion of this offering, the redeemable convertible preferred stock automatically converts into common stock on a 33-for-1 basis and the cumulative but unpaid dividends are either convertible into common stock (based upon formulas established at each issuance date of the securities) or payable in cash (at the accrued amount), at the election of each holder of the redeemable convertible preferred stock. Accordingly, upon completion of this offering, we will no longer record dividends and accretion on the redeemable convertible preferred stock.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an on-going basis, we evaluate our estimates and judgments, including those related to accrued expenses, fair valuation of stock and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Accrued Expenses.  As part of the process of preparing consolidated financial statements, we are required to estimate accrued expenses. This process involves identifying services that have been performed on our behalf and estimating the level of services performed and the associated cost incurred for such services as of each balance sheet date in our consolidated financial statements. Examples of estimated expenses for which we accrue include: professional service fees, such as legal and accounting fees; contract service fees, such as fees paid to clinical monitors, data management organizations and investigators in conjunction with clinical trials; fees paid to contract manufacturers in conjunction with the production of clinical materials; and employee bonuses. In connection with such service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs which have begun to be incurred, or we under- or over-estimate the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. Determining the date on which certain services commence, the level of services performed on or before a given date and the cost of such services often involves judgment. We make these judgments in accordance with GAAP based upon the facts and circumstances known to us.

We attempt to mitigate the risk of inaccurate estimates, in part, by communicating with our service providers when other evidence of costs incurred is unavailable.

Stock-Based Compensation.  We issue stock awards such as options and restricted stock to employees, members of our Board of Directors and consultants for incentive purposes and in lieu of cash consideration for services received. Prior to the adoption of SFAS No. 123(R), we used the intrinsic value method of accounting for awards to employees and members of our Board of Directors. Under the intrinsic value method, all terms are fixed, the measurement date is the date of grant. Stock-based compensation to the extent the fair value of our common stock exceeds the exercise price of stock options granted to employees on the measurement date is recorded as deferred stock-based compensation in the equity section of the consolidated balance sheets and is amortized on a straight-line basis over the vesting period of the awards, typically four years, in the consolidated statement of operations.

In the notes to our consolidated financial statements, we provide pro forma disclosures in accordance with SFAS No. 123 and related pronouncements and SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure.

On January 1, 2006 we adopted SFAS No. 123(R) to account for stock-based awards. We historically have not recorded stock-based compensation expense for stock awards issued to employees with fixed terms and with exercise prices at least equal to the fair value of the underlying common stock on the measurement date. Effective January 1, 2006, we began recording compensation costs over the vesting period for the unvested portion of the other awards issued after being considered a public company, which would include awards granted after November 8, 2005, using the grant date fair value. We will continue to record compensation cost on awards issued prior to this date following the provisions of APB Opinion No. 25, i.e. the prospective transition method under SFAS No. 123(R) for the awards granted while not a public company. Compensation cost for awards granted after January 1, 2006 will be accounted for under the fair value method and recognized over the requisite service period.

We use the fair value method of accounting for all other awards. For stock options granted to nonemployees, the fair value of the stock options is estimated using the Black-Scholes valuation model. This model utilizes the estimated fair value of the common stock and requires that, at the measurement date of the award, which is usually the date services are completed, we make assumptions with respect to the expected life of the option, the volatility of the fair value of the common stock, risk free interest rates and expected dividend yields of our common stock. Higher estimates of volatility and expected life of the option increase the value of an option and the resulting expense. Stock-based compensation computed on awards to nonemployees is recognized over the period of expected service by the nonemployee (which is generally the vesting period). As the service is performed, we are required to update these assumptions and periodically revalue unvested options and make adjustments to the stock-based compensation expense using the new valuation. These adjustments have resulted in stock-based compensation expense in addition to the amount originally estimated or recorded as the deemed fair value of our stock has increased over the last two years, with a corresponding increase in compensation expense in the consolidated statements of operations in the periods of re-measurement. Ultimately, the final compensation charge for each option grant to nonemployees is unknown until the performance of services is completed. We account for transactions in which services are received in exchange for equity instruments based either on the fair value of such services received from nonemployees or of the equity instruments issued, whichever is more reliably measured. The two factors which most effect charges or credits to operations related to stock-based compensation for nonemployee awards are the fair value of the common stock underlying stock options for which such stock-based compensation is recorded and the volatility of such fair value.

The following table summarizes equity instruments granted January 1, 2004 through September 30, 2006 with our Board of Directors’ determined fair value of common stock on those dates:

			Initial	Fair Value
		Fair Value	Public Offering	as a
		of Common	Fair Value	Percentage of
	Common Shares	Stock on	of Common	IPO Fair
Grant Date	Under Option	Grant Date	Stock	Value

05/13/04	126,351	$1.68	$14.00	12.0%
09/21/04	9,167	1.68	14.00	12.0
12/14/04	5,833	1.68	14.00	12.0
02/18/05	244,167	3.24	14.00	23.1
04/07/05	26,667	3.24	14.00	23.1
07/01/05	282,083	3.24	14.00	23.1
09/13/05	65,000	6.00	14.00	42.9
11/16/05	38,333	7.20	14.00	51.4
03/16/06	123,200	4.80	14.00	34.3
05/09/06	340,000	4.80	14.00	34.3
09/30/06	101,667	5.22	14.00	37.3

In determining the exercise prices for awards and options granted, our Board of Directors has considered the fair value of the common stock as of the measurement date. The fair value of the common stock has been determined by our Board of Directors after considering a broad range of factors including, but not limited to, the illiquid nature of an investment in common stock, our historical financial performance and financial position, our significant accomplishments and future prospects, opportunity for liquidity events and recent sale and offer prices of the common and redeemable convertible preferred stock in private transactions negotiated at arm’s length.

Some of the specific factors considered by our Board of Directors in determining the fair value of our common stock of $1.68 per share during 2004 included the $3.96 per share offering price of our last round of Series B convertible preferred stock financing in March 2004; the uncertainty of obtaining the necessary capital to continue our research and development efforts; reliance of our business on a single product candidate; the absence of a fully developed management team; difficulties in identifying and attracting key candidates for scientific and management positions given the uncertainty surrounding our viability as an ongoing enterprise; and significant risks surrounding the early clinical trials of Zemiva.

In determining the $3.24 per share fair value of our common stock for the period January 1, 2005, through July 1, 2005, our Board of Directors took into account a number of significant milestones achieved by us since the previous $1.68 per share valuation of the common stock. These include the completion of our Series C convertible preferred stock financing in the first half of 2005; the completion of the Phase 2a clinical trials for Zemiva; and the gradual strengthening of our management team and Board of Directors, including the hiring of our Vice President of Commercial and Business Development and our Chief Regulatory Officer.

In determining the $6.00 per share fair value of our common stock for the awards granted on September 13, 2005, our Board of Directors took into account additional significant milestones achieved by us, including the completion of a Phase 2b clinical trial for Zemiva during the first half of 2005, as well as the availability of the data produced by those trials during the third quarter of 2005 and the hiring of our Vice President of Corporate Communications, our Chief Financial Officer and our Vice President of Research.

For the awards granted on November 16, 2005, our Board of Directors determined a $7.20 per share fair value of our common stock, based upon positive meetings with the FDA regarding Azedra and submission of an application for Orphan Drug and Fast Track designations from the FDA for Azedra; and the filing of our Registration Statement on Form S-1 on November 8, 2005.

In determining the $4.80 per share fair value for our common stock for the awards granted on March 16 and May 9, 2006, our Board of Directors considered the delay in our IPO process, the potential enhanced risks of obtaining the necessary financing to fund our continued operations and the delays in both the Zemiva clinical trials and our other research and development efforts.

In the valuation of our common stock in connection with awards granted on September 30, 2006 at $5.22 per share, our Board of Directors noted the recent completion of our convertible note financing, which afforded us the required funds in the short term for continued operations, as well as positive developments in our various research and development efforts in determining an estimated fair value of $5.22 per share. These developments include the improved recruitment in our Zemiva Phase 2 Normals clinical study and initiation of our Azedra Phase 1 dosimetry study.

Since September 2006, we have made progress in our various product development efforts, including:

•	The execution of an in-licensing agreement with Novartis in November 2006 for Onalta, a later stage compound supported by several Phase 2 clinical trials conducted in the United States and Europe, with potentially significant financial and strategic value to us;

•	Progress in the Normals database for Zemiva confirmed in December 2006;

•	The compilation of human radiation dosimetry data from our Phase 1 clinical trial for Azedra;

•	The identification in December 2006 of the lead molecules for our prostate-specific membrane antigen product candidate, MIP-220;

•	Receipt of evidence that our fundamental technologies, Ultratrace and SAAC, could be effective competitive differentiators for our entire portfolio of product candidates through the elimination of unnecessary cold contaminants and the effective generation of additional radiolabeled diagnostic and pharmaceutical products. This evidence is reflected, in part, in the positive reports we submitted in November 2006 and December 2006, respectively, to the National Cancer Institute (NCI) to apply SAAC to the creation of innovative molecular targeting pharmaceuticals for the diagnosis and treatment of a variety of cancers;

•	The execution of a technology transfer agreement with Mallinckrodt, Inc. in January 2007 enabling the production of Onalta for clinical trials and, subject to regulatory approval, commercial sale. A significant quantity of usable clinical trial drug is included in this technology transfer; and

•	The execution of an in-licensing agreement with Bayer Schering Pharma Aktiengesellschaft in January 2007 for Solazed, an early stage compound supported by pre-clinical studies and independent research experience in humans conducted in Europe.

Through a combination of the factors elaborated above, we believe that we have positioned ourselves as a developer of an entire portfolio of interrelated, yet diverse, imaging and therapeutic pharmaceuticals. We believe that this diversity of product mix, as it evolves, may lessen the risk of setbacks in the clinical efficacy of one or more product candidates.

Beginning in September 2005, we performed valuations to provide further information for us to consider in determining the fair value of our common stock at various dates. As a result, we obtained retrospective valuations covering each of the periods during which the options shown in the above table were granted. The first of these retrospective valuations indicated that the fair value of our common stock was $1.68 per share as of December 31, 2004 and $3.24 per share as of June 30, 2005. Based on these valuations, we concluded that the per share fair value of our common stock on each measurement date in 2004 and through July 1, 2005 for measuring stock-based compensation was $1.68 and $3.24, respectively.

For the awards granted on September 13, 2005 and November 16, 2005, our Board of Directors determined, on a contemporaneous basis, the fair value of the common stock to be $6.00 and $7.20 per share, respectively. On a retrospective basis in May 2006, the Board of Directors determined a fair value for the common stock for the September 30, 2005 and December 31, 2005 periods to be $4.20 and $4.56 per share, respectively. Our Board of Directors decided to maintain the fair values previously determined because those fair values were prepared using information available at the time and were based on a reasonable approach.

For the awards granted on March 16, 2006 and May 9, 2006, our Board of Directors retrospectively determined a $4.80 per share fair value of common stock. The retrospective valuation completed in May 2006 indicated a $4.80 per share fair value for the common stock at March 31, 2006 based upon the factors above.

Our Board of Directors chose to maintain the $4.80 per share fair value for the May 9, 2006 grants given the relative similarity of the two valuation outcomes.

For awards granted on September 30, 2006, our Board of Directors determined a $5.22 per share fair value of common stock based upon the recent completion of our convertible note financing, as well as positive developments in our various research and developments efforts.

The determination of the deemed fair value of our common stock has involved significant judgments, assumptions, estimates and complexities that impact the amount of deferred stock-based compensation recorded and the resulting amortization in future periods. If we had made different assumptions, the amount of our deferred stock-based compensation, stock-based compensation expense, operating loss, net loss attributable to common stockholders and net loss per share attributable to common stockholders amounts could have been significantly different. We believe that we have used reasonable methodologies, approaches and assumptions to determine the fair value of our common stock and that stock-based deferred compensation and related amortization have been recorded properly for accounting purposes.

Income Taxes.  As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. This process involves estimating our current tax expense together with assessing temporary differences resulting from differing treatments of items for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities. As a result of our historical operating losses, as of September 30, 2006, we had federal tax net operating loss carryforwards of approximately $46.0 million and research and development tax credits of $1.7 million, which expire at various dates through 2026. As of September 30, 2006 we had a deferred tax asset aggregating $23.6 million. We have recorded a full valuation allowance of these otherwise recognizable deferred tax assets due to the uncertainty surrounding the timing of the realization of the tax benefit. In the event that we determine in the future that we will be able to realize all or a portion of the deferred tax asset, a reduction in the deferred tax valuation allowance would increase net income or reduce the net loss in the period in which such a determination is made. The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss carryforwards and credits available to be used in any given year in the event of significant changes in ownership interest, as defined. The amount of the net operating loss carryforwards that may be utilized to offset future taxable income, when earned, may be subject to certain limitations, based upon changes in the ownership of our stock that have and/or may occur. We have not conducted an evaluation as to whether any portion of our tax loss carryforwards have been limited, and therefore, based upon the changes in ownership, a limitation may have occurred.

Results of Operations

Nine Months Ended September 30, 2006 and 2005

Revenue — Research and Development Grants.  Revenue decreased by $475,000, or 70%, to $206,000 for the nine months ended September 30, 2006 from $681,000 for the nine months ended September 30,

2005. During each of the 2006 and 2005 periods we received funding under eight grants with the majority of effort and reimbursable expenses incurred in the 2005 period.

Research and Development Expense.  Research and development expense increased $5.4 million, or 86%, to $11.7 million for the nine months ended September 30, 2006 from $6.3 million for the nine months ended September 30, 2005. The nine months ended September 30, 2006 included $2.4 million of costs for the Zemiva Normals and Azedra dosimetry clinical trials as well as $1.6 million of costs for manufacturing set-up for future Zemiva and Azedra clinical trials, while the nine months ended September 30, 2005, included Phase 2b Zemiva clinical trial costs in the first half of 2005. Also contributing to the increase, was $1.4 million in additional compensation related expense in the 2006 period compared to the 2005 period due to growth in personnel hired in the second half of 2005 outstanding for the full nine months in 2006. Stock-based compensation expense decreased by $47,000 to $92,000 in the 2006 period from $139,000 in the 2005 period.

As clinical sites are initiated and patients are enrolled in our clinical programs, we anticipate incurring increased costs from professional service firms helping to support the clinical program by performing independent clinical monitoring, data acquisition and data evaluation. We also anticipate incurring increased costs related to hiring of additional research and development and clinical personnel and increased costs associated with production and distribution of clinical trial material. We also expect that our research and development expense will increase as we pursue the identification and development of other product candidates, which we plan to fund through our own resources or through strategic collaborations.

General and Administrative Expense.  General and administrative expense increased $1.4 million, or 23%, to $7.4 million for the nine months ended September 30, 2006 from $6.0 million for the nine months ended September 30, 2005. Of the increase, $506,000 resulted primarily from compensation expenses related to our growth in administrative headcount as personnel hired in the second half of 2005 were outstanding for the full nine months in 2006. Legal costs increased $210,000 resulting primarily from legal fees associated with patent applications and patent management, offset in part by a decrease in stockholder litigation and general corporate representation. Board of Director and Scientific Advisory Board costs and corporate communications increased $290,000 during 2006 over 2005. Stock-based compensation decreased $643,000 to $1.3 million in the 2006 period compared to $1.9 million in the 2005 period, due primarily to decrease in the estimated fair value of our stock price in 2006. During 2005, we experienced a rise in our common stock fair value which increased costs associated with certain awards subject to variable accounting treatment. The 2006 period decrease in stock-based compensation was offset in part by adoption of SFAS No. 123(R), which resulted in an increase of $127,000.

After completing this offering, we anticipate greater general and administrative expenses, such as additional costs for investor relations, increased costs for Sarbanes-Oxley compliance and other activities associated with operating as a publicly-traded company. These increases will also likely include the hiring of additional finance and administrative personnel. We expect to continue to incur greater internal and external business development costs to support our various product development efforts, which can vary from period to period.

Other (Expense) Income, Net.  Other (expense) income, net decreased $378,000 to ($93,000) for the nine months ended September 30, 2006 from net other income of $285,000 for the nine months ended September 30, 2005. During the nine months ended September 30, 2006 and 2005, interest income was $301,000 and $300,000, respectively, and other interest expense was $394,000 and $15,000, respectively. The increase in interest expense for the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005 was primarily due to interest expense on the note issued to Ritchie Debt Acquisition Fund Ltd., or the Ritchie Note.

Redeemable Convertible Preferred Stock Dividends and Accretion of Issuance Costs.  Redeemable convertible preferred stock dividends and accretion of issuance costs increased to $2.9 million for the nine months ended September 30, 2006 from $2.8 million for the nine months ended September 30, 2005. This slight increase was attributable to Series C outstanding for the entire nine months in 2006 compared to only six months in the 2005 period. A 2005 period special dividend related to the nine months ending September 30, 2005 was accrued and largely contributed to the 2005 dividend amount. Upon completion of this offering no redeemable convertible preferred stock will be outstanding, and, accordingly, there will be no further accrual of dividends or accretion of issuance costs on these shares after completion of a public offering and the required conversion.

Years Ended December 31, 2005 and 2004

Revenue — Research and Development Grants.  Revenue increased $631,000, or 111%, to $1.2 million for the year ended December 31, 2005 from $569,000 for the year ended December 31, 2004. During 2005 and 2004, we received funding under eight grants, however, the majority of effort and reimbursable expenses were incurred in 2005.

Research and Development Expense.  Research and development expense increased $3.5 million, or 65%, to $8.9 million for the year ended December 31, 2005 from $5.4 million for the year ended December 31, 2004. The year ended December 31, 2004 included the Phase 2a Zemiva clinical trial costs, while the year ended December 31, 2005 included costs for the Phase 2b Zemiva clinical trial which began in the second half of 2004 and continued through the first half of 2005. The Phase 2b Zemiva clinical trial enrolled a greater number of patients, resulting in an increase of approximately $745,000 from the 2004 to the 2005 period. Also contributing to the increase was the growth in the number of research and development personnel, which resulted in $1.8 million of additional compensation expense in the 2005 period relative to the 2004 period. Stock-based compensation contributed to a lesser extent to the increase, increasing by $182,000 to $230,000 in the 2005 period from $48,000 in the 2004 period.

General and Administrative Expense.  General and administrative expense increased $7.5 million, or 214%, to $11 million for the year ended December 31, 2005 from $3.5 million for the year ended December 31, 2004. Costs associated with our postponed initial public offering totaled $2.2 million for the year ended December 31, 2005. Also contributing to the increase was growth in administrative headcount from five to 10 personnel, which amounted to $900,000 of additional expense from 2004 to 2005. A $593,000 increase in legal costs resulted primarily from legal fees associated with stockholder litigation, patent applications, patent management and general corporate representation. Marketing costs increased $549,000 during 2005 over 2004 for costs associated primarily with market research for the Zemiva program. Stock-based compensation increased $2.3 million to $2.6 million in 2005 increasing from $311,000 in 2004, due primarily to the effect of an increase in the fair value of our common stock on awards subject to variable accounting treatment.

Other (Expense) Income, Net.  Other income, net increased $332,000 to $348,000 for the year ended December 31, 2005 from $16,000 for the year ended December 31, 2004. During the year ended December 31, 2005 and 2004, interest income was $489,000 and $20,000, respectively, and other interest expense was $141,000 and $3,000, respectively. The increase in interest income for the year ended December 31, 2005 compared to the twelve months ended December 31, 2004 was primarily due to increased yields on investments resulting from greater average cash balances available for investment as a result of the sales of Series C redeemable convertible preferred stock in March and April of 2005 and the Ritchie Note at September 30, 2005. The increase in interest expense for the year ended December 31, 2005 compared to the year ended December 31, 2004 was primarily due to interest expense on the Ritchie Note.

Redeemable Convertible Preferred Stock Dividends and Accretion of Issuance Cost.  Redeemable convertible preferred stock dividends and accretion of issuance costs increased to $4.0 million for the year ended December 31, 2005 from $1.3 million for the year ended December 31, 2004. This increase was attributable to Series B redeemable convertible preferred stock outstanding for 2005 plus the Series C redeemable convertible preferred stock outstanding after the first quarter of 2005. Also contributing to the increase in 2005 was a special dividend accrued related to the Series A redeemable convertible preferred stock in February 2005. Upon completion of this offering no redeemable convertible preferred stock will be outstanding, and, accordingly, there will be no further accrual of dividends or accretion of issuance costs on these shares after completion of a public offering and the required conversion.

Years Ended December 31, 2004 and 2003

Revenue — Research and Development Grants.  Revenue decreased $154,000 or 21% to $569,000 for 2004 from $723,000 for 2003. During 2004 and 2003 we received funding under eight and six grants, respectively, with the majority of reimbursable expenses recorded in 2003.

Research and Development Expense.  Research and development expense increased $2.6 million, or 93%, to $5.4 million for 2004 from $2.8 million for 2003. The increase resulted primarily from Phase 2b clinical trial costs for Zemiva. The Phase 2a clinical trial was completed in the first quarter of 2003 and the Phase 2b clinical trial, which commenced in the second half of 2004, had greater than three times the number of patients (105 versus 32) and greater than twice as many sites (10 versus 4) than the Phase 2a clinical trial. Clinical trial costs increased by $1.7 million from 2003 to 2004. Also contributing to the increase were increased consulting costs of approximately $570,000 in 2004, primarily for Zemiva, and general research and development costs. Personnel and related costs increased by $300,000 for 2004 due to an increase in staffing and bonuses. The increased costs were offset in part by a decrease in stock-based compensation of $188,000 to $48,000 for 2004 from $236,000 for 2003. In 2003 certain employees received stock in lieu of cash bonuses. The balance of our research and development expense primarily consisted of indirect costs, such as costs for facilities and depreciation, as well as preclinical evaluation of other product candidates.

As clinical sites are initiated and patients are enrolled in our clinical programs, we anticipate incurring increased costs from professional service firms helping to support the clinical program by performing independent clinical monitoring, data acquisition and data evaluation. We anticipate incurring increased costs related to hiring additional research and development and clinical personnel and increased costs associated with production and distribution of clinical trial material. We also expect that our research and development expense will increase as we pursue the identification and development of other product candidates, which we plan to fund through our own resources or through strategic collaborations.

General and Administrative Expense.  General and administrative expense for 2004 was $3.5 million compared to $1.3 million in 2003, an increase of $2.2 million or 169%. In 2004, legal costs related to stockholder litigation increased by $550,000 from 2003 and personnel costs, including bonuses increased by $560,000. Contributing to the increase were business consultant costs of $400,000, advertising, marketing studies and investor relations costs of $235,000 and accounting and auditing fees of $75,000, all of which increased for the period 2004. Stock-based compensation contributed to the increase to a lesser extent, with an increase of $54,000 to $311,000 in 2004 from $257,000 in 2003.

After completing this offering, we anticipate higher general and administrative expenses, such as increased costs for investor relations, Sarbanes-Oxley compliance and other activities associated with operating as a publicly-traded company. These increases will also likely include the hiring of additional personnel. We intend to continue to incur greater internal and external business development costs to support our various product development efforts, which can vary from period to period.

Other (Expense) Income, Net.  Other income, net increased to $16,000 for 2004 from a net expense of $30,000 for 2003. During 2004 and 2003, interest income was $20,000 and $1,000, respectively, and interest expense was $3,000 and $3,000, respectively. The increase in interest income for 2004 compared to 2003 was primarily due to greater average cash balances available for investment, due to the sales of Series B redeemable convertible preferred stock. The decrease in interest expense was due to a decrease in indebtedness as a result of the conversion of promissory notes to Series B redeemable convertible stock.

Redeemable Convertible Preferred Stock Dividends and Accretion of Issuance Costs.  Redeemable convertible preferred stock dividends and accretion of issuance costs increased to $1.3 million for 2004 and $613,000 for 2003. This increase is the result of the accrual of dividends on the Series B redeemable convertible preferred stock issued in 2004. Upon completion of this offering, no redeemable convertible preferred stock will be outstanding, and, accordingly, there will be no further accrual of dividends and accretion issuance costs on these shares.

Liquidity and Capital Resources

Historically, we have financed our business primarily through the issuance of equity securities, revenues from government grants, debt financings and equipment leases. Through September 30, 2006, we had received net cash proceeds of $49.3 million from the issuance of shares of preferred and common stock, $15.0 million from issuance of convertible notes payable, $5.0 million from a note payable, and $4.3 million from government grants. At September 30, 2006, we had $16.3 million in cash and cash equivalents available to finance future operations. Our cash and cash equivalents are held at two financial institutions to reduce our concentration risk. Management believes that the financial institutions it uses are of high credit quality. Since our inception, we have generated significant operating losses in developing our product candidates. Accordingly, we have historically used cash in our operating activities, and for the nine months ending September 30, 2006 we used approximately $15.4 million to fund these activities. As we continue to develop our product candidates and begin to incur increased sales and marketing costs related to commercialization of our future products, we expect to incur additional operating losses until such time, if any, as our efforts result in commercially viable products.

Based on our operating plans, we believe that the expected proceeds from this offering, together with our existing cash resources and government grant funding, will be sufficient to finance our planned operations through the second half of 2008. However, over the next several years, we will require significant additional funds to conduct clinical and non-clinical trials, achieve regulatory approvals and, subject to such approvals, commercially launch Azedra, Onalta and Zemiva. Our future capital requirements will depend on many factors, including the scope of progress made in our research and development activities and our clinical trials. We may also need additional funds for possible future strategic acquisitions of businesses, products or technologies complementary to our business. If additional funds are required, we may raise such funds from time to time through public or private sales of equity or from borrowings. Financing may not be available to us on acceptable terms, or at all, and our failure to raise capital when needed could materially adversely impact our growth plans and our financial condition and results of operations. If available, additional equity financing may be dilutive to holders of our common stock and debt financing may involve significant cash payment obligations and covenants that restrict our ability to operate our business.

Cash Flows for Nine Months Ended September 30, 2006 and 2005

Net cash used in operating activities increased by $5.7 million to $15.4 million for the nine months ended September 30, 2006 compared to $9.7 million for the same period in 2005. The increase in cash used was due primarily to an increase in the net loss of $7.5 million primarily related to expenditures on Zemiva and Azedra clinical trials and manufacturing. Net cash provided by investing activities increased by $20.9 million to $12.0 million for the nine months ended September 30, 2006 compared to $8.9 million used for the same period in 2005. This increase was due to the maturity of investments during the nine months ended September 30, 2006. Net cash provided by the financing activities decreased by $17.5 million to $13.9 million for the nine months ended September 30, 2006 compared to $31.4 million for the same period in 2005. The primarily reason for the decrease was due to proceeds from Series C redeemable preferred stock in the nine months ended September 30, 2005. In the nine months ended September 30, 2006 we received proceeds of $15 million from the issuance a convertible note and to offset these proceeds, payments of $1.1 million for the payment of notes payable and $202,000 for offering costs.

Annual Cash Flows

Years Ended December 31, 2005 and 2004

Net cash used in operating activities increased by $8.0 million to $14.2 million for the year ended December 31, 2005 compared to $6.2 million for the year ended December 31, 2004. The increase in cash used was due primarily to an increase in the net loss of $10.0 million primarily related to expenditures on the Phase 2b clinical trial for Zemiva. Net cash used by investing activities increased $12.6 million to $12.8 million for the year ended December 31, 2005 compared to $203,000 for the same period in 2004. This increase was due to the purchase of investments from funds raised in financing activities. Net cash provided by financing activities increased by $26.5 million to $32.0 million for the year ended December 31, 2005 compared to $5.5 million for the same period in 2004. In the year ended December 31, 2005, we raised $26.4 million from the issuance of Series C redeemable convertible preferred stock, and in 2004, we raised $4.7 million from the issuance of Series B redeemable convertible preferred stock, all net of expenses incurred. Also during the year ended December 31, 2005, we received $5.4 million from the issuance of notes payable.

Years Ended December 31, 2004 and 2003

Net cash used in operating activities increased $3.2 million from $3.0 million for 2003 to $6.2 million for 2004. This increase in cash used in operations is due primarily to the significant increase in clinical trial activity surrounding Zemiva. Net cash used by investing activities increased by $177,000, from $26,000 in 2003 to $203,000 in 2004. Net cash used in investing activities in 2003 was primarily for office leasehold improvements and the purchase of property and equipment. In 2004 net cash used in investing activities was primarily for expansion of research facilities and the purchase of property and equipment. Net cash provided by financing activities increased by $756,000, from $4.8 million in 2003 to $5.5 million in 2004. In 2004, we raised $4.7 million in Series B redeemable convertible preferred stock, received $250,000 in cash from the sale of common stock and warrants and issued $700,000 in promissory notes. In 2003, we received proceeds of $2.7 million from the issuance of Series A redeemable convertible preferred stock and $2.1 million in advances for Series B stock subscriptions.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2005:

	Payments Due by Period
					More
		Under			Than
		1	1-3	3-5	5
Contractual Obligations	Total	Year	Years	Years	Years
	(In thousands)

Operating leases	$941	$376	$565	$—	$—
Development and manufacturing purchase obligations(1)	37	37	—	—	—
Notes payable	5,000	1,588	3,412	—	—
Interest on notes payable	617	340	277	—	—

	$6,595	$2,341	$4,254	$—	$—

(1)	See “Strategic Agreements — Manufacturing Agreement with MDS Nordion.”

(2)	See Note 6 to the financial statements “Notes Payable.”

On September 28, 2006, we issued convertible notes in the amount of $15.4 million. The convertible notes are due three years from the date of issuance and bear interest at a rate of 8% per annum.

Operating Leases

Our commitments under operating leases consist of payments relating to our real estate leases in Cambridge, Massachusetts, expiring in 2008. The commitments are $94,000, $377,000 and $188,000 for the years 2006 (balance of year), 2007 and 2008, respectively.

Capital Leases

We had no capital leases as of September 30, 2006.

Convertible Notes Payable

On September 28, 2006, we executed agreements to issue convertible notes in the amount of $15.4 million with detachable warrants with existing shareholders and new third parties. The convertible notes are due three years from the date of issuance and bear an interest rate of eight percent (8%) per annum. The interest is compounded quarterly and calculated on the basis of actual days elapsed based upon a 365-day year. Interest is payable on the maturity date. A beneficial conversion charge will not initially be recognized as the conversion price exceeded the current stock value at the date the convertible notes were issued. The detachable warrants issued with the convertible notes were valued under a Black-Scholes model using a volatility factor of 64.92%, which resulted in a debt discount of approximately $954,758. The discount was added to paid-in capital and amortized over the life of the convertible notes as additional interest expense. In the event that a Qualified Public Offering, as defined, is completed on or prior to the maturity date or at any time such convertible notes are outstanding, at the election of the holder the full outstanding principal amount of these convertible notes plus accrued but unpaid interest will automatically be converted into that number of fully paid, validly issued and non-assessable shares of our common stock obtained by dividing (i) the principal and all accrued interest at maturity date by (ii) $7.80. This number is subject to equitable adjustment in the event of a stock split, subdivision, reclassification or other similar transaction. No fractional shares of common stock will be issued upon conversion of the convertible notes, but a cash payment will be made with respect to any fraction of a share which would otherwise be issued upon the surrender of the convertible notes, or portion thereof, for conversion. Such payment shall be based upon the applicable conversion price per share.

Notes Payable

In December 2004, we issued an unsecured convertible promissory note for $700,000, due one year from the date of issuance, at an annual rate of 3%. In 2005, the principal balance of $700,000 plus accrued interest of $6,000 were converted into 3,493 shares of Series C redeemable convertible preferred stock. On September 30, 2005, we issued a $5.0 million note payable to Ritchie Multi-Strategy Global, LLC (Ritchie) pursuant to a Loan and Security Agreement (Ritchie Note), to be used for working capital and general corporate activities. The Ritchie Note is secured by a first priority security interest in our assets, excluding intellectual property and contains non-financial covenants. We are required to pay interest only during the first three months of the term of the Ritchie Note, and, thereafter, the principal and interest is payable in equal monthly amounts over 35 months. The interest rate of the debt is 7.93%. In addition, as a condition to Ritchie extending the credit we agreed to pay a fee to Ritchie in the amount of $300,000 should a liquidation event occur. A liquidation event is defined in the agreement as including, among other things, a change in control, a sale of all or substantially all of our assets or an initial public offering of our common stock.

Off-Balance Sheet Arrangements

Other than the operating leases for our office, pilot manufacturing and laboratory space, we do not engage in off-balance sheet financing arrangements.

Strategic Agreements

Development, Manufacturing and Supply Agreements with MDS Nordion

We have entered into three agreements with MDS Nordion, a division of MDS (Canada). The first Nordion agreement is a process development and manufacturing agreement to develop a facility for the cGMP manufacture of our cardiology product, Zemiva, and to supply Zemiva during the clinical trials process. The second Nordion agreement is a supply agreement for expanded production and supply of Zemiva to us during the clinical trials and thereafter for commercial production of Zemiva. The third Nordion agreement is a development agreement to establish a suitable dose configuration and batch process to support clinical trials of our oncology product Azedra.

Pursuant to the first Nordion agreement, Nordion has a manufacturing facility at its premises in Vancouver, British Columbia, which is to be used for the production and supply of Zemiva during our clinical trials. An expanded facility contemplated by this agreement is to be owned by Nordion, and is to be used for the production and supply of Zemiva on a priority basis. We were obligated to pay a facility fee upon execution of the first Nordion agreement. We are also obliged to make milestones payments for various phases of the process development. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total $999,000. A percentage of each milestone payment was due upon execution of the agreement, another percentage is due upon commencement of the milestone, and the remainder of each milestone payment is due upon completion of the milestone. As of September 30, 2006, we had made aggregate payments under this agreement in the amount of approximately $2.1 million. The term of the first Nordion agreement initially was through 2005, but the agreement has been extended through December 31, 2007.

Pursuant to the second Nordion agreement, Nordion is constructing an expanded manufacturing facility at their premises in Vancouver, British Columbia, which, when completed, will handle the production and supply of Zemiva during the remainder of our clinical trials and, upon regulatory approval of Zemiva, during commercial production. This expanded facility is to be owned by Nordion, and is to be used exclusively for the production and supply of Zemiva to us. We are obligated to pay a monthly facility reservation fee following validation of the production capability of the facility. We are also obligated to make milestone payments for various phases of the facility construction and for process development. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total approximately $2.1 million. A percentage of each milestone payment was due upon execution of the agreement, another percentage is due upon commencement of the various phases of construction and process validation, and the remainder of each milestone payment is due upon facility commissioning and demonstration of production capability. As of September 30, 2006, we had made payments under this agreement in the amount of $725,000 upon execution of the agreement. The term of the second Nordion agreement is initially through 2012, and the agreement automatically renews for six successive two-year terms.

Pursuant to the third Nordion agreement, Nordion will undertake development of a suitable dose configuration and batch process to support clinical trials of our oncology product Azedra. We are obligated to pay a facility establishment fee, and to make various payments for certain phases of the development project. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total $750,000. As of September 30, 2006, we had made payments totaling $593,000 under this agreement. The term of the third Nordion agreement is through completion of the development process or through March 22, 2007, whichever occurs earlier.

License Agreement with Novartis Pharma AG

We have entered into a license agreement with Novartis Pharma AG. This agreement relates to certain aspects of our oncology product candidate Onalta.

Pursuant to the Novartis Agreement, we have licensed, on a worldwide basis in the field of oncology, the nonexclusive rights for certain radiolabeled somatostatin analogs and the exclusive rights to the particular somatostatin analog compound edotreotide. We have also been granted an exclusive license to know-how related to the manufacture and use of this compound, further including rights to all information and the right to sponsor and conduct, on a going-forward basis, Novartis’ clinical trial applications relating to edotreotide. Pursuant to this agreement, we also have exclusive worldwide rights to the Novartis trademark OctreoTher for edotreotide, but we have the discretionary right to rebrand and market edotreotide with our proprietary trademark. We have the ability to sublicense our rights under this agreement. We also have the right to enforce the patent rights, secondary to Novartis’ rights to bring such enforcement. In exchange for these exclusive rights, we are obligated to pay a royalty on net sales of the product, for the life of the patents or alternatively for a term following first commercial sale, whichever is longer. We are also obligated to pay milestone payments upon the attainment of certain approvals in the regulatory process. Milestone payments are partially creditable against future royalty payments. Pursuant to the terms of this agreement, we are obligated to make an upfront payment of $600,000 to the inventor of the patent rights. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total $4.6 million. Novartis has retained a one-time call-back option under this agreement to reacquire rights in the compound if annual sales exceed a threshold level. If Novartis does not exercise this call back option, then additional milestone payments will be due from us upon attainment of certain targets for net sales of product. As of September 30, 2006, we have made no payments under this license. The term of this agreement is ten years following the latter of either first commercial sale of edotreotide, or the expiration of the patents. After the expiration of this ten year period, the license becomes a perpetual, fully paid, nonexclusive and transferable worldwide license as to any know-how then existing, as well as to the trademark OctreoTher.

License Agreements with Georgetown University and Johns Hopkins University

We have entered into three license agreements with Georgetown University, with Johns Hopkins University also participating jointly in one such license. These agreements pertain to certain aspects of our oncology product candidate MIP-220 and our neurology product candidate MIP-170.

The first Georgetown license agreement relates to our product candidate MIP-220, a prostate specific membrane antigen, or PSMA, inhibitor, for the detection and monitoring of prostate cancer. Pursuant to the first Georgetown license agreement, we license on an exclusive basis in the field of imaging applications the rights to certain compounds that bind to proteins found on prostate cancers. MIP-220 is the lead compound under development in this series of compounds. We have the right to sublicense this agreement. We also have the right to enforce the patent rights, and are under an obligation to maintain them. In exchange for these exclusive rights, we are obligated to pay a royalty on net sales of MIP-220, for the term of the patent rights, with a reduction in royalties following expiration or invalidation of the patent rights. We are also obligated to pay milestone payments upon the attainment of certain approvals in the regulatory process for MIP-220. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total $800,000 for the first licensed product and $250,000 for subsequent licensed products. Such milestone payments may be reduced for subsequent NDAs submitted for new uses of MIP-220, and these milestone payments are creditable against future earned royalty payments. As of September 30, 2006, we had made no payments under this license. The term of this agreement is ten years following the latter of either first commercial sale of MIP-220, or expiration of the patents, after which time the license becomes a fully paid nonexclusive license. We also have the right to terminate this license in our discretion, upon providing 90 days written notice.

The second Georgetown license agreement was jointly executed with Johns Hopkins University, and it also relates to our product candidate MIP-220, addressing methods of using MIP-220 in radioimaging applications. Pursuant to the second Georgetown license agreement, we license on an exclusive basis, for diagnostic imaging and radiotherapeutic applications, the rights to use certain compounds that bind to the protein NAALADase and PSMA. We have the right to sublicense this agreement. We also have the right to enforce the patent rights, and are under an obligation to maintain them. In exchange for these exclusive rights, we are obligated to pay royalties on net sales of MIP-220 for the term of the patent rights and on a country-by-country basis, with a reduction in royalties following expiration or invalidation of the patent rights. We are also obligated to pay a one-time license fee, an annual license maintenance fee and milestone payments upon the attainment of certain approvals in the regulatory process for MIP-220. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total $825,000 for the first licensed product and $412,500 for subsequent licensed products. Such milestone payments may be reduced for subsequent NDAs submitted for new uses of MIP-220 and are creditable against annual license maintenance fees. As of September 30, 2006, we had made payments of $17,500 under this license. The term of this agreement and our obligation to pay royalties persists on a country-by-country basis until expiration of the last of the patent rights. We also have the right to terminate this license in our discretion, upon providing 90 days written notice.

The third Georgetown license agreement relates to certain aspects of our product MIP-170, a compound for the detection of Parkinson’s disease and attention deficit hyperactivity disorder, or ADHD, and imaging of dopamine-rich areas of the brain. Pursuant to the third Georgetown license agreement, we licensed, on an exclusive basis, the rights to certain piperidine analogs for the therapeutic and diagnostic uses of these compounds in substance abuse, obesity, depression, Parkinson’s disease and related neuropsychological conditions and diseases. MIP-170 is the lead compound under development in this series of piperidine analogs. We have the right to sublicense this agreement. We also have the right to enforce the patent rights, and are under an obligation to maintain them. In exchange for these exclusive rights, we are obligated to pay royalties on net sales of products for the term of the patent rights, with a reduction in royalties following expiration or invalidation of the patent rights. We are also obligated to pay an upfront license fee, a one-time reimbursement of patent costs, a one-time fee for sponsored research and milestone payments upon the attainment of certain approvals in the regulatory process. Aggregate milestone payments under this agreement, assuming all milestones are achieved, wold total $900,000 for first licensed product and $375,000 for subsequent licensed products. Such milestone payments may be reduced for subsequent NDAs submitted for new uses of MIP-170 and are creditable against future earned royalty payments. As of September 30, 2006, we had made aggregate payments under this license in the amount of $10,000. The term of this agreement is perpetual, provided there is continued development and sales of MIP-170 or other licensed piperidine analog products.

License Agreement with University of Western Ontario

We have entered into two license agreements with the University of Western Ontario, or UWO, both of which relate to certain aspects of our Ultratrace radiolabeling technology platform. At present, the Ultratrace technology platform is used for the production of our product candidate Azedra, our lead oncology compound for the diagnosis and treatment of neuroendocrine cancer.

Pursuant to the first UWO license agreement, we licensed, on a worldwide exclusive basis, all rights in certain radiolabeling technology and the compounds used in the radiolabeling process. We have the right to sublicense this agreement. We have the right to enforce the patent rights and are also under an obligation to maintain them and to reimburse UWO for such costs. While UWO retains the ownership of the existing patent rights, we own any improvements to the radiolabeling technology that are made by us or for us on our behalf. In exchange for these exclusive rights, we are obligated to pay a royalty on net sales of the product for the term of the patent rights. We are also obligated to pay an initial license fee and minimum annual payments for each calendar year for which we do not sponsor research in the area of radiolabeling technology. We are also obligated to pay milestone payments upon the attainment of certain approvals in the regulatory process for Azedra. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total $187,500 Canadian dollars per licensed product. Such milestone payments apply only once, regardless of the number of other products developed with the radiolabeling technology described in the patent rights. As of September 30, 2006, we had made aggregate payments under this license in the amount of $155,210. The term of this agreement is perpetual.

Pursuant to the second UWO license agreement, we licensed, on a worldwide exclusive basis, all rights in certain radiolabeling technology and the compounds used in the radiolabeling process. We have the right to sublicense this agreement. We have the right to enforce the patent rights and are also under an obligation to maintain them and to reimburse UWO for such costs. While UWO retains the ownership of the patent rights, we own any improvements to the radiolabeling technology and compounds used in the radiolabeling process that are made by us, or for us on our behalf. In exchange for these exclusive rights, we are obligated to pay a royalty on net sales of products, on a country-by-country basis for the term of the patent rights. For products developed using the Ultratrace labeling technology platform as a research tool, where the products do not themselves employ the Ultratrace technology, we are obligated to pay a royalty on net sales of these products, further including a royalty on net revenue received from third parties on a fee-for service basis for research services, and still further including a royalty on net revenue received from sales of third-party products developed using the Ultratrace labeling technology platform as a research tool, where the products do not themselves employ the Ultratrace technology and where the third party does not have a sublicense. We are also obligated to pay an initial license fee and minimum annual payments for each calendar year through 2012. We are also obligated to pay milestone payments upon the attainment of certain approvals in the regulatory process for Azedra. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total $187,500 Canadian dollars per licensed product. Such milestone payments apply for each of the first products developed in each indication class: cardiology, oncology, central nervous system, infection, and vascular disease. As such, subsequently developed products for oncology applications, that employ the Ultratrace labeling process, would not be subject to milestone payments. As of September 30, 2006, we had made aggregate payments under this license in the amount of $80,855. The term of this agreement is twenty years (2023) or the expiration of patent rights on a country-by-country basis (2022-2024).

License Agreement with Nihon Medi-Physics Co. Ltd.

We have entered into a license agreement with Nihon Medi-Physics Co. Ltd., or Nihon, for access to its confidential clinical information relating to its Cardiodine brand I-123-BMIPP product. As of September 30, 2006, we had made no payments under this license. This information licensed from Nihon has been used in a supportive manner to advance our own I-123-BMIPP product, Zemiva, through FDA clinical trials. Pursuant to the Nihon agreement, we are obligated to pay Nihon certain royalties on net sales of Zemiva for its first indication if the use of Nihon’s clinical data enables us to omit or limit any of the clinical trial phases in the U.S. regulatory approval process for Zemiva. As of September 30, 2006, we had not yet been able to omit or limit any of the clinical trial phases for Zemiva. We may also be obligated to pay Nihon certain royalties on net sales of Zemiva for additional indications. The terms of the Nihon agreement provide that it is to remain in effect as long as we or our successors sell Zemiva in North America.

License Agreement with McMaster University

We have entered into an exclusive license agreement with McMaster University, or McMaster, for worldwide rights to a certain platform technology used for radiolabeling compounds. This technology platform is not currently used with any of our existing product candidates, but we are exploring its applicability to radiolabeling our oncology product candidates.

Pursuant to the McMaster license agreement, we have licensed on an exclusive basis for diagnostic and therapeutic applications, the rights to McMaster’s proprietary solid-phase radiolabeling methods and process intermediates. We have the right to sublicense the rights under agreement. We also have the right to enforce the patent rights, and are under an obligation to maintain them. In exchange for these exclusive rights, we are obligated to pay a royalty on net sales of any products that are radiolabeled using this platform technology for the term of the patent rights. In the event a license to third-party patents is needed to practice this technology, a reduction in royalties due to McMaster will apply. We are obligated to pay minimum annual royalties under this license, and if the minimum annual royalties due in a particular year exceed the earned royalties for that year, we may credit such excess payment against any royalty payments due in the subsequent year. Milestone payments apply only for the first product in clinical trials for particular indications, and are due for certain stages of the regulatory process. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total $575,000. As of September 30, 2006, we have made no payments under this license. The term of this agreement is through the last to expire of the patent rights. We also have the right to terminate this license in our discretion, upon providing 90 days written notice.

License and Technology Transfer Agreement with Mallinckrodt, Inc.

We have entered into a license and technology transfer agreement with Mallinckrodt, Inc. This agreement relates to our oncology product candidate Onalta, and it complements the rights obtained in our agreement with Novartis Pharma, AG, by providing manufacturing rights and production know-how for Onalta.

Pursuant to the Mallinckrodt Agreement, we have licensed on a worldwide basis, the nonexclusive rights in the field of therapeutic human oncology, certain patent rights and know-how related to radiolabeled somatostatin analogs and their manufacture, including the particular compound DOTA-Tyr3-Octreotride, or Onalta. We have the ability to sublicense our rights under this agreement, conditioned upon approval by Mallinckrodt. Under this agreement, we are obligated to make an upfront payment of $250,000, and various payments for phases in the technology transfer process. We are also obligated to make a one-time purchase of certain existing quantities of production supplies from Mallinckrodt in the amount of $400,000. The total payments that we expect to make under this agreement are approximately $1.3 million. We expect these payments to be made within the next 12 months contemporaneously with the transfer of the manufacturing know-how. The term of this agreement is for as long as we manufacture and sell Onalta, on a country-by-country basis.

License Agreement with Bayer Schering Pharma Aktiengesellschaft

We have entered into a license agreement with Bayer Schering Pharma Aktiengesellschaft, or Schering. This agreement relates to our oncology product candidate Solazed.

Pursuant to the Schering Agreement, we have licensed on a worldwide basis, the exclusive rights in the field of oncology, certain patents and know-how related to a new class of benzamide compounds and their derivatives, the lead product candidate in the class being Solazed. We have an option to obtain a license to certain Schering patents and technology relating to administration of these benzamide compounds in combination with other agents to reduce the potential side effects to the human eye, from the benzamide compounds. We have the ability to sublicense our rights under this agreement. We are obligated to make an upfront payment of $1.0 million, and various payments related to the achievement of certain milestones in the clinical trial process. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total $9.0 million. We are also obligated to pay royalties on net sales of products beginning with the first commercial sale of Solazed, for the duration of the patent rights, which is in 2025. We have the right under this agreement to enforce the patents. The term of the license is on a country-by-country basis, through the last to expire of the patent rights. As of September 30, 2006, we had made no payments under this agreement.

Funding Requirements

The principal purposes of this offering are to obtain additional working capital, establish a public market for our common stock and facilitate our future access to public markets. We anticipate using the net proceeds of this offering to:

•	expand the clinical development of our lead targeted radiotherapeutic candidates for cancer (approximately $20.0 million);

•	continue the development and prepare for the commercialization of Zemiva, our lead molecular imaging pharmaceutical candidate (approximately $22.0 million);

•	fund investment in manufacturing capacity for Zemiva and Azedra in collaboration with our anticipated commercial manufacturing partner(s) (approximately $4.0 million);

•	in-license technology or invest in businesses, products or technologies that are complementary to our own (approximately $5.0 million);

•	advance our pre-clinical development of new product candidates (approximately $5.0 million);

•	expand our research and development programs (approximately $5.0 million); and

•	fund other working capital and general corporate activities (approximately $0.9 million).

We may also use a portion of the net proceeds for the repayment of the remaining portion of a $5 million loan and related interest under the terms of a Loan and Security Agreement with BlueCrest Venture Finance Fund Limited, assignee of Ritchie Multi-Strategy Global, L.L.C., dated as of September 30, 2005. For a description of the terms of the loan, see “Debt” above.

We expect to use a portion of the net proceeds to pay to certain existing preferred stockholders a one-time cash dividend in an aggregate amount of $17,744.

The amounts and timing of our use of proceeds will vary depending on a number of factors, including the amount of cash generated or used by our operations, the success of our product development efforts, competitive and technological developments, and the rate of growth, if any, of our business. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds of this offering in cash, cash-equivalents, money market funds or short-term interest-bearing, investment-grade securities to the extent consistent with applicable regulations. We cannot predict whether the proceeds will be invested to yield a favorable return.

Based on our operating plans, we believe that the proceeds from this offering, together with our existing cash resources and government grant funding will be sufficient to finance our planned operations, including increases in spending for our Azedra, Onalta and Zemiva clinical programs and for our preclinical product candidates into the second half of 2008. During the second half of 2008, we will need to raise substantial additional capital to fund our operations and to complete clinical development of our product candidates. At that time, and based on current projections which are subject to change, we expect that our current product candidates will not yet be approved by the FDA, and that Azedra will have completed a Phase 2 registrational clinical trial, Onalta will be in a Phase 2 clinical trial, and Zemiva will have completed a pivotal Phase 2 clinical trial to support registration. We project that we will require between $70 million to $100 million in additional capital to fund our operations through the commercialization of our first product candidate. We may obtain this funding by a variety of means in the future, including through debt and equity financings and strategic partnering arrangements and collaborations. Our future capital requirements will depend on many factors, including the scope of progress made in our research and development activities and our clinical trials. We may also need additional funds for possible future strategic acquisitions of businesses, products or technologies complementary to our business. If additional funds are required, we may raise such funds from time to time through public or private sales of equity or from borrowings. Financing may not be available to us on acceptable terms, or at all, and our failure to raise capital when needed could materially adversely impact our growth plans and our financial condition and results of operations. Additional equity financing may be dilutive to holders of our common stock and debt financing, if available, may involve significant cash payment obligations and covenants that restrict our ability to operate our business.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainties in income taxes recognized in an enterprise’s financial statements. FIN 48 requires that we determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the “more likely than not” recognition criteria, FIN 48 requires the tax position be measured at the largest amount of benefit greater than 50 percent likely of being realized upon ultimate settlement. This accounting standard is effective for fiscal years beginning after December 15, 2006. We do not believe the effect, if any, of adopting FIN 48 will have a material impact on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which establishes a framework for measuring fair value and expands disclosures about the use of fair value measurements and liabilities in interim and annual reporting periods subsequent to initial recognition. Prior to the issuance of SFAS 157, which emphasizes that fair value is a market-based measurement and not an entity-specific measurement, there were different definitions of fair value and limited definitions for applying those definitions in GAAP. SFAS 157 is effective for us on a prospective basis for the reporting period beginning January 1, 2008. We do not believe the effect, if any, of adopting SFAS 157 will have a material impact on our financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

We invest our available funds in accordance with our investment policy to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. We invest cash balances in excess of operating requirements first in short-term, highly liquid securities, with original maturities of 90 days or less, and money market accounts. Depending on our level of available funds and our expected cash requirements, we may invest a portion of our funds in corporate debt, commercial paper and U.S. government securities with maturities of more than three months and less than a year. These securities are classified as available-for-sale and are recorded on the balance sheet at fair market value with any unrealized gains or losses reported as a separate component of stockholders’ deficit (accumulated other comprehensive loss). Our investments are sensitive to interest rate risk. We believe, however, that the effect, if any, of reasonable possible near-term changes in interest rates on our financial position, results of operations and cash flows generally would not be material due to the short-term nature of these investments. In particular, as of September 30, 2006, because our available funds are invested solely in cash equivalents, our risk of loss due to changes in interest rates is not material, even if market interest rates were to increase or decrease immediately and uniformly by 10% from levels at September 30, 2006.

Effects of Inflation

Our assets are primarily monetary, consisting largely of cash, cash equivalents and investments in debt securities with short-term maturities. Because of their liquidity, these assets are not directly affected by inflation. Due to the nature of our intellectual property, inflation is not a significant factor. Because we intend to retain and continue to use our existing equipment, furniture and fixtures and leasehold improvements, we believe that the incremental inflation related to replacement costs of such items will not materially affect our operations or cash flows. However, the effects of inflation on our expenditures, the most significant of which are for personnel (existing and new) and contract services, could increase our level of expenses and impact the rate at which we use our resources.

BUSINESS

Overview

We are a biopharmaceutical company specializing in the emerging field of molecular medicine, applying innovations in the identification and targeting of disease at the molecular level to improve patient healthcare by addressing significant unmet needs. We are focused on discovering, developing and commercializing innovative and targeted radiotherapeutics and molecular imaging pharmaceuticals with initial applications in the areas of oncology and cardiology. Radiotherapeutics are radioactive drugs, or radiopharmaceuticals, that are systemically administered and selectively target cancer cells to deliver radiation for therapeutic benefit. This ability to selectively target cancer cells allows therapeutic radiation to be delivered to tumors while minimizing radiation exposure to normal tissues. Molecular imaging pharmaceuticals are radiopharmaceuticals that enable early detection of disease through the visualization of subtle changes in biochemical and biological processes. Our key scientists and scientific advisory board members are thought leaders in radiochemistry and together have created technological solutions to facilitate the rapid discovery and commercialization of innovative and enhanced molecular radiopharmaceuticals. We currently have two clinical-stage radiotherapeutic product candidates, Azedra and Onalta, and one clinical-stage molecular imaging pharmaceutical product candidate, Zemiva. In addition, we have a growing pipeline of product candidates resulting from application of our proprietary platform technologies to new and existing compounds. We believe that our product candidates offer significant benefits to patients, healthcare providers, and third-party payers by enabling improved diagnosis, treatment and monitoring of disease in a more cost-effective manner.

Azedra and Onalta, our lead radiotherapeutic product candidates under development for the treatment of cancer, bind selectively to molecular targets on neuroendocrine cancer such as carcinoid, pheochromocytoma, pancreatic neuroendocrine and neuroblastoma. Neuroendocrine cancer is a tumor of the neuroendocrine system, a diffuse system involving the nervous system and the endocrine glands. Azedra is a targeted radiotherapeutic that has been chemically bound with a radioactive isotope, or radiolabeled, to deliver therapeutic doses of radiation directly to the neuroendocrine tumor site. Azedra consists of the MIBG molecule radiolabeled to an iodine isotope through our proprietary Ultratrace technology. MIBG is a known chemical compound that is commercially available from third parties in Europe and Japan. Azedra is currently in a Phase 1 trial for pheochromocytoma or carcinoid tumors, and has received Orphan Drug status and a Fast Track designation by the United States Food and Drug Administration, or the FDA. A Phase 1 clinical trial is a stage of drug development when a product candidate is first researched in humans. Subject to trial results and input from the FDA, we expect to begin a Phase 1/2 safety, dose ranging and efficacy clinical trial with Azedra in adults in the first half of 2007. A Phase 1/2 safety, dose ranging and efficacy clinical trial is a stage of drug development which incorporates under a single protocol both a traditional Phase 1 dose escalation study with safety and anti-tumor efficacy assessments at a range of doses, and a Phase 2 efficacy study in a larger study population, using the maximum tolerated dose determined in the Phase 1 trial. Onalta is a targeted radiotherapeutic that we recently in-licensed from Novartis Pharma AG, or Novartis. Onalta has recently completed several Phase 2 trials for the treatment of carcinoid and pancreatic neuroendocrine tumors, and has been granted Orphan Drug status by the FDA. A Phase 2 clinical trial is a stage of drug development for an experimental drug designed to assess short term safety and efficacy. We are currently in communication with the FDA regarding the clinical investigation plan and path to approval for Azedra and Onalta.

Zemiva, our lead molecular imaging pharmaceutical product candidate, is a radiolabeled fatty acid analog for the diagnosis of insufficient blood flow to the heart, or cardiac ischemia. A radiolabeled fatty acid analog is a fat-like molecule that allows doctors to visualize the heart’s use of fats as an energy source. Visualizing the changes in the use of fats by the heart can provide doctors with important information about the state of health of heart tissue, including the diagnosis of cardiac ischemia. If approved for marketing by the FDA, we believe that Zemiva has the potential to enable improved diagnosis and management of heart disease in a more timely and cost-effective manner to provide significant advantages over the current standard of care in both the emergency department and non-acute settings. Zemiva is based on I-123-BMIPP, a known chemical compound which has been commercially available in Japan under the name Cardiodine in the non-acute setting for over ten years. We have conducted two multi-center Phase 2 trials and intend to commence a pivotal Phase 2 clinical trial for Zemiva in the first half of 2007. The pivotal Phase 2 trial, if successful, will be followed by a similar sized confirmatory Phase 3 registration trial. A Phase 3 clinical trial is a stage of drug development for an experimental drug in which the safety and efficacy is ascertained in a larger number of patients than the Phase 2 clinical trials. We believe that these two trials will form the basis for an NDA submission.

We are also developing additional product candidates by leveraging our expertise in radiochemistry and radiolabeling founded on our core proprietary technologies, including our Ultratrace technology and Single Amino Acid Chelate, or SAAC, technology. Using our proprietary technologies, we have identified potential candidates that may be useful in the detection or treatment of prostate cancer, heart failure and neurodegenerative disease, which is a disease characterized by the gradual and progressive loss of nerve cells. Additionally, several other indications relating to the future development for Zemiva have been identified, such as diabetes, chronic kidney disease and heart failure.

*	Known molecule commercialized outside the United States
**	Orphan Drug status
***	Fast Track designation

Our Market Opportunity in Radiotherapeutics

Radiation therapy has long been used effectively in the treatment and cure of cancer, particularly with tumors that are not amenable to treatment with surgery. Between 50% to 60% of cancer patients undergo some form of radiation therapy in the course of their treatment. The field of molecular medicine is improving radiation therapy through the use of targeted radiotherapeutics, compounds with the ability to selectively seek out tumor sites that exhibit specific molecular configurations. Radiotherapeutics are radiopharmaceuticals that are systemically administered and that selectively target tumors by binding to unique molecular targets (proteins) found on tumors. Therapeutic radiopharmaceuticals contain radioisotopes that emit beta particles. Beta particles only travel a short distance in the body, thus allowing selective and localized delivery of radiation to tumors while sparing surrounding normal tissues. This selective delivery enables highly targeted radiotherapy whereby more radiation reaches the tumor site while neighboring tissues are spared excess radiation exposure. We believe there is an opportunity to further improve many targeted radiotherapeutics through the application of our proprietary Ultratrace technology. Ultratrace is designed to further refine the targeting capabilities of radiotherapeutics by providing ultrapure compounds that enhance delivery of radiation to a tumor site while reducing the potential risk of side effects from unnecessary non-radioactive cold contaminants in current products and technologies.

Our Radiotherapeutic Oncology Product Candidates: Azedra and Onalta for Neuroendocrine Tumors

Our radiotherapeutic product candidates, Azedra and Onalta, are being developed as treatments for various neuroendocrine tumors. Azedra is designated as a Fast Track drug, and both product candidates are designated as Orphan Drugs by the FDA and are being developed to serve a patient population where currently there are no approved therapies for reducing tumor size. Orphan Drug status is designed to facilitate the development of new therapies for rare diseases or conditions, those which generally affect fewer than 200,000 individuals in the United States. Additional criteria include the ability of a product to address a medical need where there are no other treatment options or to provide a significant benefit over other therapies.

The initial target market for Azedra is for the treatment of metastatic neuroendocrine tumors, such as pheochromocytoma, carcinoid and neuroblastoma that are not amenable to treatment with surgery or conventional chemotherapy. Metastatic tumors are tumors that spread to other organs or parts of the body. We intend to develop Azedra for the treatment of pheochromocytoma and carcinoid in adults, and for neuroblastoma in children. Greater than 90% of neuroblastoma and pheochromocytoma tumors are candidates for MIBG therapy. The initial target market for Onalta is for the treatment of metastatic carcinoid and pancreatic neuroendocrine tumors in patients whose symptoms are not controlled by somatostatin analog therapy. Somatostatin is a hormone distributed throughout the body that acts as a regulator of endocrine and nervous system function by inhibiting the secretion of several other hormones such as growth hormones, insulin and gastrin. Somatostatin analog therapy (or octreotide or sandostatin) is used to alleviate the symptoms associated with carcinoid syndrome. Approximately 95% of carcinoid patients that cannot be treated by surgery would be candidates for Onalta therapy. Conventional somatostatin analogs, such as Sandostatin, are indicated for the alleviation of symptoms of carcinoid syndrome. However, patients become refractory to the treatment after an average duration of effect of six months and once refractory, there currently are no approved treatment options available to alleviate carcinoid syndrome symptoms.

Types of Neuroendocrine Tumors

Neuroendocrine tumors originate from cells that play a role in both the endocrine and nervous systems. They may arise in multiple sites in the body, including the head and neck, adrenal gland, intestinal tract and in the spinal ganglia that support the peripheral nervous system. Neuroendocrine tumors may secrete a variety of regulatory hormones, neurotransmitters, growth factors and neuropeptides. There are a variety of types of neuroendocrine tumors, including pheochromocytoma, carcinoid, pancreatic endocrine and neuroblastoma. The annual incidence of neuroendocrine tumors in the United States is approximately 6,000 carcinoid patients, 2,000 pancreatic neuroendocrine patients, 800 pheochromocytoma patients and 600 neuroblastoma patients. While neuroendocrine tumors occur in relatively small patient populations, a very large percentage of those patients have advanced disease. There are currently no approved treatments in the United States for metastatic neuroendocrine tumors.

Carcinoid tumors arise from cells of the neuroendocrine system located in the wall of the gastrointestinal tract. They often release certain hormones into the bloodstream. These hormones cause severe symptoms such as facial flushing, wheezing, acute diarrhea, and a fast heartbeat termed collectively as “carcinoid syndrome.”

Pancreatic neuroendocrine tumors, also known as pancreatic islet cell tumors, are located in the endocrine portion of the pancreas, which regulates basic metabolic functions such as sugar and salt levels in the body. Most pancreatic neuroendocrine tumors produce an excessive amount of hormones. For example, insulinomas produce excessive amounts of insulin, and gastrinomas produce excessive amounts of the peptide gastrin. Glucagonomas are associated with skin lesions and irritation around the eyes and somatostatinomas are associated with gallstones, slight diabetes, diarrhea or constipation.

Pheochromocytoma is a neuroendocrine tumor of the adrenal gland that causes excess release of epinephrine and norepinephrine, which affects heart rate and blood pressure. Pheochromocytomas may occur as a single tumor or as multiple growths. The tumors may occur at any age, but they are most common from early to mid-adulthood. Definitive treatment is removal of the tumor by surgery. For patients who have cancerous tumors that cannot be removed with surgery, less than 50% of patients are alive after five years from the time when surgery is no longer an option.

Neuroblastoma is a tumor of the developing peripheral nervous system. Over 90% of neuroblastomas occur in children younger than five years of age. Approximately 1,000 to 2,000 children are diagnosed each year in the United States and Europe. Advanced neuroblastoma is associated with short life expectancy, as the five-year survival rate is less than 60%. There are no currently approved therapies for patients with advanced neuroblastoma. These patients often undergo multiple experimental treatments, including investigator-sponsored trials with MIBG therapy.

Azedra

Azedra is one of our two lead radiotherapeutic product candidates under development for the treatment of cancer. Formerly known as Ultratrace MIBG, or I-131-metaiodobenzylguanidine, Azedra consists of the MIBG molecule chemically bound to a radioactive iodine isotope through our proprietary Ultratrace technology. Azedra has received Orphan Drug status and a Fast Track designation by the FDA. The iodine isotope, depending on the particular isotope selected, acts either diagnostically for imaging disease or therapeutically to deliver targeted radiation to the tumor site. Azedra incorporates an iodine isotope, targets specific tumor cells and does not contain unwanted carrier molecules, or cold contaminants. Our proprietary Ultratrace technology enables us to develop radiotherapeutics devoid of unnecessary cold contaminants. We believe cold contaminants provide no therapeutic benefits, may provide unwanted side effects, and compete with therapeutic MIBG for binding on target receptor sites, potentially affecting efficacy. I-123 MIBG containing cold contaminants is marketed in Europe and Japan for diagnostic imaging, but is not an FDA-approved product in the United States. I-131 MIBG containing cold contaminants is commercially available in the United States for diagnostic purposes only, but it is considered a poor isotope for diagnostic images since it results in a high radiation dose to the patients and inferior image quality as compared to the I-123 isotope. I-131 MIBG containing cold contaminants is commercially available for therapeutic use in Europe but is not approved in the United States. It has, however, been used in the United States through compassionate use protocols since the 1980s in its radiolabeled forms (usually with the isotopes I-131 or I-123) at centers that specialize in the treatment of neuroblastoma and at centers that evaluate patients with neuroendocrine tumors.

We believe that our Ultratrace technology provides Azedra with potential significant advantages over currently marketed I-131 MIBG containing cold contaminants. Ultratrace technology enables Azedra to be an ultrapure compound, or a compound that is devoid of unnecessary cold contaminants. Results of preliminary nonclinical research conducted at the University of Glasgow suggest a superior and sustained reduction in tumor growth in animal studies using high-specific activity MIBG that is enabled by our Ultratrace platform technology. We believe that these early but promising results suggest a potentially significant opportunity for us to apply our Ultratrace platform technology to develop iodine-containing targeted radiotherapeutics for additional types of cancer.

Azedra Mechanism of Action

MIBG is a synthetic hormone analog of the biogenic amine norepinephrine, which was first described by researchers at the University of Michigan. Norepinephrine is a chemical made by nerve cells that is released from the adrenal gland in response to stress and low blood pressure. The mechanism by which MIBG molecules accumulate in tumors is very selective and controlled by the protein called the norepinephrine transporter, which is expressed on the cell surface. A norepinephrine transporter, or NET, enables the direct movement of norepinephrine into, out of, within or between cells. Like the hormone norepinephrine, MIBG is concentrated by NET and stored within specific types of neuronal tissue and tumor cells. The uptake and prolonged retention of MIBG within tumor cells potentially constitutes a superior molecular targeting mechanism. However, the number of MIBG molecules taken up by a tumor cell is limited. To maximize the accumulation of radioactive MIBG molecules in tumors so that they can be optimally treated by radiotherapy, the amount of non-radioactive MIBG molecules present in the drug must be minimized. By doing so we also minimize potential chemical toxicity associated with administration of MIBG containing cold contaminants. Our proprietary Ultratrace technology reduces the amount of cold contaminants by several orders of magnitude and thereby enhances accumulation of MIBG in the tumor.

We completed preclinical studies for Azedra in the second half of 2005. Preclinical data presented at the 2006 Society of Nuclear Medicine conference evaluated the pharmacokinetics, tissue distribution and efficacy of Azedra compared with currently available I-131 MIBG that contains cold contaminants. Pharmacokinetics is the process by which drugs are absorbed, distributed in the body, localized in the tissues, and excreted. In the preclinical studies, data suggested that Azedra shows enhanced activity as compared to currently available I-131-MIBG in inhibiting tumor growth in a preclinical model for neuroblastoma. Tissue distribution studies suggested that Azedra has increased uptake compared with currently used MIBG in tissues that express the norepinephrine transporter. Pharmacokinetic parameters of both preparations were comparable in normal tissues.

Azedra Clinical Development Plan

Azedra has received Orphan Drug status and a Fast Track designation by the FDA. We are conducting initial clinical trials with Azedra in adults with either pheochromocytoma or carcinoid, and depending on the trial results and with input from the FDA, we plan to then move into clinical trials with children with neuroblastoma. We are currently conducting a Phase 1 clinical trial with Azedra in adults at Duke University, with data from nine of an anticipated twelve patients received. The Phase 1 dosimetry trial is designed to evaluate the safety, tolerability and distribution of Azedra in adult patients with one of two forms of neuroendocrine cancer — either carcinoid or pheochromocytoma. The data from this Phase 1 will be used to calculate the radiation dose of Azedra as well. Upon input from the FDA, we expect to begin a Phase 1/2 safety, dose ranging and efficacy clinical trial with Azedra in adults in the first half of 2007, with an estimated twelve patients at four to six U.S. centers. We have recently submitted a Phase 1/2 clinical trial protocol to the FDA for review. This trial will allow us to define the therapeutic dose during Phase 1 and the efficacy of Azedra during Phase 2 in patients with pheochromocytoma at clinical sites in the United States and abroad. The anticipated endpoints will include tumor response measures as well as safety. If results of these ongoing and anticipated trials are positive, we believe that the resulting data together with data from our previous clinical trials will provide a basis for us to file for regulatory approval in the United States.

Onalta

Onalta is our other lead radiotherapeutic product candidate under development for the treatment of cancer. Formerly known as OctreoTher, Onalta is our brand name for edotreotide, an yttrium-90 radiolabeled somatostatin peptide analog that we recently in-licensed from Novartis Pharma AG, or Novartis. Onalta is a radiolabeled somastatin analog that binds to somastatin receptors which are present on neuroendocrine tumors such as carcinoid and neuroendocrine pancreatic tumors.

Somatostatin and its analogs bind to somatostatin receptors found on neuroendocrine tumor cells. We are developing Onalta for the radiotherapeutic treatment of metastatic carcinoid and pancreatic neuroendocrine tumors in patients whose symptoms are not controlled by conventional somatostatin analog therapy.

Novartis conducted three Phase 1 and three Phase 2 clinical trials involving more than 300 patients. Published data from a Phase 1 clinical study suggest that OctreoTher demonstrated longer overall survival as compared with historic controls. The report of a Phase 2 clinical trial suggested that OctreoTher is a well-tolerated treatment for neuroendocrine tumors with a significant objective response rate, survival time, and symptomatic response. Even in the refractory population of patients studied, disease stability was observed in approximately 68% of evaluable patients. We intend to leverage our expertise in radiopharmaceutical development to complete the clinical development of Onalta. Onalta has been granted Orphan Drug status by the FDA. We are currently in discussions with the FDA on the clinical investigation plan and path to approval for Onalta, with the goal of marketing the first therapy approved for reducing tumors, alleviating symptoms, and improving quality of life for patients with metastatic carcinoid and pancreatic neuroendocrine tumors whose symptoms are not controlled by conventional somatostatin analog therapy.

Currently, somatostatin analog therapy (or octreotide or Sandostatin) is used to alleviate the symptoms associated with carcinoid syndrome and acromegaly. However, the median duration of effect of Sandostatin is approximately six months. Thus, there are a significant number of patients whose symptoms are not adequately controlled by conventional somatostatin analog therapy. We believe that Onalta will be the first approved therapy that will demonstrate a tumor response, alleviation of symptoms and improved quality of life for patients with metastatic carcinoid and pancreatic neuroendocrine tumors whose symptoms are not controlled by conventional somatostatin analog therapy.

Onalta Mechanism of Action

Onalta attaches to tumor cells that have receptors for the peptide hormone somatostatin. These receptors become overexpressed in cancers such as carcinoid and other select neuroendocrine tumors. Such tumors are referred to as somatostatin receptor positive tumors, or SSRTs. The octreotide portion of the Onalta molecule binds specifically to somatostatin receptors and serves as a carrier for targeted delivery of the therapeutic radioisotope yttrium-90 to the tumor.

Onalta Clinical Development Plan

We intend to pursue an indication for Onalta for the treatment of somatostatin positive pancreatic neuroendocrine and carcinoid tumors, whose symptoms are not controlled by conventional somatostatin analog therapy. We will build upon the extensive experience Novartis has had with the drug in order to inform protocol design. Our expectation is to initially enter into a Phase 2 trial for the treatment of pancreatic neuroendocrine cancer, which may include a radiation dosimetry component. It is possible the FDA would require the dosimetry study prior to the initiation of the Phase 2 trial. This would likely be followed by a Phase 3 trial unless, due to the Orphan Drug status of Onalta, the FDA allows us to use our Phase 2 trial as pivotal.

Our Market Opportunity in Molecular Imaging Pharmaceuticals

Molecular imaging radiopharmaceuticals are radioactive drugs that enable early detection of disease through the visualization of subtle changes in biochemical and biological processes. Our approach is to use radiolabeled small molecules and peptides that recognize and bind to unique proteins in the body that are associated with the presence or evolution of disease. After administration to a patient, these molecules circulate until they find the target protein they are designed to recognize and then bind to it selectively. The compound then clears from the rest of the body and an image is obtained of its location and concentration. Doctors use this information to interpret the state of disease in a patient. The images are obtained using commonly available nuclear medicine cameras known as SPECT or PET cameras.

Our Lead Molecular Imaging Pharmaceutical Product Candidate: Zemiva

Zemiva is our lead molecular imaging pharmaceutical product candidate under development for the diagnosis of cardiac ischemia, or insufficient blood flow to the heart. Zemiva is our brand name for I-123-BMIPP or iodofiltic acid I-123, which has been commercially available in Japan and used in the non-acute setting under the name Cardiodine for over ten years. To our knowledge, no significant safety events have been reported. Cardiodine has been the subject of over 200 peer-review articles and we understand it has been used in over 500,000 patients.

We believe that Zemiva potentially enables improved diagnosis and management of heart disease in a more timely and cost-effective manner and thus offers significant potential medical and economic advantages over the current standard of care in both the emergency department and non-acute settings.

— Emergency Department.  Currently available imaging agents are considered effective only when used during ongoing symptoms or within two hours after cessation of symptoms. After this period, a time consuming and expensive series of diagnostic tests is required, including a stress test after the patient has been stabilized. Clinical trial results to date suggest that Zemiva enables the detection of cardiac ischemia without a stress test up to 30 hours following an ischemic episode. If these results are confirmed in large-scale clinical trials, we believe that Zemiva will significantly expand the “imaging window” resulting in more timely, convenient and cost-effective diagnosis of cardiac ischemia compared to the current standard of care.

— Non-Acute Setting.  While myocardial perfusion stress tests are generally effective in terms of diagnosis, the manner in which they are conducted is inconvenient, time consuming and expensive because of the inherent limitations of current imaging agents. With currently available imaging agents such as Cardiolite and Myoview, stress tests typically require three to four hours, and may require up to 24 hours in certain cases. Based on research to date, we anticipate that a stress test using Zemiva can be completed in approximately one hour. If confirmed by further research as required by the FDA, we believe that the reduced testing time offered by Zemiva will offer increased patient throughput and convenience at a lower overall cost to the healthcare system.

Diagnosis of Cardiac Ischemia in the Emergency Department Setting

The initial target market for our lead molecular imaging pharmaceutical product candidate, Zemiva, is for the diagnosis of cardiac ischemia in the emergency department setting. In the United States, approximately five to eight million chest pain patients present to emergency departments each year, requiring a determination of whether their chest pain is caused by cardiac ischemia, or insufficient cardiac blood flow, or myocardial infarction (heart attack), or other causes. Of these chest pain patients, over three million are admitted to the hospital for diagnosis, of which only approximately 15% are ultimately diagnosed with acute coronary syndrome, or ACS, an umbrella term which refers to both cardiac ischemia and myocardial infarction. These life-threatening disorders are a major cause of emergency medical care and hospitalization, consume vast amounts of healthcare dollars and overly burden limited resources. We believe that these dynamics highlight a significant opportunity to improve the disease management of chest pain patients and reduce hospitalizations and expenses to the healthcare system through improved disease detection.

The standard of care for the diagnosis of ACS is based on the clinical judgment of the physician, who interprets and weighs findings from the patient’s medical history, clinical exam and diagnostic tests such as an electrocardiogram, cardiac stress test, radionuclide imaging and coronary angiography. This standard of care results in a high rate of misdiagnosis, and costs an estimated $6 billion per year in inpatient expenses that we believe could be avoided with improved disease detection. The complications in discharged patients whose ACS is “missed” account for approximately 25% of malpractice claims against emergency department physicians, even though patients with chest pain comprise approximately 6% of a typical emergency physician’s practice. Therefore we believe there is a substantial unmet need for improved diagnosis of ACS, and thus cardiac ischemia, in emergency department settings.

The significant medical and economic value of imaging chest pain patients in the emergency department setting has been demonstrated in numerous clinical trials. While these findings are important, the widespread use of currently available perfusion agents in the emergency department has practical limitations due to the need to image chest pain patients while they are experiencing chest pain and no more than two hours after the cessation of chest pain symptoms.

Diagnosis of Cardiac Ischemia in the Non-Acute Setting

A second target market for Zemiva is for the diagnosis of coronary disease in the non-acute setting. The non-acute setting is principally defined as scheduled cardiac stress tests performed in hospitals and outpatient clinics with cardiac practices. In 2002, over nine million nuclear stress tests were performed in the United States to evaluate cardiac ischemia. Stress tests are performed using perfusion agents such as Cardiolite, Myoview and generic thallium. We estimate that the worldwide sales of these agents in the non-acute setting were approximately $1 billion in 2004.

Zemiva Mechanism of Action

Under normal conditions, 70% to 80% of the energy for the heart is produced by the metabolism of fatty acids. However, in ischemic conditions, fatty acid metabolism is drastically reduced and the metabolism of carbohydrates becomes the heart’s primary source of energy. More importantly, this shift in metabolic activity from fatty acids to carbohydrates persists for some time and results in a phenomenon described as “ischemic memory” that can be evidenced in a Zemiva image of reduced fatty acid utilization.

Zemiva is a fatty acid analog that is trapped in healthy heart cells that have appropriate blood supply. In contrast, retention of Zemiva is reduced in ischemic heart cells. Because of its high uptake and long retention in healthy heart cells, Zemiva provides high quality images of the heart. Uptake of Zemiva in the heart most likely reflects normal fatty acid metabolism. In the setting of cardiac ischemia, reduction in fatty acid metabolism is mirrored by decreased cardiac uptake of Zemiva.

In the clinical setting, the finding of persistent and prolonged disturbances in fatty acid uptake, long after resolution of ischemic symptoms, may provide a direct imprint as to the underlying cause of the patient’s symptoms. In preliminary clinical trails, patients assessed using Zemiva who presented to the emergency department with acute chest pain and no myocardial infarction exhibited sustained alterations of myocardial fatty acid metabolism in the absence of abnormalities in regional cardiac blood flow. This observation suggests that Zemiva imaging may extend the “imaging window” for identifying cardiac ischemia long after cessation of chest pain and restoration of resting myocardial blood flow.

Zemiva Completed Clinical Trials and Prior Clinical Experience

We have completed three clinical trials, including two multi-center Phase 2 clinical trials and a Phase 1 clinical trial at Massachusetts General Hospital. Data from these trials have been presented at leading scientific forums, including the American Society of Nuclear Cardiology and the American Heart Association annual scientific meetings. Results from our Phase 2a trial were published in the peer-reviewed journal Circulation and cited at the American Society of Nuclear Cardiology meeting. A Phase 2a clinical trial is a stage of drug development for an experimental drug designed to assess short-term safety and efficacy in a moderate number of patients. Taken in the aggregate, we believe that our clinical results provide preliminary indications of the safety and efficacy of Zemiva. More detailed information with respect to these trials is as follows:

•	Multi-Center Phase 2b Clinical Trial. In March 2005, we completed enrollment of 105 patients in our multi-center Phase 2b clinical trial of Zemiva. A Phase 2b clinical trial is a stage of drug development for an experimental drug designed to assess short-term safety and efficacy as well as therapeutic value. This trial was designed to evaluate the safety and feasibility of Zemiva for the detection of cardiac ischemia in patients with suspected ACS whose symptoms occurred within 30 hours prior to Zemiva injection. The objectives of the study were to evaluate: 1) the performance characteristics (accuracy, sensitivity, specificity, positive predictive value, and negative predictive value which tell us how likely it is that a patient does not have ACS, given that their Zemiva imaging test result was negative for detection/exclusion of ACS); and 2) the safety of a single injection of Zemiva in patients suspected of ACS. The study was designed as an open-label Phase 2 study that recruited high-likelihood and intermediate- to low-likelihood ACS patients. Patients were imaged with Zemiva for the presence or absence of altered fatty acid metabolism due to cardiac ischemia. Preliminary findings of this study suggested that Zemiva demonstrates the ability to detect areas of cardiac ischemia with results generally consistent with traditional diagnostic techniques, including those requiring substantially greater time to complete. Preliminary analysis also suggested that there is a high negative predictive value when Zemiva is administered to these patients at rest.

•	Multi-Center Phase 2a Clinical Trial. We enrolled 32 patients in our multi-center Phase 2a clinical trial of Zemiva, a clinical trial for an experimental drug designed to assess safety and efficacy in a moderate number of patients. This trial evaluated the safety and feasibility of Zemiva for the detection of ischemia subsequent to a documented ischemic event. The multi-center Phase 2a study was designed to characterize the cardiac uptake of Zemiva in the hearts of patients who had experienced an ischemic event (induced during the exercise portion of clinically indicated stress/rest cardiac perfusion imaging test) within 30 hours prior to study drug administration. The results of the Zemiva cardiac images were also compared with the results of the cardiac perfusion study. We believe that the data suggest that Zemiva administered to resting patients with ischemia safely detects an ischemic event up to 30 hours after the event occurred, without the use of a stress test. Currently marketed perfusion agents must be used within two hours after the cessation of symptoms as recommended by the American Society of Nuclear Cardiology’s position paper on diagnosing suspected ischemia in the emergency department setting.

•	Phase 1 Clinical Trial. We enrolled six volunteers in our single-center Phase 1 clinical trial for Zemiva, which is a trial in which the product candidate is first researched in a small number of human subjects. This trial evaluated the safety, radiation dosimetry, organ distribution and effects of fasting on cardiac uptake. Each volunteer was studied twice: once while fasting and once after a predetermined meal. Results from this study suggest that Zemiva is safe and that it provides high quality cardiac images with a five- to six-fold reduction in radiation dose compared to current perfusion agents.

•	Use of BMIPP in Japan. In Japan, I-123-BMIPP (or Zemiva) is marketed as Cardiodine by Nihon Medi-Physics, which is a joint venture between Sumitomo Chemical Co., Ltd. and a subsidiary of General Electric Company (the maker of Myoview). Cardiodine has an established safety profile and has demonstrated clinical utility through use, we understand, in more than 500,000 patients in Japan. It has been the subject of over 400 peer-reviewed articles. From this clinical experience in Japan, to our knowledge no serious adverse events or safety concerns related to I-123-BMIPP have been reported. We have an agreement with Nihon Medi-Physics that allows us to read and reference data from their Japanese regulatory filings and Phase 4 study in Japan in connection with our submissions to the FDA. To our knowledge, Nihon Medi-Physics does not have I-123-BMIPP patent rights in or outside of Japan.

Zemiva Clinical Development Plan

We have conducted two multi-center Phase 2 trials and one Phase 1 trial. We believe that the data from completed trials and the use of I-123-BMIPP in Japan support our decision to advance Zemiva into pivotal registration trials. As part of our U.S. regulatory strategy for Zemiva, we have initiated a normative clinical trial as follows:

•	Phase 2 Normals Database Clinical Trial. We have a Phase 2 clinical trial underway to develop our own reference database of normal images for myocardial SPECT imaging, or a Normals database. A Normals database is a valuable tool for the physician interpreting the cardiac image, regardless of whether the study is read by a nuclear cardiologist, nuclear medicine physician or radiologist. Such a database enables the interpreting physician to compare a patient’s cardiac image against that of a “normal” image as defined by computer-compiled data. Consistent with this standard practice, we are conducting a Phase 2 clinical trial to develop our own Normals database that will be used as part of our pivotal registration clinical trials and in the commercialization of Zemiva, if approved by the FDA or comparable regulatory bodies outside the United States. This trial is designed to include approximately 120 patients.

As part of our U.S. regulatory strategy for Zemiva, we expect to conduct additional clinical trials as follows:

•	Phase 2 Pivotal Clinical Trials. We are in the process of designing our pivotal clinical trial protocol for Zemiva and anticipate conducting a multi-center study with approximately 600 to 700 patients at 30 centers in North America. The pivotal clinical trial, if successful, will be followed by a similar sized confirmatory Phase 3 registration trial. We believe these two trials will form the basis of an NDA submission. We intend to commence this pivotal clinical trial in the first half of 2007. The final protocol design, including the number of patients and trials, will be influenced by the final results of our normative trial and input from the FDA. The primary endpoint will be the ability of Zemiva to detect myocardial ischemia (sensitivity and specificity) in patients presenting with chest pain to the emergency department, as compared with the ultimate clinical diagnosis of ACS as determined by an independent diagnostic committee using all clinically available information up to and including data available at 30 days following hospital discharge.

We believe that the data from successful completion of these anticipated clinical trials, along with the data from our previous clinical trials as well as that derived from the use of I-123-BMIPP in Japan, will provide a basis for us to file for regulatory approval in the United States.

Other Pipeline Product Candidates

In addition to Azedra, Onalta and Zemiva, we are developing a portfolio of product candidates for oncological molecular imaging and targeted radiotherapy as well as cardiovascular molecular imaging using our proprietary technologies. Applied independently and in combination, these technologies enable the development of innovative and targeted radiotherapeutics and molecular imaging pharmaceuticals that use both small molecules and peptides.

Solazed

Solazed is a targeted radiotherapeutic that we intend to develop for the treatment of malignant metastatic melanoma, the most serious type of skin cancer. We recently in-licensed the compound from Bayer Schering Pharma Aktiengesellschaft, or Schering. Solazed is a small molecule compound that targets melanin, a naturally occurring pigment responsible for the color of the skin and the dark color of the melanoma tumor. The American Cancer Society estimates that about 59,940 new melanomas will be diagnosed in the United States during 2007.

Melanoma is a cancerous tumor that grows out of cells called melanocytes, a type of body cell responsible for pigment in the skin that are found in the lower level of the skin and which make the pigment melanin. Melanoma most often develops in the skin, but it can also occur in other areas of the body. Melanoma is a serious cancer that can spread rapidly throughout the body.

The primary treatment of melanoma usually involves surgical removal of the tumor. However, surgery may not be an option when the tumor exceeds three millimeters in diameter, as it may have already spread to other areas. For those melanoma patients who are not candidates for surgery or whose disease has spread or metastasized, therapeutic approaches such as external beam radiation, chemotherapy and immunotherapy (treatment to modulate the body’s immune system) to elicit a therapeutic response, are often used.

We intend to pursue an indication for Solazed for the treatment of melanin-positive melanoma tumors. We expect to build upon pre-clinical studies performed by Schering to optimize the product formulation and further demonstrate safety and efficacy. Additionally, we intend to build upon independent research experience in humans to design the protocol for a Phase 1 dosimetry study, which we plan to initiate in 2008. Following a Phase 1 dosimetry trial, we intend to conduct dose ranging studies and follow with efficacy studies, most likely in the United States.

MIP-220

We are developing a non-invasive method for visualization of prostate cancer through molecular imaging. Prostate cancer is the most commonly diagnosed cancer among men in the United States, with approximately 230,000 men newly diagnosed each year. The current standard of care for diagnosis of prostate cancer is biopsy of the prostate gland, with approximately one million procedures performed annually in the United States. However, biopsies have poor sensitivity for initial diagnosis and approximately 10% of patients with a negative first biopsy have cancer diagnosis on a second biopsy. Correct staging of prostate cancer at initial diagnosis, as well as accurate staging and tumor localization with biochemical recurrence, remains generally inaccurate with current imaging techniques. We are engaged in discovery studies of a molecular imaging pharmaceutical for detection of prostate-specific membrane antigen, or PSMA, expression which would enable the detection and monitoring of prostate cancer, with the intention to be able to detect subtle manifestation of metastatic disease in men with elevated serum prostate specific antigen, or PSA, but no other obvious symptoms. Metastatic disease is a disease that can result in the transmission of cancerous cells from an original site to one or more sites elsewhere in the body. We currently have identified a series of compounds that bind PSMA and localize in human prostate tumors. Our next step will be to select the lead compound to carry into preclinical development for human use.

MIP-190

We are developing a non-invasive way to assess the progression of heart failure through the monitoring of angiotensin converting enzyme, or ACE, in human hearts. Heart failure is a common syndrome that is increasing in prevalence because people are living longer. According to the American Heart Association, it is estimated that more than five million people in the United States have some form of heart failure, and nearly 550,000 new cases are diagnosed each year. The risk of developing heart failure increases with age, and it is estimated that ten out of every 1,000 people over the age of 65 will be diagnosed with heart failure. Even though medical advances and therapies have improved overall survival rates, the incidence of heart failure has risen steadily. Today, heart failure is the single most frequent cause of hospitalization in people over 65, accounting for between 5% to 10% of all hospital admissions.

In conjunction with scientists at the University of Maryland Medical Center, we have engaged in NIH-sponsored development of cardiovascular compounds to target ACE as a marker for the assessment of heart failure patients. Such compounds would be novel in that they would enable the evaluation of ACE in human hearts with chronic ischemia and heart failure using external imaging. The level of ACE has been shown to increase in the heart muscle as heart failure progresses. A means of non-invasively monitoring ACE levels may allow doctors to better manage heart failure to slow down clinical progression. We currently have identified a lead compound that is radiolabeled using our SAAC technology, which displays strong binding to ACE both in isolated enzymes and in animal studies.

MIP-170D

We are developing a potential aid in the objective diagnosis of Parkinson’s disease and Attention Deficit Hyperactivity Disorder, or ADHD. Parkinson’s disease is a neurological disorder with no known cure. Approximately one million Americans suffer from Parkinson’s disease. In 2002, the European Journal of Neurology reported that there is a 20% to 30% misdiagnosis rate in the early stages of Parkinson’s disease. A molecular imaging pharmaceutical which could help distinguish Parkinsonian Syndrome from non-Parkinsonian tremors may be useful to neurologists in diagnosis and treatment of their patients.

Our neurology preclinical discovery program, MIP-170D, represents a class of compounds that bind to specific molecular targets in the brain. As molecular imaging pharmaceuticals, these compounds have the potential of aiding doctors in the diagnosis of disorders such as Parkinson’s disease and ADHD. Our next steps will be to select the lead compound to carry into preclinical development for human use.

Our Proprietary Technology Platforms

Our key scientists and scientific advisory board members are thought leaders in radiochemistry and together have created technological solutions to facilitate the rapid discovery and commercialization of innovative and targeted radiotherapeutics and molecular imaging pharmaceuticals. The difficulties in integrating medicinal chemistry and radiochemistry have hampered the discovery and design of innovative and targeted radiotherapeutics and molecular imaging pharmaceuticals. We have developed platform technologies that allow radiochemistry to be integrated into the medicinal chemistry stage of discovery. As such, compounds can be made which allow the screening of compounds which are chemically equivalent to the ultimately radiolabeled compound. This integration allows both the rapid synthesis and screening of large numbers of compounds, and ensures the radiolabeling platform can be used for manufacturing.

Our core proprietary technologies include our Ultratrace technology and SAAC technology. These technologies drive development of our current portfolio and should enable the research and development of future molecular imaging pharmaceuticals and targeted radiotherapeutic candidates. Our core proprietary technologies, applied independently and together, include:

•	Ultratrace Technology. Our Ultratrace technology is a proprietary solid-phase radiolabeling technology that enables the development of ultrapure radiopharmaceuticals which are devoid of unnecessary cold contaminants, thereby enhancing safety, specificity and potency. Cold contaminants are nonradioactive, or unlabeled targeting molecules, which may potentially induce unnecessary side effects and suboptimize efficacy by competing with radiolabeled targeting molecules for binding to limited numbers of receptor target sites. Current radiolabeling technologies produce radiopharmaceuticals that contain both radiolabeled targeting molecules and unnecessary cold contaminants. We believe that our Ultratrace technology creates meaningful improvements in the detection, monitoring and treatment of disease.

•	SAAC Technology. The ability to reliably and robustly incorporate medically useful radioactive metals into biologically relevant targeting molecules is critical to the design of successful radiopharmaceuticals for molecular imaging and targeted radiotherapy. Single Amino Acid Chelate, or SAAC, is our unique metal binding chemistry platform technology. It represents a new family of compounds with superior metal binding properties for leading radionuclides used for imaging and therapy, namely technetium-99m and rhenium-186 and rhenium-188. This technology incorporates a metal binding, or chelating, group that can rapidly and efficiently bind to technetium or rhenium for diagnostic and therapeutic uses with an amino acid portion that allows it to be incorporated into any peptide sequence through the use of conventional peptide chemistry. SAAC offers the potential to create many new compounds that can be screened for molecular targeting of a variety of disease states.

•	SAACQ Technology. Two widely employed techniques for visualizing specific biological processes are fluorescence microscopy and radioisotope imaging. Different from current technologies, our new fluorescence-based technology called SAACQ enables the visualization of radiopharmaceuticals interacting with cellular structures. This advance promises to accelerate the development of targeted radiotherapeutics and molecular imaging pharmaceuticals by allowing live cell activity to be viewed by fluorescent microscopy. SAACQ technology may enable our scientists to bridge the gap between research in isolated cells and research in live subjects by increasing the understanding of cellular behavior, potentially resulting in the development of a new generation of targeted radiotherapeutics and molecular imaging pharmaceuticals.

•	Nanotrace Discovery. Our Nanotrace Discovery targeting platform technology allows for the rapid creation and screening of new leads for molecular targeting of disease. We believe that we can utilize this technology to create libraries of radiolabeled compounds in a relatively short period of time. These compounds can be more efficiently and effectively screened in cell culture and in animal models than through current screening methods. Nanotrace Discovery appears to be applicable to major disease categories such as cardiovascular disease, oncology and neurology.

Our Business Strategy

We intend to lead in the discovery, development and commercialization of innovative and targeted radiotherapeutics and molecular imaging pharmaceuticals that improve disease detection, management and overall patient care. Our strategy is to build our product portfolio in each of these areas through our internal research efforts, use of our proprietary technologies and by acquiring or in-licensing complementary products and technologies.

We plan to take the following steps to implement our strategy:

•	Seek regulatory approval for Azedra, Onalta and Zemiva in the United States, and selectively in other countries. We have received Orphan Drug and Fast Track designation from the FDA for Azedra and are currently conducting a Phase 1 clinical trial and designing the Phase 1/2 trial protocols for Azedra. Onalta is a designated Orphan Drug that has previously completed Phase 2 trials and has been used in more than 300 patients. We are working with the FDA to develop a clinical development plan for Onalta. We have a Phase 2 clinical trial to develop our own Normals database for Zemiva underway that will be used as part of our pivotal registration trials and in the commercialization of Zemiva, if approved by the FDA and other regulatory bodies. Upon validation of our Normals database against the completed Phase 2 trial results, we plan to begin a U.S. multi-center pivotal registration clinical trial with Zemiva. If we achieve FDA approval, we would expect to license our products outside of the United States and may seek regulatory approval outside of the United States to support our licensing capabilities.

•	Develop our own specialty sales and marketing teams to market Azedra, Onalta and Zemiva in the United States. We intend to develop our own specialty sales and marketing team to market Azedra, Onalta and Zemiva in the United States. We plan to use our own sales and marketing team to market Azedra and Onalta outside of the United States and plan to establish one or more strategic collaborations to market Zemiva for non-U.S. markets.

•	Expand the indications for which Azedra and Onalta may be used, beginning with indications earlier in the treatment regimen and in additional neuroendocrine indications. We believe that Azedra and Onalta may offer significant therapeutic benefits in the treatment of metastatic neuroendocrine cancer. We plan to explore the use of these products earlier in the treatment regimen and in additional NET positive or somatostatin positive tumors such as breast, small cell lung, VIPomas, medullary thyroid, gastrinoma and glucagonoma tumors. We also plan to explore the use of Azedra and Onalta in combination with each other, various chemotherapy agents and anti-angiogenesis compounds, or compounds that work to prevent the formation or development of new blood vessels.

•	Expand the indications for which Zemiva may be used, beginning with indications in the non-acute settings. We believe that Zemiva may offer significant benefits over the current standard of care in the non-acute setting for the diagnosis of coronary disease. Our plan is to initiate a U.S. Phase 2 clinical trial for Zemiva in non-acute settings in the future in order to demonstrate significant throughput advantages of dual-isotope imaging with Zemiva. Following Phase 2 and Phase 3 clinical trials in the non-acute setting, we plan to file a supplemental new drug application, or sNDA, to include the use of Zemiva in the non-acute setting as an additional approved indication in the Zemiva NDA. We are also exploring the use of Zemiva in other indications such as the detection and monitoring of diabetes-related cardiac disease, microvascular cardiac disease in women, chronic kidney disease, heart failure and cardiomyopathy.

•	Advance the development of our preclinical product candidates. We have several early stage development programs which will expand our activity in molecular cardiology, oncology and neurology. These programs focus on novel approaches in target selection and the use of our technology platforms to provide innovative new product candidates.

•	Expand our product pipeline through our proprietary platform technologies, acquisitions and strategic licensing arrangements. We intend to leverage our proprietary platform technologies to grow our portfolio of product candidates for oncology, cardiology, neurology and other areas of unmet medical need. In addition, we intend to continue to in-license and acquire products, product candidates and technologies that are consistent with our research and development and business focus and strategies.

Sales and Marketing

We intend to market Azedra, Onalta and Zemiva through our own specialty sales and marketing team. Considering the concentrated nature of our initial target markets, we believe that approximately five to 10 highly specialized sales representatives will be sufficient to support the market for Azedra and Onalta in the first year. We believe that a dedicated sales force of approximately 50 to 100 individuals upon commercial launch of Zemiva will be sufficient to support the market for Zemiva in the first year. To support medical education efforts for the product, we plan to hire a group of five to 10 medical liaisons with emergency department or nuclear medicine expertise to provide technical training and education.

Our initial marketing focus for Azedra and Onalta will be on large cancer centers specializing in the diagnosis and treatment of neuroendocrine tumors with an established capability for targeted radiotherapy delivery. There are approximately 25 such centers in the United States. Our initial marketing focus for Zemiva will be on large hospitals with over 200 beds that have nuclear medicine capabilities available 24 hours a day. There are approximately 1,800 hospitals in the United States with emergency departments and over 200 beds. Of these, 80% have nuclear medicine capabilities available 24 hours a day. Thus, our target hospital focus will be on approximately 1,400 hospitals that tend to be clustered in concentrated areas of large populations. Approximately 76% of emergency department visits occur at hospitals with over 200 beds.

Manufacturing

We currently manufacture in our laboratories the quantities of Azedra that we are using for our existing clinical trials. We recently acquired Onalta from Novartis and anticipate that we have sufficient clinical supply to complete our initial Phase 2 trial. We are exploring additional manufacturing options for Onalta.

Zemiva is currently manufactured for our preclinical and clinical trials at a manufacturing facility owned by MDS Nordion located in Vancouver, Canada which is, to our knowledge, compliant with current Good Manufacturing Practices, or cGMP. We believe that the MDS Nordion facility is sufficient to produce Zemiva required for use through our clinical trials. We do not, however, have any experience in commercial-scale manufacturing. Therefore, if we receive FDA approval of Zemiva, we may need to rely on contractual relationships with third-party manufacturers for commercial scale production. We anticipate that the manufacture of the other products in our development pipeline will be outsourced to experienced cGMP-compliant medical manufacturing companies.

Strategic Agreements

Development, Manufacturing and Supply Agreements with MDS Nordion

We have entered into three agreements with MDS Nordion, a division of MDS (Canada). The first Nordion agreement is a process development and manufacturing agreement to develop a facility for the cGMP manufacture of our cardiology product, Zemiva, and to supply Zemiva during the clinical trials process. The second Nordion agreement is a supply agreement for expanded production and supply of Zemiva to us during the clinical trials and thereafter for commercial production of Zemiva. The third Nordion agreement is a development agreement to establish a suitable dose configuration and batch process to support clinical trials of our oncology product Azedra.

Pursuant to the first Nordion agreement, Nordion has a manufacturing facility at its premises in Vancouver, British Columbia, which is to be used for the production and supply of Zemiva during our clinical trials. An expanded facility contemplated by this agreement is to be owned by Nordion, and is to be used for the production and supply of Zemiva on a priority basis. We were obligated to pay a facility fee upon execution of the first Nordion agreement. We are also obliged to make milestones payments for various phases of the process development. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total $999,000. A percentage of each milestone payment was due upon execution of the agreement, another percentage is due upon commencement of the milestone, and the remainder of each milestone payment is due upon completion of the milestone. As of September 30, 2006, we had made aggregate payments under this agreement in the amount of approximately $2.1 million. The term of the first Nordion agreement initially was through 2005, but the agreement has been extended through December 31, 2007.

Pursuant to the second Nordion agreement, Nordion is constructing an expanded manufacturing facility at their premises in Vancouver, British Columbia, which, when completed, will handle the production and supply of Zemiva during the remainder of our clinical trials and, upon regulatory approval of Zemiva, during commercial production. This expanded facility is to be owned by Nordion, and is to be used exclusively for the production and supply of Zemiva to us. We are obligated to pay a monthly facility reservation fee following validation of the production capability of the facility. We are also obligated to make milestone payments for various phases of the facility construction and for process development. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total approximately $2.1 million. A percentage of each milestone payment was due upon execution of the agreement, another percentage is due upon commencement of the various phases of construction and process validation, and the remainder of each milestone payment is due upon facility commissioning and demonstration of production capability. As of September 30, 2006, we had made payments under this agreement in the amount of $725,000 upon execution of the agreement. The term of the second Nordion agreement is initially through 2012, and the agreement automatically renews for six successive two-year terms.

Pursuant to the third Nordion agreement, Nordion will undertake development of a suitable dose configuration and batch process to support clinical trials of our oncology product Azedra. We are obligated to pay a facility establishment fee, and to make various payments for certain phases of the development project. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total $750,000. As of September 30, 2006, we had made payments totaling $593,000 under this agreement. The term of the third Nordion agreement is through completion of the development process or through March 22, 2007, whichever occurs earlier.

License Agreement with Novartis Pharma AG

We have entered into a license agreement with Novartis Pharma AG. This agreement relates to certain aspects of our oncology product candidate Onalta.

Pursuant to the Novartis Agreement, we have licensed on a worldwide basis in the field of oncology, the nonexclusive rights for certain radiolabeled somatostatin analogs and the exclusive rights to the particular somatostatin analog compound edotreotide, along with know-how related to the manufacture and use of this compound, as well as rights to all information and the right to sponsor and conduct on a going-forward basis, Novartis’ clinical trial applications relating to edotreotide. Pursuant to this agreement, we also have exclusive worldwide rights to the Novartis trademark OctreoTher for edotreotide, but we have the discretionary right to rebrand and market edotreotide with our proprietary trademark. We have the ability to sublicense our rights under this agreement. We also have the right to enforce the patent rights, secondary to Novartis’ rights to bring such enforcement. In exchange for these exclusive rights, we are obligated to pay a royalty on net sales of the product, for the life of the patents or alternatively for a term following first commercial sale, whichever is longer. We are also obligated to pay milestone payments upon the attainment of certain approvals in the regulatory process. Milestone payments are partially creditable against future royalty payments. Pursuant to the terms of this agreement, we are obligated to make an upfront payment of $600,000 to the inventor of the patent rights. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total $4.6 million. Novartis has retained a one-time call-back option under this agreement, to reacquire rights in the compound if annual sales exceed a threshold level. If Novartis does not exercise this call back option, then additional milestone payments shall be due from the company, for attainment of certain targets for net sales of the product. As of September 30, 2006, we had made no payments under this license. The term of this agreement is ten years following the latter of either first commercial sale of edotreotide, or expiration of the patents, after which time the license becomes a perpetual, fully paid, nonexclusive and transferable worldwide license with regard to any know-how then existing, as well as to the trademark OctreoTher.

License Agreements with Georgetown University and Johns Hopkins University

We have entered into three license agreements with Georgetown University, with Johns Hopkins University also participating jointly in one such license. These agreements pertain to certain aspects of our oncology product candidate MIP-220, and our neurology product candidate MIP-170.

The first Georgetown license agreement relates to our product candidate MIP-220, a prostate specific membrane antigen, or PSMA, inhibitor, for the detection and monitoring of prostate cancer. Pursuant to the first Georgetown license agreement, we license on an exclusive basis in the field of imaging applications, the rights to certain compounds that bind to proteins found on prostate cancers. MIP-220 is the lead compound under development in this series of compounds. We have the right to sublicense this agreement. We also have the right to enforce the patent rights, and are under an obligation to maintain them. In exchange for these exclusive rights, we are obligated to pay a royalty on net sales of MIP-220, for the term of the patent rights, with a reduction in royalties following expiration or invalidation of the patent rights. We are also obligated to pay milestone payments upon the attainment of certain approvals in the regulatory process for MIP-220. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total $800,000 for the first licensed product and $250,000 for subsequent licensed products. Such milestone payments may be reduced for subsequent NDAs submitted for new uses of MIP-220, and these milestone payments are creditable against future earned royalty payments. As of September 30, 2006, we had made no payments under this license. The term of this agreement is ten years following the latter of either first commercial sale of MIP-220, or expiration of the patents, after which time the license becomes a fully paid nonexclusive license. We also have the right to terminate this license in our discretion, upon providing 90 days written notice.

The second Georgetown license agreement was jointly executed with Johns Hopkins University, and it also relates to our product candidate MIP-220, addressing methods of using MIP-220 in radioimaging applications. Pursuant to the second Georgetown license agreement, we license on an exclusive basis for diagnostic imaging and radiotherapeutic applications, the rights to use certain compounds that bind to the protein NAALADase and PSMA. We have the right to sublicense this agreement. We also have the right to enforce the patent rights, and are under an obligation to maintain them. In exchange for these exclusive rights, we are obligated to pay royalties on net sales of MIP-220 for the term of the patent rights and on a country-by-country basis, with a reduction in royalties following expiration or invalidation of the patent rights. We are also obligated to pay a one-time license fee, an annual license maintenance fee and milestone payments upon the attainment of certain approvals in the regulatory process for MIP-220. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total $825,000 for the first licensed product and $412,500 for subsequent licensed products. Such milestone payments may be reduced for subsequent NDAs submitted for new uses of MIP-220 and are creditable against annual license maintenance fees. As of September 30, 2006, we had made payments in the amount of $17,500 under this license. The term of this agreement and our obligation to pay royalties persists on a country-by-country basis until expiration of the last of the patent rights. We also have the right to terminate this license in our discretion, upon providing 90 days written notice.

The third Georgetown license agreement relates to certain aspects of our product MIP-170, a compound for the detection of Parkinson’s disease and attention deficit hyperactivity disorder, or ADHD, and imaging of dopamine-rich areas of the brain. Pursuant to the third Georgetown license agreement, we licensed on an exclusive basis, the rights to certain piperidine analogs, for the therapeutic and diagnostic uses of these compounds in substance abuse, obesity, depression, Parkinson’s disease, and related neuropsychological conditions and diseases. MIP-170 is the lead compound under development in this series of piperidine analogs. We have the right to sublicense this agreement. We also have the right to enforce the patent rights, and are under an obligation to maintain them. In exchange for these exclusive rights, we are obligated to pay royalties on net sales of products for the term of the patent rights, with a reduction in royalties following expiration or invalidation of the patent rights. We are also obligated to pay an upfront license fee, a one-time reimbursement of patent costs, a one-time fee for sponsored research and milestone payments upon the attainment of certain approvals in the regulatory process. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total $900,000 for the first licensed product and $375,000 for subsequent licensed products. Such milestone payments may be reduced for subsequent NDAs submitted for new uses of MIP-170 and are creditable against future earned royalty payments. As of September 30, 2006, we had made aggregate payments under this license in the amount of $10,000. The term of this agreement is perpetual, provided there is continued development and sales of MIP-170 or other licensed piperidine analog products.

License Agreement with University of Western Ontario

We have entered into two license agreements with the University of Western Ontario, or UWO, both of which relate to certain aspects of our Ultratrace radiolabeling technology platform. At present, the Ultratrace technology platform is used for the production of our product candidate, Azedra, for the diagnosis and treatment of neuroendocrine tumors.

Pursuant to the first UWO license agreement, we licensed on a worldwide exclusive basis, all rights in certain radiolabeling technology and the compounds used in the radiolabeling process. We have the right to sublicense this agreement. We have the right to enforce the patent rights, and are also under an obligation to maintain them and to reimburse UWO for such costs. While UWO retains the ownership of the existing patent rights, we own any improvements to the radiolabeling technology that are made by us or for us on our behalf. In exchange for these exclusive rights, we are obligated to pay a royalty on net sales of the product for the term of the patent rights. We are also obligated to pay an initial license fee and minimum annual payments for each calendar year for which we do not sponsor research in the area of radiolabeling technology. We are also obligated to pay milestone payments upon the attainment of certain approvals in the regulatory process for Azedra. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total $187,500 Canadian Dollars per licensed product. Such milestone payments apply only once, regardless of the number of other products developed with the radiolabeling technology described in the patent rights. As of September 30, 2006, we had made aggregate payments under this license in the amount of $155,210. The term of this agreement is perpetual.

Pursuant to the second UWO license agreement, we licensed on a worldwide exclusive basis, all rights in certain radiolabeling technology and the compounds used in the radiolabeling process. We have the right to sublicense this agreement. We have the right to enforce the patent rights, and are also under an obligation to maintain them and to reimburse UWO for such costs. While UWO retains the ownership of the patent rights, we own any improvements to the radiolabeling technology and polymer intermediate compounds that are made by us, or for us on our behalf. In exchange for these exclusive rights, we are obligated to pay a royalty on net sales of products, on a country-by-country basis for the term of the patent rights. For products developed using the Ultratrace labeling technology platform as a research tool, where the products do not themselves employ the Ultratrace technology, we are obligated to pay a royalty on net sales of these products, further including a royalty on net revenue received from third parties on a fee-for-service basis for research services, and still further including a royalty on net revenue received from sales of third-party products developed using the Ultratrace labeling technology platform as a research tool, where the products do not themselves employ the Ultratrace technology and where the third party does not have a sublicense. We are also obligated to pay an initial license fee, and minimum annual payments for each calendar year through 2012. We are also obligated to pay milestone payments upon the attainment of certain approvals in the regulatory process for Azedra. Aggregate milestone payments under this agreement, assuming all milestone are achieved, would total $187,500 Canadian Dollars per licensed product. Such milestone payments apply for each of the first products developed in each indication class: cardiology, oncology, central nervous system, infection, and vascular disease. As such, subsequently developed products for oncology applications, that employ the Ultratrace labeling process, would not be subject to milestone payments. As of September 30, 2006, we had made aggregate payments under this license in the amount of $80,855. The term of this agreement is twenty years (2023) or the expiration of patent rights on a country-by-country basis (2022-2024).

License Agreement with Nihon Medi-Physics Co. Ltd.

We have entered into a license agreement with Nihon Medi-Physics Co. Ltd., or Nihon, for access to its confidential clinical information relating to its Cardiodine brand I-123-BMIPP product. This information licensed from Nihon has been used in a supportive manner to advance our own I-123-BMIPP product, Zemiva, through FDA clinical trials. Pursuant to the Nihon agreement, we are obligated to pay Nihon certain royalties on net sales of Zemiva for its first indication, if the use of Nihon’s clinical data enables us to omit or limit any of the clinical trial phases in the U.S. regulatory approval process for Zemiva. As of September 30, 2006, we had not yet been able to omit or limit any of the clinical trial phases for Zemiva. We may also be obligated to pay Nihon certain royalties on net sales of Zemiva for additional indications. As of September 30, 2006, we had made no payments under this license. The terms of the Nihon agreement provide that it is to remain in effect as long as we or our successors sell Zemiva in North America.

License Agreement with McMaster University

We have entered into an exclusive license agreement with McMaster University, or McMaster, for worldwide rights to a certain platform technology used for radiolabeling compounds. This technology platform is not currently used with any of our existing product candidates, but we are exploring its applicability to radiolabeling our oncology product candidates.

Pursuant to the McMaster license agreement, we have licensed on an exclusive basis for diagnostic and therapeutic applications, the rights to McMaster’s proprietary solid-phase radiolabeling methods and process intermediates. We have the right to sublicense the rights under agreement. We also have the right to enforce the patent rights, and are under an obligation to maintain them. In exchange for these exclusive rights, we are obligated to pay a royalty on net sales of any products that are radiolabeled using this platform technology for the term of the patent rights. In the event a license to third-party patents is needed to practice this technology, a reduction in royalties due to McMaster will apply. We are obligated to pay minimum annual royalties under this license, and if the minimum annual royalties due in a particular year exceed the earned royalties for that year, we may credit such excess payment against any royalty payments due in the subsequent year. Milestone payments apply only for the first product in clinical trials for particular indications, and are due for certain stages of the regulatory process. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total $575,000. As of September 30, 2006, we have made no payments under this license. The term of this agreement is through the last to expire of the patent rights. We also have the right to terminate this license in our discretion, upon providing 90 days written notice.

License and Technology Transfer Agreement with Mallinckrodt, Inc.

We have entered into a license and technology transfer agreement with Mallinckrodt, Inc. This agreement relates to our oncology product candidate Onalta, and it complements the rights obtained in our agreement with Novartis Pharma, AG, by providing manufacturing rights and production know-how for Onalta.

Pursuant to the Mallinckrodt Agreement, we have licensed on a worldwide basis, the nonexclusive rights in the field of therapeutic human oncology, certain patent rights and know-how related to radiolabeled somatostatin analogs and their manufacture, including the particular compound DOTA-Tyr3-Octreotride, or Onalta. We have the ability to sublicense our rights under this agreement, conditioned upon approval by Mallinckrodt. Under this agreement, we are obligated to make an upfront payment of $250,000, and various payments for phases in the technology transfer process. We are also obligated to make a one-time purchase of certain existing quantities of production supplies from Mallinckrodt in the amount of $400,000. The total payments that we expect to make under this agreement are approximately $1.3 million. We expect these payments to be made within the next 12 months contemporaneously with the transfer of the manufacturing know-how. The term of this agreement is for as long as we manufacture and sell Onalta, on a country-by-country basis.

License Agreement with Bayer Schering Pharma Aktiengesellschaft

We have entered into a license agreement with Bayer Schering Pharma Aktiengesellschaft, or Schering. This agreement relates to our oncology product candidate Solazed.

Pursuant to the Schering Agreement, we have licensed on a worldwide basis, the exclusive rights in the field of oncology, certain patents and know-how related to a new class of benzamide compounds and their derivatives, the lead product candidate in the class being Solazed. We have an option to obtain a license to certain Schering patents and technology relating to administration of these benzamide compounds in combination with other agents to reduce the potential side effects to the human eye, from the benzamide compounds. We have the ability to sublicense our rights under this agreement. We are obligated to make an upfront payment of $1.0 million, and various payments related to the achievement of certain milestones in the clinical trial process. Aggregate milestone payments under this agreement, assuming all milestones are achieved, would total $9.0 million. We are also obligated to pay royalties on net sales of products beginning with the first commercial sale of Solazed, for the duration of the patent rights, which expire through 2025. We have the right under this agreement to enforce the patents. The term of the license is on a country-by-country basis, through the last to expire of the patent rights. As of September 30, 2006, we have made no payments under this agreement.

Competition

We will compete for market share against large pharmaceutical and biotechnology companies, smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors, either alone or together with their partners, may develop new product candidates that will compete with ours, and these competitors may, and in certain cases do, operate larger research and development programs or have substantially greater financial resources than we do.

If Azedra or Onalta are approved, their competition will be the current standard of care and companies that are engaged in the development and commercialization of targeted radiotherapeutics for treatment of cancer.

If Zemiva is approved, its competition in the emergency department setting will be the current standard of care in the assessment of chest pain patients who present to emergency departments. This standard involves several diagnostic products and procedures, in some cases involving the use of perfusion imaging agents, which in the aggregate may require several hours or days of hospitalization to reach an ultimate diagnosis.

Perfusion imaging agents such as Cardiolite (from Bristol-Myers Squibb Imaging), Myoview (from Amersham, a subsidiary of General Electric Company) and thallium, are considered unable to reliably detect cardiac ischemia more than two hours after the cessation of chest pains, thereby making them of limited value in the emergency department setting. Many patients who present with chest pain in the emergency department are beyond the perfusion agents’ two-hour window of active symptoms when they arrive or their symptoms subside while waiting in the emergency department. Additionally, as their hearts may be unstable, stress testing with these agents is contraindicated in patients with suspected ACS in the emergency department setting. Sales of perfusion agents in the acute setting account for, to our knowledge, less than 5% of the overall sales for these agents.

Perfusion agents would be, however, Zemiva’s main competition in the non-acute market if regulatory approval is obtained. We estimate that worldwide sales of Cardiolite, Myoview and thallium were approximately $1.0 billion in 2004. Currently, these perfusion agents are used almost exclusively in nonacute settings in connection with stress testing where the patient’s stress is induced (either by exercise or a pharmacological stress agent) as they are generally required to be used within two hours after the cessation of chest pain.

Patents and Proprietary Rights

Our success depends in part on our ability to obtain and maintain a competitive position in the marketplace. This includes obtaining proprietary protection for our product candidates, technology, and know-how; preventing others from infringing our proprietary rights; and operating without infringing the proprietary rights of others. Our policy is to seek to protect our proprietary position by, among other methods, applying for and obtaining U.S. and foreign patents relating to our proprietary technologies, inventions, and improvements that are important to our business. This includes obtaining patent term extensions or restorations when possible. In addition, we rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary positions. Furthermore, we intend to build brand identity in our company, our technologies and our product candidates, and for this purpose have applied for certain trademarks, as described below.

As of September 30, 2006, we had seven issued U.S. patents and 10 issued foreign patents which are counterparts to the U.S. filings. We had eight pending U.S. patent applications, and 33 pending foreign patent applications that have been nationalized in various countries. Additionally, we have obtained licenses from third parties for the patent rights to U.S. and foreign patents and patent applications to make, use, sell and import certain proprietary technologies and compounds. Patent rights for in-licensed technologies are not included in the above totals and the agreements underlying in-licensed intellectual property are discussed in “Strategic Agreements”. While we believe our patents and patent applications may be important for certain aspects of our business, such as those related to specific product candidates such as BMIPP derivatives whose patents and applications expire between 2016 and 2023, we also believe that our success also depends upon innovation, technical expertise, and responsiveness to the medical needs of an aging patient population. While our patented technology may delay or deter a competitor in offering a competing product, we believe our technical capability should also allow us to obtain limited market exclusivity in the United States under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, and abroad through similar legislation.

The original patent protecting the composition of BMIPP expired in 2003. However, we believe that Zemiva, or I-123-BMIPP, is a new chemical entity in the United States and Europe and, therefore, should be eligible for market exclusivity under the FDCA as amended by the Hatch-Waxman Act. We are also pursuing three additional patent families (in the United States and internationally) to provide up to 18 years of new patent-based exclusivity for certain aspects of BMIPP and BMIPP-derivative compositions and their uses, with the patent and patent applications expiring generally in 2023.

The Hatch-Waxman Act provides a five-year period of non-patent marketing exclusivity to the first applicant to gain approval of an NDA for a new chemical entity. A drug can be classified as a new chemical entity if the FDA has not previously approved any other new drug containing the same active agent. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug, where the applicant does not own or have a legal right of reference to all the data required for approval. Protection under the Hatch-Waxman Act will not prevent the filing or approval of another full NDA, but the applicant would be required to conduct its own adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Act also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplements to existing NDAs if new clinical investigations are essential to the approval of the applications, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent.

The Hatch-Waxman Act also permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years. The patent term restoration period is generally one-half the time between the effective date of an investigational new drug exemption, or IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and it must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may consider applying for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond the current expiration date, depending on the expected length of clinical trials and other factors involved in the filing of the relevant NDA.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know with certainty whether any of our patent applications or those patent applications that we license will result in the issuance of any new patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related products, or could affect the length of term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with sufficient proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us and, to the extent they seek to protect these technologies through patents and such technologies are determined to contain valid and enforceable claims, they could achieve a legal determination that our products or technologies are infringing these third-party patents. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before any of our products can be commercialized, any related patent may expire, or that such patent may remain in force for only a short period following commercialization of a product candidate, thereby reducing any advantage of the patent with respect to that product candidate. While patent term restoration is available under the Hatch- Waxman Act and similar laws, we cannot predict whether such patent term restoration will be granted to us as to any particular patent covering such product candidate.

We rely in some circumstances on trade secrets to protect our technology, particularly with respect to certain aspects of our Zemiva manufacturing process. Trade secrets, however, can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors, contract manufacturers and other entities with whom we do business. However, these agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the proprietary rights or resulting know-how generated in related inventions.

We currently use Molecular Insighttm and the Molecular Insight Pharmaceuticals logo as trademarks in the United States and other countries. We have sought trademark registration for the Molecular Insight Pharmaceuticals logo, Azedratm, Ultratracetm, Nanotracetm, Zemivatm, SAACtm, and SAACQtm, in the United States and in countries outside the United States. We have sought trademark registration for Molecular Insighttm, Onaltatm, Solazedtm, Rintaratm, Unectratm and Velepintm in the United States. We cannot guarantee any of these marks will be approved in the United States or in foreign jurisdictions. In addition, we have obtained rights to the following Internet domain names: www.molecularinsight.com, www.zemiva.com, www.zemiva.org, www.zemiva.net, www.velepin.com, www.velepin.org, www.velepin.net, www.ultratrace.org, www.ultratrace.net., www.azedra.com, www.azedra.net, www.solazed.com, www.solazed.org, and www.solazed.net.

Government Regulation

Government authorities in the United States and foreign countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, sampling, marketing and import and export of pharmaceutical products. Our targeted radiotherapeutics and molecular imaging pharmaceuticals in the United States will be subject to FDA regulation as drugs under the FDCA, and require FDA approval prior to commercial distribution. The process of obtaining governmental approvals and complying with ongoing regulatory requirements requires the expenditure of substantial time and financial resources. In addition, statutes, rules, regulations and policies may change and new legislation or regulations may be issued that could delay such approvals. If we fail to comply with applicable regulatory requirements at any time during the product development process, approval process, or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawals of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of our operations, injunctions, fines, civil penalties or criminal prosecution. Any agency enforcement action could have a material adverse effect on us.

The U.S. regulatory scheme for the development and commercialization of new pharmaceutical products can be divided into three distinct phases: an investigational phase including both preclinical and clinical investigations leading up to the submission of an NDA, a period of FDA review culminating in the approval or refusal to approve the NDA, and the post-marketing period. Each of these phases is described below.

Preclinical Phase

The preclinical phase involves the characterization, product formulation and animal testing necessary to prepare an IND for submission to the FDA. The IND must be reviewed and authorized by the FDA before the drug can be tested in humans. Once a new pharmaceutical agent has been identified and selected for further development, preclinical testing is conducted to confirm pharmacological activity, to generate safety data, to evaluate prototype dosage forms for appropriate release and activity characteristics, and to confirm the integrity and quality of the material to be used in clinical trials. A bulk supply of the active ingredient to support the necessary dosing in initial clinical trials must be secured. Data from the preclinical investigations and detailed information on proposed clinical investigations are compiled in an IND submission and submitted for FDA before human clinical trials may begin. If the FDA does not formally communicate an objection to the IND within 30 days, the specific clinical trials outlined in the IND may go forward.

Clinical Phase

The clinical phase of drug development follows a successful IND submission and involves the activities necessary to demonstrate the safety, tolerability, efficacy, and dosage of the substance in humans, as well as the ability to produce the substance in accordance with the FDA’s cGMP requirements. Data from these activities are compiled in an NDA requesting approval to market the drug for a given use, or indication. Clinical trials must be conducted under the supervision of qualified investigators in accordance with good clinical practice, and according to IND-approved protocols detailing, among other things, the study objectives and the parameters, or endpoints, to be used in assessing safety and efficacy. Each trial must be reviewed, approved and conducted under the auspices of an independent Institutional Review Board, or IRB, and each trial, with limited exceptions, must include all subjects’ informed consent. The clinical evaluation phase typically involves the following sequential process:

Phase 1 clinical trials are conducted in a limited number of healthy subjects to determine the drug’s safety, tolerability, and biological performance. The total number of subjects in Phase 1 clinical trials varies, but is generally in the range of 20 to 80 people (or less in some cases, such as drugs with significant human experience).

Phase 2 clinical trials involve administering the drug to subjects suffering from the target disease or condition to evaluate the drug’s potential efficacy and appropriate dose. The number of subjects in Phase 2 trials is typically several hundred subjects or less.

Phase 3 clinical trials are performed after preliminary evidence suggesting effectiveness has been obtained and safety, tolerability, and appropriate dosing have been established. Phase 3 clinical trials are intended to gather additional data needed to evaluate the drug’s overall benefit-risk relationship of the drug and to provide adequate instructions for its use. Phase 3 trials usually include from several hundred to several thousand subjects.

Throughout the clinical testing phase, samples of the product made in different batches are tested for stability to establish shelf life constraints. In addition, increasingly large-scale production protocols and written standard operating procedures must be developed for each aspect of commercial manufacture and testing.

The clinical trial phase is both costly and time-consuming, and may not be completed successfully within any specified time period, if at all. The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted under an IND and may, at its discretion, reevaluate, alter, suspend, or terminate the testing at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk. The FDA can also request additional clinical testing as a condition to product approval. Additionally, new government requirements may be established that could delay or prevent regulatory approval of our products under development. Furthermore, institutional review boards, which are independent entities constituted to protect human subjects in the institutions in which clinical trials are being conducted, have the authority to suspend clinical trials in their respective institutions at any time for a variety of reasons, including safety issues.

New Drug Application and Review

After the successful completion of Phase 3 clinical trials, the sponsor of the new drug submits an NDA to the FDA requesting approval to market the product for one or more indications. An NDA is a comprehensive, multi-volume application that includes, among other things, the results of all preclinical and clinical studies, information about the drug’s composition, and the sponsor’s plans for producing, packaging, and labeling the drug. In most cases, the NDA must be accompanied by a substantial user fee. FDA has 60 days after submission to review the completeness and organization of the application, and may refuse to accept it for continued review, or refuse to file, if the application is found deficient. After filing, the FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use. Drugs that successfully complete NDA review may be marketed in the United States, subject to all conditions imposed by the FDA.

Prior to granting approval, the FDA generally conducts an inspection of the facilities, including outsourced facilities that will be involved in the manufacture, production, packaging, testing and control of the drug product for cGMP compliance. The FDA will not approve the application unless cGMP compliance is satisfactory. If the FDA determines that the marketing application, manufacturing process, or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and will often request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the marketing application does not satisfy the regulatory criteria for approval and refuse to approve the application by issuing a “not approvable” letter.

The length of the FDA’s review can range from a few months to several years or more. Once an NDA is in effect, significant changes such as the addition of one or more new indications for use generally require prior approval of an sNDA including additional clinical trials or other data required to demonstrate that the product as modified remains safe and effective.

Fast Track Review

The Food and Drug Administration Modernization Act of 1997, or the Modernization Act, establishes a statutory program for relatively streamlined approval of “Fast Track” products, which are defined under the Modernization Act as new drugs or biologics intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for this condition. Fast Track status requires an official designation by the FDA.

Abbreviated New Drug Application and Review

An ANDA is a type of NDA that is used for the review and approval of a generic drug product. A generic drug product is one that is the same as a previously approved innovator drug product, which means it has the same active ingredient, dosage form, strength, route of administration, quality, performance characteristics, and intended use. An ANDA is generally not required to include preclinical and clinical data to establish safety and effectiveness. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to the previously approved drug, which means that it performs in the same manner. None of the products currently under development by Molecular Insight will be eligible for ANDA approval, although it is possible that competing products based on our product could be approved by this route at some future time.

Section 505(b)(2) Applications

If a proposed drug product represents only a limited change from a product that has already been approved by the FDA, yet differs in more ways than those permitted under the ANDA requirements, then the applicant may be able to submit a type of NDA referred to as a 505(b)(2) application. This route of approval is potentially applicable to the development of Azedra, which has previously been approved as an imaging agent for pheochromocytoma and neuroblastoma, each a specific type of neuroendocrine tumor. In effect, a 505(b)(2) applicant is permitted to rely on information in the scientific literature, or previous safety and efficacy determinations by the FDA, rather than submitting the full complement of clinical or other data that would otherwise be required for NDA approval. However, the 505(b)(2) sponsor must provide any additional clinical or other data needed to supplement and/or establish the relevance and applicability of prior findings for the new product formulation.

Orphan Drug Status

Under the Orphan Drug Act, the FDA may grant Orphan Drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. We have received Orphan Drug designation for Azedra and Onalta and may file for Orphan Drug designation for the use of other potential product candidates. However, obtaining FDA approval to market a product with Orphan Drug exclusivity may not provide us with a material commercial advantage.

Orphan Drug designation must be requested before submitting an NDA. After the FDA grants Orphan Drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Although Orphan Drug designation does not shorten or otherwise convey any advantage in the regulatory approval process, approved Orphan Drugs are granted a seven year period of market exclusivity during which the FDA may not approve any other application to market the same drug for the same disease except in very limited circumstances. These circumstances are an inability to supply the drug in sufficient quantities, or a situation in which a subsequent product has shown superior safety or efficacy. This exclusivity, however, could also block the approval of our product for seven years if a competitor obtains earlier approval of the same drug for the same indication.

Post-Approval Phase

Once the FDA has approved a new drug for marketing, the product becomes available for physicians to prescribe in the United States. After approval, we must comply with post-approval requirements, including ongoing compliance with cGMP regulations, delivering periodic reports to the FDA, submitting descriptions of any adverse reactions reported, and complying with drug sampling and distribution requirements. We are required to maintain and provide updated safety and efficacy information to the FDA. We are also required to comply with requirements concerning advertising and promotional labeling.

Compliance with post-approval requirements will require us to expend time, money, and effort on an ongoing basis. We use, and will continue to use, third-party manufacturers, including MDS Nordion, to produce certain of our products in clinical and commercial quantities. Future FDA inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

In addition, discovery of problems with a product or the failure to comply with requirements may result in restrictions including withdrawal or recall of the product from the market or other voluntary or FDA-initiated action that could delay further marketing. Newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications. Also, the FDA may require post-market testing and surveillance to monitor the product’s safety or efficacy, including additional clinical studies, known as Phase 4 trials, to evaluate long-term effects.

Other Regulation in the United States

Healthcare Reimbursement

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, and managed-care arrangements, are continuing in many countries where we do business, including the United States. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical products. Government programs, including Medicare and Medicaid, private healthcare insurance and managed-care plans have attempted to control costs by limiting the amount of reimbursement they will pay for particular procedures or treatments. This has created an increasing level of price sensitivity among customers for our products. Some third-party payers must also approve coverage for new or innovative devices or therapies before they will reimburse healthcare providers who use the medical devices or therapies. Even though a new medical product may have been cleared for commercial distribution, we may find limited demand for the product until reimbursement approval has been obtained from governmental and private third-party payers.

Environmental Regulation

We are also subject to various environmental laws and regulations both within and outside the United States. Like many other pharmaceutical and medical device companies, our operations involve the use of substances, including hazardous wastes, which are regulated under environmental laws, primarily manufacturing and sterilization processes. We do not expect that compliance with environmental protection laws will have a material impact on our consolidated results of operations, financial position or cash flow. These laws and regulations are all subject to change, however, and we cannot predict what impact, if any, such changes might have on our business, financial condition or results of operations.

Our research is also dependent on our maintenance of a Radioactive Materials license from the Massachusetts Department of Public Health which allows us to acquire, use and store quantities of radioactive isotopes that are critical for the manufacture and testing of research products.

Foreign Regulation

Whether or not we obtain FDA approval for a product, we must obtain approval from the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement also vary greatly from country to country. Although governed by the applicable jurisdiction, clinical trials conducted outside of the United States typically are administered under a three-phase sequential process similar to that discussed above for pharmaceutical products.

Under European Union regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is available for medicines produced by biotechnology or which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. This authorization is a marketing authorization approval, or MAA. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval. This procedure is referred to as the mutual recognition procedure, or MRP.

In addition, regulatory approval of prices is required in most countries other than the United States. We face the risk that the prices which result from the regulatory approval process would be insufficient to generate an acceptable return to us or our collaborators.

Employees

As of September 30, 2006, we had 37 full-time employees, 25 of whom have M.D.s, Ph.D.s or other advanced degrees, and one part-time employee. Twenty-seven of our employees are engaged in research and development, clinical development and regulatory affairs and quality assurance of our product candidates. Nine of our employees plus one part-time employee are classified in general and administrative, which includes operations, business development, finance, accounting, human resources, external communications, facilities management and general administration.

Facilities

Our principal executive and administrative office is a leased facility located in Cambridge, Massachusetts that consists of approximately 8,783 square feet of office space and 4,084 square feet of laboratory space. These facilities are occupied pursuant to a lease agreement that expires on June 30, 2008. We believe that our current facilities will meet our anticipated needs for the foreseeable future.

Legal Proceedings

We are not a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth certain information with respect to our executive officers, key employees and members of our Board of Directors and a nominee to our Board of Directors as of January 15, 2007:

Name	Age	Position(s)

David S. Barlow*	50	Chairman of the Board of Directors; Chief Executive Officer
John W. Babich, Ph.D.*	50	Director; President and Chief Scientific Officer
John E. McCray*	56	Chief Operating Officer
Nicholas Borys, M.D.*	47	Chief Medical Officer
Bob Gallahue*	46	Chief Financial Officer
John A. Barrett, Ph.D.	52	Vice President of Research
Joshua Hamermesh	34	Vice President of Commercial and Business Development
Priscilla Harlan	54	Vice President, Corporate Communications
James F. Kronauge, Ph.D.	51	Vice President of Process Development
James Wachholz	54	Vice President, Regulatory Affairs and Quality Assurance
Daniel Frank(2),(3)	49	Director
Kim D. Lamon, M.D., Ph.D.(3)	54	Director
David M. Stack(1),(2)	55	Director
Harry Stylli, Ph.D.(1)	45	Director
Andrew Jay, D.M.D.(4)	44	Director
Lionel Sterling(1),(2),(3),(4)	69	Director Nominee

*	Denotes executive officer.

(1)Member of the Audit Committee as of the effectiveness of this offering.

(2)Member of the Compensation Committee as of the effectiveness of this offering.

(3)Member of the Governance and Nominating Committee as of the effectiveness of this offering.

(4)	Dr. Jay plans to resign from our Board of Directors as of the listing of our common stock on the Nasdaq Global Market and Mr. Sterling has agreed to join our Board of Directors as of such time and to serve on the Audit, Compensation, and Governance and Nominating committees.

David S. Barlow has served as the Chairman of our Board of Directors since early 2000 and as our Chief Executive Officer since January 2003. He has more than 25 years of experience in the global biopharmaceutical industry. Prior to Molecular Insight, Mr. Barlow was President, Pharmaceuticals at Sepracor Inc. During his tenure at Sepracor from 1993 to 1999, Pharmaceuticals was built into a fully integrated pharmaceutical company with a strong product pipeline, a complete research and development and United States sales and marketing capability, and several significant corporate partnerships. Before Sepracor, Mr. Barlow worked for Rhone-Poulenc Rorer, where he led the turnaround of the Armour Pharmaceutical Division. He had previously worked for Pfizer Inc and ARES-Serono in a variety of business development and marketing positions. Mr. Barlow is a Trustee of McLean Hospital, Bates College, and Newton Country Day School and is on the Board of Directors of New River Pharmaceuticals. He is also a member of the President’s Council at Massachusetts General Hospital (MGH), Boston, Massachusetts. Mr. Barlow received a B.A. from Bates College and an M.B.A. from Stanford University.

John W. Babich, Ph.D., a founder of our Company in 1997, serves as our President and Chief Scientific Officer, and is a member of our Board of Directors. He has been an active researcher in the field of molecular imaging and targeted radionuclide therapy for the past 25 years. Prior to joining the Company, he was Assistant Professor of Radiology at Harvard Medical School and Staff Radiopharmaceutical Chemist at MGH. Prior to joining MGH, Dr. Babich was Principal Scientist and Head of the Radiopharmaceutical Section at the Institute of Cancer Research in England. Dr. Babich’s current research efforts focus on molecular imaging in cardiovascular disease, oncology and neurology. His previous research experience includes detection of breast and colorectal cancer using monoclonal antibodies, pharmacological and in vivo biological studies of novel small molecules for targeted therapy of neuroblastoma, the use of peptide-based molecular imaging agents for the detection of infection and cancer and the use of positron emission tomography for the study of drug behavior in humans. He has published more than 100 research articles in a variety of peer-reviewed journals as well as several book chapters and invited reviews. He is inventor or co-inventor of seven issued and pending patents licensed to or property of the Company. He is also co-inventor of a cardiac imaging product currently marketed by Mallinckrodt-TycoHealthcare, Inc. as Ultra-Tag. Dr. Babich recently served as President of the Society of Nuclear Medicine’s Radiopharmaceutical Science Council. Dr. Babich received a B.S. in Pharmacy from St. John’s University, an M.S. from the University of Southern California, and a Ph.D. from the University of London.

John E. McCray has served as our Chief Operating Officer since joining Molecular Insight in March 2003. He has over 20 years of marketing, operations and public policy experience in the biopharmaceutical industry, including product launches, manufacturing scale-up and new market openings in developing countries. From 2000 to 2003, Mr. McCray served as the Chief Operating Officer at Pan Pacific Pharmaceuticals. For six years ending in 1999, he worked with various subsidiaries of Sepracor Inc. Before joining Sepracor, Mr. McCray held the position of Director, Worldwide Marketing at Armour Pharmaceutical Company. His pharmaceutical experience also includes a five-year tenure at Pfizer Inc where he managed reimbursement, formulary and public policy issues. Mr. McCray received a B.A. from the University of Texas and an M.B.A. from The Wharton School, University of Pennsylvania.

Nicholas Borys, M.D. has served as our Chief Medical Officer since April 2004. He has 15 years of experience in the pharmaceutical and healthcare industry, including drug development work with molecular imaging companies. His background includes strategic planning and management of pharmaceutical development for FDA approval. From 2002 to 2004, he worked at Taiho Pharma USA, where he served as Chief Medical Officer for global clinical development. Dr. Borys’ molecular imaging experience includes BRACCO Diagnostics, where he was Executive Medical Director from 2000 to 2002, responsible for early and late stage development for international development projects in both MRI and nuclear medicine. He also served for six years as Director of Medical Affairs for Amersham Healthcare, Inc. where he oversaw development of cardiovascular, oncology and neurology products. Dr. Borys has also worked as a senior medical affairs officer of two oncology companies, Cytogen Corporation and Anthra Pharmaceuticals, and as Director, Medical and Clinical Services for a division of Hoffman La-Roche, Inc. Dr. Borys received an M.D. from the American University of the Caribbean.

Bob Gallahue has served as our Chief Financial Officer since July 2005. He has over 15 years of financial management experience at public and private biotechnology companies, including Millennium Pharmaceuticals, LeukoSite, Inc., Keryx Biopharmaceuticals and VaxInnate Corp. He joined Molecular Insight from VaxInnate, where he was Interim Chief Financial Officer from 2004 to 2005. From 2000 to 2003, he was Chief Financial Officer and Treasurer of Keryx Biopharmaceuticals. Prior to Keryx, he served in financial positions at LeukoSite, Inc., which was later acquired by Millennium Pharmaceuticals, and Repligen Corporation. Mr. Gallahue received a B.A. from Middlebury College and an M.S.A. from Bentley College.

John A. Barrett, Ph.D. has served as our Vice President of Research since August 2005. He has over 20 years of experience in the discovery and development of agents in oncology and angiogenesis-

directed tumor imaging and therapy. He came to Molecular Insight from Infinity Pharmaceuticals, where he worked from 2003 to 2005 and served as the Senior Director Pharmacology/Toxicology, ADME, and Bioanalytical Chemistry. Prior to Infinity Pharmaceuticals, Dr. Barrett was Senior Director of Pharmacology/Toxicology at EPIX Medical, Inc. from 2000 to 2003. In 1993, Dr. Barrett was recruited to DuPont Merck Radiopharmaceutical Division as a Principal Research Scientist in Biological Research Imaging, and later was appointed as Director Discovery Biology Research Imaging and Animal Resources. He has held positions at Rorer Pharmaceuticals where he was Group Leader of Cardiovascular Pharmacology and as Research Manager in Vascular Biology at the RWJ Pharmaceutical Research Institute. Dr. Barrett received a B.S. from the State University of New York at Oneonta and a Ph.D. from St. John’s University.

Joshua Hamermesh has served as our Vice President of Commercial and Business Development since May 2005. From 1999 to 2005, he worked at Genzyme Corporation, where he was the Business Director, Cardiac Cell Therapy and Chief Operating Officer of the company’s MG Biotherapeutics unit. Mr. Hamermesh held several cardiovascular product marketing and business development positions at Genzyme, including Director, Cardiovascular Business Development and Marketing Manager, Genzyme Surgical Products. Previously, he was a strategy consultant at Monitor Company. Mr. Hamermesh received a B.A. from Amherst College and an M.B.A. from Harvard Business School.

Priscilla Harlan has served as our Vice President, Corporate Communications since July 2005. From 2000 to 2005, Ms. Harlan worked at Complete Healthcare Communications, Inc., a medical communications consultancy, where she was an Account Director for pharmaceutical clients. Previously, she served in senior investor relations positions at Feinstein Kean Healthcare, a communications consulting firm, where she designed and implemented strategic communications initiatives for emerging companies. Prior to that, she directed corporate communications and investor relations at Sepracor Inc. and one of its subsidiaries. Ms. Harlan received a B.A. in Biology and History from the University of North Carolina.

James F. Kronauge, Ph.D. has served as our Vice President of Process Development since August 2005. He joined the company in December 1999. He has been an active researcher in the field of radiology and nuclear medicine for the past 20 years and has published more than 50 research articles in a variety of peer-reviewed journals. He is inventor or co-inventor of six issued patents, including one for the use of Cardiolite, a perfusion imaging agent for the detection of cardiac ischemia. Prior to joining Molecular Insight, he was Assistant Professor of Radiology at Harvard Medical School and Associate Director of Radiopharmacy in the Joint Program in Nuclear Medicine at Brigham and Women’s Hospital, Boston, Massachusetts. His research efforts have focused on the development of diagnostic agents for measurement of tissue perfusion in cardiovascular disease, developing imaging agents for the detection of various cancers and monitoring multi-drug resistance in tumors. His experience includes synthetic organic and inorganic chemistry, elucidation of drug interactions by in vitro cell culture techniques and in vivo animal models, HPLC analysis, pharmacodynamics and metabolism studies, radiochemistry and pharmaceutical chemistry. He has been involved with the discovery and development of CardioGen (Bracco) and Mebrofennin (Bracco). Dr. Kronauge received a B.S. in Chemistry from the University of Cincinnati and a Ph.D. in Inorganic Chemistry from M.I.T. under the guidance of Professor Alan Davison.

James Wachholz has served as our Vice President, Regulatory Affairs and Quality Assurance since May 2005. He has over 20 years of experience in regulatory affairs and product development at biotechnology and pharmaceutical companies. From 2003 to May 2005, he worked at Accentia Biopharmaceuticals, where he served as Chief Regulatory Officer. From 1998 to 2003, Mr. Wachholz worked at Sepracor Inc., where he served as the Executive Director of Regulatory Affairs. Previously, Mr. Wachholz held regulatory and compliance positions at Hybridon, Inc., Searle Pharmaceuticals and Baxter International. Mr. Wachholz received a B.S. in Biochemistry from Northern Illinois University and an M.B.A. from DePaul University.

Daniel Frank has served as a member of our Board of Directors since 2004. Since 2001, he has worked at Cerberus Capital Management, L.P., a private investment firm. From 1999 to 2001, Mr. Frank served as a Managing Director and Portfolio Manager of ACI Capital Strategic Fund, a New York-based hedge fund, and prior to that he served as a portfolio manager for Chatterjee/Soros Fund Management. From 1979 to 1996, Mr. Frank was employed by Fidelity Management and Research (Fidelity Investments). While at Fidelity, Mr. Frank served as Assistant Portfolio Manager to Peter Lynch on the Magellan Fund and as Vice President and sole Portfolio Manager, for over a decade, of the Fidelity Strategic Opportunities/Special Situations Fund. In 1996, Mr. Frank was ranked by Barron’s magazine as one of the Top 100 U.S. Mutual Fund Managers. Mr. Frank served on the Board of Directors of i-STAT Corporation from 2001 until its sale to Abbott Laboratories in 2003. From 1986 until its sale in 1996, Mr. Frank was board member and largest stockholder of Corsearch, a New York-based trademark research firm that is now part of CCH-Wolters Klower Inc. Mr. Frank received a B.S. in Business Administration from Boston University School of Management.

Kim D. Lamon, M.D., Ph.D. has served as a member of our Board of Directors since 2004. He has more than 20 years of experience in the pharmaceutical, biotechnology and diagnostics industries. Dr. Lamon currently serves as the President of SciPharma Consulting, LLC. From September 2003 to 2006, Dr. Lamon served as the President, Research and Development and Chief Scientific Officer at Valeant Pharmaceuticals International. From January 2003 to August 2003, Dr. Lamon worked at Ribapharm, Inc. (which was acquired by Valeant Pharmaceuticals International in August 2003), where he served as the President and Chief Executive Officer. From 1999 to 2003, Dr. Lamon worked at SciPharma Consulting, LLC, a consulting company to the biotechnology, diagnostics and pharmaceutical industries, where he served as President. From 1996 to 1999, he worked at Covance Clinical and Periapproval Services, Inc., where he served as Corporate Senior Vice President and Group President. From 1994 to 1996, Dr. Lamon served as Executive Vice President and Chief Medical Officer at Corning Clinical Laboratories (now Quest Diagnostics, Inc.), as well as Senior Vice President of Science and Technology at Corning Life Sciences, Inc. From 1982 to 1994, he also served as Senior Vice President and Executive Medical Director for Rhone-Poulenc Rorer (now Sanofi-Aventis) and held other senior management positions in this company. Currently, Dr. Lamon serves on the Scientific Advisory Board of Valeant Pharmaceuticals International. Dr. Lamon received an M.D. and a Ph.D. from the Thomas Jefferson University School of Medicine, and a B.S. in Biology and Chemistry from Juniata College in Huntingdon, Pennsylvania. He is trained as an internist and pharmacologist.

David M. Stack has served as a member of our Board of Directors since 2006 and has more than 25 years of experience in the pharmaceutical and biotechnology industries. Mr. Stack has been Executive Partner of MPM Capital since 2005 and a Managing Partner of Stack Pharmaceutical, Inc. since 2004. From 2001 until 2004, he was President, Chief Executive Officer of The Medicines Company. Previously, Mr. Stack was President, General Manager at Innovex, Inc., where he held positions of increasing responsibility from 1995. He was Vice-President, Business Development/Marketing at Immunomedics from 1993 until 1995 and prior to that he was with Roche Laboratories in positions of increasing responsibility from 1981 until 1993, most recently as Director of Business Development and Planning, Infectious Disease, Oncology, and Virology. He currently serves as a Director of Bio-Imaging Technologies, Inc., Medsite, Inc., PepTx, Inc. and QRx Pharma, Pty. Ltd. Mr. Stack received a B.S. in Biology from Siena College and a B.S. in Pharmacy from Albany College of Pharmacy.

Harry Stylli, Ph.D. has served as a member of our Board of Directors since 2004. Dr. Stylli has been Chief Executive Officer of Sequenom since 2005. From 2004 until 2005, he was President and Chief Executive Officer of Xenecor. Dr. Stylli co-founded Aurora Biosciences in 1995, where he served as Senior Vice President of Screening Technology and New Ventures from 2001 to 2002 and as Senior Vice President of Commercial Development from 1999 to 2001. In 2001, following the merger between Aurora and Vertex Pharmaceuticals, Dr. Stylli served as President of Aurora Biosciences and Panvera. From 2002 to 2003, he served as President and Chief Executive Officer of CovX Pharmaceuticals. From 1987 to 1995, Dr. Stylli held varying positions of increasing responsibility in the global discovery organization of GlaxoSmithKline. He currently serves as a Director of Scitegic, a privately-held bioinformatics company. Dr. Stylli received a B.S. from the University of East London, an M.B.A from Open University in the United Kingdom and a Ph.D. from London University.

Andrew Jay, D.M.D. has served as a member of our Board of Directors since 2005 and plans to resign from our Board of Directors as of the listing of our common stock on the Nasdaq National Market. Since 2002 he has headed the Medical Solutions Fund at Siemens Venture Capital Inc. From 1994 to 2002, he was an analyst following the medical technology industry at Alex Brown and Wachovia Securities. Dr. Jay’s prior experience includes consulting for Arthur D. Little and operating his dental practice. Dr. Jay received a B.S. from Rensselaer Polytechnic Institute, a D.M.D. from the University of Pennsylvania and an M.B.A. from the Kellogg School at Northwestern.

Lionel Sterling has agreed to join our Board of Directors as of the listing of our common stock on the Nasdaq National Market. In 1987, Mr. Sterling founded Equity Resources Inc., a private investment firm, where he has served as President since 1987. He is currently a member of the Board of Directors of Third Wave Technologies. From 1988 to 1993, Mr. Sterling served as co-Founder and Managing Partner of Whitehead/Sterling, a private investment firm, and from 1981 to 1985, he served as Chairman of the Board of Rayovac Corporation. In addition, from 1981 to 1982, Mr. Sterling served as Executive Vice President and member of the Board of Directors of United Brands Company, and from 1974 to 1981, he was with American Can Company, where he served as a Chief Financial Officer and Sector Executive. He has also served as Vice President and a Managing Director of Donaldson, Lufkin & Jenrette, Inc.’s venture capital and private investment activities, as well as having held various operating and financial responsibilities at ITT Corporation within its technology and services divisions. Mr. Sterling has held a number of public and private Board positions and has served as an advisor to a number of venture capital and buyout firms, as well as being an investor in a number of privately-held companies. Mr. Sterling has been on the Board of Overseers of New York University Schools of Business and on the Board of Overseers of the Dartmouth Institute, and serves with a number of non-profit organizations. Mr. Sterling received a B.A. from Brooklyn College in New York and an M.B.A. in Finance from New York University.

Our Board of Directors currently consists of seven members and upon the closing of this offering, two newly created vacancies, which can be filled by the action of a majority of the directors then in office. Our Board of Directors has determined that, upon the closing of this offering, five of its members will be “independent directors” as defined under the rules of the Nasdaq Stock Market, Inc. and Rule 10A-3(b)(i) under the Securities Exchange Act of 1934. The independent members will consist of Messrs. Frank, Lamon, Stylli, Stack and nominee Sterling. Dr. Jay has agreed to resign from our Board of Directors as of the listing of our common stock on the Nasdaq National Market and Mr. Sterling has agreed to join our Board of Directors as of such time.

Effective upon the closing of this offering, our Board of Directors will divide into three classes that will serve staggered three-year terms:

•	Class I, whose initial term will expire at the annual meeting of stockholders to be held in 2007;

•	Class II, whose initial term will expire at the annual meeting of stockholders to be held in 2008; and

•	Class III, whose initial term will expire at the annual meeting of stockholders to be held in 2009.

Upon the closing of this offering, Class I will initially consist of Messrs. Lamon, Stylli and Stack; Class II will consist of Messrs. Frank and Sterling and Class III will consist of Messrs. Barlow and Babich. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will expire on such date shall serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a compensation committee, and a governance and nominating committee that will be constituted as of the completion of this offering:

Audit Committee.  The audit committee will perform the following functions, among others:

•	appointing and replacing our independent registered public accounting firm;

•	reviewing compliance with legal and regulatory requirements;

•	evaluating our audit and internal control functions;

•	review the proposed scope and results of the audit; and

•	review and pre-approve the independent registered public accounting firm’s audit and non-audit services rendered.

Upon the listing of our stock on Nasdaq, the audit committee will consist of three independent directors, Messrs. Sterling, Stylli and Stack. Each member of the audit committee is able to read and understand fundamental financial statements, including our balance sheet, income statement and cash flows statements. Our Board of Directors has determined that Mr. Sterling is an “audit committee financial expert” as that term is defined in Securities and Exchange Commission regulations. The Board of Directors has approved and adopted a written charter for the audit committee, and the chairperson of the audit committee will be selected following this offering.

Compensation Committee.  The compensation committee will perform the following functions, among others, as set forth in its committee charter, a copy of which will be available at our website at www.molecularinsight.com upon the effectiveness of this offering, including:

•	recommending and approving salaries, incentive compensation and equity-based plans for our executive officers and managers;

•	reviewing corporate goals and objectives relative to executive compensation;

•	evaluating our Chief Executive Officer’s performance in light of corporate objectives;

•	setting our Chief Executive Officer’s compensation based on the achievement of corporate objectives;

•	developing plans for Chief Executive Officer succession; and

•	preparing and issuing reports required under the committee charter.

Following this offering, the compensation committee will be comprised of Messrs. Frank, Sterling and Stack. The chairperson of the compensation committee will be Mr. Frank.

Governance and Nominating Committee.  The governance and nominating committee will perform the following functions, among others, as set forth in its committee charter:

•	developing criteria for director selection;

•	identifying and recommending to the full Board of Directors the director-nominees to stand for election at annual meetings of the stockholders;

•	recommending members of the Board of Directors to serve on the various committees of the Board of Directors;

•	evaluating and ensuring the independence of each member of each committee of the Board of Directors;

•	recommending to the Board of Directors our corporate governance principles; and

•	recommending to the Board of Directors a code of conduct for our directors, officers and employees.

The governance and nominating committee will be comprised of Messrs. Lamon, Frank and Sterling, and the chairperson of the governance and nominating committee will be Dr. Lamon. Prior to this offering, the activities of the governance and nominating committee were conducted by the full Board.

Scientific Advisory Board.  Our Board of Directors has established a group of respected scientists in the biochemistry, organic and inorganic chemistry, cardiology, radiation oncology, nuclear medicine and radiology fields to advise it on scientific, technical and commercialization issues. The scientific advisory board does not have any authority with respect to the governance of our company but provides advice on the scientific results and strategy of our products and research and development efforts. The advisors are currently William C. Eckelman, Ph.D., who serves as Chairman; Ronald L. Van Heertum, M.D.; Ross J. Baldessarini, M.D.; Peter Conti, M.D., Ph.D.; Alan Davison, Ph.D., F.R.S.; Duncan H. Hunter, Ph.D.; Alan P. Kozikowski, Ph.D.; Rob Mairs, Ph.D.; H. William Strauss, M.D.; Vladimir Torchilin, Ph.D.; John F. Valliant, Ph.D.; Barry Zarett, M.D.; and Jon A. Zubieta, Ph.D.

Compensation Committee Interlocks

No member of the Compensation Committee serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

Our executive compensation and benefit program aims to encourage our management team to continually pursue our strategic opportunities while effectively managing the risks and challenges inherent to a development stage pharmaceutical/biotechnology company. Specifically, we have created a compensation package that combines short and long-term components, cash and equity, and fixed and contingent payments, in the proportions we believe are most appropriate to incentivize and reward our senior management for achieving the following goals:

•	foster a highly creative, collegial and integrated team whose participants understand and share our business objectives and ethical and cultural values;

•	lead the Company by demonstrating forward thinking in the identification, development and commercialization of those product candidates, both internally developed and in-licensed, that fit most closely within our clinical targets;

•	control the multiple dimensions of our business, from research and development, through clinical trials, manufacturing, strategic alliances and all aspects of operations in order to maximize the value of each dollar deployed;

•	identify and satisfy our short and long-term financing requirements in a highly strategic and creative manner, and deploy available funds for maximum benefit to us and our stockholders; and

•	create a scientific organization capable of directing resources toward practical and commercially viable products, whether developed in-house or licensed from strategic partners.

Our executive compensation structure not only aims to be competitive in our industry, but also to be fair relative to compensation paid to other professionals within our organization, relative to our short and long-term performance and relative to the value we deliver to our stockholders. As we continually develop our compensation approach, we seek to implement an approach that rewards our executive officers when we achieve our goals and objectives, and generate returns consistent with other early stage pharmaceutical/biotechnology companies in our industry. At the same time, we align the risks of our key managers with the downside to our stockholders if such key managers’ decisions result in poor performance and our goals and objectives are not achieved. We seek to foster a performance-oriented culture, where individual performance is aligned with organizational objectives. We evaluate and reward our executive officers based on their contribution to the achievement of short and longer term goals and objectives; their willingness to challenge and improve existing policies and structures; and their capability to take advantage of unique opportunities and overcome difficult challenges within our business.

Role of Our Compensation Committee

Our Compensation Committee approves, administers and interprets our executive compensation and benefit policies, including our 2006 Equity Incentive Plan. Our Compensation Committee is appointed by our Board of Directors, and consists entirely of directors who are “outside directors” for purposes of Section 162(m) of the Internal Revenue Code and “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. Our Compensation Committee is comprised of Mr. Daniel Frank, Dr. Kim D. Lamon and Mr. David M. Stack, and is chaired by Mr. Frank. After our initial public offering, our Compensation Committee will consist of Messrs Frank, Stack and Lionel Sterling, and will be chaired by Mr. Frank.

Our Compensation Committee reviews and makes recommendations to our Board to ensure that our executive compensation and benefit program is consistent with our compensation philosophy and corporate governance guidelines and, subject to the approval of our Board, is responsible for establishing the executive compensation packages offered to our named executive officers. Our executives’ base salary, target annual bonus levels and target annual long-term incentive award values are set at competitive levels, with the opportunity to earn above-market pay for above-market performance as measured against our peer group of companies.

Our Compensation Committee has taken the following steps to ensure that our executive compensation and benefit program is consistent with both our compensation philosophy and our corporate governance guidelines:

•	engaged and directed W.T. Haigh & Company, Inc., as our independent executive compensation and benefits consultant, to assess the competitiveness of our overall executive compensation and benefits program, and provide a high level review of our 2006 Equity Incentive Plan;

•	with the assistance of W.T. Haigh & Company, Inc., developed appropriate executive compensation structures based on targeting a competitive level of pay as measured against our peer group (see discussion under “Compensation Discussion and Analysis — Competitive Market Review”);

•	maintained a practice of reviewing the performance and determining the total compensation earned, paid or awarded to our Chief Executive Officer independent of input from him;

•	reviewed on an annual basis the performance of our other named executive officers and other key employees with assistance from our Chief Executive Officer, and determined we believe to be appropriate total compensation based on competitive levels as measured against our peer group (see discussion under “Compensation Discussion and Analysis — Competitive Market Review”); and

•	maintained the practice of holding executive sessions (without management present) at every Compensation Committee meeting.

Executive Compensation Program

Components of our Compensation Program.

Our performance-driven compensation program consists of five components: base salary, annual cash bonuses, long-term incentives, benefits and severance/termination protection.

We utilize short term compensation, including base salary, annual adjustments to base salary and cash bonuses, to motivate and reward our key executives in accordance with our “Performance on Objectives” program. Our Compensation Committee has established this program to set and refine management objectives, and to measure performance against those objectives. We are in the process of implementing and systematizing our review process, with the objective of measuring and providing feedback on the following categories of individual performance:

•	delivery of results against our “Performance on Objectives” program;

•	achievement of objectives established during the prior review;

•	assessment of professional effectiveness, consisting of a portfolio of competencies that include leadership, commitment, creativity and team accomplishment; and

•	knowledge, skills and attitude, focusing on capabilities, capacity and willingness to learn.

We balance individual, business unit and company-wide goals and achievements. On an individual level, we set clearly defined goals for each member of our executive team, focusing on the categories mentioned above, with an emphasis on quantifiable and achievable goals. Our process is participatory, rather than dictatorial; we engage in a collaborative process with each executive to define his or her personal objectives, as well as those of the business unit for which the executive is responsible. Each executive participates in establishing the objectives of our company as a whole, and offers his or her views as to the goals of each other business unit, insofar as those goals impact the individual executive’s own organization and our company overall. Similarly, our executives are asked to provide feedback not only on their own performance and that of their particular business unit, but also of other business units and our entire organization. We see this process both as the optimal means of assembling accurate information regarding the expectation and realization of performance, as well as an integral part of our culture of collaborative, team-oriented management.

We evaluate each executive officer twice each year based on the achievement of Company goals and objectives, departmental or functional area goals and individual performance objectives. At the mid-year review, we review the performance objectives and the progress being made toward their achievement as well as the executive’s overall ongoing performance. At the end of the year, we review final results versus objectives and begin discussions regarding performance objectives for the next fiscal year. Incentive compensation, based on the achievement of goals and objectives, may be awarded in the form of an annual performance bonus and equity-based awards. Our annual performance awards are used to reward the achievement of annual objectives and our equity-based awards are used to align the interests of our senior executives with those of our stockholders and to promote a longer term performance perspective and progress toward achieving our long-term strategy.

Our senior executives’ total compensation may vary significantly year to year based on Company, functional area and individual performance. Further, the value of equity awards made to our senior executives will vary in value based on our stock price performance.

Short-term Compensation.  Our short-term compensation program consists of base salary and cash bonuses. Base salary will typically be used to recognize the experience, skills, knowledge and responsibilities required of each executive officer, as well as competitive market conditions. In establishing the 2006 base salaries of the named executive officers, our Compensation Committee and management took into account a number of factors, including the executive’s seniority, position and functional role, level of responsibility and, to the extent such individual was employed by us for at least the prior six months, his or her accomplishments against personal and group objectives. For newly hired personnel, we considered the base salary of the individual at his or her prior employment and any unique personal circumstances that motivated the executive to leave that prior position and join our Company. In addition, we considered the competitive market for corresponding positions within comparable geographic areas and industries. Base salaries for our senior executives are generally positioned between the 50th -60th percentiles versus our peer group.

The base salary of our named executive group is reviewed on an annual basis and adjustments are made to reflect performance-based factors, as well as competitive conditions. Increases are considered within the context of our overall annual merit increase budget before more specific individual and market competitive factors are considered. We do not apply specific formulas to determine increases. Generally, executive salaries are adjusted effective January 1 of each year.

Annual performance bonuses for our officers are based on the achievement of Company annual goals and objectives, departmental or functional area goals, as well as individual performance objectives. Awards under the program are based on a thorough quantitative and qualitative review of all the facts and circumstances related to Company, department/function and individual performance when determining each individual’s annual bonus. An individual may receive an award from zero to 150% of his or her target bonus based on the review of results. For 2005 and 2006, the target bonuses for Messrs. Barlow, Babich and McCray are 50% of base salary rate and the target bonuses for Messrs. Borys and Gallahue are 30% of base salary rate. In 2006, cash bonuses paid to Messrs. Barlow, Babich, McCray, Borys and Gallahue for their 2005 performance were $198,000, $180,000, $126,000, $56,000 and $34,000, respectively, representing 118%, 118%, 118%, 77% and 100% of their 2005 target bonus amounts, respectively. These cash bonus amounts represented 37%, 37%, 37%, 19% and 23%, respectively of their total compensation in 2005.

For the 2005 performance measurement year, bonuses were paid out in two installments during 2006, subject to continued employment. In 2006, bonus payouts were also tied to our cash position: accordingly, only one-half of the bonus was paid in May 2006, and the remaining one-half was deferred until November 2006, when our convertible debt financing was completed. Bonuses of less than $50,000 were paid in a single installment in May 2006. In the future, bonuses are expected to be paid in a single installment during the month of February of the year following the measurement year.

Long-term Compensation.  At present, our long-term compensation consists solely of stock options. Our option grants are designed to align management’s performance objectives with the interests of our stockholders. Our Compensation Committee grants options to key executives in order to enable them to participate in the long term appreciation of our stockholder value, while personally feeling the impact of any business setbacks, whether Company-specific or industry based. Additionally, stock options provide a means of ensuring the retention of key executives, inasmuch as they are in almost all cases subject to vesting over an extended period of time.

In general, stock options are granted periodically, and are subject to vesting based on the executive’s continued employment. Most options vest in four annual installments on the first four anniversaries of the date of the grant. A portion of options granted have an accelerated vesting feature upon reaching defined milestones.

The initial option grant made to each executive upon joining the Company is primarily based on competitive conditions applicable to the executive’s specific position. In addition, the Compensation Committee considers the number of options owned by other executives in comparable positions within our Company and has established stock option targets for specified categories of executives. We believe this strategy is consistent with the approach of other development stage companies in our industry and, in our Compensation Committee’s view, is appropriate for aligning the interests of our executives with those of our stockholders over the long term.

We use a number of methodologies to make external comparisons when we set the number of options to be granted to each executive. On an individual basis, we compare:

•	the fair value of the grant using a Black-Scholes valuation for equity awards that is consistent with SFAS 123(R);

•	the number of option shares granted by position; and

•	the number of option shares granted by position as a percentage of total option shares granted and of total common shares outstanding.

On a total Company basis, when it is appropriate, we plan to analyze:

•	total annual run rates;

•	total value transfer;

•	total stock options granted on average per employee; and

•	equity overhang.

We believe these comparisons provide important additional context for comparing the competitive level of our equity based compensation practices versus the market.

Ultimately, awards to senior executives are driven by their sustained performance over time, their ability to impact our results that drive stockholder value, their organization level, their potential to take on roles of increasing responsibility in our Company, and competitive equity award levels for similar positions and organization levels in our peer companies. Equity awards are not granted automatically to our executives on an annual basis. Further, we expect our senior executives to hold a significant portion of their stock for the longer term.

During 2006, our Board granted stock options based upon the recommendations of our Compensation Committee. These grants were generally made during regularly scheduled Board meetings. The exercise price of options was determined by our Board after taking into account a wide variety of factors, including the pricing of our most recently completed equity financing; the status of our various research and development activities and clinical trials; the quality and growth of our management team; and specific and general market comparables within our industry (a more detailed discussion of these factors is available under “Management Discussion and Analysis”). In addition, the Board took into account the valuation opinion of our outside consultant, who provided valuations of our common stock at the end of each calendar quarter. Subsequent to our initial public offering, our Board intends to grant options at its regularly scheduled Board meetings. These options will be priced, and be deemed granted as of, the first Tuesday after we release our financial results for the preceding fiscal quarter or fiscal year, with the option price being equal to the closing trading price of our stock on that day. This will ensure that the exercise price of our options will not be influenced by non-public information.

Benefits.  We provide the following benefits to our senior executives generally on the same basis as the benefits provided to all employees:

•	Health and dental insurance;

•	Life insurance;

•	Short-and long-term disability; and

•	401(k) plan.

These benefits are consistent with those offered by other companies and specifically with those companies with which we compete for employees. A detailed description of these benefits appears elsewhere in this prospectus. In lieu of using our health insurance plan, Mr. Barlow receives reimbursement described in further detail in the Summary Compensation Table below.

Severance Compensation & Termination Protection.  We have entered into employment agreements with our executive officers, including our Chief Executive Officer and all other named executive officers. These agreements are described in more detail elsewhere in the prospectus, including the section titled “Executive Employment Agreements”. These agreements provide for severance compensation to be paid if the executives are terminated under certain conditions, such as a change in control of the Company or a termination without cause by us, each as is defined in the agreements.

The employment agreements between our Company and our senior executives and the related severance compensation provisions are designed to meet the following objectives:

•	Change in Control: As part of our normal course of business, we engage in discussions with other biotechnology and pharmaceutical companies about possible collaborations, licensing and/or other ways in which the companies may work together to further our respective long-term objectives. In addition, many larger, established pharmaceutical companies consider companies at similar stages of development to ours as potential acquisition targets. In certain scenarios, the potential for merger or being acquired may be in the best interests of our stockholders. We provide a component of severance compensation (i.e. the acceleration of vesting for any options not yet vested) if an executive is terminated as a result of a change of control transaction to promote the ability of our senior executives to act in the best interests of our stockholders even though they could be terminated as a result of the transaction.

•	Termination Without Cause: If we terminate the employment of a senior executive “without cause” or the executive resigns for “good reason”, each as defined in the applicable agreement, we are obligated to continue to pay the base salary for a one year period beginning six months after the executive’s termination. We believe this is appropriate because the terminated executive is bound by confidentiality and non-compete provisions covering one year after termination and because we and the executive have a mutually agreed to severance package that is in place prior to any termination event. This provides us with more flexibility to make a change in senior management if such a change is in our and our stockholders’ best interests.

These arrangements and potential post-employment termination compensation payments are described in more detail in the section entitled “Executive Employment Agreements” below.

Assessment of 2006 Performance Results Versus Our Objectives

Our business strategy, as detailed elsewhere in this prospectus, is to become a leader in the discovery, development and commercialization of innovative and targeted radio therapeutics and molecular imaging pharmaceuticals. We intend to build our product portfolio in each of these areas through our internal research efforts, our use of proprietary technologies and our acquisition or in-licensing of complimentary products and technologies. In order to enable these strategic initiatives to continue, we must continue to focus on effective financing strategies, which involve additional capital through the issuance of equity and debt instruments. We must also focus on continually strengthening our management and scientific teams, in order to provide the human resources necessary to carry out our business objectives.

In 2005 and 2006, we made significant progress in all aspects of our strategic plan. During the first half of 2005, we completed the Phase 2a clinical trials for Zemiva, we closed our Series C Preferred Stock financing, and we continued to add to our management team and Board of Directors, including the hiring of our Vice President of Commercial and Business Development and our Chief Regulatory Officer. In the second half of 2005, we achieved additional strategic milestones with the completion of a Phase 2b clinical trial for Zemiva and as the collection of important data produced by those trials. We also continued to supplement our key management team with the hiring of our Vice President of Corporate Communications, our Chief Financial Officer and our Vice President of Research. Moreover, we submitted an application for Orphan Drug and Fast Track designation for Azedra. On the financial side, in November 2005 we filed our initial registration statement on Form S-1.

In 2006, we continued to make significant progress in our product development efforts: we completed initial recruitment for our Zemiva Phase 2 Normals clinical study; we initiated our Azedra Phase 1 dosimetry study, and later in 2006 received dosimetry data for Azedra; we in-licensed Onalta; and we identified the lead molecules for our PSMA product candidate. The significance of these developments on our business are discussed in “Business” section in this prospectus. We also completed our convertible note financing, which provided us with the required funds in the short term for continued operations, and we extended the maturity date of our senior term loan. These developments reflected the efforts of our management team and were taken into account by our Compensation Committee in awarding performance-based bonuses to our named executive officers.

Compensation Actions for Our Chief Executive Officer and Our Other Named Executive Officers.

Compensation actions for 2006 and 2007 reflect our management’s and our Compensation Committee’s assessments of performance relative to Company goals and objectives, departmental or functional area goals and individual performance objectives and comparisons against market benchmarks described earlier in this discussion.

David S. Barlow, our Chief Executive Officer, makes recommendations to our Compensation Committee as to individual compensation actions for the senior executives included within the named executive officers. Using the same criteria outlined above, our Compensation Committee works directly with its independent compensation consultant to determine the compensation recommendations that our Compensation Committee makes to our Board of Directors regarding specific compensation actions for Mr. Barlow and our other named executive officers.

Our compensation actions for our Chief Executive Officer and our other named executive officers are summarized as follows:

David S. Barlow — Chairman and Chief Executive Officer

As Chief Executive Officer, Mr. Barlow has overall responsibility for the execution of our annual and long-term plans consistent with our strategy. Under Mr. Barlow’s leadership, we made significant progress in 2005 and 2006 toward those goals. Specifically, Mr. Barlow continued to focus management on building our portfolio of product candidates and continuously prioritizing resources among existing product candidates in order to maximize short and long-term returns given our limited resources. Mr. Barlow also led our efforts to continue to raise necessary funds for ongoing operations and oversaw negotiations with our investors relating to financing terms. Our Compensation Committee also recognized Mr. Barlow’s significant contributions in defining and maintaining our corporate culture and collegial, inclusive team-building processes.

Compensation Actions for 2006

•	Base Salary: In February 2006, our Compensation Committee set Mr. Barlow’s 2006 base salary at $400,000, to be effective upon consummation of a financing event, which occurred in September. This base salary represents a 21% increase from the prior year’s salary of $330,000. This increase was awarded by our Compensation Committee to recognize Mr. Barlow’s accomplishments in 2005 and the low relative position of his 2005 base salary versus market benchmarks. As a result of this increase, Mr. Barlow’s blended base salary for fiscal year 2006 was $353,333.

•	Annual Performance Bonus: Our Compensation Committee has not determined Mr. Barlow’s annual performance bonus related to 2006 performance as of this amendment to our prospectus.

•	Equity Compensation: In May 2006, our Compensation Committee granted Mr. Barlow 133,333 stock options with an exercise price of $4.80. This was the fair market value on the date of grant. The options vest in four equal annual installments on the first four anniversaries of the date of grant.

Compensation Actions for 2007

•	As of the date of this filing, no compensation actions for 2007 have been taken.

John W. Babich, Ph.D. — President and Chief Scientific Officer

Compensation Actions for 2006

•	Base Salary: In February 2006, our Compensation Committee set Mr. Babich’s 2006 base salary at $325,000, to be effective upon consummation of a financing event, which occurred in September. This base salary represents an 8% increase from the prior year’s salary of $300,000. This increase was awarded by our Compensation Committee to recognize Mr. Babich’s accomplishments in 2005. As a result of this increase, Mr. Babich’s blended base salary for fiscal year 2006 was $308,333.

•	Annual Performance Bonus: Our Compensation Committee has not determined Mr. Babich’s annual performance bonus related to 2006 performance as of this amendment to our prospectus.

•	Equity Compensation: In May 2006, our Compensation Committee granted Mr. Babich 83,333 stock options with an exercise price of $4.80. This was the fair market value on the date of grant. The options vest in four equal installments on the first four anniversaries of the date of grant.

Compensation Actions for 2007

As of the date of this filing, no compensation actions for 2007 have been taken.

John E. McCray — Chief Operating Officer

Compensation Actions for 2006

•	Base Salary: In February 2006, our Compensation Committee set Mr. McCray’s 2006 base salary at $275,000, to be effective upon consummation of a financing event, which occurred in September. This base salary represents a 31% increase from the prior year’s salary of $210,000. This increase was awarded by our Compensation Committee to recognize Mr. McCray’s accomplishments in 2005 and the low relative position of his 2005 base salary versus market benchmarks. As a result of this increase, Mr. McCray’s blended base salary for fiscal year 2006 was $231,667.

•	Annual Performance Bonus: Our Compensation Committee has not determined Mr. McCray’s annual performance bonus related to 2006 performance as of this amendment to our prospectus.

•	Equity Compensation: In May 2006, our Compensation Committee granted Mr. McCray 58,333 stock options with an exercise price of $4.80. This was the fair market value on the date of grant. The options vest in four equal installments on the first four anniversaries of the date of grant.

Compensation Actions for 2007

As of the date of this filing, no compensation actions for 2007 have been taken.

Nicholas Borys, M.D. — Chief Medical Officer

Compensation Actions for 2006

•	Base Salary: In February 2006, our Compensation Committee set Dr. Borys’ 2006 base salary at $280,000 to be effective upon consummation of a financing event, which occurred in September. This base salary represents a 12% increase from the prior year’s salary of $250,000. This increase was awarded by our Compensation Committee to recognize Dr. Borys’ accomplishments in 2005. As a result of this increase, Mr. Borys’ blended base salary for fiscal year 2006 was $260,000.

•	Annual Performance Bonus: Our Compensation Committee has not determined Dr. Borys’ annual performance bonus related to 2006 performance as of this amendment to our prospectus.

•	Equity Compensation: Dr. Borys did not receive a stock option grant in 2006.

Compensation Actions for 2007

As of the date of this filing, no compensation actions for 2007 have been taken.

Bob Gallahue — Chief Financial Officer

Compensation Actions for 2006

•	Base Salary: In February 2006, our Compensation Committee set Mr. Gallahue’s 2006 base salary at $235,000 to be effective upon consummation of a financing event, which occurred in September. This base salary represents a 4.4% increase from the prior year’s salary of $225,000. This increase was awarded by our Compensation Committee to recognize

Mr. Gallahue’s accomplishments in 2005. As a result of this increase, Mr. Gallahue’s blended base salary for fiscal year 2006 was $228,333.

•	Annual Performance Bonus: Our Compensation Committee has not determined Mr. Gallahue’s annual performance bonus related to 2006 performance as of this amendment to our prospectus.

•	Equity Compensation: Mr. Gallahue did not receive a stock option grant in 2006.

Compensation Actions for 2007

As of the date of this filing, no compensation actions for 2007 have been taken.

Competitive Market Review

Our market for experienced management is highly competitive. We aim to attract and retain the most highly qualified executives to manage each of our business functions. In doing so, we aim to draw upon a pool of talent that is highly sought after by both large and established pharmaceutical and biotechnology companies in our geographic area and by other development stage life science companies. We draw upon a market that is national, and in some cases international, in scope: executives are recruited from the East Coast for West Coast positions and visa versa; international pharmaceutical companies seek to draw talent from growing biotech companies and we recruit from the pharmaceutical industry. The competition for research scientists is also intense, both among the for-profit sector, including large pharmaceutical and smaller biotechnology companies, and the non-profit sector, including universities and research institutions.

We believe we have competitive advantages in our ability to offer significant upside potential through stock options and other equity instruments. Nonetheless, we must recognize market cash compensation levels and satisfy the day to day financial requirements of our candidates through competitive base salaries and cash bonuses. We also compete on the basis of our vision of future success; our culture and company values; the cohesiveness and productivity of our teams; and the excellence of our scientists and management personnel. In all of these areas, we compete with other emerging life sciences companies. In order to succeed in attracting “best of breed” executives, we continuously draw upon surveys presented by W.T. Haigh & Company, Inc., our compensation consultants, as well as other nationally recognized surveys. Our management and Compensation Committee review data that analyzes various cross-sections of our industry, from biotech, diagnostics, therapeutics and medical devices, as well as relevant geographical areas ranging from the San Diego biotech community to the Boston and Cambridge area.

Market Benchmarks:  How We Define Market and How We Use Market Compensation Data. In both 2005 and 2006, the Compensation Committee’s independent compensation consultant conducted an Executive Total Compensation Review that compares our Company’s executive total compensation programs and levels to those in the market. Our consultant works directly with the Compensation Committee and management to interpret results, make certain specific and general recommendations and assist in the determination of next steps.

Defining the Market.  For 2006, we used three market references to compare our executive total compensation practices and levels to those in the market:

•	Select National Peer Group — 20 national biotechnology, diagnostic and medical device companies at a similar stage of development as us with similar headcount, projected market capitalization post-IPO, and in certain cases, similar therapeutic targets.

•	Select Boston/Cambridge Life Science Companies — 17 companies in the greater Boston, Massachusetts region with whom we compete for talent with similar scope characteristics as the Select National Peer Group.

•	Radford Biotechnology Executive Compensation Report by Aon Consulting: A national survey of executive compensation levels and practices that covers approximately 1300 positions in 550 organizations.

Determining Market Levels and Specific Comparisons.  We compare our practices and levels by each compensation component, by total annual direct compensation (including target annual incentive opportunity) and by total direct compensation including equity compensation components. The competitive comparisons made in this process are used to determine our approximate position relative to the appropriate market benchmark by compensation component and in total.

Total Compensation

We intend to continue our strategy of compensating our named executive officers at competitive levels, with the opportunity to earn above-market pay for above-market performance, through programs that emphasize performance-based incentive compensation in the form of cash and equity. To that end, total executive compensation is structured to ensure that, due to the nature of our business, there is an equal focus on our financial performance and stockholder return. For 2006, the total compensation paid to the named executive officers generally is expected to fall between 50th and 60th percentile of total compensation paid to executives holding equivalent positions in our peer group of companies. We believe that this position was consistent with our financial performance, the individual performance of each of our named executive officers and stockholder return. We also believe that the total compensation was reasonable in the aggregate. Further, in light of our compensation philosophy, we believe that the total compensation package for our executives should continue to consist of base salary, annual cash incentive awards (bonus), long-term equity-based incentive compensation, and certain other benefits.

The competitive posture of our total annual direct compensation versus the market benchmarks will vary year to year based on Company, department/functional area and individual performance, as well as the performance of the peer group companies and their respective level of annual performance bonus awards made to their executives with which we compare. We believe our target total annual direct compensation is generally positioned at approximately 50th to 60th percentile. We have not determined annual bonus awards for 2006.

Evolution of our Compensation Strategy

Our compensation strategy is necessarily tied to our stage of development. Accordingly, the specific direction, emphasis and components of our executive compensation program continue to evolve in parallel with the evolution of our business strategy. For example, we expect that once we become a public company, with more predictable financial resources, our executive compensation program’s emphasis on stock options will diminish somewhat in favor of long-term cash payouts. Similarly, our goals will be modified to incorporate various requirements expected of a public company, such as strict compliance with the requirements of the Sarbanes Oxley Act and the effectiveness of our stockholder communications. Our Compensation Discussion and Analysis will, in the future, reflect these evolutionary changes.

Executive Compensation

Set forth below is information regarding compensation earned by or paid or awarded to the following of our executive officers during the year ended December 31, 2006: (i) David S. Barlow, our Chairman of the Board of Directors and Chief Executive Officer; (ii) John W. Babich, Ph.D., our President and Chief Scientific Officer; (iii) John E. McCray, our Chief Operating Officer; (iv) Nicholas Borys, M.D., our Chief Medical Officer; and (v) Bob Gallahue, our Chief Financial Officer. Messrs. Barlow, Babich, McCray, Borys and Gallahue represent our five most highly- compensated executive officers whose total compensation exceeded $100,000. The identification of such named executive officers is determined based on the individual’s total compensation for the year ended December 31, 2006, as reported below in the Summary Compensation Table.

SUMMARY COMPENSATION TABLE

The following table sets forth for our named executive officers: (i) the dollar value of base salary earned during 2006; (ii) the dollar value of cash bonuses paid in 2006 for services and performances rendered in 2005 under our performance bonus plan; (iii) all other compensation for 2006; and (iv) the dollar value of total compensation for 2006.

						Non-Equity
				Stock	Option	Incentive Plan	All Other
		Salary	Bonus	Awards	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($) (1)	($)	($)

David S. Barlow	2006	$353,333	—	$823,632	$66,778(2)	—	$12,582(3)	$1,256,325
Chairman of the Board of Directors & Chief Executive Officer
John W. Babich, Ph.D.	2006	308,333	—	—	41,736(2)	—	—	350,069
President & Chief Scientific Officer
John E. McCray	2006	231,667	—	—	29,216(2)	—	—	260,883
Chief Operating Officer
Nicholas Borys, MD	2006	260,000	—	—	—	—	—	260,000
Chief Medical Officer
Bob Gallahue	2006	228,333	—	—	—	—	—	228,333
Chief Financial Officer

(1)	We have not determined the amounts of the bonuses that we will pay to our named executive officers for 2006 performance. We expect to determine those amounts on or before March 31, 2007 and intend to file a current report on Form 8-K with this information when those amounts are determined.

(2)	Total stock compensation expense for 2006 as determined under SFAS 123(R) recorded using the modified prospective method for awards unvested as of January 1, 2006 and granted after November 8, 2005.

(3)	Our practice is to cover 75% of the employee’s cost of our health insurance plan. In lieu of using our health insurance plan, Mr. Barlow obtains his own health insurance plan elsewhere and is reimbursed 75% of his cost.

GRANTS OF PLAN-BASED AWARDS

We maintain our executive officer performance bonus program and 1997 Stock Option Plan pursuant to which grants may be made to our named executive officers. The following table sets forth information regarding all such incentive plan awards that were made to the named executive officers in 2006.

					All Other	All Other
					Stock	Option
					Awards:	Awards:	Exercise	Grant Date
		Estimated Future Payouts			Number of	No. of	or Base	Fair Value
		Under Non-Equity Incentive Plan			Shares of	Securities	Price of	of Stock
		Awards			Stock or	Underlying	Option	and Option
	Grant	Threshold	Target	Maximum	Units	Options	Awards	Awards
Name	Date	($)	($)	($)	(#)	(#)	($/Sh)	($) (1)

Mr. Barlow	2/2/2006	$—	$200,000	$300,000	—	—	$—	$—
	5/9/2006	—	—	—	—	133,333	4.80	413,120
Mr. Babich	2/2/2006	—	163,000	244,000		—	—	—
	5/9/2006	—	—	—	—	83,000	4.80	258,200
Mr. McCray	2/2/2006	—	138,000	206,000	—	—	—	—
	5/9/2006	—	—	—	—	58,333	4.80	180,740
Mr. Borys	2/2/2006	—	84,000	126,000	—	—	—	—
Mr. Gallahue	2/2/2006	—	71,000	106,000	—	—	—	—

(1)	Total stock compensation as determined under SFAS 123(R). Amounts are amortized over the requisite service period of each award.

OUTSTANDING EQUITY AWARDS AT YEAR-END

The following table sets forth information on outstanding option and stock awards held by the named executive officers as of December 31, 2006, including the number of shares underlying both exercisable and unexercisable portions of each stock option as well as the exercise price and expiration date of each outstanding option.

	Option Awards					Stock Awards
									Equity
								Equity	Incentive
			Equity					Incentive	Plan Awards:
			Incentive					Plan Awards:	Market or
			Plan Awards:				Market	No. of	Payout Value
			No. of			No. of	Value of	Unearned	of Unearned
			Securities			Shares or	Shares or	Shares, Units	Shares, Units
			Underlying			Units of	Units of	or Other	or Other
	No. of Securities Underlying		Unexercised	Option		Stock	Stock That	Rights That	Rights That
	Unexercised Options		Unearned	Exercise	Option	That Have	Have Not	Have Not	Have Not
	(#)	(#)	Options	Price	Expiration	Not Vested	Vested	Vested	Vested
	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)	(#)	($)

Mr. Barlow	—	—	—	$—	—	27,375	$325,763	—	$—
	10,416	72,917	—	1.20	2/18/2015	—	—	—	—
	—	133,333	—	4.80	5/9/2016	—	—	—	—
Mr. Babich	123,200		—	0.60	2/15/2009	—	—	—	—
	66,667		—	0.60	3/15/2010	—	—	—	—
	272,347	31,954	—	0.60	4/8/2013	—	—	—	—
	10,416	72,917	—	1.20	2/18/2015	—	—	—	—
	—	83,333	—	4.80	5/9/2016	—	—	—	—
Mr. McCray	—	21,048	—	0.60	2/17/2015	—	—	—	—
	—	40,833	—	1.20	2/18/2015	—	—	—	—
	—	58,333	—	4.80	5/9/2016	—	—	—	—
Mr. Borys	25,833	24,166	—	0.60	5/13/2014	—	—	—	—
	8,333	25,000	—	3.00	7/1/2015	—	—	—	—
Mr. Gallahue	36,458	109,375	—	3.00	7/1/2015	—	—	—	—

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding each exercise of stock options and vesting of restricted stock during 2006 for each of the named executive officers on an aggregated basis:

Number of
	Shares	Value	Number of	Value
	Acquired on	Realized on	Shares Acquired	Realized on
	Exercise	Exercise	on Vesting	Exercise
Name	(#)	($)	(#)	($)

Mr. Barlow	—	$—	109,500	$668,498
Mr. Babich	—	—	—	—
Mr. McCray	47,926	467,093	—	—
Mr. Borys	—	—	—	—
Mr. Gallahue	—	—	—	—

Executive Employment Agreements

David S. Barlow.  On February 7, 2003, we entered into an employment agreement with David S. Barlow, Chairman of our Board of Directors and our Chief Executive Officer. Either we or Mr. Barlow may terminate the employment agreement at any time, with or without cause. However, if we terminate Mr. Barlow’s employment without cause or he voluntarily resigns for good reason, then he will be entitled to severance compensation of one year’s base salary for the 12-month period beginning six months following the date of termination and continuation of any benefits, including health insurance, for the 12-month period. We estimate the severance payments and benefits upon such termination to be in the aggregate amount of $413,576. For purposes of the agreement, good reason means the reduction of Mr. Barlow’s salary or insurance benefits without his consent, a significant change in Mr. Barlow’s title, responsibilities and/or duties which constitutes a demotion or the relocation of his principal place of employment by more than 50 miles. Mr. Barlow received a base salary of $330,000 for the year 2005. The agreement further provides that during the time of his employment and ending one year from the termination of the agreement, he may not solicit customers and will not engage in or own any business that is competitive with us. In connection with his employment, Mr. Barlow was issued an option to purchase 547,500 shares of restricted common stock for a purchase price of $0.60 per share. Mr. Barlow immediately exercised the option and purchased the common shares pursuant to a stock restriction agreement. The shares were paid for with a cash payment of $32,850 and a non-interest bearing promissory note in the amount of $295,650. On November 4, 2005, Mr. Barlow repaid this loan in full. The shares of restricted stock vest over a four-year period, with 20% vested on the date of purchase and 5% vesting with the close of each three-month period thereafter while Mr. Barlow remains employed by us. Under the agreement, Mr. Barlow is entitled to piggy-back registration rights for the vested shares, which he has waived for this offering. See the section captioned “Description of Capital Stock — Registration Rights” for a description of these rights. Mr. Barlow was granted options on February 18, 2005 and May 9, 2006 to purchase 83,333 and 133,333 shares respectively of common stock at a purchase price of $1.20 and $4.80 per share respectively. A portion of the options vest in four equal annual installments on the first four anniversaries of the date of grant and a portion has an accelerated vesting feature upon reaching defined milestones. If these milestones are not obtained this portion vests at the end of four years. The vesting provisions accelerate so that all of these options are vested upon the closing of a sale of the Company (i.e., a change of control transaction).

John Babich.  On January 1, 2003, we entered into an employment agreement with John Babich, our President and Chief Scientific Officer. Either we or Mr. Babich may terminate the employment agreement at any time, with or without cause. However, if we terminate Mr. Babich’s employment without cause or he voluntarily resigns for good reason, then he will be entitled to severance compensation of one year’s base salary for the 12-month period beginning six months following the date of termination and continuation of any benefits, including health insurance, for the 12-month period. We estimate the severance payments and benefits upon such termination to be in the aggregate amount of $333,941. For purposes of the agreement, good reason means the reduction of Mr. Babich’s salary or insurance benefits without his consent, a significant change in Mr. Babich’s title, responsibilities and/or duties which constitutes a demotion or the relocation of his principal place of employment by more than 50 miles. Mr. Babich received a base salary of $300,000 for the year 2005. The agreement further provides that during the time of his employment and ending one year from the termination of the agreement, he may not solicit customers and will not engage in or own any business that is competitive with us. In connection with his employment, Mr. Babich was granted incentive stock options to purchase up to 304,300 shares of our common stock at an exercise price of $0.60 per share. These options vest over a four-year period with 20% vested on the date of purchase and 5% vesting with the close of each three-month period thereafter while Mr. Babich remains employed by us. Under the agreement, Mr. Babich is entitled to piggy-back registration rights for the shares issued upon exercise of these options and for his additional stock, which rights he has waived for this offering. See the section captioned “Description of Capital Stock — Registration Rights” for a description of these rights. We granted Mr. Babich options to purchase 83,333 and 83,333 shares of common stock at a purchase price of $1.20 and $4.80, respectively per share. The options were granted as of February 18, 2005 and May 9, 2006 and a portion vests in four equal annual installments on the first four anniversaries of the date of grant and a portion has an accelerated vesting feature upon reaching defined milestones. If these milestones are not obtained this portion vests at the end of four years. The vesting provisions accelerate so that all of these options are vested upon the closing of a sale of the Company (i.e., a change of control transaction).

John McCray.  On March 3, 2003, we entered into an employment agreement with John McCray, our Chief Operating Officer. Either we or Mr. McCray may terminate the employment agreement at any time, with or without cause. However, if we terminate Mr. McCray’s employment without cause or he voluntarily resigns for good reason, then he will be entitled to severance compensation of one year’s base salary for the 12-month period beginning six months following the date of termination and continuation of any benefits, including health insurance, for the 12-month period. We estimate the severance payments and benefits upon such termination to be in the aggregate amount of $280,998. For purposes of the agreement, good reason means the reduction of Mr. McCray’s salary or insurance benefits without his consent, a significant change in Mr. McCray’s title, responsibilities and/or duties which constitutes a demotion or the relocation of his principal place of employment by more than 50 miles. Mr. McCray received a base salary of $210,000 for the year 2005. The agreement further provides that during the time of his employment and ending one year from the termination of the agreement, he may not solicit customers and will not engage in or own any business that is competitive with us. In connection with his employment, Mr. McCray was granted incentive stock options to purchase up to 210,470 shares of our common stock at an exercise price of $0.60 per share. These options vest over a four-year period with 20% vested on the date of purchase and 5% vesting with the close of each three-month period thereafter while Mr. McCray remains employed by us. Under the agreement, Mr. McCray is entitled to piggy-back registration rights for the shares issued upon exercise of these options and for his additional stock, which rights he has waived for this offering. See the section captioned “Description of Capital Stock — Registration Rights” for a description of these rights. We granted Mr. McCray options to purchase 46,666 and 58,333 shares of common stock at a purchase price of $1.20 and $4.80, respectively per share. The options were granted as of February 18, 2005 and May 9, 2006, respectively. A portion vests in four equal annual installments on the first four anniversaries of the date of grant and a portion has an accelerated vesting feature upon reaching defined milestones. If these milestones are not obtained this portion vests at the end of four years. The vesting provisions accelerate so that all of these options are vested upon the closing of a sale of the Company (i.e., a change of control transaction).

Nicholas Borys.  On May 1, 2004, we entered into an employment agreement with Nicholas Borys, our Chief Medical Officer. Either we or Mr. Borys may terminate the employment agreement at any time, with or without cause. However, if we terminate Mr. Borys’ employment without cause or he voluntarily resigns for good reason, then he will be entitled to severance compensation of one year’s base salary for the 12-month period beginning six months following the date of termination and continuation of any benefits, including health insurance, for the 12-month period. We estimate the severance payments and benefits upon such termination to be in the aggregate amount of $288,941. For purposes of the agreement, good reason means the reduction of Mr. Borys’ salary or insurance benefits without his consent, a significant change in Mr. Borys’ title, responsibilities and/or duties which constitutes a demotion or the relocation of his principal place of employment by more than 50 miles. Mr. Borys received a base salary of $250,000 for the year 2005. The agreement further provides that during the time of his employment and ending one year from the termination of the agreement, he may not solicit customers and will not engage in or own any business that is competitive with us. In connection with his employment, Mr. Borys was granted incentive stock options to purchase up to 41,667 shares of our common stock at an exercise price of $0.60 per share. These options vest over a four-year period with 25% vesting on each anniversary of Mr. Borys’ date of hire as long as Mr. Borys is employed by us. Additionally, Mr. Borys received an additional option to purchase 16,667 shares of common stock for certain performance objectives which were met. Under the agreement, Mr. Borys is entitled to piggy-back registration rights for the shares issued upon exercise of these options and for his additional stock, which rights he has waived for this offering. See the section captioned “Description of Capital Stock — Registration Rights” for a description of these rights. We granted Mr. Borys an option to purchase 33,333 shares of our common stock at an exercise price of $3.00 per share. The option was granted as of July 1, 2005 and vests in four equal annual installments on the first four anniversaries of the date of grant. The vesting provisions accelerate so that all of these options are vested upon the closing of a sale of the Company (i.e., a change of control transaction).

Bob Gallahue.  On July 1, 2005, we entered into an employment agreement with Bob Gallahue, our Chief Financial Officer. Either we or Mr. Gallahue may terminate the employment agreement at any time, with or without cause. However, if we terminate Mr. Gallahue’s employment without cause or he voluntarily resigns for good reason, he will be entitled to severance compensation of one year’s base salary for the 12-month period beginning six months following the date of termination and continuation of any benefits, including health insurance, for the 12-month period. We estimate the severance payments and benefits upon such termination to be in the aggregate amount of $243,941. For purposes of the agreement, good reason means the reduction of Mr. Gallahue’s salary or insurance benefits without his consent, a significant change in Mr. Gallahue’s title, responsibilities and/or duties which constitutes a demotion or the relocation of his principal place of employment by more than 50 miles. Under the terms of the agreement, Mr. Gallahue is entitled to a base salary of $225,000 per year. The agreement further provides that during the time of his employment and ending one year from the termination of the agreement, he may not solicit customers and will not engage in or own any business that is competitive with us. In connection with his employment, Mr. Gallahue was granted incentive stock options to purchase up to 145,833 shares of our common stock at an exercise price of $3.00 per share. A portion of these options vest in four equal installments on the anniversary of Mr. Gallahue’s date of hire and a portion have an accelerated vesting feature upon reaching defined milestones. If these milestones are not obtained this portion vests at the end of four years. The vesting provisions accelerate so that all of these options are vested upon the closing of a sale of the Company (i.e., a change of control transaction).

Director Compensation

The following table sets forth information regarding the compensation received by each of our non-employee directors for services as members of our Board of Directors or any committee of our Board of Directors during the year ended December 31, 2006.

	Fees Earned
	or Paid	Option	All Other
	in Cash	Awards	Compensation	Total
Name	($)	($)(1)	($)	($)

Daniel Frank	$49,000	$6,846(2)	$—	$55,846
Kim D. Lamon	44,000	—(3)	—	44,000
David M. Stack	41,000	5,906(4)	—	54,730
Harry Stylli	46,000	—(5)	—	46,000
Andrew Jay	—	—(6)	—	—

(1)	Total Stock Compensation expense determined under SFAS 123(R).

(2)	As of December 31, 2006, Mr. Frank held outstanding options to purchase an aggregate of 8,333 shares of our common stock.

(3)	As of December 31, 2006, Mr. Lamon held outstanding options to purchase an aggregate of 8,333 shares of our common stock.

(4)	As of December 31, 2006, Mr. Stack held outstanding options to purchase an aggregate of 8,333 shares of our common stock.

(5)	As of December 31, 2006, Mr. Stylli held outstanding options to purchase an aggregate of 8,333 shares of our common stock.

(6)	As of December 31, 2006, Mr. Jay held no outstanding option.

Currently, non-employee directors who are not affiliated with any principal stockholder receive a fee of $36,000 per year, payable quarterly, as a retainer fee for service on our Board of Directors and its committees. In addition, each such director receives $2,000 for each meeting of the Board of Directors attended in person and $1,000 for each meeting of the Board of Directors attended via teleconference. All of our non-employee and non-investor-related directors are also eligible to receive stock option grants under our 1997 Stock Option Plan. These grants are for the purchase of up to 8,333 shares of Common Stock and vest in equal quarterly installments over a two year period if the optionee is still a director as of the vesting date. The options have a ten year term and an exercise price equal to the fair market value of our common stock as of the date of grant. No director who is an employee or who is affiliated with any principal stockholder receives separate compensation for services rendered as a director.

We have adopted a new director compensation policy to be effective upon completion of this offering. Under this new policy, all non-employee directors will receive $36,000 per year, payable quarterly, as a retainer fee for service on our Board of Directors and its committees. The non-employee directors will also receive a fee of $2,000 for each meeting of the Board of Directors attended in person, $1,000 for each meeting of the Board of Directors attended via teleconference, and $500 for each committee meeting attended either in-person or via teleconference. The chairman of the audit committee will receive an additional $12,000 per year and the chairman of each other committee of the Board of Directors will receive an additional $8,000 per year. Under this policy, upon initial election to the Board of Directors and upon each anniversary of such election during the director’s three year term, a non-employee director will receive an automatic stock option grant to purchase 4,167 shares of our common stock. Each such option will have a term of ten years, an exercise price equal to the fair market value as of the date of grant and will vest at the end of one year from the date of grant. A non-employee director will be entitled to similar automatic option grants upon reelection to the Board of Directors and for each year of subsequent three year terms of service. No director who is an employee will receive separate compensation for services rendered as a director.

Benefits Plans

1997 Stock Option Plan

Our Board of Directors and stockholders adopted the 1997 Stock Option Plan, or 1997 Plan, on January 9, 1997. The 1997 Plan provides for grants of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and for grants of non-qualified stock options to our employees, consultants and directors. The 1997 Plan was adopted to facilitate the retention of current employees, consultants and directors as well as to secure and retain the services of new employees, consultants and directors, and to provide incentive for such persons to exert maximum efforts to promote our financial success.

The 1997 Plan is administered by our Board of Directors unless the Board of Directors delegates the administration to its compensation committee. The administrator has the power to administer and interpret the 1997 Plan, including determining the terms of the options granted, the exercise price, the number of shares subject to the option and the vesting of the options thereof. The administrator of the 1997 Plan establishes the option exercise price. In the case of an incentive stock option, the exercise price must be at least the fair market value of a share of the stock on the date of the grant or, in the case of all options, 110% of fair market value with respect to optionees who own at least 10% of all classes of stock. Fair market value is determined in good faith by our Board of Directors, or the compensation committee if so empowered, and in a manner consistent with the Internal Revenue Code in the case of incentive stock options.

Options granted under the 1997 Plan are generally not transferable by the optionee except by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by the optionee. In the case of an incentive stock option granted to an employee, the option must be exercised within three months following the date of the optionee’s employment other than for death or disability (or before the termination, in the case of a termination for cause), or 12 months following the optionee’s termination by disability or death. However, in no event may an option be exercised later than the earlier of the expiration of the term of the option or ten years from the date of the grant of the option or, where an optionee owns stock representing more than 10% of the voting power, five years from the date of the grant of the option in the case of incentive stock options.

Any incentive stock options granted to an optionee which, when combined with all other incentive stock options becoming exercisable for the first time in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000 shall automatically be treated as non-qualified stock options.

The 1997 Plan provides that it may be amended, modified, suspended or terminated by our Board of Directors, or the compensation committee if so empowered, at any time; provided, however, that without the approval of the stockholders, there shall be (a) no increase in the total number of shares of stock covered by the 1997 Plan, (b) no change in the class of persons eligible to receive incentive stock options and (c) no extension of the period during which incentive stock options may be granted beyond the date which is ten years following the date the 1997 Plan was adopted. In any event, no such amendment, modification, suspension or termination may adversely affect the terms of any individual option previously granted without the consent of the affected optionee. During a May 9, 2006 board of directors’ meeting, our Board voted to amend the 1997 Plan by increasing the reserved shares by 666,667. On August 31, 2006 our Shareholders approved this amendment. Accordingly, we have reserved an aggregate of 2,833,333 shares of common stock for issuance under the 1997 Plan.

We expect that the 1997 Plan will terminate on the earlier of January 9, 2007 or the effectiveness of this offering. Our Board of Directors and stockholders have adopted the Amended and Restated 2006 Equity Incentive Plan. As a result, the authority to grant incentive stock options under the 1997 Plan will terminate, although the termination will not affect any options outstanding on the termination date and all such options will continue to remain outstanding and be governed by the 1997 Plan.

As of September 30, 2006, we had options to purchase 1,928,142 shares of our common stock outstanding under our 1997 Plan and exercisable at a weighted average price of $2.40 per share. As of September 30, 2006, 600,065 common shares had been issued upon exercise of options under the plan.

2006 Equity Incentive Plan

Our Board of Directors and stockholders adopted the 2006 Equity Incentive Plan on November 16, 2005 and April 18, 2006, respectively, and adopted the Amended and Restated 2006 Equity Incentive Plan on August 17, 2006 and August 31, 2006, respectively. The Amended and Restated 2006 Equity Incentive Plan, or 2006 Plan, amends the 2006 Equity Incentive Plan. The 2006 Plan provides for (i) grants of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and (ii) grants of non-qualified stock options, performance shares, performance units, restricted stock units, restricted shares and other stock-based awards to our employees, consultants, officers, advisors and directors. The 2006 Plan is intended to facilitate the retention of current employees, consultants, officers, advisors and directors as well as to secure and retain the services of new employees, consultants, officers, advisors and directors, and to provide incentive for such persons to exert maximum efforts to promote the financial success and progress of our company. A total of 2.3 million shares of our Common Stock may be granted under the 2006 Plan. The number of shares reserved for issuance under the 2006 Plan will be automatically increased on January 1 of each year after the effectiveness of this offering by a number of shares equal to 4% of our common stock outstanding on the day before, December 31, but in no event can we issue more than 2.3 million shares pursuant to the exercise of incentive stock options. The 2006 Plan includes annual limits on the number of awards that may be granted to each plan participant. Additionally, the number of shares of restricted or unrestricted stock we can award under the 2006 Plan is limited to 40% of the shares reserved for issuance under the 2006 Plan.

The 2006 Plan is administered by the Compensation Committee pursuant to a delegation of authority from our Board of Directors. The Compensation Committee, as the administrator of the 2006 Plan, has the power to administer and interpret the 2006 Plan, including determining the terms of the options and other stock-based awards, the exercise or purchase price for such options or awards, the number of shares subject to the option or award and any vesting provisions. Options are also subject to further restrictions imposed by the Code. The exercise price of all options must be at least the fair market value of a share of Common Stock on the date of the grant, or in the case of incentive stock options, 110% of fair market value with respect to optionees who own at least 10% of all classes of the Company’s stock. Any incentive stock options granted to an optionee which, when combined with all other incentive stock options becoming exercisable for the first time in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000 shall automatically be treated as non-qualified stock options. The fair market value is determined as set forth in the 2006 Plan which generally establishes fair market value in relation to the last traded price or, if the shares are not traded on an exchange, as determined in good faith by the Compensation Committee and in a manner consistent with the Code. The 2006 Plan does not permit repricing of any options or stock appreciation rights that have been issued.

Options and other stock-based awards granted under the 2006 Plan are generally not transferable by the optionee except by will or the laws of descent and distribution, and each option or award is exercisable, during the lifetime of the option or award recipient and only by such recipient. In the case of an incentive stock option granted to an employee, the option must be exercised within three months following the date of the optionee’s employment other than for death or disability (or before the termination, in the case of a termination for cause), or 12 months following the optionee’s termination by disability or death. However, in no event may an option be exercised later than the earlier of the expiration of the term of the option or ten years from the date of the grant of the option or, where an optionee owns stock representing more than 10% of the voting power, five years from the date of the grant of the option in the case of incentive stock options.

The 2006 Plan also provides for the automatic grants of non-qualified stock options to non-employee directors, in a manner consistent with the rules and regulations under the Securities Act of 1933, as amended. Generally, non-employee directors will receive an option grant for 25,000 shares on the day following the annual meeting of shareholders in the first year such non-employee director becomes a member of the Board and on the day following the annual meeting of shareholders in each subsequent year such non-employee director serves as a member of the Board. The exercise price per share for all options granted to non-employee directors shall be the fair market value of the common stock based on the market price of the Company’s common Stock on the date of grant. All options are vested and exercisable as of the first anniversary of the date of grant. Options are granted and are exercisable only while the non-employee director is serving as a director of the Company or within 90 days after the optionee ceases to serve as a director (including as a result of death, disability or retirement).

The 2006 Plan allows for the grant of stock appreciation rights. A stock appreciation right gives a participant the right to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation either in cash or in shares of our common stock. The Compensation Committee may grant stock appreciation rights under the 2006 Plan in tandem with a related stock option or as a freestanding award. A tandem stock appreciation right is generally exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled.

The Compensation Committee may grant restricted stock awards under the 2006 Plan either in the form of a stock purchase right, giving a participant an immediate right to purchase our common stock, or in the form of a stock bonus, for which the participant furnishes consideration in the form of services to us. The Compensation Committee determines the purchase price payable under stock purchase awards, which may be less than the then current fair market value of our common stock. Restricted stock awards may be subject to vesting conditions based on such service or performance goals similar to those described below in connection with performance shares and performance units as the Compensation Committee specifies, and the shares acquired may not be transferred by the participant until vested.

Restricted stock units granted under the 2006 Plan represent a right to receive shares of our common stock at a future date determined in accordance with the participant’s award agreement. The Compensation Committee, in its discretion, may provide for settlement of any restricted stock unit by payment to the participant in shares, or in cash of an amount equal to the fair market value on the payment date of the shares of stock issuable to the participant. No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant’s services to us. The Compensation Committee may grant restricted stock unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions based on service.

The Compensation Committee may grant performance shares and performance units under the 2006 Plan, which are awards that will result in a payment to a participant only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in shares of our common stock, while performance unit awards are denominated in dollars and may relate to the fair market value of one or more shares of our common stock. In granting a performance share or unit award, the Compensation Committee establishes the applicable performance goals based on one or more measures of business performance enumerated in the 2006 Plan, such as earnings per share, earnings, earnings growth, return on average equity or average assets, revenue, net operating profit, cash flow, market share or other performance goals described in the 2006 Plan. To the extent earned, performance share and unit awards may be settled in cash, shares of our common stock or any combination of these.

The 2006 Plan may be amended, modified, suspended or terminated by our Board of Directors, or the Compensation Committee if so empowered, at any time; provided, however, that stockholder approval is needed for any change in the 2006 Plan for certain matters set forth in the Code including (a) an increase in the total number of shares of stock covered by the 2006 Plan, (b) a change in the class of persons eligible to receive incentive stock options and (c) an extension of the period during which incentive stock options may be granted beyond the date which is ten years following the date the 2006 Plan was adopted. However, no such amendment, modification, suspension or termination may adversely affect the terms of any individual option previously granted without the consent of the affected optionee. Unless terminated sooner, the authority to grant incentive stock options under the 2006 Plan will terminate automatically on the date of our annual stockholders meeting that will be held in 2011.

As of September 30, 2006, we had no options to purchase shares of our common stock outstanding under our 2006 Plan. No awards can be granted under the 2006 Plan until after the effectiveness of this offering.

401(k) Savings Plan

Effective January 1, 2001, we adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, that covers all of our employees. Pursuant to our 401(k) plan, participants may elect to reduce their current compensation, on a pre-tax basis, by any percentage the participant elects, up to statutorily prescribed annual limit, and have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan also permits us, in our sole discretion, to make employer matching contributions equal to a specified percentage (as we determine) of the amount a participant has elected to contribute to the plan, and/or employer profit-sharing contributions equal to a specified percentage (as we determine) of an employee’s compensation. We do not currently make employer contributions to the 401(k) plan, but may determine to do so in the future.

RELATIONSHIPS AND RELATED TRANSACTIONS

During the past three years, we have been a party to the following transactions with our executive officers, directors, holders of more than 5% of our voting securities, and their respective affiliates.

Stock Issuances and Acquisitions

Common Stock.  In May 2003, we issued to David Barlow, our Chairman and Chief Executive Officer, an option to purchase 547,500 shares of our common stock for $0.60 per share, the then fair market value of the common stock as determined by our Board of Directors. Mr. Barlow immediately exercised the option and purchased the common shares pursuant to a stock restriction agreement. The shares were paid for with a cash payment of $32,850 and a non-interest bearing promissory note in the amount of $295,650. On November 4, 2005, Mr. Barlow repaid this loan in full. See discussion in note 3 of our audited consolidated financial statements relating to the accounting treatment pertaining to the repayment of this loan. Mr. Barlow is entitled to piggyback registration rights for the vested shares, which he has waived for this offering. See “Registration Rights.”

Series B Preferred Stock.  Between March 4, 2004 and June 30, 2004, we issued a total of 53,663 shares of our Series B preferred stock at a price of $132 per preferred share to a total of 33 investors. In connection with the issuance of Series B preferred stock, each investor was issued a warrant to purchase shares of our common stock, where the number of shares subject to such warrant equals 20% of the dollar amount invested by such purchaser. The warrants issued in this financing all have an exercise price of $3.96 per common share. Cerberus Partners, L.P. and Daniel Frank purchased 22,728 and 1,894 shares of Series B preferred stock, respectively, and received warrants to purchase 151,520 and 12,626 common shares, respectively. Mr. Frank’s sister and brother each purchased 189 shares of Series B preferred stock and each received a warrant to purchase 1,260 common shares. Daniel Frank is a member of our Board of Directors and Mr. Frank is a Managing Director of Cerberus Capital Management, L.P. Mr. Frank disclaims beneficial ownership of shares of Series B preferred stock owned by Cerberus Partners, L.P. and his family members. William C. Eckelman, a past member of our Board of Directors, purchased 841 shares of Series B preferred stock and received a warrant to purchase 5,606 shares of common stock. Peter Barlow, David Barlow’s brother, purchased 228 shares of Series B preferred stock and received a warrant to purchase 1,520 shares of common stock. Each share of the Series B preferred stock will automatically convert into 33.33 shares of common stock immediately prior to the closing of this offering. In addition, holders of Series B preferred stock have the election to receive cash or common stock valued at $962,936 for all accrued and unpaid dividends on the Series B preferred stock.

Series C Preferred Stock.  Between March 29, 2005 and April 14, 2005, we issued a total of 141,590 shares of our Series C preferred stock at a price of $202 per preferred share to a total of 52 investors. Cerberus Partners, L.P. and Daniel Frank purchased 34,653 and 1,488 shares of Series C preferred stock, respectively. Mr. Frank’s brother, sister and mother each purchased 311, 75 and 247 shares of Series C preferred stock, respectively. Daniel Frank is a member of our Board of Directors and he is a partner in, and works for, Cerberus Partners, L.P. Mr. Frank disclaims beneficial ownership of shares of Series C preferred stock owned by Cerberus Partners, L.P. and his family members. Siemens Venture Capital GmbH purchased 14,851 shares of Series C preferred stock. Andrew Jay, a member of our Board of Directors, is an employee of Siemens, but disclaims beneficial ownership of the shares owned by Siemens. Jack and Gladys Barlow, David Barlow’s parents, purchased 495 and 148 shares of Series C preferred stock, respectively. Each share of the Series C preferred stock will automatically convert into 33.33 shares of common stock immediately prior to the closing of this offering. In addition, holders of Series C preferred stock have the election to receive cash or common stock valued at $2,204,799 for all accrued and unpaid dividends on the Series C preferred stock.

Convertible Promissory Notes and Warrants.  On September 28, 2006, we issued convertible promissory notes to eight investors for an aggregate principal amount of $15.4 million. In connection with this offering, these notes will automatically convert into 2,029,159 shares of our common stock at a conversion price of $7.80 per share. In connection with the issuance of the notes, we also issued warrants to the noteholders entitling the noteholders to purchase up to 394,877 shares of our common stock at $7.80 per share. Cerberus Partners, L.P. purchased notes in an aggregate principal amount of $10 million, which will convert into 1,317,638 shares of our common stock and also received a warrant to purchase 256,411 shares of our common stock, at a price of $7.80 per share. Daniel Frank is a member of our Board of Directors and a Managing Director of Cerberus Capital Management, L.P. Mr. Frank disclaims beneficial ownership of shares of our common stock owned by Cerberus Partners, L.P.

Loans Made by the Company to Affiliates

In connection with the purchase of 547,500 shares of restricted common stock at $0.60 per share, David S. Barlow paid for the shares with a cash payment of $32,850 and a non-interest bearing promissory note in the amount of $295,650. On November 4, 2005, Mr. Barlow repaid this loan in full by paying to the Company $295,650 in cash.

Relationship with ATP Therapeutics, Inc.

ATP Therapeutics, a wholly-owned subsidiary of ours, was dissolved on October 26, 2005. We had previously owned 63.6% of the equity of this subsidiary with the balance of the equity owned by Eliezer Rapaport. As of October 6, 2005, we exchanged all the assets of ATP in exchange for the equity held by Dr. Rapaport. These assets consisted of written records and other items that we deemed were not material to our operations. The entity had been formed for the purpose of further researching and developing certain patent technology owned by Dr. Rapaport related to the therapeutic applications of adenosine 5-triphosphate. This technology was licensed by Dr. Rapaport to the subsidiary and, after it was later determined not to pursue these patents any further, the license agreement was terminated by Dr. Rapaport.

Relationship with Biostream Therapeutics, Inc.

We no longer conduct any activities through Biostream Therapeutics, Inc., our wholly-owned subsidiary formerly known as Zebra Pharmaceuticals, Inc.

Consulting Agreement with William C. Eckelman

On January 1, 2005, we entered into a Consulting Agreement with William C. Eckelman that expires on December 31, 2009, to serve as our Chief Scientific Advisor and as the Chairman of our Scientific Advisory Board for the compensation of $12,500 per month.

Relationship with Peter Barlow and Foley & Lardner LLP

The law firm of Foley & Lardner LLP has provided legal services for us since February 1, 2005. Prior to February 1, 2005, the Boston office of the law firm of Epstein, Becker & Green P.C., which joined Foley & Lardner LLP on February 1, 2005, provided legal services for us. Peter Barlow was a partner at the Boston office of Epstein, Becker & Green P.C. prior to February 1, 2005, and has been a partner at Foley & Lardner LLP since February 1, 2005. Peter Barlow is the brother of David Barlow, our Chairman and Chief Executive Officer. From January 1, 2005 through September 30, 2006, Epstein, Becker & Green P.C. and Foley & Lardner LLP billed us an aggregate of $3,651,550.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers, as described more fully in the section of this prospectus entitled “Management — Executive Employment Agreements.” In addition, our directors and officers are provided indemnification protections in our Restated Articles of Organization. See “Description of Capital Stock — Indemnification of Directors and Executive Officers and Limitation of Liability.”

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of January 15, 2007 by:

•	each person that beneficially owns more than 5% of our outstanding common stock,

•	each of our executive officers identified in the Summary Compensation Table above and our directors plus the director nominee who has agreed to join our Board of Directors at the closing of this offering, and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Shares of common stock subject to options, warrants, or convertible securities that are exercisable or convertible, or exercisable or convertible within 60 days of January 15, 2007 are deemed to be outstanding and beneficially owned by the person holding such options, warrants, or convertible securities. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. The percentage of common stock outstanding reflects the conversion, upon the closing of this offering, of all outstanding shares of preferred stock into an aggregate of 10,518,975 shares of common stock. The percentage of common stock outstanding after the offering is based on 24,639,622 shares of common stock to be outstanding after this offering, including the 5,000,000 shares of common stock being offered for sale in this offering but assumes no exercise of the underwriters’ over-allotment option.

Unless otherwise indicated and subject to community property laws where applicable, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned. Unless otherwise noted in the footnotes, the address for each principal stockholder is in care of Molecular Insight Pharmaceuticals, Inc. at 160 Second Street, Cambridge, Massachusetts 02142.

	Number of
	Shares of	Percent of Common Stock
	Common Stock	Beneficially Owned
Beneficial Owner	Beneficially Owned	Before Offering	After Offering

5% Stockholders
Stephen Feinberg(1)	3,593,729	21.44%	16.52%
James Poitras	1,234,846	7.94%	6.01%
Ann Barlow	996,074	6.54%	4.92%

Named Executive Officers, Directors, and Director Nominee
David S. Barlow(2)	2,485,640	15.94%	12.07%
John Babich(3)	597,714	3.81%	2.89%
John McCray(4)	223,329	1.47%	1.11%
Nicholas Borys(5)	37,500	*	*
Robert Gallahue(6)	36,458	*	*
David Stack	—	—	—
Daniel Frank(7)	143,057	*	*
Kim Lamon(8)	8,333	*	*
Harry Stylli(9)	8,333	*	*
Andrew Jay	—	—	—
Lionel Sterling(10)	224,533	1.48%	1.11%
Executive Officers, Directors, and
Director Nominees as Group (11 persons)	3,764,897	23.75%	18.06%

*	Less than 1.0%

(1)	Includes 1,312,761 shares of common stock issuable upon conversion of note outstanding (including interest calculated through January 15, 2007) and 151,520 shares of common stock issuable upon the exercise of a warrant in all cases held in the name of Cerberus Partners, L.P. Mr. Feinberg has sole voting and investment power over all of the shares of common stock held by Cerberus Partners, L.P. and affiliates.

Footnotes continued on following page

(2)	Includes 20,833 shares of common stock issuable upon the exercise of options which are currently exercisable or which are exercisable within 60 days of January 15, 2007.

(3)	Includes 516,757 shares of common stock issuable upon the exercise of options which are currently exercisable or which are exercisable within 60 days of January 15, 2007.

(4)	Includes 28,024 shares of common stock issuable upon the exercise of options which are currently exercisable or which are exercisable within 60 days of January 15, 2007.

(5)	Includes 37,500 shares of common stock issuable upon the exercise of options which are currently exercisable or which are exercisable within 60 days of January 15, 2007.

(6)	Includes 36,458 shares of common stock issuable upon the exercise of options which are currently exercisable or which are exercisable within 60 days of January 15, 2007.

(7)	Includes 12,626 shares of common stock issuable upon the exercise of a warrant and 4,167 shares of common stock issuable upon the exercise of options which are currently exercisable or which are exercisable within 60 days of January 15, 2007. Mr. Frank is a Managing Director of Cerberus Capital Management, L.P., an entity affiliated with Cerberus Partners, L.P. Mr. Frank has no voting or investment power over shares of common stock held by Cerberus Partners, L.P. and he disclaims beneficial ownership of these shares. Accordingly, no shares of our common stock that are held in the name of Cerberus Partners, L.P. are attributed to Mr. Frank. As discussed in footnote 1 to this table, shares of our common stock that are held in the name of Cerberus Partners, L.P. are attributed to Stephen Feinberg.

(8)	Includes 8,333 shares of common stock issuable upon the exercise of options which are currently exercisable or which are exercisable within 60 days of January 15, 2007.

(9)	Includes 8,333 shares of common stock issuable upon the exercise of options which are currently exercisable or which are exercisable within 60 days of January 15, 2007.

(10)	Includes 17,680 shares of common stock issuable upon the exercise of a warrant and 4,167 shares of common stock issuable upon exercise of options which are currently exercisable or which are exercisable within 60 days of January 15, 2007.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our common stock and preferred stock and the relevant provisions of our Restated Articles of Organization and Amended and Restated Bylaws to be effective upon the closing of this offering are summaries and are qualified by reference to our Restated Articles of Organization and Amended and Restated Bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

Upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

As of September 30, 2006, there were 15,116,232 shares of common stock outstanding held of record by 208 stockholders, after giving effect to the conversion of all outstanding shares of preferred stock upon the closing of this offering (without taking into consideration any accrued dividends thereon). Additionally, as of September 30, 2006, we had reserved an aggregate of 1,928,142 shares of common stock for issuance in respect of options granted and outstanding under our 1997 Plan, and no shares of common stock for issuance under our Amended and Restated 2006 Equity Incentive Plan, 801,211 shares of common stock for issuance upon exercise of warrants and a sufficient number of shares of common stock for issuance upon conversion of outstanding notes.

Holders of our common stock are entitled to one vote for each share of common stock held on all matters to be voted upon by stockholders and do not have cumulative voting rights. In accordance with Massachusetts law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present shall be the act of the stockholders. Thus, directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election.

Shares of our common stock have no preemptive rights, no redemption or sinking fund provisions and are not liable for further call or assessment. The holders of such common stock are entitled to receive dividends when and as declared by our Board of Directors out of funds legally available for dividends.

Upon a liquidation, dissolution or winding-up of our Company, holders of common stock would be entitled to receive a pro rata distribution per share of any net assets available after the payment of all of our debts and other liabilities. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Upon effectiveness of this offering, all issued and outstanding shares of our preferred stock will automatically convert into shares of common stock. Pursuant to the terms of our preferred stock, each holder has the right to receive payment of all accrued but unpaid dividends in the form of common stock or cash. All but two holders of our preferred stock have elected to receive their dividend in the form of common stock. We expect to pay a cash dividend in an aggregate of $17,744 to the holders that have elected to receive their dividends in the form of cash. Upon the closing of this offering there will be no shares of preferred stock outstanding. Our Board of Directors will be authorized to issue up to 15,000,000 shares of preferred stock from time to time in one or more series. Our Board also may fix the rights, preferences, privileges and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Any preferred stock terms selected by our Board of Directors could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and power, including voting rights, of the holders of our common stock without any further vote or action by the stockholders. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future.

The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock could also have the effect of delaying or preventing a change in control or acquisition of our company or make removal of management more difficult. We have no present plans to issue any shares of preferred stock.

Registration Rights

Pursuant to the terms of a registration rights agreement, after this offering and the conversion of all shares of preferred stock into common stock and the conversion of promissory notes issued in 2006 to common stock (the “2006 Notes”), the holders of approximately 14,595,795 shares of common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933. Under the terms of the registration rights agreement, if we propose to register any of our securities under the Securities Act after this initial public offering, either for our own account or for the account of other stockholders, the holders are entitled to notice of such registration and may include shares of their common stock in such registration. Additionally, the holders of currently outstanding Series C Preferred Stock and the holders of the 2006 Notes are each entitled to certain demand registration rights pursuant to which they may require us to file up to two registration statements under the Securities Act at our expense with respect to their shares of common stock, provided that the demand cannot be made within 180 days after the effective date of this offering and only once in any twelve month period. The holders of currently outstanding Series A and Series B Preferred Stock (together) are entitled to demand registration rights as well pursuant to which they may require us to file up to two registration statements under the Securities Act at our expense with respect to their shares of common stock, provided that the portion of the shares they request for registration equals at least 25% of the shares of common stock issuable upon the conversion of the Series A and Series B Preferred Stock (combined) and the gross proceeds from the sale are reasonably expected to exceed $30 million. The holders of currently outstanding Series A and Series B Preferred Stock are also limited to one demand in any twelve month period and may not make a demand until 180 days after the effective date of this offering. Further, if we become eligible to register the sale of our securities on Form S-3 under the Securities Act, the holders of currently outstanding Series A, Series B and Series C Preferred Stock and common stock to be issued upon conversion of the 2006 Notes are entitled to include their shares of common stock in such registration on Form S-3. If such registration statements are not filed by the Company within the filing deadlines, as defined, the holders are entitled to liquidated damages equal to 1.5% of the aggregate market price of such securities to be registered. All of the foregoing registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right to defer a registration for up to 45 days if it is in the best interest of the Company. In connection with any of the registrations described herein, we are obligated to indemnify the selling stockholders and bear all registration fees, costs and expenses.

Pursuant to a Principal Stockholder Agreement previously entered into by the Company with each of Keith Greenfield, David Elmaleh, John Babich, Greg Shoukimas, Enrico Petrillo and John Connors, each of these holders of our common stock is entitled to piggyback registration rights in this offering and we must use our best efforts to include any shares they request be included in this offering, subject to underwriter cutbacks.

Pursuant to the employment agreements between the Company and each of Messrs. Barlow, Babich, McCray and Borys, each of Messrs. Barlow, Babich, McCray and Borys are entitled to piggyback registration rights on the same basis as the most favorable provisions received by any third party from the Company. Accordingly, Messrs. Barlow, Babich, McCray and Borys have piggyback registration rights equivalent to those granted under the Principal Stockholder Agreements described above. Each of Messrs. Barlow, Babich, McCray and Borys have waived their piggyback registration rights in connection with this offering.

Indemnification of Directors and Executive Officers and Limitation of Liability

We are a Massachusetts corporation. Section 2.02 of the Massachusetts Business Corporation Act, or MBCA, permits a corporation to eliminate or limit the personal liability of a director for monetary damages for violations of the director’s fiduciary duty, except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for authorizing unauthorized distributions and for making loans to directors, officers and certain stockholders pursuant to Section 6.40 of the MBCA or (iv) any transaction from which a director derived an improper personal benefit.

Section 8 of the MBCA provides that a corporation may indemnify directors, officers, employees and other agents and persons who serve at its request as directors, officers, employees or agents of another organization or who serve at its request in any capacity with respect to any employee benefit plan, to the extent specified or authorized by the articles of organization, any bylaw adopted by the stockholders or a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of any undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under Section 8 which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to such employee benefit plan. No indemnification shall be provided, however, for any person with respect to any matter where there is a court determination that such person, in the matter in question, did not act in good faith in the reasonable belief that his action was in the best interest of the corporation or, to the extent that the matter relates to service with respect to an employee benefit plan, that such person did not act in the best interest of the participants or beneficiaries of such employee benefit plan.

In addition to the indemnification granted to officers and directors under the MBCA, Article VI of our Restated Articles of Organization provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the MBCA, as the same exists or may hereafter be amended against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith.

The right to indemnification conferred in our Restated Articles of Organization includes, in the case of a director or officer at the level of vice president or above, and in the case of any other officer or any employee may include (in the discretion of the Board of Directors), the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition. The rights to indemnification and to the advancement of expenses conferred in our Restated Articles of Organization continue as to an indemnitee who has ceased to be a director, officer, employee or agent and inure to the benefit of the indemnitee’s heirs, executors and administrators. We believe that these provisions are necessary to attract and retain qualified persons as directors and executive officers. Additionally, the Amended and Restated Bylaws permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our articles of incorporation or bylaws permit such indemnification. We have obtained such insurance.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Securities Exchange Commission has expressed its opinion that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding involving our directors, officers, employees or agents pending for which indemnification is sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

Potential Anti-Takeover Effect of Provisions of our Articles of Organization and Bylaws

Our Restated Articles of Organization and Amended and Restated Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in our control or our management, including, but not limited to, the following:

•	Our Board of Directors can issue up to 15,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control;

•	Our Amended and Restated Bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing and also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management;

•	Our Amended and Restated Bylaws provide that special meetings of the stockholders may be called only by the President or the Board of Directors or by the person designated in the written request of the holders of not less than 25% of all shares entitled to vote at the meeting;

•	Our Board of Directors will be divided into three classes following this offering, with each class serving a staggered three-year term. The classification of our Board of Directors will have the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of our authorized directors, which could have the effect of delaying or preventing a change in our control or management;

•	Our Restated Articles of Organization provide that, subject to the rights of the holders of any outstanding series of preferred stock, all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum. In addition, our Restated Articles of Organization provide that our Board of Directors may fix the number of directors by resolution;

•	Our Restated Articles of Organization provide that, following this offering, our directors may not be removed without cause; and

•	Our Restated Articles of Organization do not provide for cumulative voting for directors. The absence of cumulative voting may make it more difficult for stockholders who own an aggregate of less than a majority of our stock to elect any directors to our Board.

These and other provisions contained in our Restated Articles of Organization and Amended and Restated Bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that our stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Nasdaq Trading

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “MIPI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. The transfer agent’s address is 59 Maiden Lane, New York, NY 10038 and its telephone number is (718) 921-8201.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no market for our common stock. Based on shares outstanding as of September 30, 2006, upon completion of this offering, we will have 24,639,622 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options outstanding. Of these shares, the 5,000,000 shares sold in this offering will be freely transferable without restrictions or further registration under the Securities Act unless such shares are purchased by our affiliates, as that term is defined in Rule 144 and the Securities Act. No predictions can be made as to the effect, if any, that market sales of shares of common stock from time to time, or the availability of shares for future sale, may have on the market price for our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity securities.

Sale of Restricted Shares

The remaining 19,639,622 shares of common stock held by our existing stockholders upon completion of the offering will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration pursuant to exemptions provided by Rules 144 or 701 under the Securities Act. These rules are summarized below. Of these restricted shares, 8,015,856 shares will be available for resale in the public market in reliance on Rule 144(k), approximately 89% of which are restricted by the terms of the lock-up agreements described below. The remaining 11,623,766 shares become eligible for resale in the public market at various dates thereafter, approximately 89% of which are restricted by the terms of the lock-up agreements.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including an “affiliate” of the Company, as that term is defined in the Securities Act, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately 246,396 shares immediately following the offering); or

•	the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale.

Sales under Rule 144 are also subject to certain provisions pertaining to the manner of the sale, notice requirements and the availability of current public information about us. A stockholder who is deemed not to have been an “affiliate” of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions or public information requirements of Rule 144.

Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options may be resold, to the extent not restricted by the terms of the lock-up agreements, by persons, other than affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its one year minimum holding period, subject to certain limitations. As of September 30, 2006, we had options to purchase 1,928,142 shares of our common stock outstanding and exercisable at a weighted average price of $2.40 per share. On November 16, 2005, our Board of Directors voted to terminate our 1997 Plan upon the effectiveness of this offering if such plan has not already expired by its terms on January 9, 2007. Upon the effectiveness of this offering, 2,300,000 shares of our common stock will be reserved for issuance under our 2006 Plan, and no options will be outstanding under the 2006 Plan at that time. We intend to register the shares of common stock issuable or reserved for issuance under these stock option plans within 90 days after the date of this prospectus.

Approximately 86% of our affiliates have agreed to further restrict their shares by entering into lock-up arrangements as discussed below.

After the 180-day period following the closing of this offering as it may be extended, the holders of 14,595,795 shares of common stock that will be outstanding after this offering are entitled to require us to register the sale of their shares under the Securities Act. See “Description of Capital Stock — Registration Rights.”

Lock-up Arrangements

Except for sales of common stock to the underwriters in accordance with the terms of the underwriting agreement, we, all of our executive officers and directors, and certain other security holders, holding in the aggregate approximately 93% of our common stock outstanding immediately prior to this offering, have agreed not to sell or otherwise dispose of any shares of common stock not registered in this offering for a period of 180 days after the date of this prospectus, subject to extensions in certain cases, without the prior written consent of each of RBC Capital Markets Corporation and Jefferies & Company, Inc. on behalf of the underwriters. Upon the expiration of these lock-up agreements, additional shares will be available for sale in the public market. The agreements provide exceptions for (1) transfers by gift, will or intestate succession to immediate family members or to a trust for such persons and (2) certain other exceptions, provided in each case that the transferees agree to be bound by the provisions of the agreement.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. RBC Capital Markets Corporation and Jefferies & Company, Inc. are acting as joint book-running managers for this offering and, together with A.G. Edwards & Sons, Inc. and Oppenheimer & Co. Inc., are acting as representatives of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Number of
Underwriters	Shares

RBC Capital Markets Corporation	1,900,000
Jefferies & Company, Inc.	1,900,000
A.G. Edwards & Sons, Inc.	600,000
Oppenheimer & Co. Inc.	600,000

Total	5,000,000

The underwriters have advised us that they propose to offer the shares to the public at $14.00 per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $0.59 per share. The underwriters may allow and the dealers may reallow a concession of not more than $0.10 per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

At our request, the underwriters have reserved for sale at the initial public offering price up to 350,000 shares of common stock to directors, employees and persons having business relationships with or otherwise related to us. The number of shares of common stock available for sale to the general public will be reduced to the extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered hereby.

We have granted to the underwriters an option to purchase up to an additional 750,000 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $3.2 million. The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise

Per share	$0.98	$0.98
Total	$4,900,000	$5,635,000

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Except for sales of common stock to the underwriters in accordance with the terms of the underwriting agreement, we, all of our executive officers and directors, and certain other security holders, holding in the aggregate approximately 90% of our common stock outstanding immediately prior to this offering, have agreed not to sell or otherwise dispose of any shares of common stock not registered in this offering for a period of 180 days after the date of this prospectus, subject to extensions in certain cases, without the prior written consent of each of RBC Capital Markets Corporation and Jefferies & Company, Inc. on behalf of the underwriters. Upon the expiration of these lock-up agreements, additional shares will be available for sale in the public market. The agreements provide exceptions for (1) transfers by gift, will or intestate succession to immediate family members or to a trust for such persons and (2) certain other exceptions, provided in each case that the transferees agree to be bound by the provisions of the agreement.

Prior to the offering, there has been no established trading market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, in connection with the offering, the underwriters may make short sales of our common stock. Short sales involve the sale by the underwriters at the time of the offering of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the public offering price at which they may purchase the shares through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain.

These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time. In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in the common stock on the Nasdaq Global Market. Passive market making consists of displaying bids on the Nasdaq Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

From time to time in the ordinary course of their respective business, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

Directed Share Program

At our request, the underwriters have reserved at the initial public offering price up to 7% of the shares offered hereby for our employees or persons having relationships with us or our employees. The number of shares available for sale to the general public will be reduced to the extent such persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. The directed share program will be arranged through RBC Capital Markets Corporation.

LEGAL MATTERS

The validity of the shares of common stock issued in this offering will be passed upon for us by the law firm of Foley & Lardner LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by the law firm of Willkie Farr & Gallagher LLP, New York City, New York.

EXPERTS

The consolidated financial statements, as of September 30, 2006, December 31, 2005 and December 31, 2004, for the nine months ended September 30, 2006, for each of the three years in the period ended December 31, 2005, and for the period from January 10, 1997 (date of inception) through September 30, 2006 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the ability of Molecular Insight Pharmaceuticals, Inc. to continue as a going concern), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our Internet website is: www.molecularinsight.com. Information on our Internet website does not constitute a part of this prospectus.

MOLECULAR INSIGHT PHARMACEUTICALS, INC. AND SUBSIDIARIES
(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Molecular Insight Pharmaceuticals, Inc.
Cambridge, Massachusetts

We have audited the accompanying consolidated balance sheets of Molecular Insight Pharmaceuticals, Inc. and subsidiaries (the “Company”) (a development stage company) as of September 30, 2006, December 31, 2005, and December 31, 2004 and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the nine months ended September 30, 2006, for each of the three years in the period ended December 31, 2005, and for the period from January 10, 1997 (date of inception) through September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2006, December 31, 2005, and December 31, 2004, and the results of its operations and its cash flows for the nine month period ended September 30, 2006, for each of the three years in the period ended December 31, 2005, and for the period from January 10, 1997 (date of inception) through September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in the research and development of molecular imaging pharmaceuticals and targeted radiotherapeutics. As discussed in Note 1 to the consolidated financial statements, the Company’s history of net losses and negative operating cash flows since inception raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
December 8, 2006 (January 18, 2007 as to the fourth and fifth paragraphs of Note 12)

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

			As of
	As of December 31,		September 30,
	2004	2005	2006

ASSETS
Current assets:
Cash and cash equivalents	$846,154	$5,810,540	$16,315,200
Investments	—	12,562,814	—
Accounts receivable — research and development grants	86,465	330,593	9,315
Prepaid expenses and other current assets	254,543	398,350	914,698

Total current assets	1,187,162	19,102,297	17,239,213
Property and equipment — net	378,803	493,079	862,788
Deferred stock offering costs	—	—	120,751
Other assets	6,891	58,931	172,493

Total assets	$1,572,856	$19,654,307	$18,395,245

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Notes payable, current portion	$851,414	$1,588,275	$1,763,519
Accounts payable	1,611,391	1,669,847	1,024,964
Accrued expenses	1,098,130	1,976,797	5,264,463
Accrued expenses — related parties	177,996	748,334	391,774
Success fee derivative liability	—	142,400	203,800
Deferred revenue — government grants	14,233	—	—

Total current liabilities	3,753,164	6,125,653	8,648,520
Notes payable — less current portion	—	3,360,125	2,125,138
Deferred rent	112,847	67,707	33,853
Convertible notes payable	—	—	4,665,831
Convertible note payable — related party	—	—	9,381,169
Commitments and contingencies (Note 10)
Redeemable convertible preferred stock, $0.01 par value — at carrying value, including accrued dividends; authorized 211,000, 359,515 and 359,515 shares at December 31, 2004, and 2005 and September 30, 2006 respectively; 173,980, 315,570, 315,570 shares issued and outstanding at December 31, 2004, and 2005 and September 30, 2006, respectively (liquidation preference and redemption value of approximately $21,406,000 and $15,861,000 at December 31, 2004, $55,880,000 and $46,879,000 at December 31, 2005, and $61,144,000 and $48,773,000 at September 30, 2006)	15,538,074	45,235,745	47,372,125

Stockholders’ deficit
Common stock, $0.01 par value; authorized, 13,000,000 shares at December 31, 2004, 19,166,667 shares at December 31, 2005 and 100,000,000 at September 30, 2006; issued and outstanding, 4,326,524, 4,452,693, 4,597,257 shares at December 31, 2004 and 2005 and September 30, 2006, respectively	43,265	44,527	45,973
Additional paid-in capital	22,597,810	24,212,687	23,564,774
Note receivable from stockholder	(295,650)	—	—
Deferred stock-based compensation	(415,658)	(1,319,970)	(394,624)
Accumulated other comprehensive loss	—	(10,351)	(520)
Deficit accumulated during the development stage	(39,760,996)	(58,061,816)	(77,046,994)

Total stockholders’ deficit	(17,831,229)	(35,134,923)	(53,831,391)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$1,572,856	$19,654,307	$18,395,245

See notes to consolidated financial statements.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

						Period From
						January 10, 1997
				Nine Months Ended		(Date of Inception)
	Year Ended December 31,			September 30,		Through September 30,
	2003	2004	2005	2005	2006	2006
				(Unaudited)

Revenue — research and development grants	$723,475	$569,273	$1,232,084	$681,142	$206,459	$4,296,984
Operating expenses:
Research and development	2,700,948	5,298,317	8,652,801	6,157,439	11,568,993	39,362,910
Research and development — related parties	73,855	83,156	202,539	160,314	127,121	982,523
General and administrative	1,157,559	3,108,640	9,991,013	5,447,660	6,062,355	28,686,882
General and administrative — related parties	108,449	411,060	1,034,069	593,546	1,340,293	3,122,119
Amortization of licensed patent rights	—	—	—	—	—	9,767,130

Total operating expenses	4,040,811	8,901,173	19,880,422	12,358,959	19,098,762	81,921,564

Loss from operations	(3,317,336)	(8,331,900)	(18,648,338)	(11,677,817)	(18,892,303)	(77,624,580)
Other (expense) income:
Interest income	1,261	19,601	488,506	300,427	300,750	957,541
Interest expense	(3,052)	(3,104)	(140,988)	(15,324)	(393,625)	(556,089)
Interest expense-related parties	(28,600)	—	—	—	—	(57,200)
Management fee income-related party	—	—	—	—	—	233,334

Total other (expense) income, net	(30,391)	16,497	347,518	285,103	(92,875)	577,586

Net loss	(3,347,727)	(8,315,403)	(18,300,820)	(11,392,714)	(18,985,178)	(77,046,994)

Redeemable convertible preferred stock dividends and accretion of issuance costs	(612,895)	(1,312,132)	(4,046,637)	(2,771,800)	(2,885,529)	(8,857,193)

Net loss attributable to common stockholders	$(3,960,622)	$(9,627,535)	$(22,347,457)	$(14,164,514)	$(21,870,707)	$(85,904,187)

Basic and diluted net loss per share attributable to common stockholders	$(1.13)	$(2.55)	$(5.30)	$(3.38)	$(4.90)

Weighted average shares used to compute basic and diluted loss per share attributable to common stockholders	3,514,975	3,773,439	4,213,484	4,193,156	4,460,685

See notes to consolidated financial statements.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

	Redeemable		Stockholders’ Deficit
	Convertible										Deficit
	Preferred Stock,		Common Stock					Note		Accumulated	Accumulated
	$0.01 Par Value		$0.01 Par Value		Additional	Treasury Stock		Receivable	Deferred Stock–	Other	During the	Total	Total
	Number of	Carrying	Number of		Paid-In	Number of		from	Based	Comprehensive	Development	Stockholders’	Comprehensive
	Shares	Value	Shares	Par Value	Capital	Shares	Cost	Stockholder	Compensation	Loss	Stage	Deficit	Loss

Inception, January 10, 1997	—	$—	—	$—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of common stock in 1997	—	—	499,467	4,995	553,259	—	—	—	(546,000)	—	—	12,254
Issuance of common stock for services in 1997	—	—	307,800	3,078	1,688,372	—	—	—	(1,673,200)	—	—	18,250
Issuance of common stock in 1998	—	—	132,115	1,321	1,286,800	—	—	—	—	—	—	1,288,121
Issuance of common stock in 1999	—	—	108,333	1,083	1,623,917	—	—	—	—	—	—	1,625,000
Repurchase of common stock in 1999	—	—	—	—	—	(210,000)	(50,400)	—	—	—	—	(50,400)
Issuance of common stock and warrants, net of $663,406 of issuance costs in 2000	—	—	376,367	3,764	5,249,330	—	—	—	—	—	—	5,253,094
Issuance of common stock for services in 2000	—	—	850	8	12,742	—	—	—	—	—	—	12,750
Purchase of Zebra Pharmaceuticals, Inc. in 2000	—	—	349,526	3,495	9,959,120	—	—	—	—	—	—	9,962,615
Retirement of treasury stock in 2000	—	—	(35,000)	(350)	(50,050)	210,000	50,400	—	—	—	—	—
Issuance of common stock in 2002	—	—	1,676,283	16,763	(16,763)	—	—	—	—	—	—	—
Warrants issued in connection with notes payable to stockholders	—	—	—	—	2,200	—	—	—	—	—	—	2,200
Stock-based compensation from inception to December 31, 2002	—	—	—	—	2,585,937	—	—	—	2,149,791	—	—	4,735,728
Net loss from inception to December 31, 2002	—	—	—	—	—	—	—	—	—	—	(28,097,866)	(28,097,866)	(28,097,866)

Total comprehensive loss from inception to December 31, 2002	—	—	—	—	—	—	—	—	—	—	—	—	$(28,097,866)

Balance, December 31, 2002	—	—	3,415,741	34,157	22,894,864	—	—	—	(69,409)	—	(28,097,866)	(5,238,254)

											(Continued)

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

	Redeemable		Stockholders’ Deficit
	Convertible										Deficit
	Preferred Stock,		Common Stock					Note		Accumulated	Accumulated
	$.01 Par Value		$0.01 Par Value			Treasury Stock		Receivable	Deferred Stock–	Other	During the	Total	Total
	Number of	Carrying	Number of		Additional Paid-	Number of		from	Based	Comprehensive	Development	Stockholders’	Comprehensive
	Shares	Value	Shares	Par Value	In Capital	Shares	Cost	Stockholder	Compensation	Loss	Stage	Deficit	Loss

Issuance of Series A redeemable convertible preferred stock, net of $259,843 of issuance costs	94,697	5,555,610	—	—	—	—	—	—	—	—	—	—
Issuance of Series A redeemable convertible preferred stock as stock-based compensation	6,476	349,704	—	—	—	—	—	—	—	—	—	—
Conversion of accounts payable, accrued expenses, and notes into Series A redeemable convertible preferred stock	19,144	1,033,871	—	—	—	—	—	—	—	—	—	—
Preferred stock dividends	—	560,926	—	—	(560,926)	—	—	—	—	—	—	(560,926)
Accretion of issuance costs	—	51,969	—	—	(51,969)	—	—	—	—	—	—	(51,969)
Issuance of restricted common stock	—	—	547,500	5,475	323,025	—	—	(295,650)	—	—	—	32,850
Stock-based compensation for nonemployee awards	—	—	—	—	73,773	—	—	—	—	—	—	73,773
Stock-based compensation for employee awards	—	—	—	—	—	—	—	—	959	—	—	959
Unamortized deferred compensation related to cancelled stock options	—	—	—	—	—	—	—	—	68,450	—	—	68,450
Net loss	—	—	—	—	—	—	—	—	—	—	(3,347,727)	(3,347,727)	(3,347,727)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	$(3,347,727)

Balance, December 31, 2003	120,317	7,552,080	3,963,241	39,632	22,678,767	—	—	(295,650)	—	—	(31,445,593)	(9,022,844)
Issuance of common stock upon exercise of stock options	—	—	329,332	3,293	191,456	—	—	—	—	—	—	194,749
Issuance of common stock upon exercise of warrants	—	—	33,951	340	54,660	—	—	—	—	—	—	55,000
Issuance of Series B redeemable convertible preferred stock and common stock warrants, net of $198,514 of issuance costs	52,670	6,542,786	—	—	211,000	—	—	—	—	—	—	211,000
Conversion of accounts payable into Series B redeemable convertible preferred stock	993	131,076	—	—	—	—	—	—	—	—	—	—

											(Continued)

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

	Redeemable		Stockholders’ Deficit
	Convertible										Deficit
	Preferred Stock,		Common Stock					Note		Accumulated	Accumulated
	$0.01 Par Value		$0.01 Par Value		Additional	Treasury Stock		Receivable	Deferred	Other	During the	Total	Total
	Number of	Carrying	Number of		Paid-In	Number of		from	Stock–Based	Comprehensive	Development	Stockholders’	Comprehensive
	Shares	Value	Shares	Par Value	Capital	Shares	Cost	Stockholder	Compensation	Loss	Stage	Deficit	Loss

Stock-based compensation for nonemployee awards	—	—	—	—	45,509	—	—	—	—	—	—	45,509
Preferred stock dividends	—	1,016,920	—	—	(1,016,920)	—	—	—	—	—	—	(1,016,920)
Accretion of issuance costs and warrants	—	295,212	—	—	(295,212)	—	—	—	—	—	—	(295,212)
Deferred stock-based compensation	—	—	—	—	728,550	—	—	—	(728,550)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	312,892	—	—	312,892
Net loss	—	—	—	—	—	—	—	—	—	—	(8,315,403)	(8,315,403)	(8,315,403)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	$(8,315,403)

Balance, December 31, 2004	173,980	15,538,074	4,326,524	43,265	22,597,810	—	—	(295,650)	(415,658)	—	(39,760,996)	(17,831,229)
Exercise of common stock options	—	—	126,169	1,262	74,439	—	—		—	—	—	75,701
Collection of note receivable from stockholder	—	—	—	—	—	—	—	295,650	—	—	—	295,650
Issuance of Series C redeemable convertible preferred stock, net of $1,106,800 of issuance costs	141,590	27,470,581	—	—	24,000	—	—	—	—	—	—	24,000
Series B warrant modification	—	(560,000)	—	—	560,000	—	—	—	—	—	—	560,000
Preferred stock dividends	—	2,416,820	—	—	(2,416,820)	—	—	—	—	—	—	(2,416,820)
Accretion of issuance costs and warrants	—	370,270	—	—	(370,270)	—	—	—	—	—	—	(370,270)
Stock-based compensation for nonemployee awards	—	—	—	—	166,728	—	—	—	—	—	—	166,728
Deferred stock-based compensation	—	—	—	—	3,576,800	—	—	—	(3,576,800)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	2,672,488	—	—	2,672,488
Unrealized holding loss on available-for-sale investments	—	—	—	—	—	—	—	—	—	(10,351)	—	(10,351)	(10,351)
Net loss	—	—	—	—	—	—	—	—	—	—	(18,300,820)	(18,300,820)	(18,300,820)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	$(18,311,171)

Balance, December 31, 2005	315,570	45,235,745	4,452,693	44,527	24,212,687	—	—	—	(1,319,970)	(10,351)	(58,061,816)	(35,134,923)
Adoption of SFAS 123(R)	—	—	—	—	(798,146)	—	—	—	925,346	—	—	127,200
Exercise of common stock options	—	—	144,564	1,446	89,793	—	—	—	—	—	—	91,239
Warrants issued in conjunction with convertible notes payable	—	—	—	—	954,758	—	—	—	—	—	—	954,758
Preferred stock dividends	—	1,894,904	—	—	(1,894,904)	—	—	—	—	—	—	(1,894,904)
Accretion of issuance costs	—	241,476	—	—	(241,476)	—	—	—	—	—	—	(241,476)
Stock-based compensation for nonemployee awards	—	—	—	—	504,713	—	—	—	—	—	—	504,713
Stock-based compensation for employee awards	—	—	—	—	737,349	—	—	—	—	—	—	737,349
Unrealized holding gain on available-for-sale investments	—	—	—	—	—	—	—	—	—	9,831	—	9,831	9,831
Net loss	—	—	—	—	—	—	—	—	—	—	(18,985,178)	(18,985,178)	(18,985,178)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	$(18,975,347)

Balance, September 30, 2006	315,570	$47,372,125	4,597,257	$45,973	$23,564,774	—	$—	$—	$(394,624)	$(520)	$(77,046,994)	$(53,831,391)

See notes to consolidated financial statements.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

						Period From
						January 10, 1997
						(Date of Inception)
				Nine Months Ended		Through
	Year Ended December 31,			September 30,		September 30,
	2003	2004	2005	2005	2006	2006
				(Unaudited)

Cash flows from operating activities:
Net loss	$(3,347,727)	$(8,315,403)	$(18,300,820)	$(11,392,714)	$(18,985,178)	$(77,046,994)
Adjustments to reconcile net loss to cash used in operating activities, net of acquisition:
Noncash interest expense on promissory notes payable to stockholders	28,600	—	22,814	—	121,583	174,097
Depreciation and amortization	92,712	106,206	139,276	95,563	210,107	10,885,202
Stock-based compensation expense	492,886	358,403	2,839,216	2,058,563	1,369,262	9,836,749
Deferred rent	—	(45,140)	(45,140)	(33,854)	(33,854)	(124,134)
Other	—	—	—	—	—	4,787
Changes in assets and liabilities, net of the acquisition of Zebra Pharmaceuticals, Inc.
Accounts receivable	(13,014)	(37,087)	(244,128)	(251,342)	321,278	52,832
Prepaid expenses and other current assets	(4,356)	(50,371)	(44,594)	(146,640)	(449,106)	(569,784)
Accounts payable	(119,233)	992,914	31,848	(63,519)	(868,647)	626,571
Accrued expenses and other	(219,743)	951,180	836,628	(42,033)	3,280,916	5,275,516
Accounts payable and accrued expenses-related parties	63,600	(142,270)	570,338	104,437	(356,560)	498,441
Deferred revenue — government grants	—	14,233	(14,233)	19,062	—	—

Net cash used in operating activities	(3,026,275)	(6,167,335)	(14,208,795)	(9,652,477)	(15,390,199)	(50,386,717)

Cash flows from investing activities:
Purchase of investments	—	—	(14,573,165)	(8,762,232)	—	(14,573,165)
Proceeds from matured investments			2,000,000	—	12,572,645	14,572,645
Purchase of property and equipment	(26,148)	(202,542)	(226,945)	(133,606)	(619,668)	(1,623,116)
Collection of advance and note receivable for stockholder	—	—	—	—	—	135,500
Net cash received on acquisition of Zebra Pharmaceuticals, Inc.	—	—	—	—	—	171,560

Net cash (used in) provided by investing activities	(26,148)	(202,542)	(12,800,110)	(8,895,838)	11,952,977	(1,316,576)

Cash flows from financing activities:
Offering costs	—	—	—	(273,516)	(9,346)	(9,346)
Advances received for stock subscription — net	2,072,511	—		—	—	5,314,619
Proceeds from issuance of notes payable — net of issuance costs	—	—	4,992,500	4,992,500	14,950,000	19,942,500
Proceeds from issuance of notes payable to stockholders and issuance of warrants	—	700,000	375,000	375,000	—	1,645,000
Payment on notes payable	—	(120,392)	(185,141)	(143,550)	(1,090,011)	(1,395,544)
Proceeds from sale of Series A redeemable convertible preferred stock — net of issuance costs	2,663,207	—	295,650	—	—	2,958,857
Proceeds from sale of Series B redeemable convertible preferred stock — net of issuance costs	—	4,681,275	—	—	—	4,681,275
Proceeds from sale of Series C redeemable convertible preferred stock — net of issuance costs	—	—	26,419,581	26,419,581	—	26,419,581
Payments on capital lease obligations	(18,735)	(5,101)		—	—	(74,999)
Proceeds from exercise of common stock options and warrants	—	249,749		50,713	91,239	416,689
Proceeds from sale of common stock and warrants, net of issuance costs	—	—	75,701	—	—	8,168,215
Proceeds from sale of restricted stock	32,850	—	—	—	—	32,850
Repurchase of common stock	—	—	—	—	—	(50,400)
Repayment of loan payable	—	—	—	—	—	(20,000)
Repayment of installment note payable	—	—	—	—	—	(10,804)

Net cash provided by financing activities	4,749,833	5,505,531	31,973,291	31,420,728	13,941,882	68,018,493

						Period From
						January 10, 1997
						(Date of Inception)
				Nine Months Ended		Through
	Year Ended December 31,			September 30,		September 30,
	2003	2004	2005	2005	2006	2006
				(Unaudited)

Net increase (decrease) in cash and cash equivalents	1,697,410	(864,346)	4,964,386	12,872,413	10,504,660	16,315,200
Cash and cash equivalents — beginning of period	13,090	1,710,500	846,154	846,154	5,810,540	—

Cash and cash equivalents — end of period	$1,710,500	$846,154	$5,810,540	$13,718,567	$16,315,200	$16,315,200

Supplemental disclosures of cash flows information:
Cash paid for interest	$3,052	$3,104	$67,184	$1,668	$300,742	$427,066

Noncash investing and financing activities:
Notes payable to stockholders including accrued interest of $55,000 converted into Series A redeemable convertible preferred stock	$605,000	$—	$—	$—	$—	$605,000
Accrued expenses and accounts payable converted into redeemable convertible preferred stock	79,167	131,076	—	—	—	210,243
Leasehold improvements paid by landlord	203,127	—	—	—	—	203,127
Issuance of notes payable for prepaid insurance and conversion of accrued expenses	—	274,000	67,986	—	—	341,986
Property and equipment included in accounts payable	122,532	21,169	47,778	10,744	7,925	7,925
Issuance of 349,525 shares of common stock and 354,200 stock options on acquisition of Zebra Pharmaceuticals, Inc., net of cash received	—	—	—	—	—	10,041,257
Acquisition of equipment under capital lease obligations	—	—		—	—	74,999
Deferred stock offering costs included in accounts payable and accrued expenses	—	—	—	—	111,405	111,405

See notes to consolidated financial statements.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS AND OPERATIONS

Nature of Business — Molecular Insight Pharmaceuticals, Inc. (the “Company”) was incorporated in January 1997 and is a biopharmaceutical company focused on the research, development and commercialization of innovative molecular imaging pharmaceuticals and targeted radiotherapeutics designed to improve patient diagnosis, treatment and management. The Company is based in Cambridge, Massachusetts.

Development Stage Company — The Company’s revenue generating activities have been limited to research and development services pursuant to certain governmental research and development grants, and no revenues have been recorded from the sale of products from its planned principal business activity. Accordingly, the Company is classified as a development stage company.

Basis of Presentation — The Company’s consolidated financial statements have been presented on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred significant net losses and negative operating cash flows since inception. As of September 30, 2006, the Company had an accumulated deficit of $77.0 million, and a stockholders’ deficit of $53.8 million. The Company incurred net losses of $18.3 million and $19.0 million and used $14.2 million and $15.4 million in cash flows from operating activities during the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. As of September 30, 2006, the Company had $16.3 million of cash and cash equivalents and working capital of $8.6 million. The Company will require significant additional funds to conduct clinical and non-clinical trials, achieve regulatory approvals and, subject to such approvals, commercially launch its products. The Company expects to incur additional significant losses and negative operating cash flows for the foreseeable future and, as a result, it will require additional capital to fund its operations and execute its business plan. These factors give rise to substantial doubt about the Company’s ability to continue as a going concern.

Management Plans — The Company has funded its operations through September 30, 2006 through the issuance of redeemable convertible preferred stock, the issuance of common stock, the issuance of convertible and other notes payable to certain stockholders and financial institutions and revenues earned from government research and development grants. The Company’s long-term success is dependent on obtaining sufficient capital to fund the research and development of its products, to bring about their successful commercial release, to generate revenue and, ultimately, attain profitable operations. As noted in Note 6, on September 28, 2006 and October 4, 2006, the Company issued convertible notes payable of $15.0 million and $0.4 million, respectively, which mature in three years, to provide additional cash to fund operations. The Company believes that its available cash and cash equivalents including the proceeds from the convertible notes discussed in Note 6 will be sufficient to finance its working capital and capital requirements through at least the first quarter of 2007.

To achieve its business plan, the Company will be required to raise additional funds through public or private financings, strategic relationships or other arrangements. It can not be assured that such funding, if needed, will be available on terms attractive to the Company, or at all. In addition, any financing may be dilutive to stockholders and may involve restrictive covenants. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategy.

Other Risks and Uncertainties — The Company is also subject to other risks common to companies in the biopharmaceutical industry including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approval requirements, commercialization of its potential products, uncertainty of market acceptance of products, competition from larger companies, ability to reach commercial production of its product candidates, and the need to obtain additional financing.

Reclassification — The Company has reclassified certain legal costs that were previously included in general and administrative expenses to general and administrative expenses — related parties for the nine months ended September 30, 2006 and for the period from January 10, 1997 (date of inception) through September 30, 2006.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The consolidated financial statements include the accounts of the Company, its wholly owned subsidiary, Biostream Therapeutics, Inc. (“BTI”) from the date of acquisition, February 29, 2000, and its subsidiary, ATP Therapeutics, Inc. (“ATP”), from the date of its incorporation on March 4, 1999 through its dissolution on October 26, 2005. ATP was formed as a joint venture by the Company and an independent physician to pursue pre-clinical development of certain patents held by the physician. The physician contributed a license on the patents to the joint venture for a 40.0% interest, and the Company received a 60.0% interest for its commitment to fund development. In September 2000, the Company purchased an additional 200,000 shares of unissued common stock of ATP for $1,000,000 thereby increasing its ownership interest to 63.6%. In October 2005, the Company acquired the remaining 36.4% of ATP in exchange for all rights to ATP’s intellectual property and written records. ATP was dissolved due to its inactive status on October 26, 2005. The Company recognized all of ATP’s losses as the Company has been ATP’s sole source of funding and the Company’s equity absorbed all losses. The minority interest in this investment was not material. Intercompany accounts and transactions for all subsidiaries have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and use assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates reflected in these financial statements include the estimated fair values of the Company’s common and redeemable convertible preferred stock, certain accruals and reserves, stock-based compensation and the valuation allowance recognized on the deferred tax assets.

Unaudited Interim Financial Statements — The consolidated statements of operations and cash flows for the nine months ended September 30, 2005 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the Company’s results of operations and cash flows for the nine months ended September 30, 2005. The results of operations for the interim period are not necessarily indicative of the results to be expected for any other interim period or any fiscal year.

Revenue Recognition — The Company recognizes revenue from government grants for research and development as services are performed provided contractual agreements exist, the fees are fixed or determinable and the collection is probable. Amounts recognized are limited to amounts due from the grantor based upon the contract or grant terms. The Company has been awarded government grants

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from the National Institutes of Health (“NIH”) to provide research services related to certain areas of the Company’s research. Such grants are generally on a cost sharing basis with the Company also contributing to the costs of research. Payments received in advance of costs being incurred are recorded as deferred revenue.

Under the terms of the NIH grants, the Company has all right, title and interest in its patents, copyrights and data pertaining to its product development, subject to certain rights of the government. Under existing regulations, the government receives a royalty-free license for federal government use for all patents developed under a government grant. In addition, under certain circumstances the government may require the Company to license technology resulting from the government-funded projects to third parties and may require that the Company manufacture its product in the United States. However, ownership in such technology remains with the Company.

Funding of government grants is subject to government appropriation and all of these grants contain provisions which allow for termination at the convenience of the government. These grants require the Company to comply with certain government regulations. Management believes that the Company has complied with all regulations that, if not met, could have a material adverse impact on the Company’s consolidated financial statements or the Company’s eligibility for future grant awards.

Research and Development — Research and development expense consists of expenses incurred in developing and testing product candidates. These expenses consist primarily of salaries and related expenses for personnel, fees paid to professional service providers in conjunction with independently monitoring clinical trials and acquiring and evaluating data in conjunction with clinical trials, costs of contract manufacturing services, costs of materials used in clinical trials and research and development, depreciation of capital assets used to develop products and costs of facilities. Research and development costs, including those incurred and supported with government grants, are expensed as incurred and included under such caption in the accompanying consolidated statements of operations. Certain research and development activities are partially funded with government grants, which are recognized as revenue.

Cash and Cash Equivalents — Cash and cash equivalents include cash and highly liquid investments (primarily money market funds) purchased within three months of the maturity date.

Investments — Investments consist of marketable securities which have a maturity date greater than three months when purchased and are available for operating purposes. These investments are recorded at fair value and accounted for as available-for-sale securities with any unrealized gains or losses reported as a separate component of stockholders’ deficit. As of December 31, 2005, short-term investments consist of corporate bonds and commercial paper. The fair value approximates the carrying value as of December 31, 2005, due to the short-term nature of these investments, with the adjustment from amortized cost included in accumulated other comprehensive loss.

Deferred Stock Offering Costs — Costs directly associated with the Company’s filing of amendment No. 2 of its pending initial public offering (“Offering”) of securities are capitalized and recorded in deferred stock offering costs. The Company filed its initial Form S-1 with the Securities and Exchange Commission on November 8, 2005; with amendment No. 1 filed on January 19, 2006. Subsequent to the filing of amendment No. 1, the Company decided to postpone the offering, and expensed $2.2 million and $720,000 of offering costs during the year ended December 31, 2005 and the nine months ended September 30, 2006 related to the initial filing and amendment No. 1. It is the Company’s intention to refile an additional amendment in 2006 and to continue to proceed to closing its pending initial public offering. Deferred offering costs relating to amendment No. 2 were

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately $120,751 as of September 30, 2006. Upon completion of the pending initial public offering, such costs will be recorded as a reduction of the proceeds received in arriving at the amount to be recorded in stockholders’ deficit. If a successful offering no longer appears probable, such costs will be expensed.

Property and Equipment — Property and equipment are recorded at cost. Depreciation and amortization is provided using the straight-line method over the estimated lives of the related assets or over the term of the lease (for leasehold improvements and leased equipment), if shorter as follows: lab and other equipment — 3 years; furniture and fixtures — 5 years; leasehold improvements — 2.5 years.

Other Assets — Other assets include $57,500 of debt issuance costs incurred in connection with the Loan and Security Agreement with Ritchie Multi-Strategy Global, LLC (see Note 6) which has been capitalized and is being amortized as a component of interest expense over the term of the debt. As of December 31, 2005 and September 30, 2006, the carrying amount for these costs was $49,540 and $28,133, respectively, $5,306 and $24,060 having been amortized as a component of interest expense through these respective dates.

Licensed Patent Rights — On February 29, 2000, the Company acquired all of the outstanding stock of BTI, which was accounted for under the purchase method of accounting. The acquired licensed patent rights of $9.8 million were assigned a three year useful life and were fully amortized as of December 31, 2002.

Impairment of Long-Lived Assets — The Company reviews its long-lived assets for possible impairment when events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses have been recognized through September 30, 2006.

Income Taxes — Deferred tax assets and liabilities relate to temporary differences between financial reporting and income tax bases of assets and liabilities and are measured using enacted tax rates and laws expected to be in effect at the time of their reversal. Valuation allowances are established, when necessary, to reduce the net deferred tax asset to the amount more likely than not to be realized. For interim reporting periods, the Company uses the estimated annual effective tax rate.

Stock-Based Compensation — On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, (“SFAS 123(R)”) to account for stock-based awards. SFAS 123(R) addresses accounting for share-based awards, including shares issued under employee stock purchase plans, stock options, and share-based awards with compensation cost measured using the fair value of the awards issued. In accordance with SFAS 123(R), the Company recognizes compensation cost for granted, but unvested awards, new awards and awards modified, repurchased or cancelled after the required effective date.

Prior to January 1, 2006, the Company accounted for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no compensation expense was recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair value of the Company’s common stock at the date of grant. Prior to the adoption of SFAS 123(R), all stock-based awards to non-employees were accounted for at their fair value in accordance with SFAS 123, Accounting for Stock-Based Compensation and Emerging Issues Task Force

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(“EITF”) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

The Company has recorded stock-based compensation under SFAS 123(R) using the modified prospective method for the unvested portion of stock-based awards granted after being considered a public company (November 8, 2005). However, the Company will continue to record compensation cost on awards granted prior to November 8, 2005 following the provisions of APB Opinion No. 25, using the prospective method of SFAS 123(R) for awards granted while not considered a public company. For awards after January 1, 2006, the Company has elected to recognize compensation cost for awards with service conditions on a straight line basis over the requisite service period. Prior to the adoption of SFAS 123(R), the Company used the straight-line method of recognition for all awards. As a result of adoption of SFAS 123(R), the Company has recognized additional compensation cost in the nine months ended September 30, 2006 of $121,318 (or $0.03 per basic and diluted share) over what would have been recognized using the intrinsic value method under APB Opinion No. 25. There was no impact on the presentation in the consolidated statements of cash flows as no excess tax benefits have been realized subsequent to adoption.

Prior to adopting SFAS 123(R), the Company followed the disclosure provisions of SFAS No. 123, for all employee stock-based awards. For purposes of the pro forma disclosure, the fair value of each employee option grant was determined using the Black-Scholes option pricing model. Prior to filing the Company’s registration statement, the Company used the minimum value method, which includes the use of a zero volatility factor. Subsequent to the initial filing of the registration statement, the Company used an estimated volatility factor based upon comparable companies. The assumptions used for all grants during the applicable periods presented are as follows:

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005
				(Unaudited)

Risk-free interest rate	2.44%	2.84%	3.85%	3.73%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Expected option life	4 years	4 years	4 years	4 years
Expected stock volatility (minimum value method)	0.0%	0.0%	0.0%	0.0%
Expected stock volatility (fair value method)			65%	65%

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The pro forma impact on reported net loss attributable to common stockholders using the minimum value method provided by SFAS No. 123 was as follows:

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005
				(unaudited)

Net loss attributable to common stockholders, as reported	$(3,960,622)	$(9,627,535)	$(22,347,457)	$(14,164,514)
Add back: stock-based employee compensation expense included in reported net loss	338,904	312,892	2,839,216	1,970,683
Deduct: stock-based employee compensation expense determined under fair value method	(486,248)	(70,407)	(2,854,531)	(264,547)

Pro forma net loss attributable to common stockholders	$(4,107,966)	$(9,385,050)	$(22,362,772)	$(12,458,378)

Net loss per share attributable to common stockholders:
As reported	$(1.13)	$(2.55)	$(5.30)	$(3.38)

Pro forma	$(1.17)	$(2.49)	$(5.31)	$(2.97)

Net Loss Per Share — Basic and diluted net loss per common share is calculated by dividing the net loss applicable to common stockholders by the weighted average number of unrestricted common shares outstanding during the period. Diluted net loss per share is the same as basic net loss per share, since the effects of potentially dilutive securities are anti-dilutive for all periods presented. Anti-dilutive securities, which consist of redeemable convertible preferred stock, common stock issuable upon conversion of accrued cumulative dividends on preferred stock, stock options, warrants and convertible debt that are not included in the diluted net loss per share calculation, aggregated approximately 6,235,413, 7,982,073 and 13,852,403 potential common shares as of December 31, 2003, 2004 and 2005, respectively, and 13,698,532 (unaudited) and 17,125,821 as of September 30, 2005 and 2006, respectively. In addition, unvested common stock pursuant to restricted stock awards are excluded from the calculation of basic loss per share until such shares vest but are included in diluted net loss per share if inclusion is not antidilutive.

The Company’s redeemable convertible preferred stock accrues dividends (see Note 8) that may either be paid in cash or in common stock at the election of the holder. If conversion is elected, the number of shares into which the dividends may be converted is based upon the conversion ratio for the redeemable convertible preferred stock and may result in the holders of the redeemable convertible preferred stock receiving common stock with a fair value that is greater than the recorded amount of accrued dividends. If the conversion feature of the accrued dividends has an intrinsic value greater than the dividend earned, the beneficial conversion feature is recognized and treated as a distribution to preferred stockholders for purposes of net loss per share calculations.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Redeemable convertible preferred stock dividends and accretion of issuance costs, and any beneficial conversion feature for each period presented in the accompanying consolidated statement of operations are as follow:

						Period From
						January 10, 1997
				Nine Months Ended		(Date of Inception)
	Year Ended December 31,			September 30,		Through
	2003	2004	2005	2005	2006	September 30, 2006
				(Unaudited)

Preferred stock dividends	$560,926	$1,016,920	$2,416,820	$1,790,407	$1,894,904	$5,889,570
Accretion of issuance costs	51,969	126,412	288,033	190,636	241,476	707,890
Accretion of warrants	—	168,800	82,237	82,237	—	251,037
Beneficial conversion stock dividend	—	—	1,259,547	708,520	749,149	2,008,696

Redeemable convertible preferred stock dividends and accretion of issuance costs	$612,895	$1,312,132	$4,046,637	$2,771,800	$2,885,529	$8,857,193

Concentration of Credit Risk and Significant Customers — Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments. The Company’s cash and cash equivalents were held at two financial institutions at December 31, 2005 and September 30, 2006. The Company’s cash and cash equivalents were held at one financial institution at December 31, 2004. The investments were held at one financial institution at December 31, 2005. Management believes that the financial institutions are of high credit quality. All of the Company’s research and development revenue is from a single United States government agency.

Guarantees: Indemnified Obligations — The Company’s Articles of Organization, By-Laws and agreements with officers and directors provide that the Company indemnify its officers and directors for certain events or occurrences that happen by reason of the fact that the officer or director is, was, or has agreed to serve as an officer or director of the Company. The term of the indemnification period is for the officer or director’s lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

The Company leases office space under a non-cancelable operating lease (see Note 10). The Company has indemnification arrangements under this lease that require the Company to indemnify the landlord against claims, actions or damages incurred in connection with the premises covered by the Company’s lease and the Company’s use of the premises.

The Company had not experienced any losses related to these indemnification obligations, and no claims with respect thereto were outstanding through September 30, 2006. The Company does not expect significant claims related to these indemnification obligations, and consequently concluded that the fair value of these obligations is negligible and no related reserves were established in any period presented in the accompanying consolidated financial statements.

Fair Value of Financial Instruments — The carrying amounts of the Company’s financial instruments, which include cash equivalents, investments, accounts receivable, accounts payable, accrued expenses approximate their fair values due to their short-term nature. The fair value of the Company’s notes payable approximates $18,956,569.

Segments — The Company conducts its operations and manages its business as one operating segment.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recent Accounting Pronouncements — In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainties in income taxes recognized in an enterprise’s financial statements. FIN 48 requires that the Company determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the “more likely than not” recognition criteria, FIN 48 requires the tax position be measured at the largest amount of benefit greater than 50 percent likely of being realized upon ultimate settlement. This accounting standard is effective for fiscal years beginning after December 15, 2006. The Company does not believe the effect, if any, of adopting FIN 48 will have a material impact on the Company’s financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which establishes a framework for measuring fair value and expands disclosures about the use of fair value measurements and liabilities in interim and annual reporting periods subsequent to initial recognition. Prior to the issuance of SFAS 157, which emphasizes that fair value is a market-based measurement and not an entity-specific measurement, there were different definitions of fair value and limited definitions for applying those definitions in GAAP. SFAS 157 is effective for the Company on a prospective basis for the reporting period beginning January 1, 2008. The Company does not believe the effect, if any, of adopting SFAS 157 will have a material impact on the Company’s financial position and results of operations.

3.	STOCK-BASED COMPENSATION

Stock Option Plan — The Company’s stock-based awards include common stock options, common stock warrants and restricted common stock. In 1997, the Company’s stockholders and Board of Directors approved the 1997 Stock Option Plan (the “1997 Plan”). Under the 1997 Plan, the Board of Directors may grant incentive stock options and nonqualified stock options to officers, directors, and other key employees of the Company, its subsidiaries and non-employees and consultants. The 1997 Plan permits the Board of Directors to determine the number of options, the exercise price, the vesting schedule and the expiration date of stock options. The 1997 Plan provides that the exercise price of each incentive stock option must be at least equal to 100% of the estimated fair market value of the common stock on the grant (110% of fair market value in the case of stockholders who, at the time the option is granted, own more than 10% of the total outstanding common stock), and requires that all such options have an expiration date before the tenth anniversary of the grant date of such options (or the fifth anniversary of the date of grant in the case of 10% stockholders). Options typically expire 10 years from the date of grant and generally vest over a period of four years from the date of grant. In May 2006, the Board of Directors voted to amend the 1997 Plan by increasing the reserved shares by 666,667, which was subsequently approved by stockholders in August 2006 to allow for a total of 2,833,333 shares issuable under the 1997 Plan. As of December 31, 2005 and September 30, 2006, the Company had 194,160 and 305,127 shares of common stock, respectively available for future grant under the 1997 Plan. The Company satisfies share option exercises and issuance of share awards through the issuance of new shares.

SFAS 123(R) — On January 1, 2006, the Company adopted the provisions of SFAS 123(R). The Company has computed stock-based compensation under SFAS 123(R) for options granted using the Black-Scholes option pricing model for the nine-months ended September 30, 2006. In using the Black-Scholes option pricing model, the Company makes certain assumptions with respect to the estimated lives of the awards, expected volatility of the common stock during the expected option life, risk free interest rates, and dividend rates.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The assumptions used are as follows:

Nine Months Ended
September 30, 2006

Risk free interest rates	4.33% to 5.01%
Expected dividend yield	0%
Expected forfeiture rate	1.45%
Expected life	6.25 years
Expected volatility	65.02% to 68.60%

The weighted average expected volatility is 65.80% for the nine months ended September 30, 2006. The weighted average expected option term for the nine months ended September 30, 2006 reflects the application of the simplified method set forth in the Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 107, which was issued in March 2005. The simplified method defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches.

The Company based its estimate of expected volatility using volatility data from comparable public companies in similar industries and markets because there is currently no public market for the Company’s common stock, and therefore a lack of market based company-specific historical and implied volatility information. The Company intends to continue to consistently apply this process using the same or similar entities until a sufficient amount of historical information regarding the volatility of its own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to the Company.

Stock-based compensation expense for each period presented in the accompanying consolidated statements of operations are as follows (no amounts have been capitalized in any period):

						Period From
						January 10, 1997
				Nine Months Ended		(Date of Inception)
	Year Ended December 31,			September 30,		Through
	2003	2004	2005	2005	2006	September 30, 2006
				(Unaudited)

Stock-based compensation charged to:
Research and development	$222,526	$24,705	$146,176	$90,694	$97,920	$2,111,928
Research and development — related parties	13,855	23,156	83,406	47,814	(5,479)	111,540
General and administrative	256,505	310,542	2,609,634	1,920,055	1,276,821	7,613,281

	$492,886	$358,403	$2,839,216	$2,058,563	$1,369,262	$9,836,749

2003 Awards — In May of 2003, certain employees and nonemployees cancelled their stock option agreements with exercise prices ranging from $1.20 to $15.00 per share with a weighted-average exercise price of $6.54. A total of 371,757 options were cancelled for employees and 61,733 for nonemployees. Unamortized deferred stock-based compensation as of May 2003 of $68,450 was expensed upon cancellation. The Company granted, 181 days after cancellation, options having the

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

same terms and with an exercise price equal to the then fair value of the Company’s common stock on such date. Accordingly, in December 2003 the Company issued to these same employees and nonemployees options to purchase 371,757 and 61,733 shares of common stock, respectively with an exercise price of $0.60 per share, the then estimated fair value per share on the date of grant. The vesting and exercise periods for these newly issued options were consistent with the vesting and exercise period on the cancelled shares, with the exception of the employees’ options, which have an exercise period of 10 years. Also in 2003, the Company granted stock options for the purchase of 130,129 shares of common stock to nonemployees, all with an exercise price of $0.60 per share. Vesting for these options were either immediate or for terms up to four years. No incremental stock-based compensation resulted from the cancellation and re-grant of employee options.

In 2003, the Company also issued 6,476 shares of Series A redeemable convertible preferred stock in lieu of cash compensation to certain officers and employees. The fair value of the stock of $349,704 was recorded as stock-based compensation expense in the year ended December 31, 2003.

During 2003, the Company issued to the Chief Executive Officer 547,500 shares of restricted common stock in exchange for $32,850 in cash and the issuance of a partial recourse (50%), non interest bearing note receivable for $295,650. These shares are subject to Stock Restriction and Stock Pledge Agreements. Under the original terms of these Agreements, the shares vest through February 7, 2007 and if the Chief Executive Officer were to terminate employment for any reason prior to February 7, 2007, any unvested shares are repurchasable by the Company at the original issuance price or a price determined based upon a formula that changes upon the termination circumstances. The agreements were amended on December 12, 2005 to set the repurchase price to be paid to the officer upon termination at $0.60 per share (the original purchase price per share). All other terms remained unchanged. As of December 31, 2005, 410,625 of these shares are vested. Every quarter another 27,375 shares are scheduled to vest. The underlying shares issued to the Chief Executive Officer were subject to variable accounting treatment until a measurement date occurred that fixed the terms, which occurred on December 12, 2005 upon the repayment of the related officer loan. There was no compensation expense in 2003 relating to these shares because the fair value of the shares on the issuance date and December 31, 2003 was the same. However, due to an increase in the fair value of the shares, the Company recorded deferred stock-based compensation of $591,300 and $3,022,200, respectively and $325,215 and $2,490,138, respectively of compensation expense (included in general and administrative expense) for this award for the years ended December 31, 2004 and 2005, respectively. The amendment fixed the amount of compensation to be an aggregate of $3,613,500, with the remaining deferred amount of $798,146 at December 31, 2005. On January 1, 2006, upon adoption of SFAS 123(R), the grant date fair value of non-vested shares using the Black-Scholes model was $907,123, which will be charged to compensation expense on a straight line basis through the final vesting date of February 7, 2007. The assumptions used in the Black-Scholes model were: risk-free rate of 4.29%, expected volatility of 65% and no dividends. The stock based compensation expense related to the option award for the nine months ended September 30, 2006 was $616,031.

2004 and 2005 Awards — During 2004 and 2005, the Company granted stock options to purchase 14,268 and 27,500 shares, respectively, of common stock to nonemployees at an exercise price of $0.60 and $1.20 per share, respectively. The Company recorded stock-based compensation expense relating to these awards of $12,770 and $66,094 in 2004 and 2005, respectively, using the fair value method and based on the Black-Scholes option-pricing model with the following assumptions: estimated useful life of 10 years, average risk-free interest rate of 4.23%, volatility of 66% and no expected dividends.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company also granted stock options during 2004 and 2005 to purchase 127,083 and 628,750 shares, respectively, of common stock to employees at an exercise price of $0.60 and between $1.20 and $7.20 per share, respectively. The stated exercise prices were determined to be below the fair value of the common stock on the measurement dates for awards from January 1, 2004 through July 1, 2005. As a result, the Company recorded deferred stock compensation of $137,250 in 2004 and $554,598 in 2005 for the difference between the exercise price per share and the fair value per share at the respective grant dates. Compensation expense related to stock options granted to the employees was $17,243, $152,781, $106,781 (unaudited) and $248,518 for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2005 and 2006, respectively. As of December 31, 2004 and 2005 and September 30, 2006, the Company had an aggregate of $120,006, $517,124, and $394,624, respectively of unamortized stock-based compensation remaining to be amortized related to these awards. As of September 30, 2006, the remainder of compensation expense is expected to be recognized over the next three years.

During 2005, the Company granted to three executive officers options providing for the purchase of 213,333 shares of common stock at $1.20 per share. Options for the purchase of 106,667 shares vest ratably over a four year period and the remaining 106,666 shares vest upon the earlier of the fourth anniversary of the grant date or the achievement of performance milestones (including an initial public offering of the Company’s common stock, regulatory approvals and other performance objectives).

Additional options to purchase 443,250 common shares between $1.20 and $7.20 per share were issued during 2005 to other employees and consultants and vest over four years.

2006 Awards — In March of 2006, the Company granted fully vested options for the purchase of 123,200 common shares at $0.60 per share in connection with a litigation matter (see Note 10). The estimated fair value was determined to be $517,000. In May of 2006, the Company granted to three executive officers options for the purchase of 275,000 common shares at $4.80 per share that vest over four years. Options to purchase 65,000 common shares at $4.80 per share were also issued to other employees and members of the Board of Directors and vest over four years and two years, respectively. In September, options to purchase 101,667 common shares at $5.22 per share were issued to employees and nonemployees and vest over four years.

Certain of the Company’s option agreements provide that in the event of a change in control of the Company, as defined, any unvested options will become immediately vested and exercisable. The total shares of common stock pursuant to such unvested options as of December 31, 2005 and September 30, 2006 were approximately 508,100 and 1,044,968, respectively.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information concerning all stock option activity for the years ended December 31, 2003, 2004, and 2005 and for the nine months ended September 30, 2006 is summarized as follows:

			2004
	2003			Weighted	2005		September 30, 2006
		Weighted		Average		Weighted		Weighted
		Average		Exercise		Average		Average
		Exercise		Price		Exercise		Exercise
	Number of	Price per	Number of	per	Number of	Price per	Number of	Price per
	Shares	Share	Shares	Share	Shares	Share	Shares	Share

Options outstanding beginning of period	564,007	$5.76	1,192,323	$0.78	1,002,675	$0.84	1,517,006	$1.74
Granted	1,083,806	0.60	141,351	0.60	656,583	2.82	564,867	3.96
Exercised			(329,332)	0.60	(126,169)	0.60	(144,564)	0.66
Forfeited	(22,000)	5.40	(1,667)	0.60	(16,083)	1.20	(6,667)	0.60
Cancelled	(433,490)	6.60	—	—	—	—	(2,500)	6.90

Options outstanding end of period	1,192,323	$0.78	1,002,675	$0.84	1,517,006	$1.74	1,928,142	$2.40

Options exercisable	750,774	$0.84	578,507	$0.96	636,158	$0.92	883,174	$1.14

Options available for grant	974,344		834,660		194,160		305,127

Weighted average fair value of options granted during the period		$0.06		$1.20		$2.49		$4.86

The total intrinsic value of outstanding options as of September 30, 2006 was $1,238,335. The total intrinsic value of options exercised for the nine months ended September 30, 2006 was $602,929.

Information concerning restricted stock activity for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2006 is summarized as follows:

	2003		2004		2005		September 30, 2006
		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
	Number of	Grant Date	Number of	Grant Date	Number of	Grant Date	Number of	Grant Date
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Outstanding at beginning of period	—	—	355,875	$0.60	246,375	$0.60	136,875	$0.60
Granted	547,500	$0.60	—	—	—	—	—	—
Vested	(191,625)	0.60	(109,500)	0.60	(109,500)	0.60	(82,125)	0.60

Outstanding at end of period	355,875	$0.60	246,375	$0.60	136,875	$0.60	54,750	$0.60

The total fair value of shares vested during the years ended December 31, 2003, 2004, 2005 and for the nine months ended September 30, 2005 and 2006 was $114,975, $183,960, $538,740, $341,640 (unaudited) and $544,292, respectively. The weighted average remaining contractual term of the restricted stock is five months. The total compensation cost related to the unvested awards is $291,092, which will be recognized over the remaining term of five months.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes additional information about stock options outstanding at September 30, 2006:

		Weighted
		Average	Weighted		Weighted
	Number of	Remaining	Average	Number of	Average
	Options	Contractual	Exercise	Options	Exercise
Exercise Price	Outstanding	Life (Years)	Price	Exercisable	Price

$0.06	51,960	2.23		51,960
0.60	771,566	5.49		655,952
1.20	263,333	8.40		66,042
3.00	282,083	8.75		70,521
4.80	340,000	9.11		—
5.22	101,667	10.00		2,000
6.00	63,333	8.95		15,833
7.20	33,334	9.13		—
9.78	333	3.47		333
11.46	20,533	3.16		20,533

$0.06-$11.46	1,928,142	7.30	$2.40	883,174	$1.14

The following table summarizes certain information pertaining to options granted from January 1, 2004 through September 30, 2006:

				Intrinsic
				Value of
	Common Shares	Exercise Price	Fair Value of Common Stock	Awards at
Grant Date	Under Option	per Share	on Grant Date	Grant Date

05/13/04	126,351	$0.60	$1.68	$136,459
09/21/04	9,167	0.60	1.68	9,900
12/14/04	5,833	0.60	1.68	6,300
02/18/05	244,167	1.20	3.24	498,100
04/07/05	26,667	1.20	3.24	54,400
07/01/05	282,083	3.00	3.24	67,700
09/13/05	65,000	6.00	6.00	—
11/16/05	38,333	7.20	7.20	—
03/16/06	123,200	0.60	4.80	517,440
05/09/06	340,000	4.80	4.80	—
09/30/06	101,667	5.22	5.22	—

Exercise Prices — In determining the exercise prices for stock-based awards, the Company’s Board of Directors considers the estimated fair value of the common stock as of each grant date. The determination of the deemed fair value of the Company’s common stock involves significant assumptions, estimates and complexities that impact the amount of stock-based compensation. The estimated fair value of the Company’s common stock has been determined by the Board of Directors after considering a broad range of factors including, but not limited to, the illiquid nature of an investment in common stock, the Company’s historical financial performance and financial position, the Company’s significant accomplishments and future prospects, opportunity for liquidity events and, recent sale and offer prices

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the common and redeemable convertible preferred stock in private transactions negotiated at arm’s length.

In September 2005, the Board of Directors concluded, on a retrospective basis, that the fair value of the common stock on each measurement date in 2004 and through July 1, 2005 for measuring stock-based compensation was $1.68 and $3.24, respectively.

For the awards granted on September 13, 2005 and November 16, 2005, the Board of Directors determined, on a contemporaneous basis, the estimated fair value of the common stock to be $6.00 and $7.20 per share, respectively and options granted on these dates had exercise prices equal to $6.00 and $7.20 per share, respectively. These exercise prices were in excess of the retrospectively determined fair values on the relevant dates.

For awards granted on May 9, 2006 and September 30, 2006, the Board of Directors determined on a contemporaneous basis the estimated fair value of the common stock to be $4.80 and $5.22 per share, respectively.

4.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

			As of
	As of December 31,		September 30,
	2004	2005	2006

Lab and other equipment	$422,498	$534,085	$999,723
Furniture and fixtures	57,146	72,034	98,752
Leasehold improvements	678,041	433,690	521,149

Total property and equipment, at cost	1,157,685	1,039,809	1,619,624
Less accumulated depreciation and amortization	(778,882)	(546,730)	(756,836)

Property and equipment, net	$378,803	$493,079	$862,788

In 2003, the Company entered into a new lease for its current facility (see Note 10). The agreement provided for the landlord to pay approximately 67% or up to a maximum of approximately $205,000 of agreed-upon leasehold improvements. The improvements were completed in December 2003 and the space was placed into service in January 2004. The Company’s portion of leasehold improvements was $121,364 and the landlord’s portion was $203,127. The Company and landlord paid improvements are included in leasehold improvements. The landlord’s portion has been recorded with a corresponding liability recorded for deferred rent. The deferred rent is being amortized as an offset to rent expense over the remaining term of the lease. The current portion of the deferred rent is included in accrued expenses in the accompanying consolidated balance sheets and is shown in Note 5. The long-term portion of deferred rent is presented separately in the accompanying consolidated balance sheets.

Depreciation and amortization expense was $92,712, $106,206, $139,276, $95,563 (unaudited) and $210,107 for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006, respectively.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	ACCRUED EXPENSES

Accrued expenses consist of the following:

			As of
	As of December 31,		September 30,
	2004	2005	2006

Accrued bonuses	$521,095	$927,918	$1,200,565
Clinical trials	131,620	106,547	1,113,552
Professional fees	266,632	328,250	515,995
Accrued vacation	49,220	139,279	184,096
Deferred rent — current portion	45,140	45,140	45,140
Clinical trials materials	—	36,110	415,590
Commercial manufacturing	—	—	1,284,500
Accrued payroll	32,876	—	—
Accrued grant costs	—	173,041	—
Accrued marketing costs	—	100,000	—
Accrued loan interest	—	33,041	32,897
Accrued purchases	—	27,980	389,583
Other	51,547	59,491	82,545

Total	$1,098,130	$1,976,797	$5,264,463

6.	NOTES PAYABLE

Stockholder Notes Payable — In 2002, the Company issued unsecured notes payable (“Notes”) to two members of its Board of Directors (who are also officers and stockholders) totaling $550,000, bearing annual interest at 10%, all payable within one year. In addition, the Notes included detached warrants to purchase 33,951 shares of the Company’s common stock at $1.62 per share. The principal and accrued interest of $55,000 was converted in 2003 into 11,203 shares of Series A redeemable convertible preferred stock at $54.00 per share, the price at which that tranche of Series A redeemable convertible preferred stock had been issued. The fair value of the warrants on the date of grant was determined to be $2,200 using the Black-Scholes option-pricing model (and the following assumptions: life of two years (full term), volatility of 72% and a risk-free rate of interest of 1.45%). Accordingly, $2,200 was allocated to the warrants and recorded as a discount to the Notes and this debt discount was amortized to interest expense through 2003. The warrants were exercised in 2004 (see Note 9).

Commercial Notes Payable — In February, 2004 the Company issued an unsecured note payable to its former legal counsel for approximately $103,000, representing the then outstanding balance of invoices for professional services. The note, bearing no interest, was payable in monthly installments of $5,000 beginning in March 2004 until paid in full in November, 2005.

In 2004, the Company entered into two commercial financing agreements with a vendor to finance the payment of approximately $168,000 in insurance premiums for up to 12 months. Finance charges of approximately $3,000 (annual weighted average percentage rate of approximately 3.82%) was added to the principal.

In 2005, the Company entered into a financing agreement for the payment of approximately $102,000 of insurance premiums for up to 10 months until paid in full in May, 2006. A finance charge of

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately $2,800 (annual percentage rate of approximately 6.5%) was added to the principal. At September 30, 2006, all amounts have been repaid.

Convertible Notes Payable — In December of 2004, the Company issued an unsecured convertible note payable to a new investor for $700,000, due one year from the date of issuance, at an annual interest rate of 3%. The full outstanding principal amount of the note, plus accrued interest, had a mandatory conversion feature into either (i) preferred stock at a price per share at which a qualified financing, as defined, was completed subsequent to the issuance of the note but prior to maturity, or (ii) into shares of Series B redeemable convertible preferred stock at the rate of $132 per share, in the event the Company was unable to complete a qualified financing prior to maturity. In April, 2005, the principal and accrued interest of $5,586 were converted into 3,493 shares of Series C redeemable convertible preferred stock (“Series C”) at $202 per share, the price at which Series C had been issued (see Note 8).

In March of 2005, the Company issued unsecured convertible promissory notes to three existing stockholders (one being a member of the Board of Directors) for a total principal of approximately $375,000, due one year from the date of issuance, at an annual interest rate of 3%. The full outstanding principal amount of the notes, plus accrued interest, carried a mandatory conversion feature into either (i) preferred stock at a price per share at which a qualified financing, as defined, was completed subsequent to the issuance of the notes but prior to maturity, or (ii) into shares of Series B redeemable convertible preferred stock at the rate of $132 per share, in the event the Company was unable to complete a qualified financing prior to maturity. In April, 2005, the principal amount was converted into 1,983 shares of Series C redeemable convertible preferred stock at $202 per share, the price at which Series C had been issued (see Note 8).

Senior Note Payable — On September 30, 2005, the Company issued a $5 million note payable to Ritchie Multi-Strategy Global, LLC (“Ritchie”) pursuant to a Loan and Security Agreement (“Ritchie Note”), to be used for working capital and general corporate activities. The Ritchie Note is secured by a first priority security interest in the Company’s assets, excluding intellectual property and contains non-financial covenants. The Company was required to pay interest only through December 31, 2005, and, thereafter, the principal and interest is payable in equal monthly amounts over 35 months. The interest rate of the debt is 7.93%. In addition, as a condition to Ritchie extending the credit, the Company agreed to pay a fee to Ritchie in the amount of $250,000 should a liquidation event (as defined) occur prior to June 30, 2006 or $300,000 should a liquidation event occur subsequent to that date. A liquidation event is defined in the agreement as including, among other things, a change in control of the Company, a sale of all or substantially all of the Company’s assets or an initial public offering of the Company’s common stock. This fee was determined to be an embedded derivative which requires separate accounting and is presented separately in the accompanying consolidated balance sheet as “success fee derivative liability”. The estimated fair value of the success fee was determined to be $142,400 and $203,800 at December 31, 2005 and September 30, 2006, respectively. The derivative will be revalued at each reporting period with the charges recognized in earnings. The embedded derivative value was recorded as a debt discount and is being amortized over the life of the loan.

Convertible Notes Payable — On September 28, 2006 and October 4, 2006 the Company executed agreements to issue convertible notes (the “Convertible Notes”) in the amount of $15.0 million and $0.4 million, respectively with detachable warrants with existing shareholders and new third parties (Holders). The Convertible Notes are due three years from the date of issuance (the “Maturity Date”), and bear an interest rate of 8% per annum and is unsecured. The interest will be compounded quarterly and calculated on the basis of actual days elapsed based upon a 365-day year. Interest is payable on the Maturity Date. A beneficial conversion charge was not recognized as the effective conversion price

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exceeded the current stock value at the date the Convertible Notes were issued. The detachable warrants issued with the Convertible Notes were valued under a Black-Scholes model using a volatility factor of 64.92% which resulted in a debt discount of approximately $954,758. The discount was added to paid-in capital and will be amortized over the life of the Convertible Notes as additional interest expense.

Conversion:  In the event that a Qualified Public Offering, as defined, is completed on or prior to the Maturity Date or at any time such Convertible Notes are outstanding at the election of the holders, the full outstanding principal amount of these Convertible Notes plus accrued but unpaid interest will automatically be converted into that number of fully paid, validly issued and non-assessable shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) obtained by dividing (i) the Principal and all accrued interest at Maturity Date by (ii) $7.80. This number is subject to equitable adjustment in the event of a stock split, subdivision, reclassification or other similar transaction. No fractional shares of common stock shall be issued upon conversion of these Convertible Notes but a cash payment will be made with respect to any fraction of a share which would otherwise be issued upon the surrender of these Convertible Notes, or portion thereof, for conversion. The Convertible Notes holders may also convert the Convertible Notes and accrued interest at any time. Such payment shall be based upon the applicable conversion price per share.

Reservation of Stock:  The Company is required to reserve and keep available out of its authorized common stock, solely for the purpose of issuance upon the conversion of these Convertible Notes.

Covenants:  The Company is subject to various non financial covenants related to the Convertible Notes.

As of September 30, 2006, future payments of principal on all existing notes were due as follows:

Principal Payments
as of September 30,
Fiscal Year Ending December 31,	2006

2006 (balance of year)	$405,681
2007	1,705,316
2008	1,845,572
2009	15,000,000

Total principal payments	18,956,569
Less: current portion	1,763,519
Less debt discount	1,020,912

Total noncurrent notes payable	$16,172,138

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	INCOME TAXES

The Company has recorded no provision or benefit for income taxes for any period presented due to its net operating losses and doubt as to the realizability of the resulting carryforwards of those losses and other deferred tax assets. Deferred tax assets consisted of the following:

			As of
	As of December 31,		September 30,
	2004	2005	2006

Deferred tax assets:
Net operating loss carryforwards	$8,014,000	$12,104,000	$18,366,000
Deferred research and development costs	1,661,000	1,477,000	1,338,000
Research and development tax credits	1,156,000	1,374,000	1,733,000
Property and equipment	136,000	129,000	128,000
Accrued expenses	289,000	1,408,000	2,079,000

	11,256,000	16,492,000	23,644,000
Valuation allowance	11,256,000	16,492,000	23,644,000

Net deferred tax asset	$—	$—	$—

As of September 30, 2006, the Company had net operating loss carryforwards totaling approximately $46.0 million (federal) and $40.3 million (state), which expire at various dates from 2011 through 2026 (federal) and from 2006 through 2011 (state). The amount of the net operating loss carryforwards that may be utilized to offset future taxable income, when earned, may be subject to certain limitations, based upon changes in the ownership of the Company’s stock that have or may occur. The Company has not conducted an evaluation as to whether any portion of its tax loss carryforwards has been limited, and therefore, based upon the changes in ownership, a limitation may have occurred. As of September 30, 2006, the Company had research and development tax credits totaling approximately $1,085,000 (federal) and $648,000 (state), which are available to offset future tax liabilities when incurred which begin to expire in 2011 for federal and state and fully expire in 2026 (federal) and 2021 (state).

The Company has recorded a full valuation allowance against its net deferred tax assets since the Company believes it is more likely than not, that it will not be able to realize the assets. During the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006, the valuation allowance increased by approximately $1,400,000, $3,463,000, $5,236,000 and $7,152,000, respectively. The change in the valuation allowance in each period is due to the net increase in deferred tax assets each period (primarily from the net operating loss carryforwards and research and development tax credits) and the Company providing a full valuation against the asset for the reason stated above.

8.	REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company has authorized 359,515 shares of preferred stock for issuance, of which certain shares are designated as Series A redeemable convertible preferred stock (“Series A”), Series B redeemable convertible preferred stock (“Series B”) and Series C redeemable convertible preferred stock (“Series C”). The Company first issued redeemable convertible preferred stock in 2003. The following table

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

summarizes the activity and other information for the redeemable convertible preferred stock commencing in 2003:

	Series A		Series B		Series C		Total
	Number of	Carrying	Number of	Carrying	Number of	Carrying	Number of	Carrying
	Shares	Value	Shares	Value	Shares	Value	Shares	Value

Shares designated at:
December 31, 2004	150,000	—	61,000	—	—	—	211,000	—

December 31, 2005	150,000	—	61,000	—	148,515	—	359,515	—

September 30, 2006	150,000		61,000		148,515		359,515	—

Balance January 1, 2003	—	$—	—	$—	—	$—	—	$—
Issuance of Series A, net of $259,843 of issuance costs	94,697	5,555,610	—	—	—	—	94,697	5,555,610
Issuance of Series A as stock-based compensation	6,476	349,704	—	—	—	—	6,476	349,704
Conversion of accounts payable, accrued expenses, and notes into Series A	19,144	1,033,871	—	—	—	—	19,144	1,033,871
Preferred stock dividends	—	560,926	—	—	—	—	—	560,926
Accretion of issuance costs	—	51,969	—	—	—	—	—	51,969

Balance, December 31, 2003	120,317	7,552,080	—	—	—	—	120,317	7,552,080
Issuance of Series B, net of $198,514 of issuance costs	—	—	52,670	6,542,786	—	—	52,670	6,542,786
Conversion of accrued expenses into Series B	—	—	993	131,076	—	—	993	131,076
Accretion of issuance costs and warrants	—	51,969	—	243,243	—	—	—	295,212
Preferred stock dividends	—	673,792	—	343,128	—	—	—	1,016,920

Balance, December 31, 2004	120,317	8,277,841	53,663	7,260,233	—	—	173,980	15,538,074
Issuance of Series C, net of $1,106,800 of issuance costs	—	—	—	—	141,590	27,470,581	141,590	27,470,581
Accretion of issuance costs and warrants	—	50,997	—	142,296	—	176,977	—	370,270
Series B warrant modification	—	—	—	—	—	(560,000)	—	(560,000)
Preferred stock dividends	—	981,777	—	354,176	—	1,080,867	—	2,416,820

Balance, December 31, 2005	120,317	9,310,615	53,663	7,756,705	141,590	28,168,425	315,570	45,235,745
Accretion of issuance costs and warrants	—	39,360	—	23,976	—	178,140	—	241,476
Preferred stock dividends	—	505,341	—	265,632	—	1,123,931	—	1,894,904

Balance, September 30, 2006	120,317	$9,855,316	53,663	$8,046,313	141,590	$29,470,496	315,570	$47,372,125

Liquidation preference at:
December 31, 2004		$13,979,000		$7,427,000		$—		$21,406,000
December 31, 2005		18,417,000		7,781,000		29,682,000		55,880,000
September 30, 2006		22,292,000		8,046,000		30,806,000		61,144,000
Redemption value at
December 31, 2004		$8,434,000		$7,427,000		$—		$15,861,000
December 31, 2005		9,416,000		7,781,000		29,682,000		46,879,000
September 30, 2006		9,921,000		8,046,000		30,806,000		48,773,000

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2001, the Company collected approximately $2,820,000 in subscriptions for a proposed issuance of Series A at $70 per share from new and existing investors. An additional $250,000 in subscriptions was received in the beginning of 2002 from new and existing investors, also at $70 per share. Subsequent to the initial subscriptions, the Company began to experience pressure on the price being asked from new prospective investors. The Company continued to pursue raising equity by reducing the price per share of the proposed Series A to $54 per share for new subscriptions, and subsequently received approximately $380,000 in 2002 and $2,363,000 in 2003 from new and existing investors. The Company settled these advances by issuing a total of 94,697 shares of Series A in 2003 at the previously described purchase prices of $70 and $54 per share. Both existing and new investors participated in purchasing Series A. New investors purchased 15% and 15% of the Series A at the $70 and $54 per share price, respectively. The Company incurred $259,843 in costs associated with the issuance of the Series A and such costs were recorded as a reduction in the carrying value of the Series A.

Also in 2003, the Company issued a total of 19,144 shares of Series A at a price of $54 per share made up of (1) conversion of two notes payable with principal of $550,000 and accrued interest of $55,000 to two members of its Board of Directors (who are also officers and stockholders) for 11,203 shares of Series A (see Note 6), (2) Stock-based compensation for officers and employees in the amount of $118,900 represented by 2,201 shares of Series A (see Note 3), and (3) conversion of accounts payable and accrued expenses in the amount of $310,000 for 5,740 shares of Series A. The Company also issued an additional 6,476 shares of Series A to officers and employees for stock-based compensation during 2003. These issuances were based upon the $54 per share price.

In the fourth quarter of 2003, subsequent to the above 2003 transactions, the Company received additional advanced stock subscriptions aggregating $2,118,800 for a planned sale of Series B. During 2004, the Company issued 52,670 shares of Series B at $132 per share in exchange for the $2,118,800 of net stock subscription proceeds received in 2003, as well as for the additional cash proceeds of $4,833,500 received in 2004. The Company incurred $198,514 in costs associated with the issuance of the Series B; such costs were recorded as a reduction in the carrying value of the Series B. Also in 2004, the Company issued 993 shares of Series B at a price of $132 per share in settlement of $131,000 of accrued liabilities.

In connection with the issuance of the Series B, the holders of Series B received warrants to purchase 357,753 shares of common stock at $3.96 per share (“Series B Warrants”). The Series B warrants were to expire on the earlier of the consummation of a qualified financing (as defined) or five years from date of issuance (see Note 9).

In March and April of 2005, the Company issued a total of 136,115 shares of Series C at $202 per share for net cash proceeds of $27.5 million. The Company incurred $1,106,800 in costs associated with the issuance of the Series C; such costs were recorded as a reduction in the carrying value of the Series C.

In addition, in March 2005, the Company issued (1) 3,493 shares of Series C at $202 per share upon conversion of a note payable with principal of $700,000 and accrued interest of $5,586 (see Note 6) and (2) 1,983 shares of Series C at $202 per share upon conversion of three notes payable with a total principal of approximately $400,000 (see Note 6).

In connection with the issuance of the Series C, the Company issued a warrant to purchase 16,501 shares of the Company’s common stock to its placement agent. The warrant expires five years from the date of grant and has an exercise price of $6.06 per share (see Note 9).

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The rights, preferences and privileges of the Series A, Series B and Series C (collectively “Preferred Stock”) are detailed below:

Voting Rights — Generally, Series A, Series B and Series C preferred stockholders vote together with all other classes and series of stock as a single class on all actions to be taken by the stockholders. The Company’s Articles of Organization does provide that each of Series A, B and C shall vote separately for approval of certain transactions, including, without limitation, the amendment of the Company’s Certificate of Organization in a manner that would adversely affect each such series of Preferred Stock, the liquidation or dissolution of the Company, the acquisition of another entity, changing the Company’s line of business, declaring dividends and similar matters. Series A, B and C shares entitle each holder to such number of votes per share as is equal to the number of whole shares into which the stock is convertible, subject to certain restrictions as defined. In accordance with an agreement signed in 2005 among certain holders of common stock, Series A, Series B and Series C, such holders will cause and maintain election to the Board of Directors of one Series A director, as designated by the Company’s Chief Executive Officer, who shall initially be the Company’s Chief Executive Officer, one Series B director, as designated by Cerberus Partners, L.P., the largest holder of Series B, one Series C director, as defined, one management director, who shall initially be the Company’s President, and three additional directors with appropriate industry experience and qualified outside directors, as defined.

Dividends — Dividends are cumulative whether or not declared by the Board of Directors and accrue at a quarterly rate per share of $1.40 for Series A, $1.65 for Series B and at an annual rate of 5% for Series C. Dividends on Series C compound quarterly. Upon the occurrence of a liquidation event or mandatory conversion, as defined, of the Series A, Series B or Series C, the dividends accrued but unpaid, are payable by the Company and, at the option of the holder, may be payable in shares of the Company’s common stock at a conversion price equal to $0.35 and $0.66 with respect to Series A and B, respectively and with respect to Series C, the lesser of $1.01 or the fair value of the Company’s common stock at time of conversion. The Preferred Stock is senior to all common stock with respect to dividends, and Series C is senior to Series B with respect to dividends, and Series B is senior to Series A with respect to dividends. No dividends shall be paid or declared on common shares or any other class of stock which are junior to the Preferred Stock. At December 31, 2004 and 2005 and September 30, 2006 accrued and unpaid dividends were as follows: for Series A — $1,234,718, $2,216,495 and $2,721,836 respectively; for Series B — $343,128, $697,304 and $962,936, respectively: for Series C — $0, $1,080,867 and $2,204,798 respectively.

As the dividends are convertible into common stock at fixed conversion prices, if the fair value of the common stock exceeds the conversion price when the dividends are earned, a beneficial conversion feature exists for the potential common shares issued for these dividends. The Company measures the value of the beneficial conversion feature as the difference between the common share fair value and the conversion price and recognizes such amount as incremental preferred dividends. The Company did not recognize any beneficial conversion feature related to convertible dividends during 2003 and 2004. During the year ended December 31, 2005 and nine months ended September 30, 2006, dividends that accrued on Series A and Series B included beneficial conversion features, which resulted in the recognition of a beneficial conversion amount of $1,259,547 and $749,149, respectively, as an increase to the redeemable convertible preferred stock dividends in the computation of net loss attributable to common stockholders.

As described above, certain Series A stockholders made payments in 2001 and 2002 in advance of the Series A closing which did not occur until January 2003. For many of these stockholders, the date between their advance and issuance of stock was much greater than was expected. In 2005,

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

upon a review of the Series A documents by the Company’s newly hired legal counsel, it was brought to management’s attention that the extended period between certain advances and the Series A closing was not typical. Management brought this to the attention of the Company’s Board of Directors at a meeting in February, 2005 and, after considering the matters, the Board of Directors approved $308,000 to be added to the cumulative dividends accrued on the Series A held by these investors. The original subscription agreements entered into by these stockholders did not require a payment of interest or dividends. The amount has been added to the carrying value of the Series A in February 2005. This amount has not been declared and is not to be paid in cash. However, all dividends are payable in cash or convertible into common stock upon any conversion of the redeemable preferred stock. On the date the special dividend was approved, the special dividend (if converted) would be convertible into approximately 146,667 shares of common stock which had a fair value of approximately $475,000. The beneficial conversion feature of $167,000 has been included in redeemable convertible preferred stock dividends and accretion of issuance costs in the accompanying consolidated statements of operations for 2005. Several Company officers, including the Chief Executive Officer, were recipients of the special dividend as they held Series A.

Liquidation — In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, or in the event of insolvency, as defined, the holders of Series C are entitled to receive before any distribution or payment is made to any holders of common stock or any other class or series of capital stock, an amount for Series C equal to $202 per share plus any accrued but unpaid dividends. Upon the availability of funds after Series C payments, Series A and B are entitled to receive, before any distribution or payment is made to any holders of common stock or any other class or series of capital stock, an amount for Series A equal to $70 per share plus a 30% compounded annual return on the original purchase price, plus any accrued but unpaid dividends, and an amount for Series B equal to $132 per share plus any accrued but unpaid dividends. If such amount per share of Series A or Series B would have been higher if each share had converted to common stock immediately prior to such liquidating event, as defined, then that higher amount would be paid in liquidation. After the liquidation preference payments to all preferred stockholders, the remaining assets of the Company available for distribution shall be distributed ratably among the holders of common stock.

If, upon any such liquidation, dissolution or winding-up of the Company, as defined, the remaining assets of the Company available for distribution to its stockholders are insufficient to pay the holders of Series C the full amounts to which they are entitled, the holders of Series C shall share ratably in any distribution of the remaining assets and funds of the Company pursuant to the terms of the respective agreements. The same terms are applicable for the Series A and Series B stockholders.

Conversion — The Series A, Series B and Series C are convertible at any time at the option of the holder into common stock on a 33.33-to-1 ratio. This ratio is subject to adjustment upon certain events such as a stock split, subdivision of the Company’s common stock, recapitalization of the Company’s capital stock or similar event. Additionally, the Series C is subject to adjustment for any equity issued at a lower price per share pursuant to a weighted average anti-dilution provision. Certain issuance, such as issuances pursuant to the Company’s option plan, upon the conversion of preferred stock or as approved by the stockholders, are excluded for this anti-dilution protection and, therefore, no adjustment to the conversion ratio will be made upon those stock issuances. Through September 30, 2006, no adjustment to the conversion price has occurred.

The Series A mandatorily converts into common stock (i) immediately prior to the closing of an initial public offering where the gross proceeds to the Company equal or exceed $15 million and

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the price per share in the offering is 200% of the then current conversion price of the Series A, (ii) upon the sale of all or substantially all of the Company’s common stock for a price that is at least 200% of the Series A conversion price then in effect or (iii) upon the consent of a majority of the Series A to conversion. The Series B mandatorily converts into common stock (i) immediately prior to the closing of an initial public offering where the gross proceeds to the Company and/or the stockholders equals or exceeds $10 million, (ii) upon the consent of a majority of the Company’s stockholders to effect the sale of all or substantially all of its capital stock to a third party or (iii) upon the consent of a majority of the Company’s stockholders to effect the merger or consolidation of the Company with a third-party pursuant to which the Company is not the surviving entity or there is a change in voting control of the Company. The Series C mandatorily converts into common stock (i) immediately prior to the closing of an initial public offering where the gross proceeds to the Company equal or exceed $30 million and the price per share in the offering equals or exceeds $5 per common share, or (ii) upon the consent of a majority of the Series C to such conversion.

Redemption — At the written election of any holder of Series A made not less than 30 days prior to defined anniversaries of the date the stock was first issued, the Company is required to redeem shares as follows: on the fifth anniversary in 2008, up to 33 1/3% of the shares then held, on the sixth anniversary in 2009, up to 66 2/3%, and on the seventh anniversary in 2010, up to 100% of shares then held. These redemption rights of Series A shall terminate, if not otherwise exercised, in 2011 on the eighth anniversary date of the first issue date of the shares. The redemption price is equal to the Series A purchase price ($54 or $70 per share) plus all accrued but unpaid dividends.

At the written election of any holder of Series B at least 10 days prior to the date of the consummation of the completion of a qualified financing, the Company shall redeem up to 33 1/3% of the shares then held. A qualified financing with respect to the Series B is defined as one in which the Company raises an aggregate net proceeds of at least $10 million through the sale of stock in one or more related transactions. Although considered a Qualified Financing, the Series C was excluded from this definition by amendment to the Company’s charter for Series B prior to the Series C issuance in 2005. Prior to that time, however, the Company chose 2005 as a first date of redemption for the Series B.

In addition, the Series B holder may redeem up to 66 2/3% of the shares then held on the first anniversary of the issue date, and up to 100% of the shares then held on the second anniversary of the issue date. The redemption price is equal to the Series B purchase price of $132 per share plus all accrued but unpaid dividends.

By written notice to the Company by a majority of the holders of Series C given at any time on or after the seventh (7th) anniversary in 2012, subject to certain restrictions, as defined, the Company shall redeem all, but not less than all, of the outstanding shares of Series C. The redemption price is equal to the Series C purchase price of $202 per share plus all accrued but unpaid dividends.

Registration Rights — The holders of Series A, Series B and Series C and certain other stockholders have certain rights to register their shares of common stock received upon conversion under the Securities Act of 1933 pursuant to a registration rights agreement. The holders may require the Company to register such shares upon the closing of an initial public offering. If such registration statement is not filed by the Company within the filing deadlines, as defined, the holders are entitled to liquidated damages equal to 1.5% of the aggregate market price of such securities to be registered. The investors will also be entitled to unlimited piggyback registration rights on registration of the Company, subject to certain limitation.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Participation Rights — The holders of Series C have certain participation rights in additional issuances of common stock.

The following is a schedule of redemption values(1):

	As of	As of	As of
	December 31,	December 31,	September 30,	First Date of Scheduled
Issuance	2004	2005	2006	Redemption

Series A(2)	$8,434,000	$9,416,000	$9,921,000	January, 2008
Series B(3)	7,427,000	7,781,000	8,046,000	Upon notice of a qualified financing (as defined)
Series C(4)	—	29,682,000	30,806,000	March, 2012

	$15,861,000	$46,879,000	$48,773,000

(1)	Amounts shown include the original purchase price plus dividends accrued through dates shown. Amounts change due to the accrual of dividends; therefore the actual redemption amounts, if ever redeemed, will be different.

(2)	Based on the redemption period described above, shares of Series A may be redeemed as follows: up to 40,107, 80,213 and 120,317 in 2008, 2009 and 2010, respectively. The redemption value of these shares will increase annually due to the accrual of dividends at a quarterly dividend rate per share of $1.40.

(3)	Based on the redemption criteria described above, shares of Series B may be redeemed as follows: up to 17,888, 35,775 and 53,663 beginning on the date of a qualified financing (as defined) followed by the first and second anniversary thereafter, respectively. The redemption value of these shares will increase annually due to the accrual of dividends at a quarterly dividend rate per share of $1.65.

(4)	Based on the redemption period described above, all shares of Series C may be redeemed in 2012. The redemption value of these shares will increase annually due to the accrual of dividends at a quarterly dividend rate per share of 5%.

The aggregate amount of redeemable preferred stock that is redeemable at fixed or determinable dates upon the redemption terms noted above as of September 30, 2006 is as follows:

2008	$3,307,000
2009	3,307,000
2010	3,307,000
Thereafter	30,806,000
Amount subject to contingent redemption	8,046,000

$48,773,000

Preferred Stock Issuance Costs — The Company is accreting the stock issuance costs of each series of redeemable convertible preferred stock from the original issuance date to the earliest date of redemption using the effective interest method. These direct costs generally consist of fees paid to placement agents, the fair value of warrants issued to placement agents, legal fees, statutory fees and other direct costs. For the Series A, B and C, the total costs of issuance are $259,843, $198,514 and $1,106,800, respectively. The accretion increases the carrying value of the redeemable convertible preferred stock and reduces additional paid-in capital. Accretion amounts are shown in the first table of this Note.

9.	STOCKHOLDERS’ DEFICIT

On January 10, 1997, the Company issued 499,467 shares of common stock to its founders pursuant to restricted stock arrangements for $12,254 in cash and deferred stock-based compensation of $546,000.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 1997, the Company issued 307,800 shares of common stock to employees and nonemployees for $18,250 in cash and deferred stock-based compensation of $1,673,200.

In 1998, the Company issued 132,115 shares of common stock to existing and new stockholders for $1,288,121 in cash.

In 1999, the Company issued 108,333 shares of common stock to existing and new stockholders for $1,625,000 in cash.

In 1999, the Company purchased 35,000 shares of common stock from an employee who left the Company pursuant to a restricted stock agreement for $50,400 (the common stock being retired in 2000).

In 2000, the Company issued 376,367 shares of its common stock for $15.00 per share, resulting in total proceeds of $5,645,500. The Company incurred cash costs of $392,406 in connection with the sale and committed to issue a warrant with a fair value of $271,000. Total issuance costs were therefore $663,406, which were charged to additional paid-in capital.

During 2000, the Company issued 850 shares of its common stock for an ascribed value of $15.00 per share in exchange for services. The ascribed amount was determined to be fair value at the date of the transaction.

On April 3, 2006 and April 18, 2006, the Board of Directors and the stockholders, respectively, approved the restatement of the Company’s certificate of organization. The restated certificate of organization, among other things: (i) changes the authorized number of shares of common stock to 100,000,000 and creates an additional 15,000,000 shares of undesignated preferred stock, $0.01 par value per share, (ii) effects a 1-for-6 reverse common stock split granting each holder one share of common stock for every six shares of common stock owned and the payment of cash for each fractional share based upon a share price of $2.25, (iii) classifies the Board of Directors upon the closing of the Offering into three classes each serving a three year term, and (iv) requires the vote of a majority of the outstanding shares of common stock of the Company (on an as-converted basis) or the vote of two-thirds of the directors then in office to remove a director for cause. All share amounts presented in the accompanying consolidated financial statements and notes have been effected for the 1-for-6 reverse stock split.

In addition, on April 18, 2006 the stockholders approved the amended and restated bylaws of the Company. Among the changes in the new bylaws are: (i) a requirement that a stockholder must hold twenty-five percent of the outstanding common stock of the Company (on an as-converted basis) in order to call a special meeting of stockholders, (ii) provisions for stockholders to bring business before a meeting of stockholders, (iii) provisions for the nomination of directors and (iv) provisions consistent with changes in the restated certificate of organization.

On April 18, 2006, the stockholders also approved the expansion of the Board of Directors to nine directors that will be effective upon the closing of an Offering. Additionally, on April 3, 2006 and April 18, 2006, the Board of Directors and the stockholders, respectively, approved upon the closing of an Offering, the 2006 Equity Incentive Plan and the reservation of 2,300,000 shares of common stock for issuance thereunder.

Common Stock Warrants — As mentioned above, in 2000, the Company committed to issue a warrant to purchase 32,090 shares of common stock for $15.00 per share with a fair value of $271,000. The fair value was determined using the Black-Scholes option-pricing model (including the following assumptions: life of six years (full term), volatility of 50% and a risk-free rate of interest of 6.5%). Accordingly, approximately $271,000 was included as an issuance cost of common stock in 2000 and was included in additional paid-in capital.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2002, the Company issued $1.62 per share warrants with a two-year exercise period to purchase 33,951 shares of the Company’s common stock to two officers who are also members of the Board of Directors in connection with two notes payable due to these individuals (see Note 6).

In connection with the issuance of the Series B, the holders of Series B received warrants to purchase 357,743 shares of common stock at $3.96 per share (“Series B Warrants”). The Series B Warrants were to expire on the earlier of the consummation of a qualified financing (as defined) or five years from date of issuance. The fair value of the Series B Warrants at the date of grant was determined to be approximately $211,000 using the Black-Scholes option-pricing model (including the following assumptions: life of five years (full term), volatility of 70% and a risk-free rate of interest of 3.07%). Accordingly, approximately $211,000 of the net proceeds from the sale of the Series B was subtracted from the carrying value of the Series B and recorded as an increase to additional paid-in capital.

In connection with the issuance of Series C in 2005, the Series B Warrants were modified so as to not allow the Series B Warrants to expire pursuant to the original terms. The amendment also irrevocably waived the termination provision for any future financings so that the warrants will expire upon the earlier or five years from the date of issuance in 2004 or upon an initial public offering of the Company’s common stock. As a result of this modification, the Company determined the fair value of the warrants immediately before and after the modification using the Black-Scholes option-pricing model (including the following assumptions: life of zero and four years (remaining terms), respectively, volatility of 68% and a risk-free rate of interest of 2.99%). Accordingly, the incremental value of $560,000 was subtracted from the carrying value of the Series C as an issuance cost and recorded as an increase to additional paid-in capital.

In 2005 the Company issued a warrant to purchase 16,501 shares of the Company’s common stock to its placement agent in connection with the issuance of the Series C. The warrant is exercisable for five years at an exercise price of $6.06 per share. The fair value of the warrants at the date of grant was determined to be approximately $24,000 using the Black-Scholes option-pricing model (including the following assumptions: life of five years (full term), volatility of 67% and a risk-free rate of interest of 4.17%). Accordingly, approximately $24,000 was included as an issuance cost of the Series C in 2005 and was included in additional paid-in capital.

In 2006, the Company issued a warrant to purchase 394,877 shares of the Company’s common stock in connection with the convertible note payable issued in September 2006 (see Note 6). The warrant is exercisable for five years at an exercise price of $7.80 per share.

All warrants expire, if unexercised, upon the Company’s completion of an initial public offering of the Company’s common stock.

As of September 30, 2006 the Company had the following warrants outstanding to purchase shares of our common stock (which are fully vested and exercisable):

		Exercise
	Shares	Price	Term(a)

Issued in 2000	32,090	$15.00	6
Issued 2003 in connection with Series B	357,743	3.96	5
Issued in 2005 to placement agent in connection with Series C	16,501	6.06	5
Issued in 2006 in connection with convertible note payable	394,877	7.80	5

	801,211

(a)	expire on the earlier of listed years or the consummation of a qualified financing event.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of November 6, 2006 the Company granted Ritchie Debt Acquisition Fund, Ltd. warrants to purchase 61,538 shares of common stock with an exercise price of $7.80 and the earlier of a seven year life or 180 days after the date on which the Securities and Exchange Commission declares effective a registration statement on Form S-1 or certain other events (see Subsequent Events note).

Common Stock Anti-Dilution Rights — The sale of common stock in 2000 included certain stockholder rights. Pursuant to the agreement with these stockholders, in the next offering in which the cumulative amount raised by the Company equaled at least $10 million (the “Qualified Financing”), if (i) the average per-share purchase price of the common stock sold in such Qualified Financing was less than $15.00 or (ii) the average per-share purchase price of the preferred stock sold in such Qualified Financing divided by the number of shares of common stock into which each share of preferred stock may be converted was less than $15.00, then those investors purchasing the common stock in 2000 had a right to receive the number of shares of common stock necessary to reduce their average per share purchase price to the average per-share purchase price in the Qualified Financing. In 2002, to settle its obligations pursuant to this agreement, the Company issued 1,676,283 shares of common stock to these stockholders and recorded par value of the stock as an increase in common stock and a reduction in additional paid-in capital.

Registration Rights.  In 1997, the Company entered into a Principal Stockholders Agreement with each of the six founding stockholders (at September 30, 2006 only one is currently employed by the Company). These agreements provided, in part, that if at any time during the succeeding 10 year period, the Company registered any of its common stock in a public offering either for the Company’s account or for the account of selling stockholders, the Company will use its best efforts to include in such registration all or any part of the capital stock such individual requests to be registered, subject to certain limitations. At September 30, 2006, total shares of common stock subject to these rights equal 818,747. Additionally, the employment agreements for several executive officers of the Company provide that they shall each have piggyback registration rights for shares held by them equal to the most favorable piggyback registration rights granted by the Company to its stockholders. Accordingly, these executive officers have the same piggyback registration rights. The shares of common stock subject to these rights at September 30, 2006 were 3,024,450.

Reserved Shares — The following is a summary of common stock reserved for the following identified purposes at September 30, 2006:

September 30,
2006

Conversion of Series A Redeemable Convertible Preferred Stock	5,306,679
Conversion of Series B Redeemable Convertible Preferred Stock	2,031,932
Conversion of Series C Redeemable Convertible Preferred Stock	5,083,495
Warrants on common stock	801,211
Common stock options	2,233,269
Convertible note payable	1,974,358

17,430,944

10.	COMMITMENTS AND CONTINGENCIES

Manufacturing Agreement with MDS Nordion.  On January 12, 2006, the Company entered into a process development and manufacturing agreement with MDS Nordion, a division of MDS (Canada) for the development of a facility for the cGMP manufacture of Zemiva, and to supply our requirements for Zemiva during the clinical trial process (Manufacturing Agreement). Pursuant to the Manufacturing

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Agreement, Nordion will provide access to a manufacturing facility at their premises in Vancouver, British Columbia, a portion of which will be solely dedicated for the production and supply of Zemiva during our clinical trials. The facility utilized under this agreement is owned by Nordion, and used for the production and supply of Zemiva on a priority basis. The Company was obligated to pay a facility fee upon execution of the Manufacturing Agreement. The Company also made milestone payments related to various phases of the process development. A percentage of each milestone was paid upon execution of the agreement, another percentage was paid upon commencement of the milestone, and the remainder of each milestone payment was paid upon completion of the milestone. As of September 30, 2006, the company had made all payments required under this agreement aggregating to approximately $2.1 million. The term of the Manufacturing Agreement initially was through 2005, but the agreement has been extended through December 31, 2007.

Commercial Manufacture and Supply Agreement with MDS Nordion.  On January 12, 2006, the Company entered into a six-year, renewable agreement with MDS Nordion for the commercial manufacture and supply of Zemiva (the Supply Agreement). Under the Supply Agreement, the Company paid $725,000 as an up-front payment and is obligated to make additional payments totaling $1.4 million upon MDS Nordion reaching certain manufacturing preparation milestones. A percentage of each milestone payment is due upon commencement of various phases of construction and process validation, and the remainder of each milestone payment is due upon facility commissioning and demonstration of production capability. As of September 30, 2006, the company made the initial $725,000 up-front payment under this Supply Agreement. For the nine months ended September 30, 2006, the Company has recorded approximately $1.8 million of research and development expenses relating to the Supply Agreement in the accompanying consolidated statement of operations. One month subsequent to obtaining manufacturing preparedness, the Company is obligated to pay a monthly facility reservation fee of $24,000 which can be offset against monthly supply purchases by the Company. The Supply Agreement establishes cost of batch and cost per dose maximums.

Azedra Technology Transfer with MDS Nordion.  The Company has entered into an agreement with MDS Nordion to scale up MDS Nordion for the production of Azedra clinical material (Azedra Agreement). Under the Azedra Agreement, the Company was originally obligated to make payments to MDS for upfront milestones amounting $750,000 in 2006. This was amended in July 2006 by a Phase IIb amendment of $110,000, and an additional amendment of $270,000 in October 2006. The milestone payments are for various phases of the process development. A percentage of each milestone is due upon execution of the agreement, another percentage is due upon commencement of the milestone, and the remainder of each milestone payment is due upon completion of the milestone. As of September 30, 2006 the Company has made payments of approximately $593,000. Since these costs are non-refundable and for R&D purposes, all charges are recognized as expenses occurred. For the nine months ended September 30, 2006, the Company has recorded approximately $700,000 of research and development expenses relating to the Azedra Agreement in the accompanying consolidated statement of operations.

Licensing Agreements — The Company has exclusively licensed certain of its patent rights from third- parties, as well as related parties, including certain members of the Board of Directors and the Company’s Advisory Board, who are also stockholders of the Company. In exchange for the exclusive rights, the Company is obligated to pay the licensor patent expenses and a royalty on net sales of future products ranging from 1% to 4% of net sales, depending on the license agreement. There have been no sales of products subject to such license agreements through September 30, 2006. In addition, some of the license agreements require the Company to pay certain lump sum payments upon attainment of certain clinical milestones, none of which has been achieved through September 30, 2006. In addition,

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in exchange for access to non-patent, confidential clinical information from one of the third-parties on one of its potential products, the Company has entered into an agreement with this third-party which requires the Company to pay the third-party a royalty which ranges from 2% to 7% on net sales of a defined future product for the first indication, depending on the extent to which the third-party’s clinical data expedites U.S. regulatory approval of the defined product. There have been no sales of product through September 30, 2006.

Two of the Company’s license agreements are with Georgetown University. In addition to royalty obligations which are included in the above, the agreements provide for the Company to pay up to $1.7 million upon the attainment of certain approvals in the regulatory process. Such milestone payments may be reduced by up to 50% for subsequent new drug applications submitted for new uses of the same compound, if paid, would be creditable against future royalty payments. The Company was not obligated for any payments to Georgetown University through September 30, 2006. The Company has executed a joint license agreement with Georgetown University and John Hopkins University dated December 28, 2005. In exchange for the patent rights, the Company is obligated to pay the licensor a royalty on net sales of future products ranging from 2% to 3% of net sales, depending on the product. There have been no sales of products subject to such license agreements through September 30, 2006. In addition, some of the license agreements require the Company to pay certain lump sum payments upon attainment of certain clinical milestones, none of which has been achieved as of September 30, 2006. In addition the Company was obligated to pay $35,000 after execution of this agreement which has been included in research and development expenses for the year ended December 31, 2005.

Operating Leases — The Company rents laboratory and office space located in Cambridge, Massachusetts, under a noncancelable operating lease. The lease terminates in June 2008 and does not contain an option to renew. The lease agreement provides that the Company pay fixed monthly rental payments of $31,322. Total rent expense, including amortization of a deferred rent liability, under these arrangements was $123,582, $126,873, $205,754, $144,907 (unaudited) and $248,065 in 2003, 2004, 2005 and the nine months ended September 30, 2005 and 2006, respectively.

The Company leases an apartment for an officer at a cost of approximately $2,000 per month pursuant to a renewable 1-year lease (expiring in May 2007, as amended).

At September 30, 2006, minimum annual rental payments were as follows:

Year	Amount

2006 (balance of year)	$94,187
2007	376,746
2008	188,373

$659,306

In addition to the minimum payments, the Company pays the landlord for allocated taxes and common area usage. These contingent rental payments fluctuate during the term of the lease and are immaterial.

Employment Agreements — The Company has employment agreements with its officers that continue until terminated in accordance with the provisions of the agreements. Pursuant to the terms, the officers will receive annual base salaries. The base salaries are adjusted annually and, as adjusted, aggregate approximately $2.4 million per all agreements, for calendar years after September 30, 2006. The officers are also eligible to earn bonuses based on the discretionary accomplishment of goals set by the Board of Directors. Either the Company or the officer may terminate their employment agreement at any time, with or without cause. In the event the Company terminates the employment agreement without cause or the

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

officer terminates his employment for good reason, as defined, the officer may be entitled to receive severance pay up to one year’s base salary. In addition, each agreement provides that in the event of a change in control of the Company, as defined, any unvested options that the officer may hold will become immediately vested and exercisable. The total of such unvested options as of September 30, 2006 was 807,545.

Employee Benefit Plan — Effective January 1, 2001, the Company adopted an employee savings and retirement plan, or 401(k) plan (the “Plan”), that covers all employees of the Company who meet certain defined requirements. Under the terms of the Plan, employees may elect to make tax-deferred contributions through payroll deductions within statutory and plan limits. The Company may elect to make discretionary matching contributions to the Plan, but has not made any since plan inception through September 30, 2006.

Litigation — On June 30, 2004 a small group of stockholders comprised of David Elmaleh, Havacom, N.V., IBS Turnaround Fund, L.P., John Pattillo and Greg Shoukimas commenced a civil suit in Massachusetts Superior Court against the Company and certain of our present and former officers. The complaint alleged that the officers breached fiduciary duties to the Company and to the plaintiffs by approving and benefiting from stock transactions in 2001 and 2002. The plaintiffs alleged that these transactions resulted in the Company receiving less money in connection with the sale of stock and in an improper dilution of certain stockholders. In March 2005, the individual defendants moved for a dismissal of the claims asserted directly against them. On July 1, 2005, the Court found, as a matter of law, that the individual defendants did not breach their fiduciary duties to the plaintiffs and dismissed those claims, leaving only the derivative claims purportedly asserted on behalf of the Company pending. On October 11, 2005 the plaintiffs served a Motion for Reconsideration of the Court’s dismissal of their direct claims. By order dated June 20, 2006 the Court denied plaintiffs’ Motion for Reconsideration of this dismissal.

Promptly after receiving notice of the service of the complaint, the disinterested members of our Board of Directors appointed a Special Litigation Committee (“SLC”), comprised of disinterested directors to investigate the allegations. The SLC retained independent counsel to assist it in its investigation. On July 14, 2005, the SLC unanimously determined that the transactions in question were proper and submitted a report to the remaining disinterested members of the Board of Directors with its conclusions and the recommendation that the Company seek to terminate the remaining claims. On July 24, 2005, the remaining disinterested members of the Board of Directors adopted the report and its recommendations. On August 9, 2005, the Company’s counsel served a motion to dismiss the remaining derivative claims on plaintiffs. By Order dated April 12, 2006, the Court granted the Motion to Dismiss, and dismissed all derivative claims. Final judgment dismissing the Complaint was entered on July 20, 2006. On October 27, 2006, a Stipulation of Dismissal of Plaintiffs’ Appeal was filed, which was docketed by the Court, completely disposing of the matter without payment of any consideration by the Company to the plaintiffs.

Pursuant to indemnification agreements between the Company and its officers and directors, legal fees for the present and former officers against which the Action has been asserted, were paid by the Company.

By letter dated September 9, 2005, counsel for Mr. Keith Greenfield, a shareholder and former director, threatened to sue the Company if it did not confirm that Mr. Greenfield held a valid option to purchase 123,200 shares of common stock that was originally granted to him on February 15, 1999 pursuant to the Zebra Pharmaceuticals, Inc. 1998 Incentive and Non-Qualified Stock Option Plan. This option was considered terminated in May 2003. However, pursuant to Board action dated December 9, 2003, a

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

new option grant was purportedly approved but never executed in 2003. As Mr. Greenfield left the Company shortly thereafter, the books and records never reflected the purportedly approved option because the option was never issued. Until Mr. Greenfield presented a signed amendment to his original 1999 option agreement in 2006, the Company vigorously disputed Mr. Greenfield’s claim that he was entitled to receive a new option for the terminated option.

On February 20, 2006, Mr. Greenfield sued in Massachusetts Superior Court with regard to those claims and in connection therewith, provided to the Company a copy of a July 1, 2001 amendment to his original grant, which purportedly established his entitlement to the option as purportedly approved in December 2003. On the basis of this purported amendment to his original grant, the Company reflected on its books and records, and Mr. Greenfield signed an option agreement for, a fully vested option for 123,200 shares at an exercise price of $0.60 per share, which was issued on March 16, 2006. On March 20, 2006 a Notice of Dismissal in the action was filed. Mr. Greenfield exercised the option on March 20, 2006. Because a measurement date was not established in 2003, as the Company and the recipient did not reach mutual understanding of the terms of the award, the Company has accounted for the Greenfield option as granted in March 2006 when an executed option agreement was put in place, which was immediately exercised. Stock based-compensation expense of $517,000 is recognized in the nine months ended September 30, 2006 for this award.

Subsequent to March 20, 2006, Mr. Greenfield claimed that he is entitled to attorneys’ fees and to amounts for certain tax ramifications allegedly arising from the previously-described dispute regarding his option. On April 6, 2006, Keith Greenfield, sued the Company, Mr. John Babich, the President of the Company, and the Company’s legal counsel, Foley & Lardner, LLP, in the United States District Court in Boston. In the complaint, Mr. Greenfield alleged that the Company and Mr. Babich, the Company’s legal counsel, engaged in fraud and negligent misrepresentations arising out of communications between Foley & Lardner, LLP and Mr. Greenfield’s counsel concerning Mr. Greenfield’s option rights. The Complaint sought damages in excess of $500,000. On July 31, 2006, the District Court dismissed the complaint. Mr. Greenfield appealed that ruling. All parties subsequently entered into a Confidential Settlement and General Release Agreement (the “Agreement”) having a closing date of December 1, 2006. This Agreement settled the litigation and released the parties from all claims. No amounts were paid to Mr. Greenfield. On December 1, 2006, the First Circuit Court of Appeals docketed a joint Agreement of Dismissal of Mr. Greenfield’s appeal, with prejudice, which terminated all further proceedings in this matter. On December 1, 2006, the First Circuit Court of Appeals docketed a joint Agreement of Dismissal, with prejudice, which terminated all further proceedings in this matter without payment of any consideration by the Company to the plaintiff.

The Company has not accrued for any loss related to these claims at December 31, 2005 or September 30, 2006 as management believes they are not considered probable.

11.	OTHER RELATED-PARTY TRANSACTIONS AND RELATIONSHIPS

Certain related party transactions are described in Notes 3, 6, 8, 9 and 10. The following are other related party transactions.

During 2003, 2004, 2005 and the nine months ending September 30, 2005 and 2006, the Company expensed $60,000, $126,000, $271,500, $190,500 (unaudited) and $178,000, respectively for remuneration to members of the Board of Directors for service on the Board, as well as a consulting arrangement with a member of the Board. In 2003, approximately $79,000 of the amounts owed to one of these directors was converted into 1,466 shares of Series A based on $54 per share, the last price paid for the securities by investors. In 2004, approximately $111,000 of the amounts owed to one of

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

these directors was converted into 1,841 shares of Series B based on $132 per share, the last price paid for the securities by investors (see Note 8).

Mr. David Barlow became Chairman of the Company’s Board of Directors in 2000 and Chief Executive Officer in 2003. During this period and continuing, Mr. Barlow’s brother has been a partner in the law firm representing the Company as legal counsel. Mr. Barlow’s brother has not provided any direct service to the Company. During the years ended December 31, 2003, 2004, 2005 and the nine months ending September 30, 2005 and 2006, fees billed by such firm (including costs related to the issuances of capital stock) were $83,565, $410,867, $1,907,734, $1,203,676 (unaudited) and $1,743,816, respectively.

On September 28, 2006, the Company issued a convertible note with detachable warrants in the amount of $10 million to a principal stockholder in conjunction with six other notes for $15.0 million (see Note 6). The warrants held by the principal stockholder were valued at $619,978 and resulted in a debt discount. $1,142 of interest expense was recorded as of September 30, 2006 relating to the amortization of the discount.

Combining the above mentioned consulting arrangements and legal fees paid to related parties with the stock-based compensation to related parties as described in Note 3, the total charges to expense for related parties is as follows:

				Nine Months Ended September,
	2003	2004	2005	2005	2006
				(Unaudited)

Research and development — related parties
Stock — based compensation	$13,855	$23,156	$83,406	$47,814	$(5,479)
Consulting fees	60,000	60,000	119,133	112,500	132,600

	$73,855	$83,156	$202,539	$160,314	$127,121

General and administrative — related parties
Consulting fees	$79,166	$66,000	$121,000	$78,000	$224,500
Legal fees	29,283	345,060	913,069	515,546	1,114,651
Interest expense	—	—	—	—	1,142

	$108,449	$411,060	$1,034,069	$593,546	$1,340,293

Included in accrued expense — related parties in the accompanying consolidated balance sheets is the following:

			As of
	As of December 31,		September 30,
	2004	2005	2006

Legal	$161,481	$691,834	$322,074
Consulting	16,515	56,500	69,700

	$177,996	$748,334	$391,774

12.	SUBSEQUENT EVENTS

On November 6, 2006, the Company issued a warrant to purchase 61,538 shares of common stock at an exercise price of $7.80 per share as a modification to the Ritchie Note issued on September 30, 2005 (see Note 6). The warrant was issued in consideration of the note holder to waiving certain covenants

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that prohibited certain additional indebtedness. The warrants are exercisable, in whole or in part, anytime from issue date to the earliest of (i) the seventh anniversary of the issue date, (ii) 180 days after the date on which the Securities and Exchange Commission declares effective a registration statement on Form S-1 for the initial public offering of common stock by the Company, or (iii) the date on which the Company consummates the sale of all or substantially all of its assets or consummates a merger, consolidation or similar transaction or series of related transactions pursuant to which the Company is not the surviving entity. The fair value of the warrants at the date of grant was determined to be approximately $200,000 using the Black-Scholes option-pricing model (including the following assumptions: expected life of seven years, volatility of 69% and risk-free rate of 4.9%). The fair value will be recorded as a debt issuance cost and will be amortized over the life of the note.

On November 3, 2006 the Company executed an agreement with Novartis Pharma AG (Novartis), for the nonexclusive license of technology under a general patent, as well as the exclusive license of technology under a Novartis specific patent. This agreement relates to certain aspects of our oncology product candidate Onalta. The agreement allows the Company to use this technology for the worldwide development and commercialization of OctreoTher. Under the agreement, the Company expects to pay a license fee in the first quarter of 2007. Beyond the first quarter of 2007, the Company is obligated to pay royalties based on net sales of the product, for the life of the patents, or alternatively, for a term following first commercial sale, whichever is longer. The Company is also obligated to pay milestone payments upon the attainment of certain approvals in the regulatory process. Milestone payments are partially creditable against future royalty payments. Novartis has retained a one-time call-back option under this agreement, to reacquire rights in the compound if annual sales exceed a threshold level. If Novartis does not exercise this call back option, then additional milestone payments shall be due from the Company, for attainment of certain targets for net sales of product.

On December 8, 2006, the Company entered into an exclusive license agreement with McMaster University for worldwide rights to a certain platform technology used for radiolabeling compounds. This technology platform is not currently used with any of the Company’s existing product candidates, but the Company is exploring the applicability of radiolabeling to its oncology product candidates. The Company has the right to sublicense these rights and also have an obligation to maintain the related patent rights. In exchange for this exclusive license, the Company is obligated to pay an upfront, nonrefundable licensing fee, future royalties on net sales of any products that are radiolabeled using the licensed technology for the term of the patent rights, minimum annual royalties (that are creditable against royalties) and future milestone payments relative to clinical trials for particular indications and certain stages of the regulatory process. The term of this agreement is through the last to expire of the patent rights and the Company has the right to terminate the agreement upon providing ninety days written notice.

On December 20, 2006, the Company entered into a license agreement with Mallinckrodt, Inc. This agreement relates to the Company’s oncology product candidate Onalta, and it complements the rights obtained in the Company’s agreement with Novartis, by providing manufacturing rights and production know-how for Onalta. Pursuant to the Mallinckrodt Agreement, the Company has licensed on a worldwide basis, the nonexclusive rights in the field of therapeutic human oncology, to certain patent rights and know-how related to radiolabeled somatostatin analogs and their manufacture, including the particular compound DOTA-Tyr3-Octreotride, or Onalta. The Company has the ability to sublicense its rights under this agreement, conditioned upon approval by Mallinckrodt. Under this agreement, the Company is obligated to make an upfront payment, and various payments for phases in the technology transfer process. The Company is also obligated to make a one-time purchase of certain existing quantities of production supplies from Mallinckrodt. As of September 30, 2006, the Company has made

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

no payments under this license. The term of this agreement is for as long as the Company manufactures and sells Onalta, on a country-by-country basis.

On January 15, 2007, the Company entered into a license agreement with Bayer Schering Pharma Aktiengesellschaft, or Schering. This agreement relates to the Company’s oncology product candidate Solazed. Pursuant to the Schering Agreement, the Company has licensed on a worldwide basis, the exclusive rights in the field of oncology, to certain patents and know-how related to a new class of benzamide compounds and their derivatives, the lead product candidate in the class being Solazed. The Company has an option to obtain a license to certain Schering patents and technology relating to administration of these benzamide compounds in combination with other agents to reduce the potential side effects to the human eye, from the benzamide compounds. The Company has the ability to sublicense its rights under this agreement. The Company is obligated to make an upfront payment and various payments related to the achievement of certain milestones in the clinical trial process. The aggregate amount of milestone payments hereunder, assuming all triggering events are achieved, would be $9.0 million. The Company is also obligated to pay royalties on net sales of products beginning with the first commercial sale of Solazed, for the duration of the patent rights, which expire through 2025. The Company has the right under this agreement to enforce the patents. The term of the license is on a country-by-country basis, through the last to expire of the patent rights. As of September 30, 2006, the Company has made no payments under this agreement.

13.	UNAUDITED QUARTERLY FINANCIAL DATA

The following table presents unaudited quarterly financial data of the Company. The Company’s quarterly results of operations for these periods are not necessarily indicative of future results of operations.

				Basic and
				Diluted Net
			Net Loss	Loss per Share
	Revenue Under		Attributable to	Attributable to
	Research and		Common	Common
	Development Grants	Net Loss	Stockholders	Stockholders

Year Ended December 31, 2004
First Quarter	$141,725	$(1,121,200)	$(1,422,334)	$(0.40)
Second Quarter	106,170	(2,133,683)	(2,470,681)	(0.67)
Third Quarter	124,740	(2,589,134)	(2,926,132)	(0.76)
Fourth Quarter	196,638	(2,471,386)	(2,808,388)	(0.72)
Year Ended December 31, 2005
First Quarter	267,846	(3,250,119)	(4,159,350)	(1.01)
Second Quarter	159,116	(3,228,435)	(4,013,595)	(0.96)
Third Quarter	254,180	(4,914,160)	(5,991,569)	(1.42)
Fourth Quarter	550,942	(6,908,106)	(8,182,943)	(1.91)
Year Ending December 31, 2006
First Quarter	81,518	(6,842,194)	(7,796,808)	(1.79)
Second Quarter	82,391	(5,548,469)	(6,487,889)	(1.44)
Third Quarter	42,550	(6,594,515)	(7,586,010)	(1.67)

5,000,000 Shares

MOLECULAR INSIGHT PHARMACEUTICALS, INC.

Common Stock

PROSPECTUS

Until February 26, 2007 all dealers that effect these transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

RBC Capital Markets	Jefferies & Company

A.G. Edwards	Oppenheimer & Co.

February 1, 2007